WINNING THE WEST FOR 25 YEARS

CWB | CANADIAN WESTERN BANK GROUP
BANK · TRUST · INSURANCE

2008 ANNUAL REPORT

FIVE YEAR FINANCIAL SUMMARY

($ thousands, except per share amounts)

	2008	2007	2006	2005	2004
Results of Operations					
Net interest income (teb)[1]	$ 228,617	$ 210,659	$ 168,684	$ 140,320	$ 117,236
Less teb adjustment	5,671	5,410	4,078	3,975	3,898
Net interest income per financial statements	222,946	205,249	164,606	136,345	113,338
Other income	70,240	62,821	53,086	45,561	35,052
Total revenues (teb)	298,857	273,480	221,770	185,881	152,288
Total revenues	293,186	268,070	217,692	181,906	148,390
Net income	102,019	96,282	72,007	54,391	44,161
Return on common shareholders' equity[2]	15.9%	17.4%	14.8%	12.7%	12.9%
Return on average total assets[3]	1.03	1.18	1.12	1.03	0.97
Per Common Share[4]					
Average common shares outstanding (thousands)	63,214	62,354	61,514	60,394	53,564
Earnings per share					
Basic	$ 1.61	$ 1.54	$ 1.17	$ 0.90	$ 0.83
Diluted	1.58	1.50	1.13	0.87	0.75
Dividends[5]	0.4200	0.3400	0.2500	0.1900	0.1875
Book value	10.70	9.48	8.39	7.48	6.73
Market price					
High	32.20	30.86	22.78	20.35	12.07
Low	14.67	20.78	16.64	11.04	9.57
Close	18.44	30.77	21.15	17.60	11.92
Balance Sheet and Off-Balance Sheet Summary					
Assets	$ 10,600,732	$ 9,525,040	$ 7,268,360	$ 5,705,028	$ 4,918,895
Cash resources, securities and repurchase agreements	1,798,137	1,961,241	1,332,987	976,000	848,179
Loans	8,624,069	7,405,580	5,781,837	4,590,263	3,930,114
Deposits	9,245,719	8,256,918	6,297,007	4,913,307	4,267,788
Subordinated debentures	375,000	390,000	198,126	128,126	110,600
Shareholders' equity	679,148	595,493	519,530	457,990	367,589
Assets under administration	4,347,723	4,283,900	3,344,414	2,649,065	1,759,473
Capital Adequacy					
Tangible common equity to risk-weighted assets[6]	7.7%	7.7%	8.6%	9.7%	9.0%
Tier 1 ratio[7]	8.9	9.1	10.1	9.7	9.0
Total ratio[7]	13.5	13.7	13.7	12.4	11.8
Other Information					
Efficiency ratio (teb)[8]	45.2%	44.6%	46.0%	48.6%	49.5%
Efficiency ratio	46.1	45.5	46.9	49.7	50.8
Net interest margin (teb)[9]	2.30	2.58	2.62	2.66	2.57
Net interest margin	2.25	2.51	2.56	2.59	2.48
Provision for credit losses					
as a percentage of average loans	0.15	0.16	0.20	0.24	0.25
Net impaired loans as a percentage of total loans	0.19	(0.57)	(0.75)	(0.68)	(0.36)
Number of full-time equivalent staff	1,284	1,185	1,097	999	936
Number of bank branches	36	35	33	31	29

(1) Most banks analyze revenue on a taxable equivalent basis (teb) to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividend received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles (GAAP) and, therefore, may not be comparable to similar measures presented by other banks.

(2) Return on shareholders' equity is calculated as net income divided by average shareholders' equity.

(3) Return on assets is calculated as net income divided by average total assets.

(4) Stock dividends effecting a two-for-one split of the Bank's common shares were paid in 2005 and 2007. All prior period common share and per common share information has been restated to reflect these effective splits.

(5) The dividend policy was amended to be quarterly instead of semi-annually during the first quarter of fiscal 2004. The dividend rate for fiscal 2004 appears unusually high as it includes the last semi-annual dividend of $0.0750 per share paid in the first quarter and quarterly dividends of $0.0375 paid in subsequent quarters.

(6) Tangible common equity to risk-weighted assets is calculated as shareholders' equity less trust subsidiary goodwill divided by risk-weighted assets, calculated in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI). As of November 1, 2007, OSFI adopted a new capital management framework called Basel II and capital is now managed and reported in accordance with those requirements. Prior year ratios have been calculated using the previous framework.

(7) Tier 1 and total capital adequacy ratios are calculated in accordance with guidelines issued by OSFI. As of November 1, 2007, OSFI adopted a new capital management framework called Basel II and capital is now managed and reported in accordance with those requirements. Prior year ratios have been calculated using the previous framework.

(8) Efficiency ratio is calculated as non-interest expenses divided by total revenues.

(9) Net interest margin is calculated as net interest income divided by average total assets.



25 YEARS AGO...

...we made a promise to western Canadians: we will invest our allegiance, our resources and our future in Western Canada; we will support the endeavours of individuals and businesses in the west; we will work diligently to win the trust and loyalty of our employees, customers and shareholders; we will create ongoing opportunities for all stakeholders.

OUR HISTORY OF FINANCIAL PERFORMANCE

TOTAL ASSETS ($ MILLIONS)



12,000
10,000
8,000
6,000
4,000
2,000
0
4,919
5,705
7,268
9,525
10,601
2004
2005
2006
2007
2008

TOTAL LOANS ($ MILLIONS)



10,000
8,000
6,000
4,000
2,000
0
3,930
4,590
5,782
7,406
8,624
2004
2005
2006
2007
2008

TOTAL REVENUES (TEB) ($ MILLIONS)



300
250
200
150
100
50
0
152
186
222
273
299
2004
2005
2006
2007
2008

NET INCOME ($ MILLIONS)



120
100
80
60
40
20
0
44
54
72
96
102
2004
2005
2006
2007
2008

PROVISION FOR CREDIT LOSSES
(AS A PERCENTAGE OF AVERAGE LOANS)



1.00
0.75
0.50
0.25
0.00
0.25%
0.24%
0.20%
0.16%
0.15%
2004
2005
2006
2007
2008

EFFICIENCY RATIO (TEB)
(EXPENSES TO REVENUES)



100
75
50
25
0
49.5%
48.6%
46.0%
44.6%
45.2%
2004
2005
2006
2007
2008



Lisa Juba, Administrative Assistant, CWB (4 years)

REALIZING OUR PROMISE

That fundamental promise made by our founders was at the core of their vision. First and foremost, they chose a western niche that was underserved and undervalued by eastern-based competitors.

Moreover, they dreamed of creating a friendly bank with an unwavering focus on customer service. It would be nimble and non-bureaucratic with local decision-making based on prudence and common sense. Employees would be given the incentives and opportunities to succeed along with the Bank and its customers. The long-term reward for shareholders would be one of stability and reliable profitability. The overall goal… consistent, sustainable growth.

Canadian Western Bank (CWB) came into being in 1984 when a group of determined western Canadians set their forward-looking promise into motion.

WINNING THE WEST

The West responded with a resounding "Yes!" The little bank grew steadily through double-digit organic growth, acquisitions and amalgamations to become the largest publicly traded Schedule I bank headquartered in Western Canada.

As we celebrate 25 years of success, we offer services in ways our founders could never have imagined (paperless account statements, web-based trust accounts, online delivery of auto insurance policies). And just as they chose a niche market, we choose to capitalize on opportunities in new markets and business lines today.

But some things will not change. We continually raise the standard of what it takes to *win the West* and have based our strategic plan on four critical areas of success: People, Infrastructure, Process and Business Enhancement. We will work hard to earn the continued loyalty of our employees, clients and shareholders.

We know what it takes to win. And, as we enter our second quarter-century, we promise to stay on that winning path.

2008 MESSAGE TO SHAREHOLDERS

We are pleased to report that Canadian Western Bank (CWB or the Bank) posted record annual profits in 2008, surpassing a milestone $100 million of net earnings.

While notable itself, this accomplishment came in the midst of unprecedented turmoil in global financial and credit markets, which further highlights the benefits of our conservative growth strategies and disciplined credit practices. It also reflects the strong talent and unwavering commitment of our employees, who continue to demonstrate they are second-to-none. CWB finished the year with its 82nd consecutive profitable quarter and had no direct exposure to any troubled asset-backed commercial paper, collateralized debt obligations, credit default swaps, U.S. subprime mortgages or monoline insurers. We surpassed our fiscal 2008 loan growth target, which pushed total assets over $10 billion and marked nineteen consecutive years of double-digit loan growth. Despite constrained revenues due to a significantly lower net interest margin, CWB also maintained its enviable efficiency ratio.

While there were many successes in 2008, CWB was not immune to unfavourable spinoff effects related to global market turmoil. The significant impact on net interest margin – due to a combination of increased deposit costs, a declining prime lending interest rate and the retention of high liquidity levels in response to market events – constrained overall profitability and resulted in lower than anticipated total revenues, return on equity and return on assets. These circumstances, coupled with lower commodity prices and comparatively slower economic growth, also had consequence, particularly as it related to our share price. CWB shares closed at $18.44 on October 31, 2008, compared to $30.77 a year earlier.

Our 2009 performance targets reflect expectations for continued solid loan growth and good overall performance relative to adverse market conditions and a very uncertain global economic outlook. Fiscal 2009 will mark CWB's 25th anniversary and key objectives for this momentous year include extending the Bank's long history of profitability and double-digit loan growth, while building on our strong credit discipline and proven fiscal responsibility. In December 2008, we were very pleased to complete our previously announced deal to acquire majority ownership of Edmonton-based Adroit Investment Management Ltd. (Adroit). The addition of Adroit, along with its entire team of professionals, is expected to be an excellent strategic fit with existing banking and trust operations. The acquisition will fill an existing product gap and should provide a solid base to facilitate future growth of this business.

The theme of the 2008 annual report is "Winning the West", a phrase that captures our history, culture and successes, both current and future. Through this theme we demonstrate our ongoing commitment to maximize value for all CWB stakeholders. As in prior years, our focus will remain centred on four pillars of influence that encompass the main elements of our strategic direction: People, Infrastructure, Process and Business Enhancement.

BANKING SERVICES

Very strong loan growth of 16% surpassed our annual target. CWB remains committed to partnering with businesses and individuals within our geographic focus, and we capitalized on numerous high quality lending opportunities that were partially aided by the continued exit of foreign-based competitors from our markets. We expect market share gains will continue through 2009 and will diligently work to further enhance awareness of the Bank's competitive advantages focused on superior service delivery, financial stability and offering customers a local, relationship-based banking alternative.

Overall credit quality remained sound and provisions for credit losses were maintained in line with the fiscal 2008 target of fifteen basis points of average loans. While gross impaired loans increased notably compared to the exceptionally low levels experienced in the previous two years, they remained within expectations in view of elevated uncertainties and slower economic activity. All current identified losses are reflected in the specific provisions for credit losses. The amount of gross impaired loans fluctuates up or down depending on general economic conditions, but actual write-offs remained low. This not only reflects the Bank's secured lending practices, but also our long-standing commitment to maintain disciplined underwriting practices.

Our strategies to increase funding sources showed good results with 12% growth in total deposits. Fierce competition sparked by persistent turmoil in global financial markets made this success even more meaningful, as we were able to build liquidity without pressures to forgo any preferred lending or other high quality growth opportunities. Total deposits raised in the branch network and Canadian Western Trust Company (CWT) increased 10%, while the demand and notice component within branch-raised deposits was up 8%. We introduced an Internet-based division of the Bank in the fourth quarter named Canadian Direct Financial™ (www.canadiandirectfinancial.com). This platform offers a high-interest savings account and term deposits directly to customers who are not served by our branch network. Enhancing the Bank's retail deposit base will remain a key strategic focus as success in this area diversifies funding sources and provides additional flexibility to capitalize on new opportunities.

In line with our infrastructure strategy, we opened a new branch in Leduc, Alberta (AB) and completed numerous other expansions and upgrades. Infrastructure initiatives confirmed for 2009 include further expansion of the branch network and ongoing improvements to existing premises.

Optimum Mortgage (Optimum), our alternative mortgage business, continued to perform well, producing very strong returns on a solid overall risk profile. Optimum's portfolio increased 25% this year to comprise approximately 5% of total loans. One of our growth initiatives for this business included extending Optimum's geographic focus into select Ontario markets.

TRUST SERVICES

Trust services made a strong earnings contribution and continued to provide valued diversification and new growth opportunities. CWT marked several notable accomplishments, including the successful implementation of its next-generation Internet query tool, CWeb. Customers provided very positive feedback on this new technology and we now have more than 3,000 clients using this enhanced web-based service. Valiant Trust Company (Valiant) also performed well, particularly in view of a marked reduction in capital markets activity related to ongoing uncertainties and generally slower economic activity. Valiant obtained its federal trust license and expanded operations with the mid-year opening of a share transfer services office in Toronto.

INSURANCE

Canadian Direct Insurance Incorporated (CDI) posted record earnings as we continued to increase brand awareness throughout Alberta and British Columbia (BC). Gross written premiums exceeded $107 million reflecting growth in both the home and auto product lines. CDI launched the service phase of its Internet-based technology platform which provides for a more efficient means of administering customer policies. The number of auto policies sold online continues to grow as customers choose to buy over the Internet to save more money. Online sales accounted for over 40% of all new auto policies sold in 2008. Insurance operations provide a solid platform for continued growth and support the Bank's key objectives to further diversify revenues and increase return on equity.

MESSAGE TO SHAREHOLDERS CONTINUED

THINK WESTERN®

We were very pleased to be recognized for a second straight year as one of the "50 Best Employers in Canada". The best employers list is based on employee responses to a confidential opinion survey that measures factors such as leadership, managerial support, recognition and opportunities for learning and development. We responded to a number of topics identified by our employees in last year's survey and will make additional positive changes next year as we look to further enhance our position as an employer of choice. Our outstanding people drive CWB's success and we will continue to do everything we can to offer a rewarding work experience that enables and challenges everyone to achieve their full potential.

GOVERNANCE

A primary goal of our Board of Directors and senior management is to implement strategies that promote the collective best interests of all CWB stakeholders. We continually evaluate changing standards and best practices of corporate governance and remain committed to developing the best business decisions for the Bank within this framework.

OUTLOOK

The Bank's strategies for sustained, responsible growth remain evident as record annual earnings and revenues in volatile markets substantiate CWB's growing market position and strong risk profile. Maintaining the Bank's disciplined underwriting practices will remain top of mind as we continue to work through the challenges associated with ongoing market turmoil and a very uncertain global economic outlook. We are well positioned to manage through this credit cycle and actual loan losses are expected to remain within the Bank's long-term historic range. Western Canada's economic fundamentals should remain sound relative to the rest of Canada, notwithstanding increased challenges in some sectors related to an overall slowing of the economy.

We are also determined to improve net interest margin over time, and to date, have had good success in meeting our pricing targets for new and renewal loans. We will continually enhance our credit and price discipline as we work to unlock the significant future profits embedded in our portfolio. Our efficient capital position will support ongoing growth and we believe we are well situated to manage future unexpected events.

While strong fiscal responsibility will be maintained, effective execution of CWB's strategic focus on people, process, infrastructure and business enhancement will require increased expenditures in areas mainly supporting the Bank's growth initiatives, including plans for further expansion of the branch network in 2009. Ongoing development of trust, insurance, wealth management and other complementary businesses also remains a key strategy and supports our objectives to increase the proportion of non-interest income to total revenues over time. If the right strategic opportunity arises, the Bank will also look to support its growth and diversification objectives via acquisition. Management is committed to maximize shareholder value over the long term and our strategic initiatives represent essential steps towards meeting this objective. We will celebrate the Bank's 25th year of success in fiscal 2009 and look forward to capitalizing on CWB's extraordinary potential – while managing related challenges – as we commence our next quarter century.

Jack C. Donald
Chairman

Larry M. Pollock
President and CEO

Canadian
10303 Jasper Avenue, Edmonton



TODAY...

Canadian Western Bank Group (CWB Group) comprises 36 bank branches, 7 trust locations, 2 insurance call centres and 1 investment management office, with combined assets of over $10 billion, assets under administration of more than $4 billion and assets under management of nearly $1 billion.

CANADIAN WESTERN BANK (CWB)

provides a full range of business and personal banking services at 36 locations across the four western provinces. CWB is the largest Schedule I bank headquartered in Western Canada and is respected as a leader in mid-market commercial lending. We continue to attract individuals and businesses in the west who appreciate friendly, relationship-based banking.

CANADIAN WESTERN TRUST (CWT)

offers profitable solutions for retirement, trustee and custodial financial needs. With over twenty years of mindful service and $4 billion of assets under administration, CWT has become a highly trusted name for a growing base of satisfied customers.

VALIANT TRUST (VALIANT)

specializes in corporate trust, stock transfer and employee plan services for public and private corporations and income trusts. Valiant has a reputation for getting things done.

CANADIAN DIRECT INSURANCE (CDI)

provides auto and home insurance at competitive rates for residents of AB and BC. CDI offers customers friendly and informed service via the telephone or Internet and through select auto insurance brokers in BC.

ADROIT INVESTMENT MANAGEMENT (ADROIT)

focuses on wealth management for individuals, corporations and institutional clients. Founded in 1993, Adroit's business success is built on the highest ethical standards, conservative growth principles and strong investment performance.

l Govenlock
hoenix Fence
Client for 22 years)
larlene Sarafinchan
eceptionist, CWB (13 years)



Our company has a long-term relationship with CWB… we like them, they like us. Other banks have knocked on our doors, but CWB has always provided great service. Their decision-making is right here and they take the time to get to know our business. AL GOVENLOCK



WHAT IT TAKES TO WIN

PEOPLE

From day one, CWB Group has been defined by our culture which fosters a strong mutual respect for our employees, customers and shareholders. You could call it a win/win/win situation.

WE INVEST IN OUR EMPLOYEES...

CWB Group provides a positive and rewarding work environment that offers every employee the incentive, training and tools to be successful: comprehensive benefits, competitive compensation, lifetime career opportunities and ongoing training and educational opportunities. Our *cwbalance*® program encourages a strong work/life balance, cultivates a healthy work environment and nurtures employee morale. The SPICE (Staff Participating In Creating Excellence) program rewards employees with additional monetary compensation for their ideas and contributions on how to improve our businesses. Everyone has a vested interest in the Bank's success, as currently over 90% of employees are CWB shareholders.

OUR EMPLOYEES PROVIDE SUPERIOR SERVICE...

An engaged and empowered employee who is treated with respect and fairness is motivated to connect with customers and provide friendly, highly personalized service.

Knowledgeable and enthusiastic CWB employees will go out of their way to offer clients helpful advice and specialized attention.

Customers are impressed by great personal service and delighted by our people-friendly environment. Strong employee/client relationships are formed... customer loyalty ensues.

Employees grow and prosper along with customers, and will ultimately lead CWB Group and its clients into a secure and profitable future.

SHAREHOLDERS GAIN VALUE AND STABILITY...

Over the past 25 years, our small-bank agility combined with prudent management and disciplined lending practices have served us well in all financial environments. We achieved record earnings in 2008, arguably one of the most difficult years in history for the global financial services sector as a whole. It is often said that the best predictor of a successful future is a proven, reliable past. Our ongoing commitment to shareholders is to consistently add value to their investments over time.

Everyone wins.



To retain good people, we need an environment that respects their well-being. At CDI Edmonton, our employees value their new home and know it was created for them.

SANDY SCHULTZ

Jhoana Go
Service Advisor, CDI (1 year)

Sandy Schultz
Senior Manager, CDI (7 years)



WHAT IT TAKES TO WIN

INFRASTRUCTURE

Premises, technology, capital and brand are the essential components of our infrastructure: elements that support business activities and underpin our successes.

PREMISES

We continually invest in new and expanded spaces to accommodate our growing needs and goals. In 2008, we

- opened a new bank branch in Leduc, AB
- confirmed plans for new bank branches in Sherwood Park, AB; Kamloops, BC; Surrey, BC; and Saskatoon, Saskatchewan
- opened a Valiant Trust office in Toronto, Ontario
- proceeded with expansion at CWB corporate office to support ongoing growth
- relocated CDI Edmonton to larger and improved premises

TECHNOLOGY

Last year, we commenced a three-year systems review to source proven technologies to help maximize resources, diversify service offerings, improve product delivery and enhance customer convenience.

Improvements in 2008 included: paperless account statements, cheque imaging technology, Group-wide efficiency upgrades, new CWBdirect® account opening features, improvements to CWT's popular CWeb service platform, CDI's enhanced ability to deliver auto insurance quotes and policies online, and the introduction of an Internet-based division of the Bank named Canadian Direct Financial™.

CAPITAL

Our strong balance sheet continues to support growth, while prudent management policies help guard us from unexpected pitfalls. Our strategy of not investing in things outside our expertise has served stakeholders very well. In addition to growing retained earnings with strong profitability, we utilize other efficient sources of capital, including innovative Tier 1 and subordinated debentures. Our solid capital position, in combination with conservative liquidity management, allows us to react quickly to new opportunities that arise.

BRAND

We know that brand is more than a logo, a marketing campaign or a mission statement. It reflects the beliefs and actions of an organization and the individuals within it. CWB Group has earned the reputation as a profitable, common sense-based company that delivers services in a friendly and straightforward manner.



> If it doesn't reflect our *Think Western* culture we won't get employee buy-in, so our solutions have to be customer-friendly and they have to make sense.
>
> DIANE DAVIES

Diane Davies, Assistant Vice President
BPIT, CWB (17 years)

David Parkatti, Senior Analyst
BPIT, CWB (1 year)

Roy Jefferson, Senior Manager
BPIT, CWB (21 years)



WHAT IT TAKES TO WIN

PROCESS

An ongoing focus on improving processes allows us to streamline operations and more effectively build on our competitive advantages.

By necessity, CWB Group processes are extensive. They must comply with strict policies and regulations, while adjusting to our expanding operations and diverse procedures. If processes are inflexible, it can inhibit growth and mire an organization in bureaucracy. An ongoing focus on process improvement helps optimize our conservative risk profile, control larger numbers of transactions and realize our promise to

- improve efficiencies
- simplify and enhance customer convenience
- maintain a disciplined credit culture
- diversify delivery of services
- increase operating capacity
- build compliance into every process
- maximize Group-wide resources
- eliminate redundancy
- optimize resource sharing and cross-selling

Consecutive years of controlled, responsible growth have required new people, expanded workspaces, higher volumes of transactions and increased workloads. It is recognized that we must constantly revisit our processes to ensure we are getting things done in the most effective and efficient way possible. While this objective remains a key responsibility for everyone throughout the Group, our Business Process Improvement Team (BPIT) has a specific mandate to identify processes that are no longer efficient and work to find better solutions. "Our job is to find the right steps, the best technology and the ideal mix of people to get the job done," says Roy Jefferson, Senior Manager. David Parkatti, Senior Analyst, adds "It's not about pointing out things people are doing wrong, it's about working together to make everyone's job easier."

"Our strategies and processes helped CWB avoid direct exposure to any of the troubled asset-backed commercial paper, collateralized debt obligations, credit default swaps, U.S. subprime mortgages, or monoline insurers that cluttered the financial landscape in 2008."

– Larry Pollock, President and CEO, CWB Group



> Ryan understands iron and he knows what it takes to get the job done. I can call him any time and he'll be there for us. CWB still has that do-anything-for-you, small-bank attitude.
>
> BRIAN STEWART

Brian Stewart, President
Westex Construction Corp
(Client for 12 years)

Ryan Pearson, Assistant Vice President & Manager, Equipment Financing Group, CWB (14 years)



WHAT IT TAKES TO WIN

BUSINESS ENHANCEMENT

Winning requires preparation. Expansion takes planning. Profitable growth calls for continuous improvements. As in past years, we will be proactive on all fronts.

We will continue to grow and add value for our stakeholders by employing the prudence, common sense and agility that have contributed to our success throughout the Bank's history. Staying true to the path we know and understand proved successful again in 2008.

OUR BUSINESS ENHANCEMENT FORMULA IN ACTION

Banking

The Bank realized strong growth and low loan losses supported by a continued focus on niche areas of commercial and personal banking, real estate lending, energy lending and equipment financing. We increased brand awareness, secured new funding sources, extended our ABM network, added online banking options and utilized technology to manage growth. We further enhanced our deposit gathering capability with the introduction of Canadian Direct Financial™.

Trust

CWT increased its national presence, launched fresh products (e.g. a new low-cost Group RSP) and used technology to streamline operations and enhance services. Valiant became a federal trust company this year and expanded with the opening of an office in Toronto.

Insurance

CDI maintained solid earnings growth and reinforced its commitment to deliver high levels of customer service and superior claims experience, as well as new and/or enhanced product delivery channels. We also launched the new *CDI Worldpoints® MasterCard®*.

Looking forward

We will continue on this proven path in the coming year to

- further diversify funding and revenue sources
- enhance products and improve distribution
- expand geographically
- increase market presence and brand awareness
- minimize risk while ensuring a fair and profitable return on investment
- optimize our client base through effective cross-promotion
- capitalize on strategic partnerships and acquisition opportunities
- explore new lines of business



Louise Hovelson
Opportunity Manager, YESS

Kate Denis
Marketing Project Coordinator,
CWB Group (2 years)

A number of new sponsors came on board because of CWB's involvement with our *Homeless For A Night* event. Participants and sponsors doubled, and donations tripled! About a dozen CWB Group staff came out to show their support and spent the night with us, sleeping on the grass in the rain.



WHAT IT TAKES TO WIN

COMMUNITY INVESTMENT

An important part of our *Think Western* culture involves supporting and strengthening the communities that our customers and employees call home.

THE MORE WE GROW, THE MORE WE GIVE.

Since 2005 CWB has donated close to $2 million in financial and in-kind contributions to the regions we serve. But our community investment program goes far beyond donating funds. Employees dedicate time and expertise to form working partnerships that help support a wide range of needs and initiatives. We also encourage branches and subsidiaries to respond to priorities in their own regions.

CWB invests in local kids

This past summer, CWB offered *The Greater Interest GIC™* and paid a percentage of amounts invested back to the communities where the deposits were made. Through this initiative, CWB donated $106,000 to child and youth charities: Youth Emergency Shelter Society (YESS) in Edmonton, Canuck Place Children's Hospice in BC, and local Big Brothers and Big Sisters organizations in our other markets.

The Western Way

Community involvement is an important and ever-growing part of our responsibility as good corporate citizens, and we have an obligation to ensure our efforts have the greatest impact possible. Our community investment focuses on the following important areas:

- health, wellness and caregiving
- education
- community and civic services

Western Spirit Program

Our people are active community members who are passionate about their chosen causes. In recognition of this, CWB Group employees who volunteer their time to improve our communities can request a $250 grant to a registered Canadian charity of their choice.

IN MEMORY



EUGENE PECHET

September 22, 1916 – August 23, 2008

With sadness, we mark the passing and celebrate the life of an exceptional individual who played a vital part in both the beginning and subsequent success of the CWB Group.

Eugene Pechet was known by many as a successful, hard-working hotelier – often referred to as the best in the business – but at CWB, he will also be remembered for his vision, integrity and unwavering commitment to the Bank's success. Eugene played a key role in starting the Bank and was one of the founding Directors of CWB (or the Bank of Alberta, as it was originally known). He also agreed to act as a sponsoring shareholder – effectively, Eugene paid start-up costs and provided working capital until the Bank was operational. In fact, a boardroom in one of his Edmonton hotels served as home base for CWB's first employees.

Eugene retired from CWB's Board of Directors in 1992, but remained active as a consultant to the Loans Committee until 2001. He subsequently retained the title of Director Emeritus and continued to instill the organization with his unique insights and strong *Think Western* values. No matter what role or title he was asked to accept, he did it humbly, with joy and pride – always demonstrating his superb business acumen and contagious enthusiasm. His influence remains with us, as do the memories of his invaluable contributions.

AWARD OF EXCELLENCE RECIPIENTS FOR 2008

Awards of Excellence recognize employees who display qualities for which CWB is known and are inherent in our *Think Western* culture. When staff *Think Western,* they exceed expectations in the areas of client service (both internal and external), peer relationships, innovation and initiative. They are enthusiastic about their work and their organization. They are reliable, respectful and responsive to both customers and co-workers.

Almas Bhimani
CWB Calgary Main

Blair Himmelreich
CWB Corporate Office

Eric Liaw, CWT Vancouver

Eresha Nanayakkara
CWB Corporate Office

Fran Goplin, CDI Edmonton

Heather Colton, CDI Vancouver

Jason White, CWB Coquitlam

Lindsay Prokop, CWB Langley

Pam Perera, CWB Old Strathcona

Sherree Bunker
Optimum Mortgage, Edmonton

Tara Bouchard, Valiant, Calgary

Vanessa Laroque
CWB West Point Branch

CORPORATE GOVERNANCE

INTRODUCTION

Sound and effective corporate governance has always been a priority for Canadian Western Bank (the "Bank"). The Board of Directors (the Board) and management of the Bank are committed to govern and maintain the Bank's operations effectively and efficiently within its regulatory environment. Corporate governance policies are reviewed regularly for improvement and are designed to strengthen the ability of the Board to effectively supervise management and enhance long-term shareholder value.

The Board's Corporate Governance & Human Resources Committee provides direction, monitors compliance and makes recommendations to the Board to enhance corporate performance and promote ongoing improvement in Board effectiveness.

THE BOARD OF DIRECTORS

The Board has reviewed the status of each of its directors to determine whether such director is "independent" as defined in National Instrument 58-101 *Disclosure of Corporate Governance Practices* (NI58-101) and "affiliated" as defined by the affiliation regulations set forth in the Bank Act. The review included the completion of self-assessment questionnaires by each of the directors and a detailed review of the responses by the Conduct Review Committee. As a result of this review and after consideration of all business, charitable and family relationships among the directors and the Bank, the Board has determined that all of the directors, except Mr. Pollock, (or 92% of the Board) are both independent and not affiliated with the Bank. Mr. Pollock is not independent and is affiliated with the Bank as a result of his position as President and Chief Executive Officer (CEO) of the Bank. It is a requirement under the Bank Act that the CEO be a director of the Bank.

The Board held four regular meetings and one special meeting during fiscal 2008. At the end of every regularly scheduled Board meeting a session was held without any management, including the CEO, present.

Mr. Jack Donald is the Chairman of the Board. Mr. Donald is an independent director as defined in NI58-101. As Chairman of the Board, his responsibilities include ensuring that the Board functions effectively and independently of management and that it meets its obligations and responsibilities as set out in its mandate.

BOARD MANDATE

The Board's mandate sets out the Board's purpose, organization, duties and responsibilities. Its written mandate is summarized as follows.

The Board has responsibility for stewardship of the Bank, including:

- to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers (as defined in National Instrument 51-102 *Continuous Disclosure Obligations*) and that the CEO and other executive officers create a culture of integrity throughout the organization;
- adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;
- the identification of the principal risks of the Bank's business, and ensuring the implementation of appropriate systems to manage these risks;
- overseeing succession planning (including appointing, training and monitoring senior management);
- adopting a communication and disclosure policy for the Bank;
- overseeing the Bank's internal control and management information systems;
- developing the Bank's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Bank; and
- reviewing and disclosing, no less than annually, measures for receiving feedback from stakeholders.

In addition to the above, the Board shall:

- with the assistance of the Corporate Governance & Human Resources Committee, review and ratify the employment, appointment, grade levels and compensation of the top five executive employees of the Bank and approve all senior officer appointments (Vice President and higher);
- with the assistance of the Corporate Governance & Human Resources Committee, develop a position description for the CEO, which, together with other board approved policies and practices, should provide for a definition of the limits to management's responsibilities, approve the objectives of the Bank to be met by the CEO, and ensure the performance of the CEO is evaluated at least annually;
- with the assistance of the Corporate Governance & Human Resources Committee, develop a process to evaluate the effectiveness of each director and the Board as a whole on no less than a biennial basis;
- review and approve the strategic plan, the annual business plan and accompanying capital plan and financial operation budget, including capital expenditures;
- approve material divestitures, acquisitions and financial commitments;

- with the assistance of the Audit Committee, approve the annual audited and quarterly unaudited financial statements, the annual and quarterly Management's Discussion and Analysis (MD&A), the Annual Information Form, the Management Information Circular and other annual public documents of the Bank;
- determine the content and frequency of management reports;
- review any recommendations from regulators or the external auditors respecting their assessment of the effectiveness of the internal controls that come to their attention in the conduct of their work;
- ensure an independent audit/inspection function is in place to monitor the effectiveness of organizational and procedural controls; and
- with the assistance of the Audit Committee and Loans Committee, approve loan write-offs.

The Board has developed written position descriptions for the Chairman of the Board as well as the Chair of each Board committee. The Board has also developed a written position description for the CEO.

ORIENTATION AND CONTINUING EDUCATION

The Bank has not adopted a formalized process of orientation for new Board members although all directors are provided with a Directors' Manual, which includes a copy of all Board and committee mandates and policies, the Bank's by-laws and other reference material. New directors are also provided the opportunity to meet with senior management and other directors.

Directors are kept informed as to matters impacting, or which may impact, the Bank's operations through reports and presentations at the quarterly Board meetings. Special presentations on specific business operations are also provided to the Board. In 2008, quarterly presentations were made to the Board on the liquidity and market issues associated with the disruption in the financial markets. The Board also reviewed the Bank's people strategy.

ETHICAL BUSINESS CONDUCT

The Bank has a written code of conduct for its directors and a written code of conduct for its officers and employees. A copy of both of these codes may be found on the Bank's website at www.cwbankgroup.com. The Board monitors compliance with the codes by requiring each director, officer and employee to annually sign a certificate confirming his/her compliance with the applicable code. To the knowledge of the Board, there have been no departures from the code during fiscal 2008 that would have required the filing of a material change report.

In the event a director or executive officer has a material interest in any transaction or agreement considered by the Board, or any committee of the Board, such interest must be declared and recorded in the minutes of the meeting and the director or executive officer must vacate the meeting while the transaction or agreement is being discussed. The responsibilities of the Conduct Review Committee include establishing procedures to ensure disclosure and review of related party transactions in accordance with the requirements under the Bank Act. These procedures include obtaining an annual certificate from each director and officer of the Bank, which discloses all related parties of the director or officer and any related party transactions with the Bank.

The Board believes that a culture of strong corporate governance and ethical business conduct must be endorsed by the Board and the executive officers. The codes of conduct address many areas of business conduct. A whistleblower procedure for the Bank has been established through which complaints or concerns regarding questionable audit or accounting matters may be made.

The Bank has adopted a corporate disclosure policy which is reviewed annually. Quarterly and annual financial documents are reviewed by an internal Disclosure Committee prior to being recommended for Board approval and CEO/CFO certification of annual and interim filings. Inquiries and requests for information from shareholders and potential investors receive prompt attention from an appropriate officer. The Bank's quarterly earnings conference calls with analysts and institutional investors are broadcast live, via the Internet, and archived on the Bank's website for 60 days. The calls are also accessible on a live and recorded basis via telephone to interested retail investors, the media and members of the public. The Bank also includes all significant disclosure documents on its website at www.cwbankgroup.com.

The Bank has engaged an independent Ombudsman to receive complaints from banking clients who are unable to obtain satisfaction from the internal complaint handling process.

NOMINATION OF DIRECTORS

The Corporate Governance & Human Resources Committee has responsibility for identifying new candidates for Board nomination. This committee is comprised of six directors, all of whom are independent. The mandate of this committee in respect of nomination and Board assessment matters specifically sets out the following duties and responsibilities:

- identify and recommend to the Board qualified candidates to be considered for Board membership;
- review, monitor and make recommendations regarding new director orientation and the ongoing development and education of existing Board members;
- evaluate at least biennially Board effectiveness, membership, selection criteria, composition and size and make recommendations to the Board, and on alternate years, evaluate the involvement and contribution of individual members; and
- make recommendations to the Board regarding revisions to the Board of Directors' Manual.

The Corporate Governance & Human Resources Committee annually reviews both the size and composition of the Board in accordance with the Bank's policy "Board and Member Review and Assessment". In fiscal 2008, the Board was comprised of 12 directors, which was large enough to permit a diversity of views and staff the committees, without being so large as to detract from its efficiency and effectiveness. In considering new nominees for the Board, the Committee assesses the skills, expertise and experience of the incumbent directors in order to determine the skills, expertise and experience it should seek in new board members to add value to the Board. The Committee has developed a written matrix to assist it in its analysis. As each director is expected to participate on one or more of the Board's four committees, expertise and experience related to a particular committee may be considered by the Committee. The Committee also considers such matters as a candidate's integrity, independence and residency. The Committee then assesses each potential nominee against the criteria developed by the Committee.

COMPENSATION

The Corporate Governance & Human Resources Committee has responsibility for determining the compensation of the Bank's directors and officers. This committee is comprised of six directors all of whom are independent. The mandate of this committee in respect of compensation matters specifically sets out the following duties and responsibilities:

- review and recommend to the Board the fees and other benefits to be paid to directors;
- review the position descriptions for the executive officers of the Bank and approve changes;
- establish (a) an executive compensation structure for the CEO; and (b) in conjunction with the CEO of the Bank, an executive compensation structure for all other executive officers of the Bank and Canadian Direct Insurance Incorporated;
- ensure an annual performance appraisal is completed for the President and CEO and that it is reviewed with him by the Chairman of the Board;
- review and approve any employment related contract entered into between the Bank, or one of its subsidiaries, and an executive level officer (equivalent to Executive Vice President within the Bank, or higher);
- review the Succession Plans for the Bank and its subsidiaries, which will include all critical positions as well as all officers in each of the companies;
- establish, amend, monitor and, where appropriate, terminate all compensation plans and arrangements for executive officers, officers and employees of the Bank and its affiliates, including:
  - pension and retirement programs;
  - cash-based incentive compensation plans and other bonus arrangements; and
  - share incentive plans and other equity-based arrangements;
- award grants of options under any share incentive plan, subject to applicable regulatory and shareholder approval; and
- review the annual report on executive compensation and review with the Board of Directors before approval is given.

The remuneration paid to the Bank's directors and officers is reviewed each year by the Corporate Governance & Human Resources Committee. The level of remuneration is designed to provide a competitive level of remuneration relative to comparable positions in the marketplace. A comparator group is developed by identifying companies, primarily within the Bank's market, of similar size considering value of assets, number of employees and revenue. The aggregate annual remuneration payable to all directors is set out in the Bank's by-laws. Any increase to this total amount requires shareholder approval.

The Corporate Governance & Human Resources Committee has the responsibility and authority to retain consultants, including compensation consultants or advisors, as the Committee may determine necessary or advisable to carry out its responsibilities. During the year ended October 31, 2008, Mercer (Canada) was engaged by the Committee to obtain compensation information on a specified comparator group. Due to limited participation from the targeted comparator group the Committee terminated the engagement.

BOARD COMMITTEES

The Board has four standing committees: the Audit Committee, the Conduct Review Committee, the Corporate Governance & Human Resources Committee and the Loans Committee. The Audit Committee and Conduct Review Committee are required committees under the Bank Act. All directors currently participate in at least one standing committee.

Audit Committee

Members:	Robert Manning (Chair)	Robert Phillips
	Wendy Leaney	Alan Rowe
	Gerald McGavin	

This committee is comprised of five financially literate and independent directors. Its written mandate is summarized as follows:

- review the earnings press releases, the annual audited and quarterly unaudited financial statements, the annual and quarterly MD&A, the Annual Information Form and other annual public documents of the Bank containing financial information and report thereon to the directors before approval is given;
- discuss major issues regarding accounting principles and financial statement presentations, analyses prepared by management or the external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements;
- meet with the external auditors to discuss the annual and quarterly financial results and the returns referred to within this mandate and receive the auditors' reports thereon;
- recommend to the Board the appointment of the external auditors and review the terms of the external auditors' engagement, the audit plan, any proposed changes in accounting policies, their presentation and input concerning significant risks and key estimates and judgments of management;
- resolve disagreements between management and the external auditors regarding financial reporting;
- review and approve the policy for non-audit services to be completed by the external auditors. The Committee may delegate, to one or more Committee members, the authority to grant approval of such services, provided the decisions of such members are reported to the full Committee at its next meeting;
- review and approve the Bank's hiring policies regarding employees and former employees of the present and former external auditors of the Bank;
- review, evaluate and approve the internal control procedures implemented by management;
- meet with the Chief Internal Auditor of the Bank and with management of the Bank to discuss reports on internal audit activities and findings and the effectiveness of the internal control procedures established for the Bank. Review the mandate and annual plan of the internal audit department;
- review correspondence received from regulators and external auditors together with management's responses concerning the effectiveness of internal controls and other matters that fall within the responsibility of the Committee;
- review such returns of the Bank as the Superintendent of Financial Institutions may specify;
- review such investments and transactions of the Bank that could adversely affect the well-being of the Bank, as the external auditors or any officer of the Bank may bring to the attention of the Committee;
- receive quarterly reports from the Loans Committee, the Bank's Disclosure Committee and the Canadian Direct Insurance Incorporated Audit and Conduct Review Committee;
- review the appointment of the Chief Financial Officer and the Chief Internal Auditor;
- review periodically the Code of Conduct for senior financial officers; and
- establish a whistleblower procedure for the Bank through which complaints or concerns regarding questionable audit or accounting matters can be made.

Conduct Review Committee

Members:	Albrecht Bellstedt (Chair)	Allan Jackson
	Charles Allard	Arnold Shell

This committee is comprised of four independent directors. Its written mandate is summarized as follows:

- establish procedures to ensure disclosure of transactions with specified related parties of the Bank and review any such transactions to ensure compliance with the Bank Act, either approving or declining the transactions, as required;
- review and approve internal policies for credit arrangements and financial services available to employees of the Bank under the regulations concerning officers and associated parties;
- monitor aggregate transactions of the Bank with its directors and officers and their interests to ensure continued compliance with the Bank Act and that excesses over the permitted limits are brought to the Board for consideration;
- review the conduct policy and any other specialized standards on an annual basis to ensure relevance and completeness in regard to legislative requirements;
- monitor procedures for conflicts of interest, confidential information, disclosure of information and handling of customer complaints, and be satisfied that the procedures are being adhered to; and
- ensure every employee, officer and director agrees to comply, by way of an annual written acknowledgement, with the Bank's conduct policies.

Corporate Governance & Human Resources Committee

Members:	Jack Donald (Chair)	Robert Manning
	Albrecht Bellstedt	Howard Pechet
	Allan Jackson	Robert Phillips

This committee is comprised of six independent directors. This committee is responsible for the identification of new directors (as described under "Nomination of Directors" above) and the determination of the compensation of the Bank's directors and officers (as described under "Compensation" above). In addition, this committee's written mandate includes the following:

- review corporate governance trends and best practices and make recommendations to the Board on changes to the Bank's governance policies and practices; and
- review and monitor compliance with corporate governance guidelines and report instances of non-compliance to the Board.

Loans Committee

Members:	Allan Jackson (Chair)	Gerald McGavin
	Charles Allard	Howard Pechet
	Albrecht Bellstedt	Robert Phillips
	Jack Donald	Larry Pollock
	Wendy Leaney	Alan Rowe

This committee is comprised of ten directors, nine of whom are independent. Mr. Phillips serves as an alternate member and in such capacity attends meetings only when required to ensure a quorum. The CEO, who is not independent, is a member of this committee. This committee's written mandate is summarized as follows:

- establish and approve lending limits for the Bank and the CEO within the limits established by the Board and review such limits at least annually;
- review, approve and/or decline all credit applications which are in excess of the lending limit for the CEO but within the Committee's lending limit or which relate to loans to, or guaranteed by, a foreign country;
- make recommendations to the Board for loan proposals in excess of the Committee's limit;
- review the policy of Director Related Loans and make recommendations to the Board;
- approve all amendments to the Bank's lending policies and guidelines;
- review management's recommendations for the allowance for impairment and loan write-offs and make recommendations to the Audit Committee; and
- review no less than quarterly the Bank's management of loan and portfolio credit risk issues and make recommendations to the Board.

ASSESSMENTS

In response to the Board's commitment to effective corporate governance, a two-pronged evaluation process has been initiated. On "even" years, the Board members assess their effectiveness as a Board. In "odd" years, a peer evaluation of each member is scheduled.

During the board assessment, members are asked to rate items such as structure and size of the Board, the knowledge and diversity of the membership, as well as the timeliness and completeness of information received for discussion and the overall effectiveness of the decision-making process. The peer evaluation involves questions such as effectiveness in discussions and decision-making, attendance and whether the director's non-Bank activities enhance or detract from shareholder value.

Both evaluation processes are conducted in-house and require all members to complete questionnaires that are forwarded to the Chairman of the Corporate Governance & Human Resources Committee. The Chairman then compiles the results and prepares a single document that includes any comments that may have been forwarded. Anonymity of the particular submitter is maintained with the aggregate results presented to the Corporate Governance & Human Resources Committee for discussion and action, if required. The results are then communicated on an aggregate basis to the full Board for discussion and recommendations, as required.

MANAGEMENT'S DISCUSSION AND ANALYSIS

TABLE OF CONTENTS

BUSINESS PROFILE AND STRATEGY

Canadian Western Bank (CWB or the Bank) is the largest publicly traded Schedule I chartered bank headquartered in and regionally focused on Western Canada. Supported by its commitment to customer service, CWB today serves thousands of small to medium-sized businesses and individuals across the four western provinces. The Bank, along with its subsidiaries, Canadian Western Trust Company (CWT), Valiant Trust Company (Valiant), Canadian Western Financial Ltd. (CWF), Adroit Investment Management Ltd. (Adroit) and Canadian Direct Insurance Incorporated (Canadian Direct or CDI), currently operates in all four pillars of the financial services industry. The Bank remains primarily focused on its core mid-market commercial and retail banking business in Western Canada. Third party mutual funds are offered to clients through CWF, the Bank's mutual fund dealer subsidiary. Adroit specializes in wealth management for individuals, corporations and institutional clients. CWT provides trust services, including self-directed RRSPs and RRIFs, as well as corporate and group trust services to independent financial advisors, corporations and individuals. Valiant's operations include stock transfer and trustee services to public companies and income trusts. CDI provides personal auto and home insurance to customers in British Columbia (BC) and Alberta (AB).

In 2008, CWB continued its long history of strong financial performance and growth. This year marked many milestones, including record earnings and revenues, as well as the Bank's 19th consecutive year of double-digit loan growth.

CWB's mission is to be known and respected as Canada's western bank, providing western Canadians and other select markets with a preferred source of commercial and individual financial services. The fundamental objectives are to provide shareholders with a sound and profitable return, clients with value, service and stability, and employees with a positive and rewarding work environment, while contributing to the communities in which CWB operates. CWB plans to achieve its mission through the following strategic priorities:

- maintain a conservative risk profile while ensuring growth is focused, strategic and accretive for shareholders;
- reinforce leadership in cost efficiency and low credit losses by enhancing service delivery capabilities and maintaining strong discipline in managing the Bank's lending portfolio;
- leverage core profitability and further diversify funding sources with ongoing generation of internal deposits raised through the branch network, CWT and over the Internet;
- improve CWB's revenue diversification by further developing non-interest revenue sources in banking, trust, insurance and wealth management operations through internal growth as well as strategic acquisitions;

- increase ROE by maintaining strong operating performance, an efficient capital structure, and continued diversification into businesses with lower capital requirements, including residential mortgages, insurance, trust services and wealth management. Organic growth and resulting benefits to ROE may be accelerated by acquisitions that are both accretive and a good strategic fit with current operations;
- develop and recruit high quality employees who embrace the Bank's culture and *Think Western®* attitude by offering a rewarding work environment that includes comprehensive employee benefits, career growth opportunities, strong work/life balance and competitive compensation packages. CWB believes that such employees are critical to build brand recognition through personal, responsive and friendly customer service; and
- maintain and reinforce CWB's reputation and public confidence through continued stakeholder communication, diligence in corporate governance practices and high standards in corporate reporting and accountability.

CWB's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are presented in Canadian dollars.

The following pages contain management's discussion of the financial performance of CWB, as well as a discussion of the performance of each operating segment and a summary of quarterly and fourth quarter results. Additional information relating to the Bank, including the Annual Information Form, is available on SEDAR at www.sedar.com and on the Bank's website at www.cwbankgroup.com.

Forward-Looking Statements

From time to time, Canadian Western Bank (the Bank) makes written and verbal forward-looking statements. Statements of this type are included in the Annual Report and reports to shareholders and may be included in filings with Canadian securities regulators or in other communications such as press releases and corporate presentations. Forward-looking statements include, but are not limited to, statements about the Bank's objectives and strategies, targeted and expected financial results and the outlook for the Bank's businesses or for the Canadian economy. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate", "may increase", "may impact" and other similar expressions, or future or conditional verbs such as "will", "should", "would" and "could".

By their very nature, forward-looking statements involve numerous assumptions. A variety of factors, many of which are beyond the Bank's control, may cause actual results to differ materially from the expectations expressed in the forward-looking statements. These factors include, but are not limited to, general business and economic conditions in Canada including, the volatility and lack of liquidity in financial markets, fluctuations in interest rates and currency values, changes in monetary policy, changes in economic and political conditions, regulatory and legal developments, the level of competition in the Bank's markets, the occurrence of weather-related and other natural catastrophes, changes in accounting standards and policies, the accuracy of and completeness of information the Bank receives about customers and counterparties, the ability to attract and retain key personnel, the ability to complete and integrate acquisitions, reliance on third parties to provide components of the Bank's business infrastructure, changes in tax laws, technological developments, unexpected changes in consumer spending and saving habits, timely development and introduction of new products, and management's ability to anticipate and manage the risks associated with these factors. It is important to note that the preceding list is not exhaustive of possible factors.

These and other factors should be considered carefully and readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause the Bank's actual results to differ materially from the expectations expressed in such forward-looking statements. Unless required by securities law, the Bank does not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by it or on its behalf.

Assumptions about the performance of the Canadian economy in 2009 and how it will affect CWB's businesses are material factors the Bank considers when setting its objectives. In setting performance target ranges for fiscal 2009, management's expectations assume

- prolonged economic uncertainty that includes significantly challenged global economies and troubled markets;
- moderated economic activity in Western Canada;
- a declining interest rate environment supported by stable inflation, partially attributed to lower energy and commodity prices;
- sound credit quality with actual losses remaining within the Bank's historic range of acceptable levels; and
- a compressed net interest margin consistent with elevated deposit costs, reduced prime lending rates, comparatively lower investment returns reflecting high quality assets held in the securities portfolio and the Bank's higher liquidity levels maintained in response to disruptions in financial markets; partially offset by expectations for higher credit spreads and a corresponding increase in loan yields on both new lending facilities and renewal accounts.

Taxable Equivalent Basis (teb)

Most banks analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statements of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividend received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis of $5.7 million (2007 – $5.4 million) increases interest income and the provision for income taxes to what they would

have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other banks. Total revenues, net interest income and income taxes are discussed on a taxable equivalent basis throughout this Management's Discussion and Analysis (MD&A).

Non-GAAP Measures

Taxable equivalent basis, return on shareholders' equity, return on assets, efficiency ratio, net interest margin, tangible common equity to risk-weighted assets, Tier 1 and total capital adequacy ratios, average balances, claims loss ratio, expense ratio and combined ratio do not have standardized meanings prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other financial institutions. The non-GAAP measures used in this MD&A are calculated as follows:

- taxable equivalent basis – described above;
- return on shareholders' equity – net income divided by average shareholders' equity;
- return on assets – net income divided by average total assets;
- efficiency ratio – non-interest expenses divided by total revenues (net interest income plus other income);
- net interest margin – net interest income divided by average total assets;
- tangible common equity to risk-weighted assets – shareholders' equity less subsidiary goodwill divided by risk-weighted assets, calculated in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI). As of November 1, 2007 (as described on page 43 in the Capital Management section of the Management's Discussion and Analysis), OSFI adopted a new capital management framework called Basel II and capital is now managed and reported in accordance with those requirements. Prior year ratios have been calculated using the previous framework;
- Tier 1 and total capital adequacy ratios – in accordance with guidelines issued by OSFI. As of November 1, 2007 on page 43 in the Capital Management section of the Management's Discussion and Analysis), OSFI changed their methodology and capital is now managed and reported in accordance with the requirements of Basel II. Prior year ratios have been calculated using the previous framework.
- average balances – average daily balances;
- claims loss ratio – net insurance claims and adjustment expenses as a percentage of net earned premiums;
- expense ratio – policy acquisition costs and non-interest expenses net of commissions and processing fees as a percentage of net earned premiums; and
- combined ratio – sum of the claims loss and expense ratios.

GROUP FINANCIAL PERFORMANCE

Overview

Highlights of 2008

- Record net income of $102.0 million, an increase of 6%. Diluted earnings per share of $1.58, up 5%.
- Record total revenues (teb) of $298.9 million, up 9%.
- Increased domestic and global demand for liquidity, which caused a compressed net interest margin that significantly constrained revenue and profit growth due to the higher cost of deposits.
- Very strong loan growth of 16%, driving total assets to more than $10.6 billion.
- Sound credit quality.
- Return on equity of 15.9%, 150 basis points lower than 2007.
- Efficiency ratio (teb) of 45.2%, a 60 basis point deterioration reflecting constrained growth in net interest income (teb).
- Acquired 72.5% ownership position in Adroit Investment Management Ltd., subsequent to year end.
- Opened a new full-service commercial and retail banking centre in Leduc, AB.
- Opened a Valiant Trust office in Toronto.
- Cash dividends paid to shareholders increased 24%.
- No direct exposure to any troubled asset-backed commercial paper, collateralized debt obligations, credit default swaps, U.S. subprime mortgages or monoline insurers.

TABLE 1 – SELECT ANNUAL FINANCIAL INFORMATION[1]
($ thousands, except per share amounts)

	2008	2007	2006	Change from 2007 $	Change from 2007 %
Key Performance Indicators					
Net income	$ 102,019	$ 96,282	$ 72,007	$ 5,737	6%
Earnings per share[2]					
Basic	1.61	1.54	1.17	0.07	5
Diluted	1.58	1.50	1.13	0.08	5
Provision for credit losses as a percentage of average loans	0.15%	0.16%	0.20%		(1)bp[3]
Net interest margin (teb)	2.30	2.58	2.62		(28)
Net interest margin	2.25	2.51	2.56		(26)
Efficiency ratio[4] (expenses to revenues) (teb)	45.2	44.6	46.0		60
Efficiency ratio	46.1	45.5	46.9		60
Return on common shareholders' equity	15.9	17.4	14.8		(150)
Return on average total assets	1.03	1.18	1.12		(15)
Other Financial Information					
Total revenues (teb)	$ 298,857	$ 273,480	$ 221,770	$ 25,377	9%
Total revenues	293,186	268,070	217,692	25,116	9
Total assets	10,600,732	9,525,040	7,268,360	1,075,692	11
Subordinated debentures	375,000	390,000	198,126	(15,000)	(4)
Dividends	0.42	0.34	0.25	0.08	24

(1) See page 23 and page 24 for a discussion of teb and non-GAAP measures.
(2) A stock dividend effecting a two-for-one split of the Bank's common shares was paid during 2007. All prior period common share and per common share information has been restated to reflect this effective split.
(3) bp – basis points.
(4) A decrease in the ratio reflects improved efficiency, while an increase reflects deterioration.

Net income surpassed the $100 million milestone to reach $102.0 million, a 6% ($5.7 million) increase over 2007. Increased market presence and expanded infrastructure combined with relatively strong economic conditions across Western Canada were primary factors contributing to solid financial results in a very difficult market for the global financial sector. Annual total revenues (teb) grew 9% to reach $298.9 million reflecting very strong 16% ($1,218 million) growth in total loans and a 12% ($7.4 million) increase in other income, partially offset by the impact of a significantly lower net interest margin. The margin compression reflects increased deposit costs related to ongoing disruptions in financial and credit markets, consecutive reductions in the prime lending interest rate and high liquidity levels maintained in response to market uncertainties. Credit quality remained sound and the provision for credit losses as a percentage of average loans was 15 basis points, compared to 16 basis points in 2007 and an average of 20 basis points over the past five years. CWB's efficiency ratio (teb), which measures non-interest expense as a percentage of total revenues (teb), deteriorated 60 basis points from last year to 45.2%. The moderate deterioration in the efficiency ratio (teb) reflects constrained growth in net interest income due to margin compression and an 11% increase in non-interest expenses mainly resulting from continued business growth and investment in future development initiatives, partially offset by the positive earnings impact of strong loan growth and higher other income. Diluted earnings per share of $1.58 increased 5% from $1.50 a year earlier. Return on shareholders' equity of 15.9% was down 150 basis points compared to 2007 while return on assets decreased 15 basis points to 1.03%. Margin compression was also the main factor contributing to the year-over-year reduction in key profitability ratios. Total cash dividends paid to shareholders grew 24% as a result of two increases in the quarterly dividend rate.

Total assets increased 11% to reach $10,601 million, driven by very strong loan growth of 16%. Loan growth reflects excellent double-digit performance in the real estate, general commercial and personal lending sectors, partially offset by negative growth in both the equipment financing and energy lending sectors. Loans grew at double-digit levels across all four western provinces, with activity in BC providing the strongest annual contributions in both dollar and percentage terms. Loans in the Bank's alternative residential mortgage business, Optimum Mortgage, increased 25% in the year and comprised approximately 5% of total loans at fiscal year end.

Ongoing strategies to increase internal funding sources showed good results, with 10% growth in total branch-generated deposits. The demand and notice component within branch-raised deposits increased 8% to comprise 26% of total deposits, compared to 27% in 2007. A portion of growth in demand and notice deposits reflects the success of CWB's high-interest *Summit Savings Account*®. In response to events in financial markets that commenced in the summer of 2007, additional insured fixed rate retail deposits have been raised through the deposit broker network to augment the Bank's liquidity position. This higher liquidity is reflected in the slight decrease in branch-generated deposits as a percentage of total deposits, which was 63%, down from 64% in 2007.

During 2008, CWB completed a $50 million issue of subordinated debentures to support continued loan growth and help offset the impact of $65 million of subordinated debentures that were redeemed during the year. The success of this issue in volatile markets underscores ongoing confidence in CWB and was consistent with the Bank's objective to maintain a strong and efficient capital base.

TABLE 2 – PERFORMANCE TARGETS

The performance targets established for the 2008 fiscal year, together with actual performance, and new target ranges for fiscal 2009 are presented below:

	2008 Target	2008 Performance	2009 Target Ranges
Net income growth	15%	6%	2 to 5%
Total revenue (teb) growth	17%	9%	5 to 8%
Loan growth	15%	16%	10%
Provision for credit losses as a percentage of average loans	0.15%	0.15%	0.15 to 0.18%
Efficiency ratio (teb)	45%	45.2%	46 to 49%
Return on equity	17%	15.9%	14 to 16%
Return on assets	1.10%	1.03%	0.90 to 1.05%

Outlook for Overall Financial Performance

Expected growth in both total revenues and net income in 2009 is supported by another year of double-digit loan growth and ongoing solid contributions from insurance and trust services, offset by a further decline in net interest margin. There are also expectations for a period of prolonged uncertainty brought about by significantly challenged economies, troubled markets and a very uncertain global economic outlook. Economic activity in Western Canada is expected to moderate further compared to recent prior periods, but should remain sound relative to the rest of Canada. On a further positive note, there has been unprecedented co-operation and actions taken by governments and central bankers worldwide to help alleviate some economic stress and uncertainty. Although the recent reduction in energy and other commodity prices will slow growth in parts of the Bank's chosen markets, it will also provide much-needed cost relief for consumers and businesses in Canada and globally. Fiscal flexibility associated with consecutive years of government surpluses, combined with generally favourable tax regimes and a low interest rate environment, also supports increased business activity in times of heightened economic challenges.

There should be ongoing quality lending opportunities in real estate and construction markets, although activity in these areas has moderated considerably from highs observed over the past several years, and pay downs from interim construction loans will have an increased relative impact on growth. A continued reduction in activity for lending areas related to forestry and natural gas markets is also apparent. Despite an increase in gross impaired loans in 2008, actual write-offs are expected to remain within the Bank's historic range of acceptable levels. CWB will maintain its disciplined, secured underwriting practices and continue to monitor the credit environment very closely for signs for further material shifts in economic fundamentals. The credit focus will remain centred on funding quality assets that offer a fair and profitable return. Management is continually implementing revised pricing objectives for all new and renewal lending facilities, which should help ease pressures on the Bank's net interest margin over time. High liquidity levels will be maintained until elevated market uncertainties subside. Although this strategy has a negative effect on net interest margin, it is consistent with the Bank's conservative risk tolerance and will ensure CWB remains well positioned to manage future unexpected events. Pressures on net interest margin are expected to continue until overall deposit costs ease and market spreads return to more normal levels.

With its strong balance sheet and quality loan portfolio, the Bank remains well positioned to manage through the current credit cycle. Management is also looking to capitalize on accretive growth opportunities that may become available, including strategic acquisitions. A continued emphasis on core banking and trust operations supported by higher income contributions from the insurance segment are expected to further strengthen the Bank's ability to grow and increase market recognition. Newly acquired, Edmonton-based Adroit Investment Management Ltd. is expected to have a modest positive impact on earnings in fiscal 2009.

Net Interest Income

Highlights of 2008

- Net interest income (teb) was a record $228.6 million, up 9%.
- Net interest margin (teb) was 2.30%, down 28 basis points from 2.58% in 2007.

Net interest income is the difference between interest and dividends earned on assets and interest expensed on deposits and other liabilities, including debentures. Net interest margin is net interest income as a percentage of average total assets.

TABLE 3 – NET INTEREST INCOME (TEB)[1]

($ thousands)

	2008				2007			
	Average Balance	Mix	Interest	Interest Rate	Average Balance	Mix	Interest	Interest Rate
Assets								
Cash, securities and deposits with regulated financial institutions	$ 1,684,982	17%	$ 70,485	4.18%	$ 1,404,004	17%	$ 62,404	4.44%
Securities purchased under resale agreements	172,347	2	5,961	3.46	51,657	1	2,274	4.40
Loans								
Residential mortgages	1,924,444	20	115,168	5.98	1,561,866	19	97,014	6.21
Other loans	5,985,897	60	376,824	6.30	5,008,165	61	342,653	6.84
	7,910,341	80	491,992	6.22	6,570,031	80	439,667	6.69
Total interest bearing assets	9,767,670	99	568,438	5.82	8,025,692	98	504,345	6.28
Other assets	163,093	1	–	0.00	151,853	2	–	0.00
Total Assets	$ 9,930,763	100%	$ 568,438	5.72%	$ 8,177,545	100%	$ 504,345	6.17%
Liabilities								
Deposits								
Demand	$ 369,276	4%	$ –	0.00%	$ 361,526	5%	$ –	0.00%
Notice	2,033,863	20	53,593	2.64	1,494,823	18	45,611	3.05
Fixed term	6,090,668	61	257,210	4.22	5,088,457	62	223,481	4.39
Deposit from CWB Capital Trust	105,000	1	6,751	6.43	105,000	1	6,748	6.43
	8,598,807	86	317,554	3.69	7,049,806	86	275,840	3.91
Other liabilities	291,533	3	–	0.00	259,741	3	–	0.00
Subordinated debentures	396,953	4	22,267	5.61	315,776	4	17,846	5.65
Shareholders' equity	643,470	7	–	0.00	552,222	7	–	0.00
Total Liabilities and Equity	$ 9,930,763	100%	$ 339,821	3.42%	$ 8,177,545	100%	$ 293,686	3.59%
Total Assets/Net Interest Income	$ 9,930,763		$ 228,617	2.30%	$ 8,177,545		$ 210,659	2.58%

(1) See page 23 and page 24 for a discussion of teb and other non-GAAP measures.

Net interest income (teb) increased 9% ($18.0 million) in the year, driven by 22% growth in average interest bearing assets, largely offset by the significant negative impact of a 28 basis point decline in net interest margin (teb) to 2.30%. The lower net interest margin compared to 2007 mainly reflects increased deposit costs related to ongoing disruptions in global financial and credit markets, consecutive reductions in the prime lending interest rate and higher liquidity levels maintained through the year in response to market uncertainties. Reductions in the prime lending rate have a temporary negative impact on net interest income as the Bank's loan portfolio reprices more quickly than its deposit liabilities. The opposite effect occurs on net interest margin when interest rates rise. The incremental margin earned on lower cost notice and demand deposits also reduces as the prime rate decreases to historically low levels. Illustrating the significant impact of ongoing market turmoil on CWB's overall financial performance, based on average total assets at year end, it is estimated that every one basis point improvement in net interest margin

(teb) would increase annual net interest income (teb) by approximately $1.0 million, all else being equal; the opposite effect would occur on annual net interest income (teb) when net interest margin declines by one basis point. CWB's net interest margin (teb) in the fiscal year ended October 31, 2007 was 2.58%. The Bank's average net interest margin (teb) over the past ten years, including fiscal 2008, was 2.59%.

The average balance of demand and notice deposits increased 29% to comprise 24% of average funding sources (liabilities and equity), compared to 23% in 2007.

The prime rate averaged 5.21%, compared to 6.08% last year and had declined to 4.00% at October 31, 2008.

Outlook for Net Interest Income

Fiscal 2009 net interest income is expected to increase with targeted loan growth of 10%, but net interest margin compression will continue to constrain associated revenue growth. Management continues to implement revised pricing objectives for new and renewal lending facilities, which should help offset higher deposit costs over time, but pressures are expected to continue until elevated uncertainties in financial and credit markets subside. Higher liquidity strengthens the Bank's overall financial position, but has a negative effect on net interest margin as only a nominal spread is earned on investment. Management expects further decreases in the prime lending interest rate, which will also have a negative impact on net interest margin as the Bank's loan portfolio reprices more quickly than its deposit liabilities. In addition, the yield on government quality investment securities has declined significantly as a result of ongoing uncertainty and central bank policies to lower interest rates.

Other Income

Highlights of 2008

- Other income increased 12% ($7.4 million).
- Other income represented 24% of total revenues (teb), compared to 23% in 2007, reflecting comparatively slower growth in net interest income due to a compressed net interest margin.

TABLE 4 – OTHER INCOME
($ thousands)

	2008	2007	Change from 2007 $	Change from 2007 %
Insurance				
Net earned premiums	$ 97,943	$ 94,914	$ 3,029	3%
Commissions and processing fees	2,876	2,751	125	5
Net claims and adjustment expenses	(64,380)	(62,391)	(1,989)	3
Policy acquisition costs	(20,573)	(20,011)	(562)	3
Net insurance revenues	15,866	15,263	603	4
Credit related	26,998	22,426	4,572	20
Trust services	13,299	14,943	(1,644)	(11)
Retail services	7,689	7,290	399	5
Gains on sales of securities, net	4,725	438	4,287	979
Foreign exchange	1,225	2,159	(934)	(43)
Other[1]	438	302	136	45
Total Other Income	$ 70,240	$ 62,821	$ 7,419	12%

(1) Includes changes in fair value related to derivative financial instruments not accounted for as hedges, gains/losses on land, buildings and equipment disposals, and other miscellaneous non-interest revenues.

Other income of $70.2 million represented a 12% ($7.4 million) increase over 2007. Credit related fee income increased 20% ($4.6 million) while combined gains on securities sales and other were up $4.4 million in the aggregate. The increase in credit related fee income was primarily driven by very strong lending activity while higher gains on securities sales mainly resulted from transactions related to favourable pricing observed on certain high quality, short-term debt investments. Foreign exchange income was $0.9 million lower than 2007 due to an unrealized loss on a U.S. dollar net liability position held at year end. Trust services fee income declined 11% ($1.6 million) reflecting the combination of income earned from unusually large trust transactions that occurred late in fiscal 2007 and a marked reduction in overall capital markets activity in 2008. Retail service fees primarily reflect volume-driven commercial account transaction fees and growth in mutual fund fees and commissions, as well as increased brand awareness relating to CWB's expanded suite of financial products and services. Net insurance revenues were 4% ($0.6 million) higher than last year reflecting continued business growth, largely offset by a $2.8 million negative before tax change in Canadian Direct's share of the Alberta auto risk sharing pools (the Pools). The Pools' results in 2008 reflect a $1.0 million before tax loss due to an unfavourable adjustment to unpaid claims reserves based on revised loss assumptions derived by the Pools' consulting actuary. The adjustment was specifically attributed to the impact of a decision rendered on February 8, 2008 by the Court of Queen's Bench of Alberta that resulted in the lifting of the cap on the amount a claimant may receive in respect of minor injuries suffered in an automobile accident. In fiscal 2007, the Pools' contribution was a positive $1.9 million before tax. Absent the Pools' impact in both years, net insurance revenues increased 26% ($3.5 million) over 2007.

Other income as a percentage of total revenues (net interest income and other income) increased slightly to 24%, compared to 23% in the prior year. This change was mainly attributed to comparatively slower growth in net interest income, as the positive impact of very strong loan volume was significantly offset by the compressed net interest margin.

Outlook for Other Income

Solid growth in other income is expected to continue in fiscal 2009. The Bank will maintain its focus on enhancing transactional services with an objective to increase fee income through ongoing generation of new business, increased market presence and expanded product offerings, including wealth management services provided by Adroit, CWB's newly acquired subsidiary. This strategy is supported by confirmed plans for a continued expansion of the branch network and further development of existing premises. Trust services also expects solid growth resulting from increased market share, enhanced product offerings and ongoing business development in both core western markets and select areas in Ontario. Net insurance revenues should benefit from ongoing policy growth supported by Canadian Direct's enhanced distribution capabilities, which will include ongoing development of its Internet-based technology platform and an expanded broker network in BC. Shifts in the interest rate curve and market spread fluctuations may also provide opportunities to realize further gains on the sale of certain high quality debt investments.

Non-Interest Expenses and Efficiency

Highlights of 2008

- An efficiency ratio (teb) of 45.2%, a 60 basis point deterioration, primarily reflecting constrained growth in net interest income from margin compression.
- Non-interest expenses were up 11% ($13.2 million) over 2007, largely driven by increased costs related to continued business growth.

TABLE 5 – NON-INTEREST EXPENSES AND EFFICIENCY RATIO
($ thousands)

	2008	2007	Change from 2007 $	Change from 2007 %
Salaries and Employee Benefits				
Salaries	$ 72,558	$ 64,130	$ 8,428	13%
Employee benefits	15,102	12,376	2,726	22
	87,660	76,506	11,154	15
Premises				
Rent	10,402	9,802	600	6
Depreciation	2,279	2,064	215	10
Other	1,698	1,695	3	0
	14,379	13,561	818	6
Equipment and Furniture				
Depreciation	4,069	3,410	659	19
Other	3,912	3,268	644	20
	7,981	6,678	1,303	20
General				
Professional fees and services	4,386	5,319	(933)	(18)
Marketing and business development	3,285	3,228	57	2
Postage and stationery	2,633	2,706	(73)	(3)
Capital and business taxes	2,280	2,725	(445)	(16)
Banking charges	2,143	1,771	372	21
Travel	1,441	1,363	78	6
Communications	1,090	938	152	16
General insurance	1,081	1,054	27	3
Regulatory costs	1,066	979	87	9
Other	5,741	5,106	635	12
	25,146	25,189	(43)	0
Total Non-Interest Expenses	$ 135,166	$ 121,934	$ 13,232	11%
Efficiency Ratio (teb)(1)	45.2%	44.6%		(60)bp(2)

(1) Non-interest expenses as a percentage of total revenues (net interest income (teb) plus other income). See page 24 for a discussion of non-GAAP measures.
(2) bp – basis points.

Total non-interest expenses of $135.2 million increased 11% ($13.2 million) over 2007. Higher non-interest expenses mainly reflect an increased staff complement, with full-time equivalent employees growing 8% from October 31, 2007. Other factors include annual salary increments, additional premises costs related to a 5% increase in total square footage, a $0.5 million interest adjustment related to staff loans and deposits that increase both benefit costs and net interest income, $1.3 million of additional non-cash, stock-based compensation expense (total expense of $5.8 million, compared to $4.5 million in 2007), partially offset by the absence of $0.9 million professional fees incurred in the prior year related to a 2007 income tax recovery and lower capital taxes. Other increases in non-interest expenses mainly reflect costs to manage business growth, including inflationary pressures related to Western Canada's relatively robust economic activity.

Growth in non-interest expenses surpassed growth in total revenues (teb), leading to an efficiency ratio (teb) of 45.2%, a 60 basis point deterioration compared to the prior year. Non-interest expenses as a percentage of average assets decreased to 1.4% from 1.5% in 2007.

Outlook for Non-Interest Expenses and Efficiency

Constrained growth in total revenues (teb) attributed to margin compression had a substantial negative impact on the efficiency ratio in 2008, and most of this pressure is expected to remain due to the unprecedented events in financial markets. Management has assumed that market uncertainties will persist throughout 2009. While strong fiscal responsibility will be maintained, continued effective execution of CWB's strategic focus on people, process, infrastructure and business enhancement will require increased spending in areas mainly correlated with enhancements to the Bank's growth platform, including additional staff complement, ongoing premises and equipment upgrades, and plans for additional new Bank branches. These initiatives are an integral part of management's commitment to maximize shareholder value over the long-term and are expected to provide significant benefits in future periods, despite the short-term consequence as it relates to the efficiency ratio (teb) in the presence of compressed net interest margins. Building on CWB's position as an employer of choice is also a key priority and annual salary increments and further enhancements to the Bank's benefit plan are anticipated. Although a reduction in energy and other commodity prices will likely slow economic growth in parts of CWB's chosen markets, it will also provide much-needed cost relief across many areas of the Bank's businesses. Further reductions in provincial capital taxes should also provide moderate relief as it relates to total non-interest expenses. Overall, CWB expects to maintain its efficiency ratio (teb) within a range of 46% – 49% in fiscal 2009.

Income and Capital Taxes

The provision for income taxes (teb) was 32.7%, up from 31.9% in the prior year. The current year's provision includes $1.0 million of additional tax expense resulting from the write-down of future tax assets to reflect lower future federal corporate income tax rates. The prior year's provision included a tax benefit recognized from prior period transactions that reduced income taxes by $3.5 million and the effective tax rate by 260 basis points. The provision before the teb adjustment was 30.1%, compared to 29.2% in the previous year. Lower statutory income tax rates resulted in a 130 basis point reduction in the provision for current income taxes compared to 2007. Lower effective tax rates mainly reflect reductions in federal corporate income tax rates. Effective July 1, 2008, the corporate provincial income tax rates in British Columbia (BC), Saskatchewan and Manitoba each decreased 100 basis points to 11%, 12% and 13%, respectively, and will benefit after tax earnings in future periods.

Future tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities and their values for tax purposes. The future income tax asset relates primarily to the general allowance for credit losses. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in future income taxes related to a change in tax rates are recognized in income in the period of the tax rate change.

Capital losses of $11.1 million (2007 – $11.1 million) are available to apply against future capital gains and have no expiry date. The tax benefit of these capital losses has not been recognized.

TABLE 6 – CAPITAL TAXES
($ thousands)

	Capital Tax Rate	Capital Allocation	2008	2007	Change from 2007 $	Change from 2007 %
British Columbia	0.81%[1]	27%	$ 1,469	$ 1,747	$ (278)	(16)%
Alberta	n/a	68%	–	–	–	–
Saskatchewan	0.70%	4%	283	267	16	6
Manitoba	3.00%	1%	249	395	(146)	(37)
Total Capital Taxes			$ 2,001	$ 2,409	$ (408)	(17)%

(1) The BC capital tax rate decreased from 1.00% to 0.67% effective April 1, 2008. The above table reflects the blended rate for 2008.

Capital taxes for 2008 totaled $2.0 million, representing a 17% decline from 2007. Lower capital taxes are mainly attributed to a 2008 decrease in the capital tax rate in BC, partially offset by increased capital associated with the retention of earnings and additional subordinated debentures. BC capital taxes are expected to be completely eliminated by April 1, 2010.

Outlook

The effective tax rate (teb) is anticipated to be approximately 30.5% in 2008. Provincially levied capital taxes are expected to decline in conjunction with the above-mentioned rate reductions, partially offset by the ongoing retention of earnings.

Comprehensive Income

Comprehensive income is composed of net income and other comprehensive income (OCI). CWB's OCI includes unrealized gains and losses on available-for-sale cash and securities, and derivative instruments designated as cash flow hedges, all net of tax.

TABLE 7 – COMPREHENSIVE INCOME
($ thousands)

		2008		2007
Net Income	$	102,019	$	96,282
Other Comprehensive Income (Loss)				
Available-for-sale securities				
Losses from change in fair value, net of tax		(2,631)		(5,544)
Reclassification to other income, net of tax		(3,271)		(295)
		(5,902)		(5,839)
Derivatives designated as cash flow hedges				
Gain (Losses) from change in fair value, net of tax		9,341		(403)
Reclassification to net interest income, net of tax		(1,773)		1,805
Reclassification to other liabilities for derivatives terminated prior to maturity, net of tax		(938)		–
		6,630		1,402
		728		(4,437)
Total Comprehensive Income	$	102,747	$	91,845

Cash and Securities

Cash and securities were held above normal historic levels since late in fiscal 2007 and will be maintained until ongoing turmoil in financial and credit markets subsides. This strategy has a negative effect on net interest margin as only a nominal spread is earned on investment, but is consistent with the Bank's conservative risk tolerance and augments its strong position to manage future unexpected events. Cash resources, securities, and securities purchased under resale agreements totaled $1,798 million at year end, compared to $1,961 million last year and $1,333 million at October 31, 2006. The year-over-year decrease reflects strong loan demand, a revised methodology for measuring and monitoring liquidity and the decision to modestly reduce liquidity from the very high level held at the end of last year. Enhanced liquidity and deposit monitoring has enabled the Bank to assess risks under various scenarios and to decrease the levels of liquid asset coverage on a general basis. The Bank has no direct exposure to any troubled asset-backed commercial paper, collateralized debt obligations, credit default swaps, U.S. subprime lending or monoline insurers.

All of CWB's cash and securities have been designated as available-for-sale and are recorded on the balance sheet at fair value with changes in value recognized in other comprehensive income. The unrealized loss recorded on the balance sheet at October 31, 2008 was $17.8 million, compared to an unrealized loss as at October 31, 2007 of $9.3 million. The cash and securities portfolio is primarily comprised of high quality debt instruments and preferred shares that are not held for trading purposes. Where applicable, all securities are typically held until maturity. Fluctuations in fair value are generally attributed to changes in interest rates, market spreads and shifts in the interest rate curve. See Table 27 – Valuation of Financial Instruments on page 53 of this MD&A for additional information.

Cash and securities are managed in conjunction with CWB's overall liquidity and additional information is included in the Liquidity Management discussion beginning on page 39 of this MD&A.

Loans

Highlights of 2008

- Very strong loan growth of 16%, marking nineteen consecutive years of double-digit loan growth.
- Growth in construction and real estate loans of 33%.
- Growth in commercial loans of 24%.
- Growth in personal loans and residential mortgages, including Optimum Mortgage, of 21%.
- Decline of 7% in equipment financing loans.
- Decline of 55% in energy loans.

The shaded areas of this MD&A represent a discussion of risk management policies and procedures relating to credit, market and liquidity risks as required under the Canadian Institute of Chartered Accountants (CICA) Handbook *Financial Instruments – Disclosures and Presentation*, which permits these specific disclosures to be included in the MD&A. Therefore, the shaded areas presented on page 33 and pages 54 to 57 of this MD&A form an integral part of the audited consolidated financial statements for the year ended October 31, 2008.

TABLE 8 – OUTSTANDING LOANS BY TYPE AND BY PROVINCIAL LOCATION OF SECURITY
($ millions)

October 31, 2008	British Columbia	Alberta	Saskatchewan	Manitoba	Other	Total[1]	Composition Percentage
Loans to Individuals							
Residential mortgages[2]	$ 1,034	$ 868	$ 115	$ 62	$ 51	$ 2,130	24%
Other loans	110	205	24	3	1	343	4
	1,144	1,073	139	65	52	2,473	28
Loans to Businesses[3]							
Commercial	710	1,201	86	83	220	2,300	27
Construction and real estate[4]	911	1,344	73	62	144	2,534	29
Equipment financing	338	815	39	13	32	1,237	14
Energy	–	156	–	–	–	156	2
	1,959	3,516	198	158	396	6,227	72
Total Loans	$ 3,103	$ 4,589	$ 337	$ 223	$ 448	$ 8,700	100%
Composition Percentage	36%	53%	4%	2%	5%	100%	
October 31, 2007							
Loans to Individuals							
Residential mortgages[2]	$ 889	$ 720	$ 80	$ 48	$ 45	$ 1,782	24%
Other loans	79	157	18	4	1	259	3
	968	877	98	52	46	2,041	27%
Loans to Businesses[3]							
Commercial	596	970	76	68	138	1,848	25
Construction and real estate[4]	688	1,069	65	57	31	1,910	25
Equipment financing	365	891	39	16	16	1,327	18
Energy	22	322	–	–	–	344	5
	1,671	3,252	180	141	185	5,429	73
Total Loans	$ 2,639	$ 4,129	$ 278	$ 193	$ 231	$ 7,470	100%
Composition Percentage	35%	55%	4%	3%	3%	100%	

(1) This table does not include an allocation of the allowance for credit losses or deferred revenue and premiums.
(2) Includes single- and multi-unit residential mortgages and project (interim) mortgages on residential property.
(3) Corporate loans (described on page 34) are included in Loans to Businesses based on the security of the specific loan and the nature of the borrower's business.
(4) Includes commercial term mortgages and project (interim) mortgages for non-residential property.

Total loans, excluding the allowance for credit losses, increased 16% ($1,218 million) to total $8,624 million at year end. Each lending sector achieved very strong double-digit growth with the exception of equipment financing and energy loans. CWB's increased market presence, customer appreciation of the Bank's *Think Western*® service commitment and relatively robust economic conditions contributed to this accomplishment. Year-over-year reductions in the equipment financing and energy lending sectors were primarily attributed to challenges related to softness in the forestry and natural gas services industries.

The mix of loan type shifted during the year (see Figure 1 on page 34) with the level of growth in real estate project loans, residential mortgages, corporate loans, commercial mortgages and general commercial loans offsetting a decrease in oil and gas production loans and equipment financing. The geographic distribution of loans (see Figure 3 on page 37) also changed slightly year-over-year reflecting very strong lending activity in BC. Based on the location of security, AB and BC, respectively, represented 53% and 36% of total loans at year end.

The Bank's alternative residential mortgage business, Optimum Mortgage, showed very strong results and ended the year with total loans of $469 million, up 25%, to comprise approximately 5% of the total loan portfolio. Total deal activity surpassed prior years by a considerable margin and the overall outlook is relatively positive despite moderated residential sales activity and some softness in resale prices. This business continues to provide ample opportunities to produce strong returns while maintaining an acceptable risk profile. To date, actual losses in this portfolio have been minimal. Optimum's loan book is entirely comprised of conventional residential first mortgages carrying a weighted average underwritten loan-to-value ratio at initiation of approximately 70%. The vast majority of these mortgages carry a fixed interest rate with the principal amortized over 25 years or less. Optimum began underwriting residential mortgages in certain targeted regions of Ontario in late 2008 and, while in its infancy, this initiative has potential to provide notable opportunities for further growth and diversification of this portfolio.

Corporate loans are centrally sourced and administered through a designated lending group and include participation in select syndications structured and led primarily by the major Canadian banks. At October 31, 2008, this portfolio totaled $729 million (2007 – $477 million). This total excludes participation in various other syndicated facilities that are sourced through relationships developed at CWB branches – these loans are primarily real estate project loans and oil and gas production loans and are included under appropriate classifications in Figure 1.

FIGURE 1 – LOANS BY PORTFOLIO
(October 31, 2007 in brackets)


General
Commercial 20% (19%)
Personal Loans
& Mortgages 13% (13%)
Commercial
Mortgages 21% (19%)
Corporate
Loans 7% (6%)
Oil & Gas
Production 2% (5%)
Equipment
Financing 14% (18%)
Real Estate
Project Loans 23% (20%)

Outlook for Loans

CWB's fiscal 2009 loan growth target of 10% reflects expectations for solid performance relative to ongoing turmoil in financial and credit markets, in addition to a very uncertain global economic outlook. We expect economic activity in Western Canada will moderate compared to recent prior periods, but will continue to perform well relative to the rest of Canada. CWB's increased market presence and visibility, ongoing branch development and reduced competition in some business areas should further support the achievement of the Bank's double-digit loan growth target. Expected paybacks from real estate project (interim construction) lending is expected to moderate overall growth compared to prior years, reflecting both reduced activity and the relatively short duration of loans in this portfolio.

Credit Quality

Highlights of 2008

- Credit quality remained sound.
- Provision for credit losses was $12.0 million and represented 15 basis points of average loans, consistent with the fiscal 2008 target.
- Gross impaired loans were within expectations in view of elevated uncertainties and slower economic growth and represented 106 basis points of total loans at October 31, 2008, compared to a historically low 28 basis points at the end of fiscal 2007.

Impaired Loans

As shown in Table 9 on page 35, gross impaired loans totaled $91.6 million and represented 106 basis points of outstanding loans. Fluctuations in the level of impaired loans are expected within normal operation of the loan portfolio and the level remains within the Bank's historic 10-year range measured against average loans. Systemic softness in the forestry industry was apparent throughout fiscal 2008, mainly attributed to the economic slowdown in the U.S. construction industry and the appreciation of the Canadian currency. Total exposure to this industry remains low at approximately 2% of the portfolio. Natural gas prices were volatile, with exploration activity continuing to fall below the record levels seen several years ago. The impact of a rapid rise and recent decline of oil prices during the year is uncertain, but may also have an impact on conventional oil exploration activities. Non-conventional oil sands activities have long planning horizons, with a current backlog of capital

investment. While impaired loans in the real estate sector are partially due to moderated residential sales activity in Western Canada, the dollar increase mainly represents a few isolated interim construction accounts that are not considered to be the result of systemic industry issues. The presence of other lenders with charges subordinated to CWB on certain lending facilities classified as impaired could potentially extend the time frame required to recover outstanding balances.

TABLE 9 – CHANGE IN GROSS IMPAIRED LOANS
($ thousands)

	2008	2007	Change from 2007
Gross impaired loans, beginning of year	$ 21,104	$ 10,403	$ 10,701
Net new formations (reductions)	70,016	11,400	58,616
Recoveries, net of write-offs (write-offs, net of recoveries)	516	(699)	1,215
Total	$ 91,636	$ 21,104	$ 70,532
Gross Impaired Loans as a Percentage of Total Loans	**1.06%**	**0.28%**	**0.78%**

The provision for credit losses of $12.0 million increased $1.8 million over the previous year and represented 15 basis points of average loans, compared to 16 basis points in 2007. At October 31, 2008, gross impaired loans exceeded the total allowance for credit losses by $16.1 million, representing 19 basis points (2007 – negative 57 basis points) of net loans outstanding (see Figure 2). In the five years prior to fiscal 2008, relatively consistent dollar provisions for credit losses together with an exceptionally low level of impaired loans had resulted in the total allowance for credit losses exceeding gross impaired loans. The general allowance represented 70 basis points of risk-weighted assets at year end (2007 – 72 basis points). The allowance for credit losses as a percentage of gross impaired loans (coverage ratio) decreased to 82% (2007 – 299%).

FIGURE 2 – NET IMPAIRED LOANS AS A PERCENTAGE OF NET LOANS OUTSTANDING



2008
0.19%
2007
(0.57%)
2006
(0.75%)
2005
(0.68%)
2004
(0.36%)
2003
(0.36%)
2002
0.13%
2001
0.25%
2000
0.17%
1999
0.54%

The portfolio is reviewed regularly with credit decisions undertaken on a case-by-case basis to provide early identification of possible adverse trends. Loans that have become impaired are monitored closely with regular quarterly, or more frequent, review of each loan and its realization plan.

Outlook for Impaired Loans

The dollar level of gross impaired loans fluctuates over time within the Bank's range of acceptable levels as loans become impaired and are subsequently resolved. Gross impaired loans represented 106 basis points of total loans at October 31, 2008. The 10-year average for gross impaired loans measured against total loans is 83 basis points, with a high of 169 basis points in 1999 and a low of 18 basis points in 2006. The absolute dollar level of gross impaired loans does not accurately identify the dollar amount of expected write-offs given tangible security held against the Bank's lending positions. Existing loans classified as impaired are well structured and all current loss estimates are reflected in the specific provisions for credit losses. Overall credit quality is expected to remain sound and actual losses should be within CWB's historic range of acceptable levels. It is anticipated that gross impaired loans will return to more normal levels over time once realization objectives are attained. The presence of other lenders with charges subordinated to CWB on certain lending facilities classified as impaired could potentially extend the time frame required to recover outstanding balances. Overall lending exposures will continue to be closely monitored and management remains confident in the strength, diversity and the underwriting structure of the loan portfolio.

Allowance for Credit Losses
Table 10 shows the year-over-year change in the allocation of the allowance for credit losses to specific provisions by category of impaired loans and to the general allowance for credit risk.

TABLE 10 – ALLOWANCE FOR CREDIT LOSSES
($ thousands)

	2008 Opening Balance	Write-Offs, net of Recoveries[1]	Provision for Credit Losses	2008 Ending Balance
Specific Provisions				
Commercial	$ 3,617	$ (1,509)	$ 985	$ 6,111
Real estate	896	–	2,052	2,948
Industrial	2,550	767	3,864	5,647
Consumer and personal	351	226	180	305
	7,414	(516)	7,081	15,011
General Allowance	55,608	–	4,919	60,527
Total	$ 63,022	$ (516)	$ 12,000	$ 75,538

(1) Recoveries in 2008 totaled $3,093 (2007 – $87).

The allowance for credit losses is maintained to absorb both identified and unidentified losses in the loan portfolio and, at October 31, 2008, consisted of $15.0 million in specific allowances and $60.5 million in the general allowance for credit losses. Specific allowances include the accumulated allowances for losses on identified impaired loans required to reduce the carrying value of those loans to their estimated realizable amount. The general allowance for credit risk includes allowances for future losses inherent in the portfolio that are not presently identifiable on an account-by-account basis. The general allowance represented 70 basis points of gross outstanding loans (2007 – 75 basis points) and 70 basis points of risk-weighted assets (2007 – 72 basis points). An assessment of the adequacy of the general allowance is conducted quarterly and measured against the five- and 10-year loan loss averages. In addition, a method of applying a progressive (increasing with higher risk) loss ratio range against groups of loans of a common risk rating is utilized to test the adequacy of the general allowance. The general allowance is expected to increase in strong economic times and decrease in weaker economic times as allowances are allocated to specific credits.

Policies and methodology governing the management of the general allowance are in place. The loan portfolio is delineated through the assignment of internal risk ratings to each borrower. The rating is based on assessments of key evaluation factors for the nature of the exposure applied on a consistent basis across the portfolio. The rating system has 12 levels of risk and ratings are updated at least annually for all loans, with the exception of consumer loans and single-unit residential mortgages. Development of additional methodology to support the testing of the adequacy of the general allowance will continue.

Outlook for Allowance for Credit Losses

Specific allowances will continue to be determined on an account-by-account basis and reviewed quarterly. The general allowance is expected to vary from quarter to quarter to account for portfolio growth, lower levels of specific allowances in strong economic times and higher levels of specific allowances in weaker economic times.

Provision for Credit Losses
The provision for credit losses represented 15 basis points of average loans in 2008 (see Table 11), a decrease from the five- and ten-year averages of 20 basis points and 21 basis points, respectively. The decrease in the provision as a percentage of average loans reflects relatively consistent dollar provisions coupled with robust asset growth. Net new specific provisions represented nine basis points of average loans in 2008. These results compare to the five- and ten-year trend when the net new specific provision for credit losses averaged eight basis points and 13 basis points of average loans, respectively. The credit quality of the portfolio resulted in 41% of the current year's provision for credit losses being allocated to the general allowance for credit losses. The allowance at year end reflects $3.1 million of recoveries on loans written off in prior years. The Bank has a long history of strong credit quality and low loan losses, both of which compare very favourably to the Canadian banking industry. External factors that may impact Western Canada and the sectors in which the Bank's customers operate are continually analyzed.

TABLE 11 – PROVISION FOR CREDIT LOSSES
($ thousands)

	2008	2007	2006	2005	2004
Provision for credit losses[1]	0.15%	0.16%	0.20%	0.24%	0.25%
Net new specific provisions (net recovery)[2]	0.09	0.04	(0.03)	0.06	0.22
General allowance	$ 60,527	$ 55,608	$ 48,037	$ 36,462	$ 28,816
Coverage ratio[3]	82%	299%	514%	370%	158%

(1) As a percentage of average loans.
(2) Portion of the year's provision for credit losses allocated to specific provisions as a percentage of average loans.
(3) Allowance for credit losses as a percentage of gross impaired loans.

Outlook for Provision for Credit Losses

The provision for credit losses in 2009 is expected to fall in a range between 15 – 18 basis points of average loans. The provision reflects an assessment of the current economic outlook, expected growth, the overall quality of the portfolio and its underlying security, as well as the adequacy of the general allowance for credit losses. This assessment will continue to be reviewed on a quarterly basis.

Diversification of Portfolio

Total Advances Based on Location of Security (see also Table 8 on page 33)

FIGURE 3 – GEOGRAPHICAL DISTRIBUTION OF LOANS[1]
(October 31, 2007 in brackets)



British Columbia 36% (35%)
Alberta 53% (55%)
Saskatchewan 4% (4%)
Manitoba 2% (3%)
Other 5% (3%)

(1) Includes letters of credit.

The following table illustrates the diversification in lending operations by standard industry sectors.

TABLE 12 – TOTAL ADVANCES BASED ON INDUSTRY SECTOR[1]
% at October 31

	2008	2007
Construction	24%	24%
Real estate operations	22	20
Consumer loans and residential mortgages[2]	13	14
Transportation and storage	6	7
Oil and gas (service)	4	6
Health and social services	4	1
Hotel/motel	4	4
Oil and gas (production)	3	4
Manufacturing	3	4
Other services	3	4
Finance and insurance	3	3
Logging/forestry	2	3
Retail trade	2	2
Wholesale trade	2	2
All other	5	2
Total	100%	100%

(1) Table is based on the Standard Industrial Classification (SIC) codes.
(2) Residential mortgages in this table include only single-family properties.

The loan portfolio is focused on areas of demonstrated lending expertise, while concentrations measured by geographic area and industry sector are managed within specified tolerance levels. The portfolio is well diversified with a mix of commercial and personal business. Equipment financing is sourced within branches or through stand-alone equipment financing centres, while oil and gas production lending is conducted by specialists in the Calgary market. In addition to these areas, real estate divisions are established in each major centre in which the Bank operates. A specialized group manages the alternative residential mortgage business, Optimum Mortgage, with administration based in Edmonton.

Outlook for Diversification of Portfolio

Portfolio diversification by geography is expected to remain consistent with prior years. Opportunities in interim construction lending have moderated compared to recent prior years and portfolio diversification by industry sector is expected to reflect slower growth in this area.

Deposits

Highlights of 2008

- Personal deposits, which include the Bank's lowest cost source of funding, increased 14%.
- Business and government deposits increased 10%.
- Branch and trust generated deposits were 63% of total deposits, down from 64% a year earlier, reflecting higher liquidity raised through the broker deposit network.

TABLE 13 – DEPOSITS
($ thousands)

	Demand	Notice	Term	2008 Total	% of Total
Personal	$ 16,071	$ 732,630	$ 4,601,439	$ 5,350,140	58%
Business and government	367,012	1,277,409	2,136,158	3,780,579	41
Deposit taking institutions	–	–	10,000	10,000	–
Deposit from CWB Capital Trust[1]	–	–	105,000	105,000	1
Total Deposits	$ 383,083	$ 2,010,039	$ 6,852,597	$ 9,245,719	100%
% of Total	4%	22%	74%	100%	

	Demand	Notice	Term	2007 Total	% of Total
Personal	$ 15,873	$ 788,199	$ 3,909,616	$ 4,713,688	57%
Business and government	360,615	1,055,600	2,012,015	3,428,230	42
Deposit taking institutions	–	–	10,000	10,000	–
Deposit from CWB Capital Trust[1]	–	–	105,000	105,000	1
Total Deposits	$ 376,488	$ 1,843,799	$ 6,036,631	$ 8,256,918	100%
% of Total	5%	22%	73%	100%	

[1] The senior deposit note of $105 million issued to Canadian Western Bank Capital Trust (CWB Capital Trust) is reflected as a deposit payable on a fixed date. This senior deposit note bears interest at an annual rate of 6.199% until December 31, 2016 and, thereafter, at the CDOR 180-day Bankers' Acceptance Rate plus 2.55%. This note is redeemable at the Bank's option, in whole or in part, on and after December 31, 2011, or earlier in certain specified circumstances, both subject to the approval of OSFI. Each one thousand dollars of WesTS note principal is convertible at any time into 40 non-cumulative redeemable CWB First Preferred Shares Series 1 of the Bank at the option of CWB Capital Trust. CWB Capital Trust will exercise this conversion right in circumstances in which holders of WesTS exercise their holder exchange right. See the Capital Management discussion on page 42 of this MD&A or Note 14 to the consolidated financial statements for more information on WesTS and CWB Capital Trust.

Total deposits at year end of $9,246 million increased 12% ($989 million) over 2007, driven by 14% growth in personal and 10% growth in business and government deposits. Reflecting the Bank's commercial focus, a considerable portion of the year-over-year growth in total branch deposits includes larger relationship-based commercial and wholesale balances that can be subject to greater fluctuation. (See the Liquidity Management section on page 39 of this MD&A.)

TABLE 14 – DEPOSITS BY SOURCE
(as a percentage of total deposits at October 31)

	2008	2007	2006	2005	2004
Branches	63%	64%	66%	67%	57%
Deposit brokers	34	33	30	32	42
Corporate wholesale	2	2	2	1	1
Deposit from CWB Capital Trust	1	1	2	–	–
Total	100%	100%	100%	100%	100%

Deposits are primarily generated from the branch network (including CWT) and a deposit broker network. Increasing the level of retail deposits is an ongoing focus as success in this area provides the most reliable and stable source of funding. CWB's high-interest *Summit Savings Account*® continued to be well received, with the total dollar value of deposits from this source growing $293 million in the year to reach $461 million. This product has proven to be a good tool to further expand the Bank's customer base and increase brand awareness. CWB introduced an Internet-based division of the Bank named *Canadian Direct Financial*™ (www.canadiandirectfinancial.com) late in 2008 that offers a high-interest savings account and term deposits directly to customers who are not served by the branch network. *Canadian Direct Financial*™ was launched as a pilot initiative and is thought to have potential to provide a valued and diversified source of funding in the future. Insured

deposits raised through deposit brokers also remain a valuable funding source. Although these funds are subject to commissions, this cost is countered by a reduced dependence on a more extensive branch network and the benefit of generating insured fixed term retail deposits over a wide geographic base. Corporate wholesale deposits represent larger deposits raised through CWB's corporate office rather than the branch network. Growth in total branch and trust generated deposits was 10%. The demand and notice component within branch-raised deposits increased 8% to comprise 26% of total deposits, down from 27% in the previous year. At October 31, 2008, branch and trust generated deposits comprised 63% of total deposits, compared to 64% in the previous year. This decrease mainly reflects additional insured deposits raised through the deposit broker network to fund strong loan demand while maintaining higher than normal liquidity levels in response to financial market uncertainties, as explained in the Liquidity Management section on page 39 of this MD&A.

Outlook for Deposits

A strategic focus on increasing branch-raised deposits (including CWT) will continue in 2009, with particular emphasis on the demand and notice component, which is often lower cost and provides associated transactional fee income. CWB's improved market presence and planned additions to the existing branch network also support objectives to generate branch-raised deposits. Further diversifying the deposit base via new product offerings and through *Canadian Direct Financial*™ are ongoing initiatives. The Bank's deposit broker network also remains a very valuable source for raising insured fixed-term retail deposits and has proven to be an extremely effective way to access liquidity over a wide geographic base.

Other Assets and Other Liabilities

At October 31, 2008, other assets totaled $179 million (2007 – $158 million). Insurance related other assets were $53 million (2007 – $52 million) and consisted primarily of instalment premiums receivable as well as the reinsurers' share of unpaid claims. Other assets at October 31, 2008 also include goodwill and intangible assets of $6.9 million and $2.2 million, respectively.

Other liabilities totaled $301 million at October 31, 2008 (2007 – $283 million). Insurance related other liabilities were $135 million (2007 – $124 million) and consisted primarily of provisions for unpaid claims and adjustment expenses and unearned premiums.

Liquidity Management

Highlights of 2008

- Strong liquidity position and conservative investment profile.
- Enhanced liquidity management in response to disruptions in financial markets.
- No direct exposure to troubled asset classes.

A schedule outlining the consolidated securities portfolio at October 31, 2008 is provided in Note 4 to the consolidated financial statements. A conservative investment profile is maintained by ensuring:

- all investments, other than preferred shares and those securities categorized as "other marketable securities", are limited to high quality debt securities and short-term money market instruments;
- specific investment criteria and procedures are in place to manage the securities portfolio;
- regular review, monitoring and approval of investment policies by the Asset Liability Committee (ALCO); and
- quarterly reporting to Board of Directors on the composition of the securities portfolio supported by an annual review and approval by the Board of Directors.

The Bank has no direct exposure to any troubled non-bank sponsored asset-backed commercial paper, collateralized debt obligations, credit default swaps, U.S. subprime mortgages or monoline insurers. The Bank's liquidity management was enhanced in 2008 with the following initiatives:

- increased monitoring of liquidity reserve levels;
- operating micro- and macro-scenario stress testing;
- maintenance of a shortened duration in the liquidity portfolio;
- enhanced credit profile of the liquidity portfolio; and
- strengthened deposit monitoring and market surveillance.

TABLE 15 – LIQUID ASSETS
($ thousands)

	2008	2007	Change from 2007
Cash	$ 8,988	$ 6,446	$ 2,542
Deposits with regulated financial institutions	464,193	405,122	59,071
Cheques and other items in transit	18,992	1,122	17,870
Total Cash Resources	492,173	412,690	79,483
Securities purchased under resale agreements	77,000	206,925	(129,925)
Government of Canada treasury bills	214,482	332,358	(117,876)
Government of Canada, provincial and municipal bonds, term to maturity 1 year or less	167,683	332,721	(165,038)
Government of Canada, provincial and municipal bonds, term to maturity more than 1 year	417,657	216,735	200,922
Preferred shares	256,232	221,878	34,354
Other marketable securities	171,671	236,256	(64,585)
Total Securities Purchased Under Resale Agreements and Marketable Securities	1,304,725	1,546,873	(242,148)
Total Liquid Assets	$ 1,796,898	$ 1,959,563	$ (162,665)
Total Assets	$ 10,600,732	$ 9,525,040	$ 1,075,692
Liquid Assets as a Percentage of Total Assets	17%	21%	(4)%
Total Deposit Liabilities	$ 9,245,719	$ 8,256,918	$ 988,801
Liquid Assets as a Percentage of Total Deposit Liabilities	19%	24%	(5)%

As shown in Table 15, liquid assets comprised of cash, interbank deposits, securities purchased under resale agreements and marketable securities totaled $1,797 million at October 31, 2008, a decrease of $163 million compared to a year earlier. The decrease reflects strong loan demand, a revised methodology for measuring and monitoring liquidity and the decision to modestly reduce liquidity from the very high levels held at the end of last year. Enhanced liquidity and deposit monitoring has enabled the Bank to assess risks under various micro- and macro-scenarios and to decrease the levels of liquid asset coverage on a general basis. Despite a reduction in liquidity compared to the end of last year, based on current models, the Bank continues to carry more liquidity than it would in more normal market conditions and a stable economic environment. Liquid assets represented 17% (2007 – 21%) of total assets and 19% (2007 – 24%) of total deposit liabilities at year end.

Highlights of the composition of liquid assets at October 31, 2008 are as follows:

- maturities within one year decreased to 47% (2007 – 69%) of liquid assets, or $836 million (2007 – $1,354 million);
- Government of Canada, provincial and municipal debt securities remained unchanged at 45% (2007 – 45%) of liquid assets;
- deposits with regulated financial institutions, including Bankers' Acceptances, increased to 26% (2007 – 21%) of liquid assets;
- preferred shares increased to 14% (2007 – 11%) of liquid assets; and
- other marketable securities decreased to 10% of liquid assets (2007 – 12%).

Included in liquid assets are securities purchased under resale agreements. These are short-term advances, typically no more than a few days in duration, to securities dealers and require the dealer to repurchase the securities, which are comprised of treasury bills or other high quality liquid securities.

Short-term uncommitted facilities have been arranged with a number of financial institutions. The government insured/guaranteed mortgage portfolios held by the Bank also represent a potential source of liquidity. CWB may enter into reverse repurchase agreements as a source of short-term liquidity, which are short-term borrowings from securities dealers that require subsequent repurchase of the securities given as collateral, typically within a few days.

A significant portion of branch-generated deposits are generated from corporate clients, who tend to hold larger balances than personal retail clients. Although these deposits may be subject to more volatility, to date, this funding source has proven to be reliable and stable.

The primary source of new funding is the issuance of deposit instruments. A summary of outstanding deposits by contractual maturity date is presented in Tables 16 and 17.

TABLE 16 – DEPOSIT MATURITIES WITHIN ONE YEAR
($ millions)

October 31, 2008	Within 1 Month	1 to 3 Months	3 Months to 1 Year	Cumulative Within 1 Year
Demand deposits	$ 383	$ –	$ –	$ 383
Notice deposits	2,010	–	–	2,010
Deposits payable on a fixed date	1,302	870	1,916	4,088
Total	$ 3,695	$ 870	$ 1,916	$ 6,481
October 31, 2007 Total	$ 3,660	$ 687	$ 1,580	$ 5,927

TABLE 17 – TOTAL DEPOSIT MATURITIES
($ millions)

October 31, 2008	Within 1 Year	1 to 2 Years	2 to 3 Years	3 to 4 Years	4 to 5 Years	More than 5 Years	Total
Demand deposits	$ 383	$ –	$ –	$ –	$ –	$ –	$ 383
Notice deposits	2,010	–	–	–	–	–	2,010
Deposits payable on a fixed date	4,088	1,205	663	520	272	–	6,748
Note to CWB Capital Trust	–	–	–	–	–	105	105
Total	$ 6,481	$ 1,205	$ 663	$ 520	$ 272	$ 105	$ 9,246
October 31, 2007 Total	$ 5,927	$ 1,012	$ 546	$ 282	$ 385	$ 105	$ 8,257

A breakdown of deposits by source is provided in Table 14 on page 38. Target limits by source have been established as part of the overall liquidity policy and are monitored to ensure an acceptable level of funding diversification is maintained. The Bank continues to aggressively pursue deposits through its branch network as the core funding source. At the same time, the total dollar value of deposit broker-generated deposits could increase, particularly in times of elevated market uncertainty when higher levels of liquidity are maintained. CWT raises deposits through notice accounts (comprised primarily of cash balances held in self-directed accounts), corporate trust deposits and the Bank's branch network, in addition to deposits generated through the deposit broker network. At October 31, 2008, CWT's notice account balances totaled $429 million (2007 – $368 million).

In addition to deposit liabilities, CWB has subordinated debentures outstanding that are presented in the table below.

TABLE 18 – SUBORDINATED DEBENTURES OUTSTANDING
($ thousands)

Interest Rate	Maturity Date	Earliest Date Redeemable by CWB at Par	2008	2007
5.550%(1)	November 19, 2014	November 20, 2009	$ 60,000	$ 60,000
5.426%(2)	November 21, 2015	November 22, 2010	70,000	70,000
5.070%(3)	March 21, 2017	March 22, 2012	120,000	120,000
5.571%(4)	March 21, 2022	March 22, 2017	75,000	75,000
5.950%(5)	June 27, 2018	June 27, 2013	50,000	–
5.660%(6)	July 7, 2013	July 8, 2008	–	30,000
5.960%(6)	October 24, 2013	October 25, 2008	–	35,000
Total			$ 375,000	$ 390,000

(1) These conventional debentures have a 10-year term with a fixed interest rate for the first five years. Thereafter, the interest rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 160 basis points.

(2) These conventional debentures have a 10-year term with a fixed interest rate for the first five years. Thereafter, the interest rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 180 basis points.

(3) These conventional debentures have a 10-year term with a fixed interest rate for the first five years. Thereafter, the interest rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 155 basis points. Of the $125,000 debentures issued, $5,000 were acquired by Canadian Direct Insurance Incorporated, a wholly owned subsidiary, and have been eliminated on consolidation.

(4) These conventional debentures have a 15-year term with a fixed interest rate for the first ten years. Thereafter, the interest rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 180 basis points.

(5) These conventional debentures have a 10-year term with a fixed interest rate for the first five years. Thereafter, the interest rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 302 basis points.

(6) These conventional debentures had a 10-year term with a fixed interest rate for the first five years and were redeemed by the Bank at face value on July 8 and October 25, 2008, respectively.

Outlook for Liquidity Management

The Bank expects elevated uncertainties and resulting volatility in financial markets will continue into fiscal 2009. In response, a conservative risk profile will be maintained, supported by liquidity reserves above normal targeted levels.

Contractual Obligations

In addition to the obligations related to deposits and subordinated debentures discussed in the Deposits and Liquidity Management sections on pages 38 and 39 of this MD&A, as well as Notes 13, 17 and 28 of the consolidated financial statements, the following contractual obligations are outstanding at October 31, 2008:

TABLE 19 – CONTRACTUAL OBLIGATIONS
($ thousands)

	Within 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years	Total
Lease commitments	$ 8,036	$ 15,609	$ 14,689	$ 28,873	$ 67,207
Purchase obligations for capital expenditures	280	–	–	–	280
October 31, 2008	$ 8,316	$ 15,609	$ 14,689	$ 28,873	$ 67,487
October 31, 2007	$ 7,852	$ 13,992	$ 13,045	$ 32,723	$ 67,612

Capital Management

Highlights of 2008

- Maintained solid Total and Tier 1 capital adequacy ratios of 13.5% and 8.9%, respectively.
- Increased the quarterly cash dividend 11% in December 2007 to $0.10 per common share and a further 10% in July 2008 to $0.11 per common share.
- Issued $50 million of conventional subordinated debentures in June 2008.

Subsequent Highlights

In December 2008, the Bank declared a quarterly cash dividend of $0.11 per common share, unchanged from the previous quarterly cash dividend and a 10% increase over the quarterly cash dividend declared one year earlier.

OSFI requires banks to measure capital adequacy in accordance with instructions for determining risk-adjusted capital and risk-weighted assets, including off-balance sheet commitments. Based on the deemed credit risk of each type of asset, a weighting of 0% to 150% is assigned. As an example, a loan that is fully insured by the Canada Mortgage and Housing Corporation (CMHC) is applied a risk weighting of 0% as the Bank's risk of loss is nil, while typical uninsured commercial loans are assigned a risk weighting of 100% to reflect the higher level of risk associated with this type of asset. The ratio of regulatory capital to risk-weighted assets is calculated and compared to OSFI's standards for Canadian financial institutions. Off-balance sheet assets, such as the notional amount of derivatives and some credit commitments, are included in the calculation of risk-weighted assets and both the credit risk equivalent and the risk-weighted calculations are prescribed by OSFI. As Canadian Direct is subject to separate OSFI capital requirements specific to insurance companies, the Bank's investment in CDI is deducted from total capital and CDI's assets are excluded from the calculation of risk-weighted assets.

Current regulatory guidelines require banks to maintain a minimum ratio of capital to risk-weighted assets and off-balance sheet items of 8%, of which 4% must be core capital (Tier 1) and the remainder supplementary capital (Tier 2). However, OSFI has established that Canadian banks need to maintain a minimum total capital adequacy ratio of 10% with a Tier 1 ratio of not less than 7%. CWB's Tier 1 capital is comprised of common shareholders' equity and innovative capital (to a regulatory maximum of 15% of net Tier 1 capital) while Tier 2 capital includes subordinated debentures (to the regulatory maximum amount of 50% of net Tier 1 capital), the inclusion of the general allowance for credit losses (to a prescribed regulatory maximum) and any innovative capital not included in Tier 1.

Capital funds are managed in accordance with policies and plans that are regularly reviewed and approved by the Board of Directors and take into account forecasted capital needs and markets. The goal is to maintain adequate regulatory capital to be considered well capitalized, protect customer deposits and provide capacity for internally generated growth and strategic opportunities that do not otherwise require accessing the public capital markets, all while providing a satisfactory return for shareholders.

The Bank has a share incentive plan that is provided to officers and employees who are in a position to materially impact the longer term financial success of the Bank as measured by share price appreciation and dividends. Note 19 to the consolidated financial statements details the number of shares under options outstanding, the weighted average exercise price and the amounts exercisable at year-end.

Basel II Capital Adequacy Accord

Effective November 1, 2007, OSFI required Canadian financial institutions to manage and report regulatory capital in accordance with a new capital management framework, commonly called Basel II. Basel II introduced several significant changes to the risk-weighting of assets and the calculation of regulatory capital. The Bank has implemented the standardized approach to calculating risk-weighted assets for both credit and operational risk. Changes for CWB under Basel II include a reclassification into lower risk-weight categories for residential mortgages and loans to small-to-medium sized enterprises, as well as a new capital requirement related to operational risk.

Basel II had a modest positive impact on the overall required level of regulatory capital for CWB. New procedures and system enhancements were developed to conform to the new framework including the formalization of internal capital adequacy assessment processes.

During the year the Bank complied with all internal and external capital requirements.

TABLE 20 – CAPITAL STRUCTURE AND REGULATORY RATIOS AT YEAR END
($ thousands)

	2008[1]	2007	Change from 2007
Tier 1 Capital			
Retained earnings	$ 448,203	$ 372,739	$ 75,464
Accumulated other comprehensive income, net of tax[2]	(6,973)	(1,741)	(5,232)
Capital stock	221,914	219,004	2,910
Contributed surplus	14,234	9,681	4,553
Innovative capital instrument[3]	105,000	105,000	–
Less goodwill of subsidiairies[4]	(6,933)	(3,679)	(3,254)
Total	775,445	701,004	74,441
Tier 2 Capital			
General allowance for credit losses (Tier A)[5]	60,527	55,627	4,900
Subordinated debentures (Tier B)[6]	380,000	350,502	29,498
Total	440,527	406,129	34,398
Less investment in insurance subsidiary	(47,700)	(47,864)	164
Total Regulatory Capital	$ 1,168,272	$ 1,059,269	$ 109,003
Regulatory Capital to Risk-Weighted Assets			
Tier 1 capital	8.9%	9.1%	(0.2)%
Tier 2 capital	5.1%	5.3%	(0.2)%
Less investment in insurance subsidiary	(0.5)%	(0.7)%	0.2%
Total Regulatory Capital Adequacy Ratio	13.5%	13.7%	(0.2)%
Assets to Regulatory Capital Multiple[7]	9.2	9.1	0.1

(1) Regulatory capital and capital ratios are calculated in accordance with the requirements of the Office of the Superintendent of Financial Institutions. Beginning in 2008, capital is managed and reported in accordance with the requirements of the Basel II Capital Adequacy Accord (Basel II). Prior year ratios have been calculated using the previous framework.
(2) Accumulated other comprehensive income related to unrealized losses on certain available-for-sale equity securities, net of tax, reduces Tier 1 capital.
(3) Innovative capital may be included in Tier 1 capital to a maximum of 15% of net Tier 1 capital. Any excess innovative capital outstanding is included in Tier 2B capital.
(4) Beginning in 2008 with Basel II, goodwill related to the Bank's trust and insurance subsidiaries is deducted from Tier 1 capital. Prior to 2008, goodwill related to the insurance subsidiary was deducted from total capital.
(5) Banks are allowed to include their general allowance for credit losses up to a prescribed percentage of risk-weighted assets in Tier 2A capital. At October 31, 2008, the Bank's general allowance represented 0.70% (2007 – 0.72%) of risk-weighted assets.
(6) Tier 2B capital may be included in Tier 2 capital to a maximum of 50% of net Tier 1 capital. Any excess Tier 2B capital is included in capital as net Tier 1 capital increases. At October 31, 2008, $nil (2007 – $44,498) of subordinated debentures exceed the Tier 2B threshold.
(7) Total assets plus off-balance sheet credit instruments, such as letters of credit and guarantees, less goodwill divided by regulatory capital.

TABLE 21 – RISK-WEIGHTED ASSETS
($ thousands)

	Cash, Securities and Reverse Repurchase Agreements	Loans	Other Items	2008 Total	2008 Risk Weighted Assets
Corporate	$ 130,681	$ 6,649,466	$ –	$ 6,780,147	$ 6,703,219
Sovereign	783,281	3,626	–	786,907	12,904
Bank	774,297	44,800	–	819,097	228,056
Retail residential mortgages	–	1,122,530	–	1,122,530	420,262
Other retail					
Excluding small business entities	–	174,618	–	174,618	128,054
Small business entities	–	714,705	–	714,705	546,984
Equity	1,238	–	–	1,238	1,238
Undrawn commitments	–	81,970	–	81,970	78,282
Operational risk	–	–	35,634	35,634	445,423
Other	–	50,069	159,060	209,129	114,754
As at October 31, 2008[1]	$ 1,689,497	$ 8,841,784	$ 194,694	$ 10,725,975	$ 8,679,176

	Cash, Securities and Reverse Repurchase Agreements	Loans	Other Items	2007 Total	2007 Risk Weighted Assets
As at October 31, 2007[1]	$ 1,864,232	$ 7,665,620	$ 99,186	$ 9,629,038	$ 7,724,030

(1) Risk-weighted assets ratios are calculated in accordance with the requirements of the Office of the Superintendent of Financial Institutions. As of November 1, 2007, capital is managed and reported in accordance with the requirements of the Basel II Capital Adequacy Accord (Basel II). The Bank has adopted the standardized approach for both credit and operational risk under Basel II and does not make use of balance sheet netting. Prior year figures have been calculated using the previous framework.

TABLE 22 – RISK-WEIGHT CATEGORY
($ thousands)

								2008	
	0%	20%	35%	50%	75%	100%	150%	Balance	Risk-Weighted
Corporate	$ 29,167	$ 35,890	$ –	$ 67,210	$ –	$6,618,764	$ 29,116	$6,780,147	$6,703,219
Sovereign	722,387	64,520	–	–	–	–	–	786,907	12,904
Bank	2,036	685,567	–	81,102	–	50,392	–	819,097	228,056
Retail residential mortgages	122,958	–	830,118	–	158,933	10,521	–	1,122,530	420,262
Other retail									
Excluding small business entities	1,155	3,765	–	–	169,662	–	36	174,618	128,054
Small business entities	2,678	3,307	–	–	659,948	43,593	5,179	714,705	546,984
Equity	–	–	–	–	–	1,238	–	1,238	1,238
Undrawn commitments	–	–	–	–	14,753	67,217	–	81,970	78,282
Operational risk	–	–	–	–	–	–	35,634	35,634	445,423
Other	67,953	31,113	–	–	6,126	103,937	–	209,129	114,754
As at October 31, 2008[(1)]	$ 948,334	$ 824,162	$ 830,118	$ 148,312	$1,009,422	$6,895,662	$ 69,965	$10,725,975	$8,679,176

					2007	
	0%	20%	50%	100%	Balance	Risk-Weighted
Cash, securities and reverse repurchase agreements	$1,059,903	$ 400,675	$ –	$ 403,654	$1,864,232	$ 483,789
Loans	129,895	83	765,860	6,769,782	7,665,620	7,152,729
Other	8,872	1,601	3,041	85,672	99,186	87,512
As at October 31, 2007[(1)]	$1,198,670	$ 402,359	$ 768,901	$7,259,108	$9,629,038	$7,724,030

(1) Risk-weighted assets ratios are calculated in accordance with the requirements of the Office of the Superintendent of Financial Institutions. As of November 1, 2007, capital is managed and reported in accordance with the requirements of the Basel II Capital Adequacy Accord (Basel II). The Bank has adopted the standardized approach for both credit and operational risk and does not make use of balance sheet netting. Prior year figures have been calculated using the previous framework.

At October 31, 2008, the total capital adequacy ratio was 13.5% (2007 – 13.7%), of which 8.9% (2007 – 9.1%) was Tier 1 capital. Total regulatory capital increased $109 million over 2007, primarily from the combination of:

- earnings, net of dividends, of $75 million;
- the issue of $50 million of subordinated debentures;
- the inclusion of $45 million of existing subordinated debentures that were in excess of the Tier 2B capital threshold in the prior year;
- an increase in the general allowance for credit losses of $5 million;
- an increase of $6 million related to the expensing of stock-based compensation;
- a $5 million dividend declared and paid by CDI to the Bank; partially offset by
- the redemption of $30 million and $35 million of subordinated debentures in July and October 2008, respectively;
- a $5 million increase in the capital deduction attributed to unrealized after-tax losses in the Bank's preferred share securities portfolio; and
- a $3 million increase in the deduction for goodwill of subsidiaries.

In December 2007, the quarterly dividend was increased to $0.10 per common share, reflecting an increase of 11%. The quarterly dividend was increased a further 10% to $0.11 per share in July 2008.

Outlook for Capital Management

CWB expects to remain well capitalized in 2009, with organic earnings growth supporting the anticipated achievement of all 2009 performance targets. Maintaining a solid return on equity in the presence of continued pressures on the Bank's net interest margin (teb) and a very uncertain global economic outlook will be achieved through execution of CWB's key business strategies while maintaining an efficient capital structure.

Financial Instruments and Other Instruments

As a financial institution, most of CWB's balance sheet is comprised of financial instruments and the majority of net income results from gains, losses, income and expenses related to the same.

Financial instrument assets include cash resources, securities, securities purchased under resale agreements, loans and derivative financial instruments. Financial instrument liabilities include deposits, securities purchased under reverse resale agreements, derivative financial instruments and subordinated debentures.

The use of financial instruments exposes the Bank to credit, liquidity and market risk. A discussion of how these and other risks are managed can be found in the Risk Management section on pages 54 to 60 of this MD&A.

Further information on how the fair value of financial instruments is determined is included in the Financial Instruments Measured at Fair Value discussion in the Critical Accounting Estimates section of this MD&A on page 53.

Income and expenses are classified as to source, either securities or loans for income, and deposits or borrower funds for expense. Gains on the sale of securities, net, are shown separately in other income.

Derivative Financial Instruments

More detailed information on the nature of derivative financial instruments is shown in Note 11 to CWB's consolidated financial statements. The notional amounts of derivative financial instruments are not reflected on the consolidated balance sheets.

TABLE 23 – DERIVATIVE FINANCIAL INSTRUMENTS
($ thousands)

	2008	2007
Notional Amounts		
Interest rate contracts(1)	$ 593,000	$ 482,000
Equity contracts(2)	4,400	6,000
Foreign exchange contracts(3)	2,600	3,405
Total	$ 600,000	$ 491,405

(1) Interest rate contracts are used as hedging devices to manage interest rate risk. The outstanding contracts mature between December 2008 and January 2013. The total gross positive replacement cost of interest rate contracts was $9,978 (2007 – $946). This market value represents an unrealized gain, or the approximate payment the Bank would receive if these contracts were unwound and settled at that date.

(2) Equity contracts are used to offset the return paid to depositors on certain deposit products where the return is linked to a stock index. The outstanding contracts mature between February 2009 and March 2011. The total gross positive replacement cost was $nil (2007 – $515).

(3) U.S. dollar foreign exchange contracts are used from time to time to manage the difference between U.S. dollar assets and liabilities. At October 31, 2008, there were $2,424 U.S. (2007 – $3,408 U.S.) of forward foreign exchange contracts outstanding that mature between January 2009 and May 2009.

The active use of interest rate contracts continues to be an integral component in managing the Bank's short-term gap position. Derivative financial instruments are entered into only for the Bank's own account and CWB does not act as an intermediary in this market. Transactions are entered into on the basis of industry standard contracts with approved counterparties subject to periodic and at least annual review, including an assessment of the credit worthiness of the counterparty. Policies regarding the use of derivative financial instruments are approved, reviewed and monitored on a regular basis by ALCO and reviewed and approved by the Board of Directors at least annually.

Acquisitions

On October 20, 2008 CWB announced a definitive agreement to acquire for cash, 72.5% ownership of Adroit Investment Management Ltd. (Adroit), an Edmonton-based firm specializing in wealth management for individuals, corporations and institutional clients. Adroit's financial products and services are an excellent strategic fit with CWB's existing banking and trust operations. This transaction was finalized on December 1, 2008 and is expected to provide a modest positive earnings impact at the onset. It also supports a key strategic objective to enhance the Bank's revenue diversification and earnings growth. Management expects the ownership transition will be essentially seamless with no disruption to customers or employees. Adroit's executive management remains committed to continue building this business and will retain a minority ownership in the company. Specific financial details were not released. Estimated goodwill from the transaction has a minor impact on the Bank's overall regulatory capital position.

Off-Balance Sheet Arrangements

In the normal course of business, CWB is involved in off-balance sheet arrangements, which are primarily guarantees.

Guarantees

Significant guarantees provided by CWB in the ordinary course of business include guarantees and standby letters of credit provided to third parties and commitments to extend credit to customers. CWB also issues business credit cards through an agreement with a third party card issuer and indemnifies the card issuer from loss if there is a default on the issuer's collection of the business credit card balances. More detailed information on guarantees is available in Note 20 to CWB's consolidated financial statements for 2008.

OPERATING SEGMENT REVIEW

CWB operates in two business segments: 1) banking and trust, and 2) insurance. Segmented information is also provided in Note 32 of the audited consolidated financial statements.

Banking and Trust

Highlights of 2008

- Realized record net income of $93.6 million, an increase of 6% ($5.1 million).
- Constrained revenue and earnings growth due to significant and ongoing compression of net interest margin.
- Achieved organic loan growth of 16%, marking nineteen consecutive years of double-digit growth.
- Maintained sound and consistent credit quality.
- Grew branch and trust generated deposits 10%, with the demand and notice component up 8%.
- Achieved an efficiency ratio (teb) of 45.4%, a deterioration of 60 basis points.
- Opened a new branch in Leduc, AB and continued with further upgrades to existing premises.
- Valiant Trust was continued as a federal trust company and opened an office in Toronto.
- Agreed to acquire a 72.5% ownership of Adroit Investment Management Ltd.

The operations of the banking and trust segment include commercial and retail banking services, personal and corporate trust services provided through the Bank's subsidiaries, CWT and Valiant, and the offering of third party mutual funds through CWF. Reflecting CWB's acquisition of Adroit, which was finalized December 1, 2008, the banking and trust segment in fiscal 2009 will also include investment management services. With a focus on mid-market commercial banking, real estate financing, equipment financing and energy lending, CWB's proven strategy is based on building strong customer relationships and providing value-added services to businesses and individuals across Western Canada. The Bank delivers a wide variety of retail financial products and services, including personal loans and mortgages, deposit accounts, investment products and other banking services. Customer accessibility is provided through a network of 36 client-focused branches in select locations across the four western provinces. Internet and telephone banking services are also offered. Canadian Direct Financial™ (www.canadiandirectfinancial.com) is an Internet-based division of the Bank that offers a high-interest savings account and term deposits directly to customers who are not served by the branch network. CWT provides a varied range of products and services, including self-directed RRSPs and RRIFs, and corporate and group trust services to independent financial advisors, corporations and individuals. Valiant is a non-deposit taking specialty trust company that offers stock transfer and corporate trustee services to public companies and income trusts. Adroit is an Edmonton-based firm specializing in wealth management for individuals, corporations and institutional clients.

TABLE 24 – BANKING AND TRUST HIGHLIGHTS[1]
($ thousands)

	2008	2007	Change from 2007
Net interest income (teb)	$ 222,837	$ 205,867	8%
Other income	54,338	47,506	14
Total revenues (teb)	277,175	253,373	9
Provision for credit losses	12,000	10,200	18
Non-interest expenses	125,748	113,456	11
Provision for income taxes (teb)	45,780	41,208	11
Net Income	$ 93,647	$ 88,509	6%
Efficiency ratio (teb)	45.4%	44.8%	60bp[2]
Efficiency ratio	46.2	45.7	50
Net interest margin (teb)	2.29	2.57	(28)
Net interest margin	2.23	2.51	(28)
Average loans ($ millions)[3]	$ 7,910	$ 6,570	20%
Average assets ($ millions)[3]	9,747	8,014	22

(1) See page 23 and 24 for a discussion of teb and non-GAAP measures.
(2) bp – basis points.
(3) Loans and assets are disclosed on an average daily balance basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

Banking and trust net income was a record $93.6 million, up 6% ($5.1 million) on 9% ($23.8 million) growth in total revenues (teb), partially offset by an 11% ($12.3 million) increase in non-interest expenses. Growth in total revenues (teb) reflected very strong 16% loan growth and a 14% ($6.8 million) increase in other income, largely offset by a significant 28 basis point decline in net interest margin (teb). Other income benefited from a 20% ($4.6 million) increase in credit related fee income and gains on securities sales, foreign exchange and other, which were up $3.5 million in the aggregate. The increase in gains on the sale of securities mainly resulted from transactions related to favourable pricing observed on certain high quality, short-term debt investments. Trust services fee income declined 11% ($1.6 million) reflecting income from unusually large trust transactions in the fourth quarter of 2007. Retail services fee income increased 5% ($0.4 million). Higher non-interest expenses compared to last year mainly reflect salary and benefit costs related to increased staff complement and annual salary increments, as well as premises and equipment expenses to facilitate business growth. Growth in non-interest expenses exceeded total revenue growth as evidenced by a 60 basis point deterioration in this segment's efficiency ratio (teb), to 45.4%.

Net interest margin (teb) in the year was 2.29%, down 28 basis points as a result of increased deposit costs related to ongoing market disruptions, consecutive reductions in the prime lending rate and high liquidity levels maintained in response to market uncertainties. Growth in total branch and trust deposits increased 10%, while the demand and notice component of branch and trust deposits was up 8%. Growth in branch generated deposits reflects CWB's ongoing retail strategy, including the success of its high interest *Summit Savings Account®*.

Fiscal 2008 banking and trust earnings include $0.9 million of additional tax expense due to the write-down of future tax assets to reflect lower future federal corporate income tax rates. For comparison purposes, fiscal 2007 earnings included a $3.5 million reduction in income tax expense and associated before tax non-interest expense of $0.9 million, which together increased net income by approximately $2.9 million.

Significant infrastructure initiatives completed in 2008 included a new full-service branch in Leduc, AB, the opening of a Valiant Trust office in Toronto and further upgrades and expansions to existing premises.

Combined assets under administration in CWT and Valiant grew 1% ($64 million) in the year to total $4,348 million at October 31, 2008. Assets under administration are not reflected in the consolidated balance sheets (see Note 26 to the consolidated financial statements). A portion of assets under administration are held in investment accounts, including self-directed RRSP and RRIF accounts, which numbered 42,402 (2007 – 37,473), an increase of 13% from one year ago.

FIGURE 4 – NUMBER OF CWT INVESTMENT ACCOUNTS



2008
42,402
2007
37,473
2006
31,716
2005
24,943
2004
18,803

Outlook for Banking and Trust

This segment will continue to be the primary driver of the Bank's earnings and the outlook is for continued solid performance relative to ongoing margin compression associated with turmoil in financial and credit markets and a very uncertain global economic outlook. Management has implemented enhanced pricing methodologies for all new loans and renewal facilities that will help ensure the Bank earns a fair and profitable return on its loan portfolio, particularly in the presence of increased funding costs. Net interest margin is expected to return to more normal historic levels over time as disruptions in financial markets subside, but a specific recovery time frame cannot yet be reasonably estimated. Economic fundamentals in Western Canada are expected to remain sound relative to the rest of Canada, notwithstanding increased challenges in some sectors. CWB's expanding market presence and commitment to relationship-based banking should also support a continued flow of quality lending opportunities. The Bank will maintain its focus on disciplined credit underwriting and loan growth for fiscal 2009 is targeted at 10%. Gross impaired loans increased in 2008, but the Bank's portfolio is very well structured and actual losses are expected to remain within CWB's historic range of acceptable levels. Continued strong growth in credit and retail services fee income is also expected. CWT has established aggressive performance targets for 2009 and should make solid contributions toward this segment's success. Valiant's business will continue to develop, but its operations are impacted by the marked reduction in capital markets activity. Newly acquired Adroit is expected to make a modest positive earnings contribution in fiscal 2009 and provides a solid platform for future growth in investment management services. While strong fiscal responsibility will be maintained, effective execution of CWB's strategic focus on people, process, infrastructure and business enhancement will require increased spending in areas mainly correlated with enhancements to the Bank's growth platform, including plans in 2009 for ongoing expansion of the branch network. While these initiatives will have short-term consequence as it relates to the efficiency ratio (teb), they are an integral part of management's commitment to maximize shareholder value over the long-term and are expected to provide significant benefits in future periods.

Insurance

Highlights of 2008

- Record net income of $8.4 million, representing an 8% increase.
- Claims loss ratio of 66% and a combined ratio of 93%.
- More than 40% of all new auto policies sold in 2008 purchased over the Internet.
- Before tax loss of $1.0 million from Canadian Direct's share of the Alberta auto risk sharing pools.

Canadian Direct provides auto and home insurance products in BC and AB and has more than 168,000 policies outstanding. Policy distribution channels include two dedicated call centres, the Internet and, for customers in BC, the option to purchase auto insurance through select broker networks. Offering enhanced electronic fulfilment of CDI's products and services is an important part of the overall business strategy, and continued development of this technology will remain a key priority.

Canadian Direct's mission is to provide customers with attractively priced products and a high level of customer service – "better insurance for less money." The core strategy uses sophisticated underwriting selection criteria to offer more competitively priced insurance to better risk customers. The "Canadian Direct Insurance" brand is marketed through several media channels, including television, radio, newspapers and over the Internet. It has established a very high level of awareness in the BC market and the level of awareness in AB continues to grow. All claims are administered by Canadian Direct's head office in BC using imaging technology and effective workflow management to maintain a "paperless office" environment. This has enabled CDI to maintain a low claims expense ratio without compromising customer satisfaction. CDI currently retains a high percentage of its business on renewal, a measure that helps confirm its success in providing customers with quality service at competitive prices.

TABLE 25 – INSURANCE HIGHLIGHTS[1]
($ thousands)

	2008	2007	Change from 2007
Net interest income (teb)	$ 5,780	$ 4,792	21%
Other income			
Net earned premiums	97,943	94,914	3
Commissions and processing fees	2,876	2,751	5
Net claims and adjustment expenses	(64,380)	(62,391)	3
Policy acquisition costs	(20,573)	(20,011)	3
	15,866	15,263	4
Gains on sale of securities	36	52	(31)
Total revenues (teb)	21,682	20,107	8
Non-interest expenses	9,418	8,478	11
Provision for income taxes (teb)	3,892	3,856	1
Net income	$ 8,372	$ 7,773	8%
Policies outstanding at October 31	168,071	164,263	2%
Gross written premiums	$ 107,054	$ 104,829	2
Claims loss ratio[2]	66%	66%	–bp[3]
Expense ratio[4]	27	27	–
Combined ratio[5]	93	93	–
Alberta automobile insurance Risk Sharing Pools impact on net income before tax	$ (973)	$ 1,876	(152)%
Average total assets[6]	183,892	163,858	12

(1) See page 23 and page 24 for a discussion of teb and non-GAAP measures.
(2) Net claims and adjustment expenses as a percentage of net earned premiums.
(3) bp – basis points.
(4) Policy acquisition costs and non-interest expenses net of commissions and processing fees as a percentage of net earned premiums.
(5) Sum of the claims loss and expense ratios.
(6) Average total assets are disclosed on an average daily balance basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

Canadian Direct generated record net income of $8.4 million, an increase of 8% over 2007. Results mainly reflect continued business growth and a $1.0 million increase in net interest income (teb), partially offset by a $1.0 million before tax loss on Canadian Direct's share of the Alberta auto risk sharing pools (the Pools). The Pools' results for 2008 include an unfavourable adjustment to unpaid claims reserves based on revised loss assumptions derived by the Pools' consulting actuary. This adjustment was specifically attributed to the impact of a decision rendered on February 8, 2008 by the Court of Queen's Bench of Alberta that resulted in the lifting of the cap on the amount a claimant may receive in respect of minor injuries suffered in an automobile accident. In 2007, Canadian Direct benefited from a favourable adjustment in unpaid claims reserves from the Pools that increased before tax earnings by $1.9 million. Absent the Pools' impact on results for both years, net income was up 39% ($2,5 million). Improved profitability in the auto lines of business due to strong underwriting results contributed to this increase. The claims ratio and combined ratio remained consistent with last year at 66% and 93%, respectively. Policies outstanding grew by 2%, while the overall policy retention rate declined 1% to 86%.

Outlook for Insurance Operations

The outlook for 2009 reflects expectations for modest growth in both policies outstanding and premiums written, while costs are controlled and kept in line with revenue growth. Canadian Direct continues to manage ongoing challenges brought about by the pricing strategies of the Insurance Corporation of British Columbia. In Alberta, ongoing challenges include the regulatory environment and income volatility added by the Pools' unpredictable results.

The 2009 claims loss ratio is expected to be within a range of 65% – 67%, which is consistent with 2008 claims experience. However, the loss ratio can be negatively impacted by seasonal storm activity, particularly in the winter months. The target for the combined ratio is 93%. Canadian Direct will continue to enhance its Internet-based technology platform, which will facilitate new growth opportunities, including the ability to sell its home product online. CDI's expanded broker distribution network in BC should also provide opportunities for future growth.

SUMMARY OF QUARTERLY RESULTS AND FOURTH QUARTER

Quarterly Results

The financial results for each of the last eight quarters are summarized in the following table. In general, CWB's performance reflects a consistent growth trend, although the second quarter contains three fewer revenue-earning days, or two fewer days in a leap year such as 2008.

The Bank's quarterly financial results are subject to some fluctuation due to its exposure to property and casualty insurance. Insurance operations, which are primarily reflected in other income (refer to Operating Segment Review – Insurance on page 49), are subject to seasonal weather conditions, including higher claims experience during winter driving months, cyclical patterns of the industry and natural catastrophes. Mandatory participation in the Alberta auto risk sharing pools can also result in unpredictable quarterly fluctuations.

Quarterly results can also fluctuate due to the recognition of periodic income tax items. Net income in the first quarter of 2008 included $1.0 million ($0.01 per diluted share) of tax expense resulting from the write-down of future tax assets to reflect lower future federal corporate income tax rates. The fourth quarter of 2007 included the recognition of previously unrecorded tax benefits related to certain prior period transactions that increased net income in that period by $2.9 million ($0.04 per diluted share).

TABLE 26 – QUARTERLY FINANCIAL HIGHLIGHTS[1]
($ thousands, except per share amounts)

	2008				2007			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net interest income (teb)	$ 58,622	$ 57,290	$ 55,659	$ 57,046	$ 55,995	$ 54,888	$ 50,567	$ 49,209
Less teb adjustment	1,540	1,442	1,352	1,337	1,496	1,423	1,327	1,164
Net interest income per financial statements	57,082	55,848	54,307	55,709	54,499	53,465	49,240	48,045
Other income	15,437	19,085	18,095	17,623	18,364	15,777	16,237	12,443
Total revenues (teb)	74,059	76,375	73,754	74,669	74,359	70,665	66,804	61,652
Total revenues	72,519	74,933	72,402	73,332	72,863	69,242	65,477	60,488
Net income	24,485	26,327	25,302	25,905	29,572	24,033	22,219	20,458
Earnings per common share								
Basic	$ 0.39	$ 0.42	$ 0.40	$ 0.41	$ 0.47	$ 0.39	$ 0.36	$ 0.33
Diluted	0.38	0.41	0.39	0.40	0.46	0.37	0.35	0.32
Return on common shareholders' equity (ROE)	14.4%	16.0%	16.1%	16.9%	20.1%	17.1%	16.8%	15.4%
Return on average total assets (ROA)	0.96	1.03	1.04	1.07	1.29	1.14	1.17	1.10
Efficiency ratio (teb)	47.7	45.2	45.4	42.6	44.1	43.6	45.1	45.7
Efficiency ratio	48.8	46.1	46.2	43.4	45.0	44.5	46.1	46.6
Net interest margin (teb)	2.30	2.25	2.28	2.36	2.43	2.59	2.65	2.65
Net interest margin	2.24	2.19	2.22	2.30	2.37	2.53	2.58	2.58
Provision for credit losses as a percentage of average loans	0.15%	0.15%	0.15%	0.15%	0.14%	0.15%	0.16%	0.17%

(1) See page 23 and page 24 for a discussion of teb and non-GAAP measures.

Fourth Quarter of 2008

CWB reported good fourth quarter performance in volatile markets marking its 82nd consecutive profitable quarter. Net income of $24.5 million was down 17% compared to last year, which included an income tax benefit that increased net earnings in that period by $2.9 million ($0.04 per diluted share). Net income before taxes was 10% lower than a year earlier as the positive impact from very strong loan growth of 6% in the quarter and 16% for the year was more than offset by constrained revenues and profitability due to a significantly lower net interest margin. Pressures on net interest margin resulted from increased deposit costs related to ongoing market disruptions, consecutive reductions in the prime lending rate and high liquidity levels maintained in response to market uncertainties. Diluted earnings per share of $0.38 ($0.39 basic) declined from $0.46 ($0.47 basic) in the same quarter last year. Results reflect a 17% decrease (8% decrease before tax) in quarterly earnings from core banking and trust operations as the positive earnings impact from very strong loan growth was more than offset by the compressed net interest margin. Fourth quarter net income from insurance operations of $2.2 million represented a 17% decline compared to a year earlier reflecting a $1.0 million before tax loss attributed to Canadian Direct's share of the Alberta auto risk sharing pools. Absent the Pools' impact on fourth quarter results for both 2008 and 2007, net income from insurance operations was up 58% ($1.1 million).

Quarterly return on equity was 14.4%, down 570 basis points from 20.1% a year earlier. Return on assets was 0.96%, compared to 1.29% in the same period last year. Compared to one year ago, lower profitability ratios were primarily due to margin compression combined with the above-mentioned 2007 income tax benefit and unusually high trust services fee income realized in the fourth quarter last year. CWB has no direct exposure to any troubled asset-backed commercial paper, collateralized debt obligations, credit default swaps, U.S. subprime mortgages or monoline insurers.

Quarterly net interest income (teb) of $58.6 million increased 5% ($2.6 million) over the same period in 2007 driven by strong loan growth, partially offset by a 13 basis point decline in net interest margin (teb) to 2.30%. Net interest margin was mainly affected by increased deposit costs related to ongoing disruptions in financial markets and consecutive reductions in the prime lending rate, partially offset by lower average liquidity balances compared to the fourth quarter last year. Reductions in the prime interest rate negatively impact net interest margin because deposits do not reprice as quickly as prime-based loans.

Other income of $15.4 million was down 16% ($2.9 million) from a year earlier mainly due to a 41% ($2.3 million) decrease in trust services fee income. Net insurance revenues in the quarter decreased 22% ($1.1 million) from last year due to the Pools' impact. Credit related fee income increased 6% ($0.3 million) while retail services fee income was up 7% ($0.1 million). Gains on securities sales were $0.9 million, compared to nil last year, resulting from transactions mainly related to favourable pricing observed on certain high quality, short-term debt investments.

Overall credit quality remained sound and within expectations in view of elevated uncertainties, slower economic activity and moderated residential sales activity. While gross impaired loans increased compared to the exceptionally low levels experienced in prior periods, they remained within the Bank's historic range of acceptable levels. All current estimated losses from identified impaired accounts are reflected in the specific allowance for credit losses.

Non-interest expenses of $35.4 million increased 8% ($2.6 million) over the same quarter last year mainly reflecting salary and benefit costs related to increased staff complement and annual salary increments, as well as premises and equipment expenses to facilitate business growth. CWB's quarterly efficiency ratio (teb), which measures non-interest expenses as a percentage of total revenues, deteriorated 360 basis points compared to the same quarter last year, to 47.7%. The negative change in the efficiency ratio (teb) was mainly impacted by constrained growth in total revenues (teb) due to margin compression.

Consolidated net income declined 7% ($1.8 million) compared to the prior quarter as the positive impact of very strong quarterly loan growth and a five basis point improvement in net interest margin (teb) was more than offset by a 19% ($3.6 million) decrease in other income and slightly higher non-interest expenses. The decrease in other income was mainly due to $2.7 million lower credit related fee income and $0.8 million reduction in net insurance revenues, which again reflected the Pools' impact.

ACCOUNTING POLICIES AND ESTIMATES

Critical Accounting Estimates

CWB's significant accounting policies are outlined in Note 1 and with related financial note disclosures by major caption in the consolidated financial statements. The policies discussed below are considered particularly important as they require management to make significant estimates or judgments, some of which may relate to matters that are inherently uncertain.

Allowance for Credit Losses

An allowance for credit losses is maintained to absorb probable credit related losses in the loan portfolio. This allowance reflects management's estimate of probable losses in the loan portfolio at the balance sheet date. In assessing existing credit losses, management must rely on estimates and exercise judgment regarding matters for which the ultimate outcome is unknown. These matters include economic factors, developments affecting particular industries and specific issues with respect to single borrowers. Changes in circumstances may cause future assessments of credit risk to be significantly different than current assessments and may require an increase or decrease in the allowance for credit losses. Establishing a range for the allowance for credit losses is difficult due to the number of uncertainties involved. The general allowance for credit losses is intended to address this uncertainty. At October 31, 2008, the Bank's total allowance for credit losses was $75.5 million (2007 – $63.0 million), which included a specific allowance of $15.0 million (2007 – $7.4 million) and a general allowance of $60.5 million (2007 – $55.6 million). Additional information on the process and methodology for determining the allowance for credit losses can be found in the discussion of credit quality on page 34 of this MD&A and Note 7 to the consolidated financial statements. This critical accounting estimate relates to CWB's banking and trust segment.

Provision for Unpaid Claims and Adjustment Expenses

A provision for unpaid claims is maintained, with the provision representing the amounts needed to provide for the estimated ultimate expected cost of settling claims related to insured events (both reported and unreported) that have occurred on or before each balance sheet date. A provision for adjustment expenses is also maintained, which represents the estimated ultimate expected costs of investigating, resolving and processing these claims. Estimated recoveries of these costs from reinsurance ceded are included in assets. The computation of these provisions takes into account the time value of money using discount rates based on projected investment income from the assets supporting the provisions. The process of determining the provision for unpaid claims and adjustment expenses necessarily involves risks that the actual

results will deviate from the best estimates made. These risks vary in proportion to the length of the estimation period and the volatility of each component comprising the liabilities. To recognize the uncertainty in establishing these best estimates and to allow for possible deterioration in experience, actuaries are required to include explicit margins for adverse deviation in assumptions for asset defaults, reinvestment risk, claims development and recoverability of reinsurance balances. All provisions are periodically reviewed and evaluated in light of emerging claims experience and changing circumstances. Changes in circumstances may cause future assessments of unpaid claims and adjustment expenses to be significantly different than current assessments and may require an increase or decrease in the provision. In estimating the provision for unpaid claims and adjustment expenses, a number of uncertainties are taken into account and assumptions made, which makes it difficult to estimate a range for the provision. Further, as noted above, the provision includes a margin for adverse deviations in assumptions. At October 31, 2008, the provision for unpaid claims and adjustment expenses totaled $76.2 million (2007 – $68.6 million). Additional information on the process and methodology for determining the provision for unpaid claims and adjustment expenses can be found in Note 21 to the consolidated financial statements. This critical estimate relates to CWB's insurance segment, Canadian Direct.

Financial Instruments Measured at Fair Value

Cash resources, securities, securities purchased under resale agreements and sold under reverse resale agreements, and derivative financial instruments are reported on the consolidated balance sheets at fair value.

The fair value of a financial instrument on initial recognition is the value of the consideration given or received. Subsequent to initial recognition, financial instruments measured at fair value that are quoted in active markets are based on bid prices for financial assets and offer prices for financial liabilities. For derivative financial instruments where an active market does not exist, fair values are determined using valuation techniques that refer to observable market data, including discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

The following table summarizes the significant financial assets and liabilities reported at fair value at October 31, 2008.

TABLE 27 – VALUATION OF FINANCIAL INSTRUMENTS
($ thousands)

		Valuation Technique	
	Fair Value	Quoted Market Prices	Model with Observable Market Data
Financial Assets			
Cash resources	$ 492,173	$ 492,173	$ -
Securities	1,228,964	1,173,064	55,900
Securities repurchased under resale agreements	77,000	-	77,000
Derivative related	9,980	-	9,980
October 31, 2008	$ 1,808,117	$ 1,665,237	$ 142,880
October 31, 2007	$ 1,926,737	$ 1,713,958	$ 248,779
Financial Liabilities			
Derivative related	$ 163	$ -	$ 163
October 31, 2008	$ 163	$ -	$ 163
October 31, 2007	$ 1,307	$ -	$ 1,307

Notes 3, 4, 5, 11 and 29 to the consolidated financial statements provide additional information regarding these financial instruments. This critical accounting estimate relates to both operating segments.

CWB has no direct exposure to any troubled non-bank sponsored asset-backed commercial paper, collateralized debt obligation, credit default swaps, U.S. subprime mortgages or monoline insurers.

Changes in Accounting Policies, Including Initial Adoption

Effective November 1, 2007, the Bank adopted new accounting standards issued by the CICA: *Financial Instruments – Disclosure and Presentation* and *Capital Disclosures*. The new standards require additional disclosures regarding financial instruments and capital management practices. As a result of adopting these standards, new or enhanced disclosure is provided in Note 2 Financial Instruments, Note 6 Loans and Note 31 Capital Management.

In addition, as permitted by the CICA, certain of the required disclosure is provided in the Management's Discussion and Analysis (MD&A). The relevant MD&A sections (pages 54 to 57) are identified by shading, and shaded areas form an integral part of these audited consolidated financial statements.

Future Changes in Accounting Policies

International Financial Reporting Standards

The CICA will transition Canadian generally accepted accounting principles for publicly accountable entities to International Financial Reporting Standards (IFRS). The Bank's consolidated financial statements will be prepared in accordance with IFRS for the fiscal year commencing November 1, 2011.

The Bank has embarked on a project to identify and evaluate the impact of the implementation of IFRS on the consolidated financial statements and to develop a plan to complete the transition. The impact of the transition to IFRS on the Bank's consolidated financial statements is not yet determinable. Additional information on the Bank's transition plan and the expected impact of the transition will be provided commencing in the quarterly reports for 2009, the third fiscal year prior to transition.

RISK MANAGEMENT

The shaded areas of this MD&A represent a discussion of risk management policies and procedures relating to credit, market and liquidity risks as required under the Canadian Institute of Chartered Accountants (CICA) Handbook *Financial Instruments – Disclosures and Presentation*, which permits these specific disclosures to be included in the MD&A. Therefore, the shaded areas presented on page 33 and pages 54 to 57 of this MD&A form an integral part of the audited consolidated financial statements for the year ended October 31, 2008.

Overview

Effective risk management is central to the ability to remain financially sound and profitable and includes identifying, assessing, managing and monitoring all forms of risk. CWB, like other financial institutions, is exposed to several factors that could adversely affect its business, financial condition or operating results, which may also influence an investor to buy, sell or hold CWB shares. Many of the risk factors are beyond CWB's direct control.

Senior management is responsible for establishing the framework for identifying risks and developing appropriate risk management policies and frameworks. The Board of Directors, either directly or through its committees, reviews and approves the key policies and implements specific reporting procedures to enable them to monitor ongoing compliance over significant risk areas. At least annually, a report on risks and risk management policies is presented to the Board and/or Board committees for review and assessment.

The Loans Committee of the Board, which maintains a close working relationship with the credit risk management group, is responsible for the

- review and approval of credit risk management policies;
- review and approval of loans in excess of delegated limits;
- review and monitoring of impaired and other less than satisfactory loans; and
- recommendation of the adequacy of the allowance for credit losses to the Audit Committee.

The Asset Liability Committee (ALCO) meets monthly and provides management oversight related to the risks of banking and trust operations, other than credit risk. ALCO is a senior management committee chaired by the executive with responsibility for Treasury, with the President and Chief Executive Officer (CEO) and other senior executives as members. ALCO is responsible for

- ensuring that risks other than credit risk are identified and assessed and that appropriate policies are in place and effective;
- the establishment and maintenance of policies and programs for liquidity management and control, funding sources, investments, foreign exchange risk, interest rate risk and derivatives, and trust services risk; and
- overseeing compliance and strategy respecting diversification of product offerings and management of risks.

Asset liability management policies are approved and reviewed at least annually by the Board with quarterly status reporting also provided.

The Operations Committee meets regularly, is comprised of supervisory and management personnel from all areas of banking operations, and is chaired by a member of senior management. This committee is responsible for developing appropriate policies and procedures, including internal controls, respecting day-to-day, routine banking operations.

The internal audit department performs audits in all areas of the Bank, including CWT, Valiant and CDI, and reports the results directly to senior management, as well as the Bank's CEO and Audit Committee. For CDI, internal audit results are also reported directly to CDI's Audit Committee.

Credit Risk

Credit risk is the risk that a financial loss will be incurred due to the failure of a counterparty to discharge its contractual commitment or obligation to CWB. This risk can relate to balance sheet assets, such as loans, as well as off-balance sheet assets such as guarantees and letters of credit. To diversify the risk, the exposure to a single borrower or associated borrowers is limited, unless approved by the Board of Directors, to not more than 10% of the Bank's shareholders' equity and is presently set at $50 million ($60 million if the amount in excess of $50 million is cash secured or CMHC insured). Customers with larger borrowing requirements are accommodated through loan syndications with other financial institutions.

The Bank employs and is committed to a number of important principles to manage credit exposures, which include:

- a Loans Committee of the Board whose duties include approval of lending policies, establishment of lending limits for the Bank, the delegation of lending limits and the approval of larger credits, as well as quarterly reports prepared by management on watch list loans, impaired loans, the adequacy of the allowance for credit losses, environmental risk and diversification of the portfolio;
- delegated lending authorities, which are clearly communicated to personnel engaged in the credit granting process, a defined approval process for loans in excess of those limits and the review of larger credits by a senior management group prior to recommendation to the Loans Committee of the Board;
- credit policies, guidelines and directives, which are communicated to all branches and officers whose activities and responsibilities include credit granting and risk assessment;
- appointment of personnel engaged in credit granting who are qualified, experienced bankers;
- a standardized credit risk rating classification established for all credits and reviewed not less than annually;
- annual reviews of individual credit facilities (except consumer loans and single-unit residential mortgages);
- quarterly review of risk diversification by geographic area, industry sector and product measured against assigned portfolio limits;
- pricing of credits commensurate with risk to ensure an appropriate financial return;
- management of growth within quality objectives;
- early recognition of problem accounts and immediate implementation of steps to protect the safety of Bank funds;
- independent reviews of credit valuation, risk classification and credit management procedures by the internal audit group, which includes reporting the results to senior management, the CEO and the Audit Committee;
- detailed quarterly reviews of accounts rated less than satisfactory, including establishment of an action plan for each account; and
- completion of a watch list report recording accounts with evidence of weakness and an impaired loan report covering loans that show impairment to the point where a loss is possible.

Environmental Risk

The operations of the Bank do not have a material effect on the environment. However, a risk of default may occur if a borrower is unable to repay loans due to environmental cleanup costs. The Bank may become directly liable for cleanup costs when it is deemed to have taken control or ownership of a contaminated property. Risk assessment criteria and procedures are in place to manage environmental risks and these are communicated to lending personnel. Reports on environmental inspections and findings are reviewed by senior management and reported upon quarterly to the Board.

Portfolio Quality

The Bank's strategy is to maintain a quality portfolio. Efforts are directed toward achieving a wide diversification, engaging experienced personnel who provide a hands-on approach in credit granting, account management and quick action when problems develop. The lending focus is primarily directed to small- and medium-sized businesses and to individuals with operations conducted in the four western provinces. Relationship banking and "know your customer" are important tenets of account management. An appropriate financial return on the level of risk is fundamental.

Liquidity Risk

Liquidity risk is the risk that CWB will not have sufficient cash to meet its obligations as they become due. This risk arises from fluctuations in cash flows from lending, deposit taking, investing and other activities. Effective liquidity management ensures that adequate cash is available to honour all cash outflow obligations while limiting the opportunity cost of holding short-term assets. Maintenance of a prudent liquidity base also provides flexibility to fund loan growth and react to other market opportunities.

Liquidity policies include:

- measurement and forecast of cash flows;
- maintenance of a pool of high quality liquid assets;
- a stable base of core deposits from retail and commercial customers;
- limits on single deposits and sources of deposits;
- monitoring of wholesale demand and term deposits;
- scenario testing in the operating, micro, and macro environments;
- diversification of funding sources; and
- an approved contingency plan.

Key features of liquidity management are:

- daily monitoring of expected cash inflows and outflows;
- tracking and forecasting the liquidity position, including the flows from off-balance sheet items, on a forward four-month rolling basis;
- consideration of the term structure of assets and liabilities, with emphasis on deposit maturities, as well as expected loan fundings and other commitments to provide funds when determining required levels of liquidity; and
- separate management of the liquidity position of the Bank and CWT to ensure compliance with related party and other regulatory tests.

Market Risk

Market risk is the impact on earnings resulting from changes in financial market variables such as interest rates and foreign exchange rates. Market risk arises when making loans, taking deposits and making investments. CWB itself does not undertake trading activities and, therefore, does not have risks related to such activities as market making, arbitrage or proprietary trading. CWB's material market risks are confined to interest rates and foreign exchange as discussed below.

Interest Rate Risk

Interest rate risk or sensitivity is defined as the impact on net interest income, both current and future, resulting from a change in market interest rates. This risk and potential variability in earnings arises primarily when cash flows associated with interest sensitive assets and liabilities have different repricing dates. The differentials, or interest rate gaps, arise as a result of the financial intermediation process and reflect differences in term preferences on the part of borrowers and depositors.

A positive interest rate gap exists when interest sensitive assets exceed interest sensitive liabilities for a specific maturity or repricing period. A positive gap will result in an increase in net interest income when market interest rates rise since assets reprice earlier than liabilities. The opposite impact will occur when market interest rates fall.

CWB's earnings are affected by the monetary policies of the Bank of Canada. Monetary policy decisions have an impact on the level of interest rates, which can have an impact on earnings.

To manage interest rate risk arising as a result of the financial intermediation process, ALCO establishes policy guidelines for interest rate gap positions and meets regularly to monitor the Bank's position and decide future strategy. The objective is to manage the interest rate risk within prudent guidelines. Interest rate risk policies are approved and reviewed at least annually by the Board of Directors, with quarterly reporting provided to the Board as to the gap position.

Exposure to interest rate risk is controlled by managing the size of the static gap positions between interest sensitive assets and interest sensitive liabilities for future periods. Gap analysis is supplemented by computer simulation of the asset liability portfolio structure, duration analysis and dollar estimates of net interest income sensitivity for periods of up to one year. The interest rate gap is measured at least monthly. Note 28 to the consolidated financial statements shows the gap position at October 31, 2008 for select time intervals.

The gap analysis in Note 28 is a static measurement of interest rate sensitive gaps at a specific time. These gaps can change significantly in a short period of time. The impact of changes in market interest rates on earnings will depend upon the magnitude and rate of change in interest rates as well as the size and maturity structure of the cumulative interest rate gap position and management of those positions over time.

During the year, the one-year and under cumulative gap decreased to 2.1% from 4.3% and the one-month and under gap increased to 9.5% from 3.6%. To the extent possible within the Bank's acceptable parameters for risk, the asset/liability position will continue to be managed such that changing interest rates would generally be neutral to net interest income.

Interest sensitive assets matched against interest sensitive liabilities are managed on a relatively risk neutral duration basis. Non-interest rate sensitive assets, liabilities and shareholders' equity are managed at a target duration of between two and three years.

Of the $4,088 million in fixed term deposit liabilities maturing within one year from October 31, 2008, approximately $2,702 million (29% of total deposit liabilities) mature by April 30, 2009. The term in which maturing deposits are retained will have an impact on the future asset liability structure and, hence, interest rate sensitivity. Approximately $261 million of the fixed term deposit liabilities maturing within one month are floating rate redeemable deposits redeemable without penalty at any time.

The estimated sensitivity of net interest income to a change in interest rates is presented in Table 28. The amounts represent the estimated change in net interest income over the time period shown resulting from a one percentage point change in interest rates. If rates increase, the effect would be an increase in net interest income, while the opposite would occur if rates decrease. The estimates are based on a number of assumptions and factors, which include

- a constant structure in the asset liability portfolio;
- interest rate changes affect interest sensitive assets and liabilities by the same amount and are applied at the appropriate repricing dates; and
- no early redemptions.

Year-over-year interest sensitivity increased to 4.8% from 2.5% in 2007 as noted in Table 28.

TABLE 28 – ESTIMATED SENSITIVITY OF NET INTEREST INCOME AS A RESULT OF A ONE PERCENTAGE POINT CHANGE IN INTEREST RATES
($ thousands)

Period	2008	2007
90 days	$ 3,180	$ 1,346
1 year	10,324	5,780
1 year percentage change	4.8%	2.5%

Based on the current interest rate gap position, it is estimated that a one-percentage point increase in all interest rates would decrease annual other comprehensive income by $20 million, net of tax.

It is management's intention to continue to manage the asset liability structure and interest rate sensitivity through pricing and product policies to attract appropriate assets and liabilities, as well as through the use of interest rate swaps or other appropriate hedging techniques (see discussion under Derivative Financial Instruments on page 46). Assets and liabilities having a term to maturity in excess of five years are subject to specific review and control and, with the exception of subordinated debentures and the deposit from CWB Capital Trust, were not material. The subordinated debentures, which are typically redeemed (subject to OSFI approval) after five years, and the deposit from CWB Capital Trust are discussed in Notes 14 and 17 to the consolidated financial statements.

Foreign Exchange Risk

Foreign exchange risk arises when there is a difference between assets and liabilities denominated in a foreign currency. In providing financial services to its customers, the Bank has assets and liabilities denominated in U.S. dollars. At October 31, 2008, assets denominated in U.S. dollars were 1.2% (2007 – 1.3%) of total assets and U.S. dollar liabilities were 1.3% (2007 – 1.5%) of total liabilities. Currencies other than U.S. dollars are not bought or sold other than to meet specific customer needs and, therefore, the Bank has virtually no exposure to currencies other than U.S. dollars.

Policies have been established that include limits on the maximum allowable differences between U.S. dollar assets and liabilities. The difference is measured daily and managed by use of U.S. dollar contracts or other means. Policy respecting foreign exchange exposure is reviewed and approved at least annually by the Board of Directors, and deviations from policy are reported to the Board and ALCO.

Insurance Risk

The Bank is exposed to insurance risk through its wholly owned subsidiary, CDI, which offers home and auto insurance to consumers in BC and AB. Accordingly, CDI's operations are subject to the elements of risk associated with these lines of business, which can cause fluctuations and uncertainties in earnings. These elements include cyclical patterns in the industry and unpredictable developments, including weather-related and other natural catastrophes. CDI carries reinsurance coverage as part of its strategy to manage these risks. The industry is also impacted by political, regulatory, legal and economic influences. The insurance business involves various types of insurance related risk; in

particular, underwriting risk, pricing risk, claims risk, reinsurance risk and regulatory risk. Policies and procedures have been established to manage insurance related risk, as well as other categories of risk to which CDI is exposed. CDI's Board of Directors, either directly or through a Board committee, is responsible for reviewing and approving key policies and implementing reporting requirements to monitor compliance over significant areas.

Underwriting risk is the risk of financial loss due to inappropriate selection of customers and is reduced through controls built into CDI's rating and underwriting system. These controls include eligibility audits and a review by senior staff of exceptions. Pricing risk is the risk that products may be inappropriately priced due to actual experience not matching the assumptions made at the time pricing is determined. This is mitigated by regular underwriting reviews of product rate adequacy. Regulatory intervention may also impact rate adequacy.

Claims risk includes the risk of financial loss due to adverse deviation in the amount, frequency or timing of claims. Policies and procedures are in place to ensure that trained staff handle claims. However, the process for establishing the provision for unpaid claims may reflect significant judgment and uncertainty, especially with respect to liability claims. Factors such as inflation, claims settlement patterns, legislative activity and litigation trends may impact the actual claims amount as the claims are adjusted over time.

The risk that CDI might be exposed to large claims or to an accumulation of claims resulting from a natural catastrophe, such as a weather-related or seismic event, is mitigated by reinsurance treaties that protect CDI from such risks. Reinsurance risk includes the risk that reinsurance counterparties are not financially strong and that underwriting strategies are inappropriately matched with reinsurance programs. CDI's reinsurance is only purchased from reinsurers meeting a certain minimum security rating and these ratings are monitored on a regular basis. CDI's reinsurance treaties are matched to underwriting strategies through participation of senior underwriting staff in the process. CDI is dependent on the availability and pricing of its external reinsurance arrangements and this availability and global markets may impact pricing. If CDI is unable to renew such arrangements at favourable rates and to adequate limits, then CDI may need to modify its underwriting practices or commitments.

In addition, as the insurance business is heavily regulated, CDI is exposed to regulatory risk. This is evidenced by the provincial government mandated reforms to auto insurance in Alberta. This risk is countered mainly by monitoring current developments and by actively participating in relevant bodies and associations in order to contribute CDI's perspective.

Operational Risk

Operational risk is inherent in all business activities, including banking, trust and insurance operations. It is the potential for loss as a result of external events, human error or inadequacy, or failure of processes, procedures or controls. Its impact can be financial loss, loss of reputation, loss of competitive position or regulatory penalties. CWB is exposed to operational risk from internal business activities, external threats and activities that are outsourced. While operational risk cannot be completely eliminated, proactive operational management is a key strategy to mitigate this risk. The financial measure of operational risk is actual losses incurred. No material losses occurred in 2008 or 2007.

The adoption of the new Basel II framework (see further discussion in Capital Management section beginning on page 42 of this MD&A) introduced capital requirements related to operational risk in the banking and trust operating segment. CWB continues to work closely with OSFI to ensure our approach to operational risk management and Basel II compliance is clearly understood and consistent with regulatory expectations.

Strategies to minimize and manage operational risk include

<u>Management:</u>

- a knowledgeable and experienced management team that is committed to the risk management policies and to promoting an ethical culture;
- clear communication of "Tone at the Top", which supports effective risk management reporting;
- a flat organization structure with management close to their operations, which facilitates effective internal communication;
- communication of the importance of effective risk management to all levels of staff through training and policy implementation; and
- a management team that is well versed on the Bank's operational risk tolerance and appetite.

<u>Framework and supporting policies:</u>

- a group-wide Operational Risk Framework that encompasses a common language of risk coupled with enterprise-wide programs and methodologies for identification, measurement, control, and management of operational risk;
- implementation of policies and procedural controls appropriate to address identified risks and which include segregation of duties and built-in checks and balances;
- the adoption of the COSO for Smaller Business framework for internal control assessment;
- regular meetings of ALCO, CDI's Operational Risk Committee and the risk committees of CWT and Valiant;
- regular meetings of the Operations Committee, a management committee made up of supervisory and management personnel from all banking operational areas and chaired by a member of senior management, which is responsible for the development and recommendation of policies and procedures regarding day-to-day, routine banking operations;

- established "whistleblower" process and an employee code of conduct;
- operational risk assessments conducted by business managers closest to the identified risks;
- regular internal audits for compliance and the effectiveness of procedural controls by a strong, independent internal audit team;
- centralized reporting of operating losses for risk assessment to senior management and the Board;
- maintenance of a group-wide outsourcing risk management program;
- use of technology via automated systems with built-in controls and effective change management process;
- continual review and upgrade of systems and procedures; and
- updated and tested procedures and contingency plans for disaster recovery and business continuity.

In addition, the external auditors provide management and the Audit Committee with any recommendations for improvements to internal controls or procedures identified during their annual examination of the consolidated financial statements. CWB also maintains appropriate insurance coverage through a financial institution bond policy.

General Business and Economic Conditions

CWB primarily operates in Western Canada. As a result, its earnings are impacted by the general business and economic conditions of the four western provinces. The conditions include short-term and long-term interest rates, resource commodity prices, inflation, exchange rates, consumer, business and government spending, fluctuations in debt and capital markets, as well as the strength of the economies in which CWB and its customers operate.

Level of Competition

CWB's performance is impacted by the level of competition in the markets in which it operates. Each of CWB's businesses operates in highly competitive markets. Customer retention may be influenced by many factors, including relative service levels, the prices and attributes of products and services, changes in products and services, and actions taken by competitors.

Regulatory and Legal Risk

The businesses operated by CWB and its subsidiaries are highly regulated through laws and regulations that have been put in place by various federal and provincial governments and regulators. Changes to laws and regulations, including changes in their interpretation or implementation, could adversely affect CWB. CWB's failure to comply with applicable laws, regulations, industry codes or regulatory expectations could result in sanctions, financial penalties and costs associated with litigation that could adversely impact its earnings and damage its reputation. Although it is not possible to completely eliminate regulatory and legal risk, CWB takes what it believes to be reasonable and prudent measures designed to ensure compliance with governing laws and regulations, including its legislative compliance framework.

Accuracy and Completeness of Information on Customers and Counterparties

CWB depends on the accuracy and completeness of information about customers and counterparties. In deciding whether to extend credit or enter into other transactions with customers and counterparties, CWB may rely on information furnished by them, including financial statements, appraisals and other financial information. CWB may also rely on the representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on the reports of auditors. CWB's financial condition and earnings could be negatively impacted to the extent it relies on financial statements that do not comply with GAAP, that are materially misleading, or that do not fairly present, in all material respects, the financial condition and results of operations of the customers and counterparties.

Ability to Attract and Retain Key Personnel

CWB's future performance depends to a large extent on its ability to attract and retain key employees. There is strong competition for the best people in the western Canadian markets as well as in the financial services sector. Although human resources risk is actively managed, there is no assurance that CWB will be able to continue to attract and retain key personnel.

Ability to Execute Growth Initiatives

As part of its long-term corporate strategy, CWB intends to continue growing its business through a combination of organic growth and strategic acquisitions. The ability to successfully grow its business will be dependent on a number of factors, including identification of accretive new business or acquisition opportunities, negotiation of purchase agreements on satisfactory terms and prices, approval of acquisitions by regulatory authorities, securing satisfactory regulatory capital and financing arrangements and integration of newly acquired operations into the existing business. All of these activities may be more difficult to implement or may take longer to execute than management anticipates. Further, any significant expansion of the business may increase the operating complexity and divert management's attention away from established or ongoing business activities. Any failure to manage acquisition strategies successfully could have a material adverse impact on CWB's business, financial condition and results of operations.

Information Systems and Technology

CWB and its subsidiaries' businesses are highly dependent upon information technology systems. Third parties provide key components of infrastructure, such as Internet connections and access to external networks. Disruptions in the Bank's information technology systems, whether through internal or external factors, as well as disruptions in Internet, network access or other voice or data communication services provided by these third parties could adversely affect CWB's ability to deliver products and services to customers and otherwise conduct business.

Reputation Risk

Reputation risk is the risk to earnings and capital from negative public opinion. Negative public opinion can result from actual or alleged conduct in any number of activities, but often involves questions about business ethics and integrity, competence, corporate governance practices, quality and accuracy of financial reporting disclosures, or quality of products and service. Negative public opinion could adversely affect the ability to keep and attract customers and could expose CWB to litigation or regulatory action.

Other Factors

CWB cautions that the above discussion of risk factors is not exhaustive. Other factors beyond CWB's control that may affect future results include changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits, timely development and introduction of new products, and the anticipation of and success in managing the associated risks.

UPDATED SHARE INFORMATION

As at November 30, 2008, the Bank had 63,467,908 common shares outstanding. In addition, employee stock options have been issued which are, or will be, exercisable for up to 5,184,882 common shares (5,494,638 authorized) for maximum proceeds of $108 million.

On December 3, 2008, a quarterly cash dividend of $0.11 per share was declared payable on January 2, 2009 to shareholders of record on December 18, 2008.

CONTROLS AND PROCEDURES

As of October 31, 2008, an evaluation was carried out of the effectiveness of the Bank's disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer will certify that the design and operating effectiveness of those disclosure controls and procedures were effective.

Also at October 31, 2008, an evaluation was carried out of the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and financial statement compliance with GAAP. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer will certify that the design of internal controls over financial reporting was effective.

These evaluations were conducted in accordance with the standards of COSO for Smaller Business, a recognized control model, and the requirements of Multilateral Instrument 52-109 of the Canadian Securities Administrators. A Disclosure Committee, comprised of members of senior management, assists the Chief Executive Officer and Chief Financial Officer in their responsibilities.

There were no changes in the design of the Bank's internal controls over financial reporting that occurred during the year ended October 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

This Management's Discussion and Analysis is dated December 5, 2008.

FINANCIAL STATEMENTS

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Canadian Western Bank and related financial information presented in this annual report have been prepared by management, who are responsible for the integrity and fair presentation of the information presented, which includes the consolidated financial statements, Management's Discussion and Analysis (MD&A) and other information. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles, including the requirements of the Bank Act and related rules and regulations issued by the Office of the Superintendent of Financial Institutions Canada. The MD&A has been prepared in accordance with the requirements of securities regulators, including National Instrument 51-102 of the Canadian Securities Administrators (CSA).

The consolidated financial statements, MD&A and related financial information reflect amounts which must, of necessity, be based on informed estimates and judgments of management with appropriate consideration to materiality. The financial information presented elsewhere in this annual report is fairly presented and consistent with that in the consolidated financial statements.

Management has designed the accounting system and related internal controls, and supporting procedures are maintained to provide reasonable assurance that financial records are complete and accurate, assets are safeguarded and the Bank is in compliance with all regulatory requirements. These supporting procedures include the careful selection and training of qualified staff, defined division of responsibilities and accountability for performance, and the written communication of policies and guidelines of business conduct and risk management throughout the Bank.

We, as the Bank's Chief Executive Officer and Chief Financial Officer, will certify Canadian Western Bank's annual filings with the CSA as required by Multilateral Instrument 52-109 (Certification of Disclosure in Issuers' Annual and Interim Filings).

The system of internal controls is also supported by the internal audit department, which carries out periodic inspections of all aspects of the Bank's operations. The Chief Internal Auditor has full and free access to the Audit Committee and to the external auditors.

The Audit Committee, appointed by the Board of Directors, is comprised entirely of independent directors who are not officers or employees of the Bank. The Committee is responsible for reviewing the financial statements and annual report, including management's discussion and analysis of operations and financial condition, and recommending them to the Board of Directors for approval. Other key responsibilities of the Audit Committee include meeting with management, the Chief Internal Auditor and the external auditors to discuss the effectiveness of certain internal controls over the financial reporting process and the planning and results of the external audit. The Committee also meets regularly with the Chief Internal Auditor and the external auditors without management present.

The Conduct Review Committee, appointed by the Board of Directors, is composed of directors who are not officers or employees of the Bank. Their responsibilities include reviewing related party transactions and reporting to the Board of Directors those transactions which may have a material impact on the Bank.

The Office of the Superintendent of Financial Institutions Canada, at least once a year, makes such examination and inquiry into the affairs of the Bank and its federally regulated subsidiaries as is deemed necessary or expedient to satisfy that the provisions of the relevant Acts, having reference to the safety of the depositors and policyholders, are being duly observed and that the Bank is in a sound financial condition.

KPMG LLP, the independent auditors appointed by the shareholders of the Bank, have performed an audit of the consolidated financial statements and their report follows. The external auditors have full and free access to, and meet periodically with, the Audit Committee to discuss their audit and matters arising therefrom.

Larry M. Pollock
President and Chief Executive Officer

Tracey C. Ball, FCA
Executive Vice President and Chief Financial Officer

November 24, 2008

AUDITORS' REPORT

TO THE SHAREHOLDERS OF CANADIAN WESTERN BANK

We have audited the Consolidated Balance Sheet of Canadian Western Bank as at October 31, 2008 and the Consolidated Statements of Income, Comprehensive Income, Changes in Shareholders' Equity and Cash Flow for the year then ended. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2008 and the results of its operations and its cash flow for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at October 31, 2007 and for the year then ended were audited by other auditors, who expressed an opinion without reservation on these statements in their report dated November 30, 2007.

KPMG LLP

KPMG LLP
Chartered Accountants
Edmonton, Alberta

November 24, 2008

CONSOLIDATED BALANCE SHEETS

FOR THE YEAR ENDED OCTOBER 31
($ thousands)

		2008	2007
Assets			
Cash Resources			
Cash and non-interest bearing deposits with financial institutions		$ 8,988	$ 6,446
Deposits with regulated financial institutions	(Note 3)	464,193	405,122
Cheques and other items in transit		18,992	1,122
		492,173	412,690
Securities	(Note 4)		
Issued or guaranteed by Canada		347,777	630,396
Issued or guaranteed by a province or municipality		452,045	251,418
Other securities		429,142	459,812
		1,228,964	1,341,626
Securities Purchased Under Resale Agreements	(Note 5)	77,000	206,925
Loans	(Note 6)		
Residential mortgages		2,134,327	1,780,442
Other loans		6,565,280	5,688,160
		8,699,607	7,468,602
Allowance for credit losses	(Note 7)	(75,538)	(63,022)
		8,624,069	7,405,580
Other			
Land, buildings and equipment	(Note 8)	31,893	25,736
Goodwill	(Note 9)	6,933	6,933
Intangible assets	(Note 9)	2,155	2,681
Insurance related	(Note 10)	52,943	51,744
Derivative related	(Note 11)	9,980	1,496
Other assets	(Note 12)	74,622	69,629
		178,526	158,219
Total Assets		$ 10,600,732	$ 9,525,040
Liabilities and Shareholders' Equity			
Deposits	(Note 13)		
Payable on demand		$ 383,083	$ 376,488
Payable after notice		2,010,039	1,843,799
Payable on a fixed date		6,747,597	5,931,631
Deposit from Canadian Western Bank Capital Trust	(Note 14)	105,000	105,000
		9,245,719	8,256,918
Other			
Cheques and other items in transit		29,036	22,177
Insurance related	(Note 15)	134,769	124,480
Derivative related	(Note 11)	163	1,307
Other liabilities	(Note 16)	136,897	134,665
		300,865	282,629
Subordinated Debentures			
Conventional	(Note 17)	375,000	390,000
Shareholders' Equity			
Retained earnings		448,203	372,739
Accumulated other comprehensive income (loss)		(5,203)	(5,931)
Capital stock	(Note 18)	221,914	219,004
Contributed surplus		14,234	9,681
		679,148	595,493
Total Liabilities and Shareholders' Equity		$ 10,600,732	$ 9,525,040
Contingent Liabilities and Commitments	(Note 20)		

Jack C. Donald
Chairman

Larry M. Pollock
President and Chief Executive Officer

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEAR ENDED OCTOBER 31
($ thousands, except per share amounts)

		2008	2007
Interest Income			
Loans		$ 491,991	$ 439,668
Securities		52,929	45,590
Deposits with regulated financial institutions		17,847	13,677
		562,767	498,935
Interest Expense			
Deposits		317,554	275,840
Subordinated debentures		22,267	17,846
		339,821	293,686
Net Interest Income		222,946	205,249
Provision for Credit Losses	(Note 7)	12,000	10,200
Net Interest Income after Provision for Credit Losses		210,946	195,049
Other Income			
Credit related		26,998	22,426
Insurance, net	(Note 21)	15,866	15,263
Trust services		13,299	14,943
Retail services		7,689	7,290
Gains on sale of securities		4,725	438
Foreign exchange gains		1,225	2,159
Other		438	302
		70,240	62,821
Net Interest and Other Income		281,186	257,870
Non-Interest Expenses			
Salaries and employee benefits		87,660	76,506
Premises and equipment		22,360	20,239
Other expenses		23,145	22,780
Provincial capital taxes		2,001	2,409
		135,166	121,934
Net Income before Provision for Income Taxes		146,020	135,936
Provision for Income Taxes	(Note 24)	44,001	39,654
Net Income		$ 102,019	$ 96,282
Earnings Per Common Share	(Note 25)		
Basic		$ 1.61	$ 1.54
Diluted		1.58	1.50

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED OCTOBER 31
($ thousands)

		2008	2007
Retained Earnings			
Balance at beginning of year		$ 372,739	$ 297,675
Net income		102,019	96,282
Dividends		(26,555)	(21,218)
Balance at end of year		448,203	372,739
Accumulated Other Comprehensive Income (Loss)			
Balance at beginning of year		(5,931)	(1,494)
Other comprehensive income (loss)		728	(4,437)
Balance at end of year		(5,203)	(5,931)
Total retained earnings and accumulated other comprehensive income		443,000	366,808
Capital Stock	(Note 18)		
Balance at beginning of year		219,004	215,349
Issued on exercise of employee stock options		1,646	2,464
Transferred from contributed surplus on the exercise or exchange of options		1,264	1,191
Balance at end of year		221,914	219,004
Contributed Surplus			
Balance at beginning of year		9,681	6,340
Amortization of fair value of employee stock options	(Note 19)	5,817	4,532
Transferred to contributed surplus on the exercise or exchange of options		(1,264)	(1,191)
Balance at end of year		14,234	9,681
Total Shareholders' Equity		$ 679,148	$ 595,493

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED OCTOBER 31
($ thousands)

	2008	2007
Net Income	$ 102,019	$ 96,282
Other Comprehensive Income (Loss), net of tax		
Available-for-sale securities		
Losses from change in fair value[1]	(2,631)	(5,544)
Reclassification to other income[2]	(3,271)	(295)
	(5,902)	(5,839)
Derivatives designated as cash flow hedges		
Gains (losses) from change in fair value[3]	9,341	(403)
Reclassification to net interest income[4]	(1,773)	1,805
Reclassification to other liabilities for derivatives terminated prior to maturity[5]	(938)	–
	6,630	1,402
	728	(4,437)
Comprehensive Income for the Year	$ 102,747	$ 91,845

(1) Net of income tax benefit of $1,170 (2007 – tax benefit of $2,720).
(2) Net of income tax benefit of $1,454 (2007 – tax benefit of $144).
(3) Net of income tax expense of $4,104 (2007 – tax benefit of $197).
(4) Net of income tax benefit of $775 (2007 – tax expense of $882).
(5) Net of income tax benefit of $429 (2007 – $nil).

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE YEAR ENDED OCTOBER 31
($ thousands)

		2008	2007
Cash Flows from Operating Activities			
Net income		$ 102,019	$ 96,282
Adjustments to determine net cash flows:			
Provision for credit losses		12,000	10,200
Depreciation and amortization		6,896	6,017
Future income taxes, net		276	1,387
Gain on sale of securities, net		(4,725)	(438)
Accrued interest receivable and payable, net		2,719	13,287
Current income taxes payable, net		(454)	(1,777)
Amortization of fair value of employee stock options		5,817	4,532
Other items, net		(5,164)	13,183
		119,384	142,673
Cash Flows from Financing Activities			
Deposits, net		988,801	1,965,953
Debentures issued	(Note 17)	50,000	195,000
Debentures redeemed	(Note 17)	(65,000)	(3,126)
Common shares issued	(Note 18)	1,646	2,464
Dividends		(26,555)	(21,218)
		948,892	2,139,073
Cash Flows from Investing Activities			
Interest bearing deposits with regulated financial institutions, net		(57,057)	(55,550)
Securities, purchased		(2,609,432)	(2,860,204)
Securities, sales proceeds		1,303,698	960,350
Securities, matured		1,421,159	1,437,710
Securities purchased under resale agreements, net		129,925	(197,925)
Loans, net		(1,230,489)	(1,633,943)
Land, buildings and equipment		(12,527)	(7,012)
		(1,054,723)	(2,356,574)
Change in Cash and Cash Equivalents		13,553	(74,828)
Cash and Cash Equivalents at Beginning of Year		(14,609)	60,219
Cash and Cash Equivalents at End of Year *		$ (1,056)	$ (14,609)
* Represented by:			
Cash and non-interest bearing deposits with financial institutions		$ 8,988	$ 6,446
Cheques and other items in transit (included in Cash Resources)		18,992	1,122
Cheques and other items in transit (included in Other Liabilities)		(29,036)	(22,177)
Cash and Cash Equivalents at End of Year		$ (1,056)	$ (14,609)
Supplemental Disclosure of Cash Flow Information			
Amount of interest paid in the year		$ 336,106	$ 267,963
Amount of income taxes paid in the year		44,179	40,044

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2008
($ thousands, except per share amounts)

1. BASIS OF PRESENTATION

These consolidated financial statements of Canadian Western Bank (CWB or the Bank) have been prepared in accordance with subsection 308 (4) of the Bank Act, which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions Canada (OSFI), the financial statements are to be prepared in accordance with Canadian generally accepted accounting principles (GAAP). The significant accounting policies used in the preparation of these financial statements, including the accounting requirements of OSFI, are summarized below and in the following notes. These accounting policies conform, in all material respects, to Canadian GAAP.

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the year. Key areas of estimation where management has made subjective judgments, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, fair value of financial instruments, goodwill and intangible assets, provision for unpaid claims and adjustment expenses, future income tax asset and liability, other than temporary impairment of securities and fair value of employee stock options. Therefore, actual results could differ from these estimates.

a) Basis of Consolidation

The consolidated financial statements include the assets, liabilities and results of operations of the Bank and all of its subsidiaries, after the elimination of intercompany transactions and balances. Subsidiaries are defined as corporations whose operations are controlled by the Bank and are corporations in which the Bank is the beneficial owner. See Note 34 for details of the subsidiaries and affiliate.

b) Business Combinations

Business acquisitions are accounted for using the purchase method.

c) Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates prevailing at the balance sheet date. Revenues and expenses in foreign currencies are translated at the average exchange rates prevailing during the year. Realized and unrealized gains and losses on foreign currency positions are included in other income, except for unrealized foreign exchange gains and losses on available-for-sale securities that are included in other comprehensive income.

d) Specific Accounting Policies

To facilitate a better understanding of the Bank's consolidated financial statements, the significant accounting policies are disclosed in the notes, where applicable, with related financial disclosures by major caption:

Note	Topic
2	Financial instruments
3	Cash resources
4	Securities
5	Securities purchased under resale agreements and securities purchased under reverse resale agreements
6	Loans
7	Allowance for credit losses
8	Land, buildings and equipment
9	Goodwill and intangible assets
10	Insurance related other assets
11	Derivative financial instruments
12	Other assets
13	Deposits
14	Trust capital securities
15	Insurance related other liabilities
16	Other liabilities
17	Subordinated debentures
18	Capital stock
19	Share incentive plan
20	Contingent liabilities and commitments
21	Insurance operations
22	Disclosures on rate regulation
23	Employee future benefits
24	Income taxes

Note	Topic
25	Earnings per common share
26	Trust assets under administration
27	Related party transactions
28	Interest rate sensitivity
29	Fair value of financial instruments
30	Risk management
31	Capital management
32	Segmented information
33	Subsequent event
34	Subsidiaries and affiliate

e) **Change in Accounting Policies**

Effective November 1, 2007, the Bank adopted new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA): *Financial Instruments – Disclosure and Presentation* and *Capital Disclosures*. The new standards require additional disclosures regarding financial instruments and capital management practices. As a result of adopting these standards, new or enhanced disclosure is provided in Note 2 Financial Instruments, Note 6 Loans and Note 31 Capital Management.

In addition, as permitted by the CICA, certain of the required disclosure is provided in the Management's Discussion and Analysis (MD&A). The relevant MD&A sections are identified by shading and shaded areas form an integral part of these audited consolidated financial statements.

f) **Future Accounting Changes**

International Financial Reporting Standards

The CICA will transition Canadian GAAP for publicly accountable entities to International Financial Reporting Standards (IFRS). The Bank's consolidated financial statements will be prepared in accordance with IFRS for the fiscal year commencing November 1, 2011.

The Bank has embarked on a project to identify and evaluate the impact of the implementation of IFRS on the consolidated financial statements and to develop a plan to complete the transition. The impact of the transition to IFRS on the Bank's consolidated financial statements is not yet determinable. Additional information on the Bank's transition plan and the expected impact of the transition will be provided commencing in the quarterly reports for 2009, the third fiscal year prior to transition.

2. FINANCIAL INSTRUMENTS

As a financial institution, most of the Bank's balance sheet is comprised of financial instruments and the majority of net income results from gains, losses, income and expenses related to the same.

Financial instrument assets include cash resources, securities, securities purchased under resale agreements, loans and derivative financial instruments. Financial instrument liabilities include deposits, securities purchased under reverse resale agreements, derivative financial instruments and subordinated debentures.

The use of financial instruments exposes the Bank to credit, liquidity and market risks. A discussion of how these are managed can be found in the Risk Management section of the 2008 Annual Report beginning on page 54.

Income and expenses are classified as to source, either securities or loans for income, and deposits or subordinated debentures for expense. Gains on the sale of securities, net, are shown separately in other income.

3. CASH RESOURCES

Cash resources have been designated as available-for-sale and are reported on the balance sheet at fair value with changes in fair value reported in other comprehensive income, net of income taxes.

Included in deposits with regulated financial institutions are available-for-sale financial instruments reported on the consolidated balance sheets at the fair value of $459,875 (2007 – $362,849), which is $940 higher (2007 – $1,070 lower) than amortized cost.

4. SECURITIES

Securities have been designated as available-for-sale, are accounted for at settlement date and reported on the balance sheet at fair value with changes in fair value reported in other comprehensive income, net of income taxes.

Securities are purchased with the original intention to hold the securities to maturity or until market conditions render alternative investments more attractive. If an impairment in value is other than temporary, any write-down to net realizable value is reported in the consolidated statements of income. Gains and losses realized on disposal of securities and adjustments to record any other than temporary impairment in value are included in other income. Amortization of premiums and discounts are reported in interest income from securities in the consolidated statements of income.

Securities designated as held-for-trading, which are purchased for resale over a short period of time, are carried at fair value. Gains and losses realized on disposal and adjustments to fair value are reported in other income in the consolidated statements of income in the period during which they occur. There were no securities designated as held-for-trading at any time during 2007 and 2008.

The analysis of securities at carrying value, by type and maturity, is as follows:

	Maturities				2008 Total Carrying Value	2007 Total Carrying Value
	Within 1 Year	Over 1 to 3 Years	Over 3 to 5 Years	Over 5 Years		
Securities issued or guaranteed by						
Canada	$ 246,395	$ 91,116	$ 10,266	$ –	$ 347,777	$ 630,396
A province or municipality	135,770	260,642	53,442	2,191	452,045	251,418
Other debt securities	59,745	62,471	35,464	11,027	168,707	236,255
Equity securities						
Preferred shares	43,352	49,023	137,684	26,173	256,232	221,878
Other equity	–	–	–	4,203(2)	4,203	1,679
Total(1)	$ 485,262	$ 463,252	$ 236,856	$ 43,594	$ 1,228,964	$ 1,341,626

(1) All securities have been designated as available-for-sale.
(2) Includes securities with no specific maturity.

The analysis of unrealized gains and losses on securities reflected on the balance sheet is as follows:

	2008				2007			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities issued or guaranteed by								
Canada	$ 346,360	$ 1,417	$ –	$ 347,777	$ 630,270	$ 415	$ 289	$ 630,396
A province or municipality	450,831	1,442	228	452,045	251,432	260	274	251,418
Other debt securities	170,665	686	2,644	168,707	237,958	160	1,863	236,255
Equity securities								
Preferred shares	274,061	–	17,829	256,232	227,331	34	5,487	221,878
Other equity	5,802	49	1,648	4,203	2,850	–	1,171	1,679
Total	$ 1,247,719	$ 3,594	$ 22,349	$ 1,228,964	$ 1,349,841	$ 869	$ 9,084	$ 1,341,626

The securities portfolio is primarily comprised of high quality debt instruments and preferred shares that are not held for trading purposes and are typically held until maturity. Fluctuations in value are generally attributed to changes in interest rates, market spreads and shifts in the interest rate curve. Unrealized losses at year-end are considered to be temporary in nature.

5. SECURITIES PURCHASED UNDER RESALE AGREEMENTS AND SECURITIES PURCHASED UNDER REVERSE RESALE AGREEMENTS

Securities purchased under resale agreements represent a purchase of Government of Canada securities by the Bank effected with a simultaneous agreement to sell them back at a specified price on a future date, which is generally short term. The difference between the cost of the purchase and the predetermined proceeds to be received on a resale agreement is recorded as securities interest income.

Securities purchased under reverse resale agreements represent a sale of Government of Canada securities by the Bank effected with a simultaneous agreement to buy them back at a specified price on a future date, which is generally short term. The difference between the proceeds of the sale and the predetermined cost to be paid on a resale agreement is recorded as deposit interest expense. There were no reverse resale agreements outstanding at year-end.

Securities purchased under resale agreements have been designated as available-for-sale and are reported on the consolidated balance sheets at fair value with changes in fair value reported in other comprehensive income, net of income taxes.

Interest earned or paid is recorded in interest income or expense as earned.

6. LOANS

Loans are recorded at amortized cost and are stated net of unearned income, unamortized premiums and an allowance for credit losses (Note 7).

Interest income is recorded using the effective interest method, except for loans classified as impaired. Loans are determined to be impaired when payments are contractually past due 90 days, or where the Bank has taken realization proceedings, or where the Bank is of the opinion that the loan should be regarded as impaired. An exception may be made where management determines that the loan is well secured and in the process of collection and the collection efforts are reasonably expected to result in either repayment of the loan or restoring it to a current status within 180 days from the date the payment went in arrears. All loans are classified as impaired when a payment is 180 days in arrears other than loans guaranteed or insured for both principal and interest by the Canadian government, the provinces or a Canadian government agency. These loans are classified as impaired when payment is 365 days in arrears.

Impairment is measured as the difference between the carrying value of the loan at the time it is classified as impaired and the present value of the expected cash flows (estimated realizable amount), using the interest rate inherent in the loan at the date the loan is classified as impaired. When the amounts and timing of future cash flows cannot be reliably estimated, either the fair value of the security underlying the loan, net of any expected realization costs, or the current market price for the loan may be used to measure the estimated realizable amount. At the time a loan is classified as impaired, interest income will cease to be recognized in accordance with the loan agreement, and any uncollected but accrued interest will be added to the carrying value of the loan, together with any unamortized premiums, discounts or loan fees. Subsequent payments received on an impaired loan are recorded as a reduction of the recorded investment in the loan. Impaired loans are returned to performing status when the timely collection of both principal and interest is reasonably assured and all delinquent principal and interest payments are brought current and all charges for loan impairment have been reversed.

Loan fees, net of directly related costs, are amortized to interest income over the expected term of the loan. Premiums paid on the acquisition of loan portfolios are amortized to interest income over the expected term of the loans.

Outstanding gross loans and impaired loans, net of allowances for credit losses, are as follows:

	2008				2007			
	Gross Amount	Gross Impaired Amount	Specific Allowance	Net Impaired Loans	Gross Amount	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Consumer and personal	$ 1,288,160	$ 11,462	$ 305	$ 11,157	$ 1,062,898	$ 2,878	$ 351	$ 2,527
Real estate[1][3]	3,673,158	51,909	2,948	48,961	2,887,822	1,098	896	202
Industrial	1,391,287	20,456	5,647	14,809	1,325,431	11,261	2,550	8,711
Commercial	2,347,002	7,809	6,111	1,698	2,192,451	5,867	3,617	2,250
Total	$ 8,699,607	$ 91,636	$ 15,011	76,625	$ 7,468,602	$ 21,104	$ 7,414	13,690
General allowance[2]				(60,527)				(55,608)
Net impaired loans after general allowance				$ 16,098				$ (41,918)

(1) Multi-family residential mortgages are presented as real estate loans in this table.
(2) The general allowance for credit risk is available for the total loan portfolio.
(3) Foreclosed real estate assets with a carrying value of $901 (2007 – $nil) are held for sale. Foreclosed real estate assets are generally liquidated quickly to repay the outstanding loan.

Outstanding impaired loans, net of allowance for credit losses, by provincial location of security, are as follows:

	2008			2007		
	Gross Impaired Amount	Specific Allowance	Net Impaired Loans	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Alberta	$ 48,436	$ 9,204	$ 39,232	$ 9,163	$ 3,927	$ 5,236
British Columbia	40,656	4,626	36,030	8,864	2,013	6,851
Saskatchewan	2,155	792	1,363	3,061	1,458	1,603
Manitoba	389	389	-	16	16	–
Total	$ 91,636	$ 15,011	76,625	$ 21,104	$ 7,414	13,690
General allowance[1]			(60,527)			(55,608)
Net impaired loans after general allowance			$ 16,098			$ (41,918)

(1) The general allowance for credit risk is not allocated by province.

During the year, interest recognized as income on impaired loans totaled $360 (2007 – $414).

Gross impaired loans exclude certain past due loans, which are loans where payment of interest or principal is contractually in arrears but which are not classified as impaired. Details of such past due loans that have not been included in the gross impaired amount are as follows:

As at October 31, 2008	1 - 30 days	31 - 60 days	61 - 90 days	More than 90 days	Total
Residential mortgages	$ 7,217	$ 8,550	$ 347	$ –	$ 16,114
Other loans	11,732	4,010	342	–	16,084
	$ 18,949	$ 12,560	$ 689	$ –	$ 32,198

Certain process changes were required to compile the above information and comparative figures are not available.

7. ALLOWANCE FOR CREDIT LOSSES

An allowance for credit losses is maintained which, in the Bank's opinion, is adequate to absorb credit related losses in its loan portfolio. The adequacy of the allowance for credit losses is reviewed at least quarterly. The allowance for credit losses is deducted from the outstanding loan balance.

The allowance for credit losses consists of specific provisions and the general allowance for credit risk. Specific provisions include all the accumulated provisions for losses on identified impaired loans required to reduce the carrying value of those loans to their estimated realizable amount. The general allowance for credit risk includes provisions for losses inherent in the portfolio that are not presently identifiable by management of the Bank on an account-by-account basis. The general allowance for credit risk is established by taking into consideration historical trends in the loss experience during economic cycles, the current portfolio profile, estimated losses for the current phase of the economic cycle and historical experience in the industry.

Actual write-offs, net of recoveries, are deducted from the allowance for credit losses. The provision for credit losses in the consolidated statements of income is charged with an amount sufficient to keep the balance in the allowance for credit losses adequate to absorb all credit related losses.

The following table shows the changes in the allowance for credit losses during the year:

	2008			2007		
	Specific Allowance	General Allowance for Credit Losses	Total	Specific Allowance	General Allowance for Credit Losses	Total
Balance at beginning of year	$ 7,414	$ 55,608	$ 63,022	$ 5,484	$ 48,037	$ 53,521
Provision for credit losses	7,081	4,919	12,000	2,629	7,571	10,200
Write-offs	(2,577)	–	(2,577)	(786)	–	(786)
Recoveries	3,093	–	3,093	87	–	87
Balance at end of year	$ 15,011	$ 60,527	$ 75,538	$ 7,414	$ 55,608	$ 63,022

8. LAND, BUILDINGS AND EQUIPMENT

Land is carried at cost. Buildings, equipment and furniture, and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated primarily using the straight-line method over the estimated useful life of the asset, as follows: buildings – 20 years, equipment and furniture – three to five years, and leasehold improvements – term of the lease. Gains and losses on disposal are recorded in other income in the year of disposal. Land, building and equipment, if no longer in use or considered impaired, are written down to the fair value.

Operating leases primarily comprise branch and office premises and are not capitalized. Total costs, including free rent periods and step-rent increases, are expensed on a straight-line basis over the lease term.

	Cost	Accumulated Depreciation and Amortization	2008 Net Book Value	2007 Net Book Value
Land	$ 2,783	$ –	$ 2,783	$ 2,783
Buildings	5,337	3,090	2,247	1,669
Computer equipment	25,490	19,897	5,593	5,688
Office equipment and furniture	15,776	10,450	5,326	4,521
Leasehold improvements	28,165	12,221	15,944	11,075
Total	$ 77,551	$ 45,658	$ 31,893	$ 25,736

Depreciation and amortization for the year amounted to $6,370 (2007 – $5,474).

9. GOODWILL AND INTANGIBLE ASSETS

Goodwill is the excess of the purchase price paid for the acquisition of a subsidiary over the fair value of the net assets acquired, including identifiable intangible assets. Goodwill and other intangibles with an indefinite life are not amortized, but are subject to a fair value impairment test at least annually. Other intangibles with a finite life are amortized to the statement of income over their expected lives not exceeding 10 years. These intangible assets are tested for impairment whenever circumstances indicate that the carrying amount may not be recoverable. Any impairment of goodwill or other intangible assets will be charged to the consolidated statement of income in the period of impairment.

	Cost	Accumulated Amortization	2008 Net Book Value	2007 Net Book Value
Goodwill	$ 6,933	$ –	$ 6,933	$ 6,933
Identifiable intangible assets				
Customer relationships	3,950	2,115	1,835	2,305
Trademark	300	–	300	300
Others	330	310	20	76
	4,580	2,425	2,155	2,681
Total	$ 11,513	$ 2,425	$ 9,088	$ 9,614

Amortization of customer relationships and other intangible assets for the year amounted to $526 (2007 – $543). The trademark has an indefinite life and is not subject to amortization. Goodwill includes $3,679 related to the banking and trust segment and $3,254 related to the insurance segment. There were no writedowns of goodwill or intangible assets due to impairment.

10. INSURANCE RELATED OTHER ASSETS

	2008	2007
Instalment premiums receivable	$ 24,333	$ 22,803
Reinsurers' share of unpaid claims and adjustment expenses	11,561	10,915
Deferred policy acquisition costs	8,924	8,626
Recoverable on unpaid claims	6,939	7,257
Due from reinsurers	1,186	2,143
Total	$ 52,943	$ 51,744

11. DERIVATIVE FINANCIAL INSTRUMENTS

Interest rate, foreign exchange and equity contracts such as futures, options, swaps, floors and rate locks are entered into for risk management purposes in accordance with the Bank's asset liability management policies. It is the Bank's policy not to utilize derivative financial instruments for trading or speculative purposes. Interest rate swaps and floors are primarily used to reduce the impact of fluctuating interest rates. Equity contracts are used to economically offset the return paid to depositors on certain deposit products that are linked to a stock index. Foreign exchange contracts are only used for the purposes of meeting needs of clients or day-to-day business.

The Bank designates certain derivative financial instruments as either a hedge of the fair value of recognized assets or liabilities or firm commitments (fair value hedges), or a hedge of highly probable future cash flows attributable to a recognized asset or liability or a forecasted transaction (cash flow hedges). The Bank has designated all interest rate swaps as cash flow hedges. On an ongoing basis, the Bank assesses whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of the hedged items.

Certain derivatives embedded in other financial instruments, such as the return on fixed term deposits that are linked to a stock index, are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the combined contract is not carried at fair value. Embedded derivatives identified in contracts entered into after November 1, 2002 have been separated from the host contract and are recorded at fair value.

Interest income received or interest expense paid on derivative financial instruments is accounted for on the accrual basis and recognized as interest income or expense, as appropriate, over the term of the hedge contract. Premiums on purchased contracts are amortized to interest expense over the term of the contract. Accrued interest receivable and payable and deferred gains and losses for these contracts are recorded in other assets or liabilities as appropriate. Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred under other assets or other liabilities, as appropriate, and amortized into income over the original hedged period. In the event a designated hedged item is terminated or eliminated prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in other income.

Derivative financial instruments are recorded on the balance sheet at fair value as either other assets or other liabilities with changes in fair value related to the effective portion of cash flow interest rate hedges recorded in other comprehensive income, net of income taxes. Changes in fair value related to the ineffective portion of cash flow hedges and all other derivative financial instruments are reported in other income on the consolidated statement of income.

The Bank enters into derivative financial instruments for risk management purposes. Derivative financial instruments are financial contracts whose value is derived from an underlying interest rate, foreign exchange rate, equity or commodity instrument or index.

Derivative financial instruments primarily used by the Bank include:

- interest rate swaps, which are agreements where two counterparties exchange a series of payments based on different interest rates applied to a notional amount;
- equity swap contracts, which are agreements where one counterparty agrees to pay or receive from the other cash flows based on changes in the value of an equity index as well as a designated interest rate applied to a notional amount; and
- foreign exchange forwards and futures, which are contractual obligations to exchange one currency for another at a specified price for settlement at a predetermined future date.

Interest rate swaps and other instruments are used as hedging devices to control interest rate risk. The Bank enters into these interest rate derivative instruments only for its own account and does not act as an intermediary in this market. The credit risk is limited to the amount of any adverse change in interest rates applied on the notional contract amount should the counterparty default. Equity contracts are used to offset the return paid to depositors on certain deposit products where the return is linked to a stock index. The credit risk is limited to the average return on an equity index, applied on the notional contract amount should the counterparty default. The principal amounts are not exchanged and, hence, are not at risk. The Asset Liability Committee (ALCO) of the Bank establishes and monitors approved counterparties (including an assessment of credit worthiness) and maximum notional limits. Approved counterparties are limited to rated financial institutions or their associated parent/affiliate with a minimum rating of A high or equivalent.

Foreign exchange transactions are undertaken only for the purposes of meeting the needs of clients and of day-to-day business. Foreign exchange markets are not speculated in by taking a trading position in currencies. Maximum exposure limits are established and monitored by ALCO and are defined by allowable unhedged amounts. The position is managed within the allowable target range by spot and forward transactions or other hedging techniques. Exposure to foreign exchange risk is not material to the Bank's overall financial position.

The following table summarizes the derivative financial instrument portfolio and the related credit risk. Notional amounts represent the amount to which a rate or price is applied in order to calculate the exchange of cash flows. The notional amounts are not recorded on the consolidated balance sheets. They represent the volume of outstanding transactions and do not represent the potential gain or loss associated with the market risk or credit risk of such instruments. The replacement cost represents the cost of replacing, at current market rates, all contracts with a positive fair value. The future credit exposure represents the potential for future changes in value and is based on a formula prescribed by OSFI. The credit risk equivalent is the sum of the future credit exposure and the replacement cost. The risk-weighted balance represents the credit risk equivalent weighted according to the credit worthiness of the counterparty as prescribed by OSFI. Additional discussion of OSFI's capital adequacy requirements is provided on page 42 of Management's Discussion and Analysis.

	2008					2007				
	Notional Amount	Replacement Cost	Future Credit Exposure	Credit Risk Equivalent	Risk-Weighted Balance	Notional Amount	Replacement Cost	Future Credit Exposure	Credit Risk Equivalent	Risk-Weighted Balance
Interest rate swaps	$ 593,000	$ 9,978	$ 1,825	$ 11,803	$ 2,361	$ 482,000	$ 946	$ 1,010	$ 1,956	$ 391
Equity contracts	4,400	–	304	304	61	6,000	515	480	995	199
Foreign exchange contracts	2,600	2	26	28	14	3,405	35	34	68	14
Total	$ 600,000	$ 9,980	$ 2,155	$ 12,135	$ 2,436	$ 491,405	$ 1,496	$ 1,524	$ 3,019	$ 604

The following table shows the derivative financial instruments split between those contracts that have a positive fair value (favourable contracts) and those that have a negative fair value (unfavourable contracts).

	2008				2007			
	Favourable Contracts		Unfavourable Contracts		Favourable Contracts		Unfavourable Contracts	
	Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest rate swaps	$ 593,000	$ 9,978	$ –	$ –	$ 273,000	$ 946	$ 209,000	$ (498)
Equity contracts	–	–	4,400	(139)	6,000	515	–	–
Foreign exchange contracts	1,300	2	1,300	(175)	2,594	35	811	(63)
Embedded derivatives in equity linked deposits	n/a	151	n/a	–	n/a	–	n/a	(746)
Other forecasted transactions	–	–	–	–	–	–	–	–
Total	$ 594,300	$ 10,131	$ 5,700	$ (314)	$ 281,594	$ 1,496	$ 209,811	$ (1,307)

The aggregate contractual or notional amount of the derivative financial instruments on hand, the extent to which instruments are favourable or unfavourable and, thus, the aggregate fair values of these financial assets and liabilities can fluctuate significantly from time to time. The average fair values of the derivative financial instruments on hand during the year are set out in the following table.

	2008	2007
Favourable derivative financial instruments (assets)	$ 4,094	$ 867
Unfavourable derivative financial instruments (liabilities)	$ 322	$ 1,124

The following table summarizes maturities of derivative financial instruments and weighted average interest rates paid and received on contracts.

	2008				2007			
	Maturity				Maturity			
	1 Year or Less		More than 1 Year		1 Year or Less		More than 1 Year	
	Notional Amount	Contractual Interest Rate	Notional Amount	Contractual Interest Rate	Notional Amount	Contractual Interest Rate	Notional Amount	Contractual Interest Rate
Interest Rate Contracts								
Interest rate swaps – receive fixed amounts[(1)]	$ 228,000	2.98%	$ 365,000	2.89%	$ 394,000	4.82%	$ 88,000	4.83%
Equity Contracts[(2)]	2,400		2,000		1,600		4,400	
Foreign Exchange Contracts[(3)]	2,600		–		3,405		–	
Total	$ 233,000		$ 367,000		$ 399,005		$ 92,400	

(1) The Bank pays floating interest amounts based on the one-month (30-day) Canadian Bankers' Acceptance rate. Interest rate swaps mature between December 2008 and January 2013.
(2) The Bank receives amounts based on the specified equity index and pays amounts based on the one-month (30-day) Canadian Bankers' Acceptance rate. Equity contracts mature between February 2009 and March 2011.
(3) The contractual interest rate is not meaningful for foreign exchange contracts. Foreign exchange contracts mature between January 2009 and May 2009.

During the year, a net unrealized after tax gain of $9,341 (2007 – $403 after tax loss) was recorded in other comprehensive income for changes in fair value of the effective portion of derivatives designated as cash flow hedges and $nil (2007 – $nil) was recorded in other income for changes in fair value of the ineffective portion of derivatives classified as cash flow hedges. Amounts accumulated in other comprehensive income are reclassified to net income in the same period that interest on certain floating rate loans (i.e. the hedged items) affect income. A net gain after tax of $1,773 (2007 – $1,805 net loss after tax) was reclassified to net income. During the year, $938 after tax (2007 – $nil) was reclassified to other liabilities for derivatives terminated prior to maturity and the deferred balance will be amortized into net income over the original hedged period. A net gain of $2,432 (2007 – $68 net loss) after tax recorded in accumulated other comprehensive income (loss) as at October 31 is expected to be reclassified to net income in the next 12 months and will offset variable cash flows from floating rate loans.

There were no forecasted transactions that failed to occur.

12. OTHER ASSETS

		2008	2007
Accrued interest receivable		$ 40,241	$ 39,245
Future income tax asset	(Note 24)	16,142	16,944
Financing costs[(1)]		4,636	4,667
Accounts receivable		6,004	3,550
Prepaid expenses		3,520	2,589
Taxes receivable		1,259	–
Other		2,820	2,634
Total		$ 74,622	$ 69,629

(1) Amortization for the year amounted to $1,037 (2007 – $839).

13. DEPOSITS

Deposits are accounted for on an amortized cost basis. Costs relating to the issuance of fixed term deposits are amortized over the expected life of the deposit using the effective interest method.

	Individuals	Business and Government	Financial Institutions	2008 Total
Payable on demand	$ 16,071	$ 367,012	$ –	$ 383,083
Payable after notice	732,630	1,277,409	–	2,010,039
Payable on a fixed date	4,601,439	2,136,158	10,000	6,747,597
Deposit from CWB Capital Trust[1]	–	105,000	–	105,000
Total	$ 5,350,140	$ 3,885,579	$ 10,000	$ 9,245,719

	Individuals	Business and Government	Financial Institutions	2007 Total
Payable on demand	$ 15,873	$ 360,615	$ –	$ 376,488
Payable after notice	788,199	1,055,600	–	1,843,799
Payable on a fixed date	3,909,616	2,012,015	10,000	5,931,631
Deposit from CWB Capital Trust[1]	–	105,000	–	105,000
Total	$ 4,713,688	$ 3,533,230	$ 10,000	$ 8,256,918

(1) The senior deposit note of $105 million from CWB Capital Trust is reflected as a Business and Government deposit payable on a fixed date. This senior deposit note bears interest at an annual rate of 6.199% until December 31, 2016 and, thereafter, at the CDOR 180-day Bankers' Acceptance rate plus 2.55%. This note is redeemable at the Bank's option, in whole or in part, on and after December 31, 2011, or earlier in certain specified circumstances, both subject to the approval of OSFI. Each one thousand dollars of WesTS principal is convertible at any time into 40 non-cumulative redeemable CWB First Preferred Shares Series 1 of the Bank at the option of CWB Capital Trust. CWB Capital Trust will exercise this conversion right in circumstances in which holders of CWB Capital Trust Capital Securities Series 1 (WesTS) exercise their holder exchange rights. See Note 14 for more information on WesTS and CWB Capital Trust.

14. TRUST CAPITAL SECURITIES

In 2006, the Bank arranged for the issuance of innovative capital instruments, CWB Capital Trust Capital Securities Series 1 (WesTS), through Canadian Western Bank Capital Trust (CWB Capital Trust), a special purpose entity. CWB Capital Trust, an open-end trust, issued non-voting WesTS and the proceeds were used to purchase a senior deposit note from CWB.

Canadian Institute of Chartered Accountants (CICA) Accounting Guideline (AcG-15) provides a framework for identifying Variable Interest Entities ("VIEs") and requires the consolidation of a VIE if the Bank is the primary beneficiary of the VIE. The only special purpose entity in which the Bank participates is CWB Capital Trust. Although CWB owns the unit holder's equity and voting control of CWB Capital Trust through Special Trust Securities, the Bank is not exposed to the majority of any CWB Capital Trust losses and is, therefore, not the primary beneficiary under AcG-15. Accordingly, CWB does not consolidate CWB Capital Trust and the WesTS issued by CWB Capital Trust are not reported on the consolidated balance sheets, but the senior deposit note is reported in deposits (see Note 13) and interest expense is recognized on the senior deposit note.

Holders of WesTS are eligible to receive semi-annual non-cumulative fixed cash distributions. No cash distributions will be payable by CWB Capital Trust on WesTS if CWB fails to declare regular dividends on its preferred shares or, if no preferred shares are outstanding, on its common shares. In this case, the net distributable funds of CWB Capital Trust will be distributed to the Bank as holder of the residual interest in CWB Capital Trust.

Should CWB Capital Trust fail to pay the semi-annual distributions in full, CWB has contractually agreed not to declare dividends of any kind on any of the preferred or common shares for a specified period of time.

The following information presents the outstanding WesTS:

Issuance date	August 31, 2006
Distribution dates	June 30, December 31
Annual yield	6.199%
Earliest date redeemable at the option of the issuer	December 31, 2011
Earliest date exchangeable at the option of the holder	Anytime
Trust capital securities outstanding	105,000
Principal amount	$105,000

The significant terms and conditions of the WesTS are

1) Subject to the approval of OSFI, CWB Capital Trust may, in whole (but not in part), on the redemption date specified above, and on any distribution date thereafter, redeem the WesTS without the consent of the holders.

2) Subject to the approval of OSFI, upon occurrence of a special event as defined, prior to the redemption date specified above, CWB Capital Trust may redeem all, but not part, of the WesTS without the consent of the holders.

3) The WesTS may be redeemed for cash equivalent to (i) the early redemption price if the redemption occurs prior to December 31, 2016 or (ii) the redemption price if the redemption occurs on or after December 31, 2016. Redemption price refers to an amount equal to one thousand dollars plus the unpaid distributions to the redemption date. Early redemption price refers to an amount equal to the greater of (i) the redemption price and (ii) the price calculated to provide an annual yield, equal to the yield on a Government of Canada bond issued on the redemption date with a maturity date of December 31, 2016, plus 0.50%.

4) Holders of WesTS may, at any time, exchange each one thousand dollars of principal for 40 First Preferred Shares Series 1 of the Bank. CWB's First Preferred Shares Series 1 pay semi-annual non-cumulative cash dividends with an annual yield of 4.00% and will be redeemable at the option of the Bank, with OSFI approval, on or after December 31, 2011, but not at the option of the holders. This exchange right will be effected through the conversion by CWB Capital Trust of the corresponding amount of the deposit note of the Bank. The WesTS exchanged for the Bank's First Preferred Shares Series 1 will be cancelled by CWB Capital Trust.

5) Each WesTS will be exchanged automatically without the consent of the holders for 40 non-cumulative redeemable CWB First Preferred Shares Series 2 upon occurrence of any one of the following events: (i) proceedings are commenced for the winding up of the Bank, (ii) OSFI takes control of the Bank, (iii) the Bank has a Tier 1 capital ratio of less than 5% or Total capital ratio of less than 8%, or (iv) OSFI has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction. Following the occurrence of an automatic exchange, the Bank would hold all of the Special Trust Securities and all of the WesTS, and the primary asset of CWB Capital Trust would continue to be the senior deposit note. The Bank's First Preferred Shares Series 2 pay semi-annual non-cumulative cash dividends with an annual yield of 5.25% and will be redeemable at the option of the Bank, with OSFI approval, on or after December 31, 2011, but not at the option of the holders.

6) For regulatory capital purposes, WesTS are included in Tier 1 capital to a maximum of 15% of net Tier 1 capital with the remainder included in Tier 2 capital. All of the outstanding WesTS amount are currently included in Tier 1 capital.

7) The non-cumulative cash distribution on the WesTS will be 6.199% paid semi-annually until December 31, 2016 and, thereafter, at CDOR 180-day Bankers' Acceptance rate plus 2.55%.

15. INSURANCE RELATED OTHER LIABILITIES

	2008	2007
Unpaid claims and adjustment expenses	$ 76,176	$ 68,561
Unearned premiums	56,799	54,537
Due to insurance companies and policyholders	987	558
Unearned reinsurance commissions	807	824
Total	$ 134,769	$ 124,480

16. OTHER LIABILITIES

			2008	2007
Accrued interest payable		$	101,584	$ 97,869
Accounts payable			24,895	26,265
Taxes payable			5,260	4,455
Deferred revenue			2,485	2,570
Leasehold inducements			1,373	1,588
Future income tax liability	(Note 24)		1,300	1,550
Other			–	368
Total		$	136,897	$ 134,665

17. SUBORDINATED DEBENTURES

Financing costs relating to the issuance of subordinated debentures are amortized over the expected life of the related subordinated debenture using the effective interest method.

Each of the following qualifies as a bank debenture under the Bank Act and is subordinate in right of payment to all deposit liabilities. All redemptions are subject to the approval of OSFI.

Interest Rate	Maturity Date	Earliest Date Redeemable by CWB at Par		2008	2007
5.550%[1]	November 19, 2014	November 20, 2009	$	60,000	$ 60,000
5.426%[2]	November 21, 2015	November 22, 2010		70,000	70,000
5.070%[3]	March 21, 2017	March 22, 2012		120,000	120,000
5.571%[4]	March 21, 2022	March 22, 2017		75,000	75,000
5.950%[5]	June 27, 2018	June 27, 2013		50,000	–
5.660%[6]	July 7, 2013	July 8, 2008		–	30,000
5.960%[6]	October 24, 2013	October 25, 2008		–	35,000
			$	375,000	$ 390,000

(1) These conventional debentures have a 10-year term with a fixed interest rate for the first five years. Thereafter, the interest rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 160 basis points.

(2) These conventional debentures have a 10-year term with a fixed interest rate for the first five years. Thereafter, the interest rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 180 basis points.

(3) These conventional debentures have a 10-year term with a fixed interest rate for the first five years. Thereafter, the interest rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 155 basis points. Of the $125,000 debentures issued, $5,000 were acquired by Canadian Direct Insurance Incorporated, a wholly owned subsidiary, and have been eliminated on consolidation.

(4) These conventional debentures have a 15-year term with a fixed interest rate for the first 10 years. Thereafter, the interest rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 180 basis points.

(5) These conventional debentures have a 10-year term with a fixed interest rate for the first five years. Thereafter, the interest rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 302 basis points.

(6) These conventional debentures had a 10-year term with a fixed interest rate for the first five years and were redeemed by the Bank at face value on July 8 and October 25, 2008, respectively.

18. CAPITAL STOCK

Authorized:

An unlimited number of common shares without nominal or par value;

33,964,324 class A shares without nominal or par value; and

25,000,000 first preferred shares without nominal or par value, issuable in series, of which 4,200,000 first preferred shares Series 1 and 4,200,000 first preferred shares Series 2 have been reserved (see Note 14).

Issued and fully paid:

	2008			2007		
	Number of Shares		Amount	Number of Shares		Amount
Common Shares						
Outstanding at beginning of year	62,836,189	$	219,004	61,936,260	$	215,349
Issued on exercise or exchange of options	620,953		1,646	899,929		2,464
Transferred from contributed surplus on exercise or exchange of options	–		1,264	–		1,191
Outstanding at end of year	63,457,142	$	221,914	62,836,189	$	219,004

The Bank is prohibited by the Bank Act from declaring any dividends on common shares when the Bank is or would be placed, as a result of the declaration, in contravention of the capital adequacy and liquidity regulations or any regulatory directives issued under the Act. In addition, should CWB Capital Trust fail to pay the semi-annual distributions in full on the CWB Capital Trust Securities Series 1 (see Note 14), the Bank has contractually agreed to not declare dividends on any of its common and preferred shares for a specified period of time. These limitations do not restrict the current level of dividends.

19. SHARE INCENTIVE PLAN

The fair value based method has been adopted to account for stock options granted to employees on or after November 1, 2002. The estimated fair value is recognized over the applicable vesting period as an increase to both salary expense and contributed surplus. In accordance with GAAP, no expense is recognized for options granted prior to November 1, 2002. When options are exercised, the proceeds received and the applicable amount, if any, in contributed surplus are credited to capital stock.

The Bank has authorized 5,505,404 common shares (2007 – 5,176,357) for issuance under the share incentive plan. Of the amount authorized, options exercisable into 5,204,882 shares (2007 – 4,911,277) are issued and outstanding. The options generally vest within three years and are exercisable at a fixed price equal to the average of the market price on the day of and the four days preceding the grant date. All options expire within eight years of date of grant. Outstanding options expire on dates ranging from December 2008 to September 2013.

The details of, and changes in, the issued and outstanding options follow:

	2008			2007		
Options	Number of Options		Weighted Average Exercise Price	Number of Options		Weighted Average Exercise Price
Balance at beginning of year	4,911,277	$	16.96	5,030,040	$	13.07
Granted	1,249,032		28.39	1,118,000		25.49
Exercised or exchanged	(838,177)		8.98	(1,122,863)		7.61
Forfeited	(117,250)		24.26	(113,900)		20.98
Balance at end of year	5,204,882	$	20.83	4,911,277	$	16.96
Exercisable at end of year	1,870,500	$	13.10	1,656,077	$	9.30

Further details relating to stock options outstanding and exercisable follow:

Range of Exercise Prices	Options Outstanding: Number of Options	Options Outstanding: Weighted Average Remaining Contractual Life (years)	Options Outstanding: Weighted Average Exercise Price	Options Exercisable: Number of Options	Options Exercisable: Weighted Average Exercise Price
$10.00 to $10.84	863,800	0.7	$ 10.08	863,800	$ 10.08
$11.18 to $17.58	1,052,700	1.8	15.77	1,006,700	15.69
$19.16 to $21.46	1,068,290	3.1	21.45	–	–
$22.29 to $26.38	1,640,500	3.8	25.68	–	–
$28.11 to $31.18	579,592	4.1	31.15	–	–
Total	5,204,882	2.8	$ 20.83	1,870,500	$ 13.10

The terms of the share incentive plan allow the holders of vested options a cashless settlement alternative whereby the option holder can either (a) elect to receive shares by delivering cash to the Bank in the amount of the option exercise price or (b) elect to receive the number of shares equivalent to the excess of the market value of the shares under option, determined at the exercise date, over the exercise price. Of the 838,177 (2007 – 1,122,863) options exercised or exchanged, option holders exchanged the rights to 651,727 (2007 – 796,213) options and received 434,503 (2007 – 572,777) shares in return under the cashless settlement alternative.

Salary expense of $5,817 (2007 – $4,532) was recognized relating to the estimated fair value of options granted since November 1, 2002. The fair value of options granted was estimated using a binomial option pricing model with the following variables and assumptions: (i) risk-free interest rate of 3.8% (2007 – 4.2%), (ii) expected option life of 4.0 (2007 – 4.0) years, (iii) expected volatility of 23% (2007 – 19%), and (iv) expected dividends of 1.49% (2007 – 1.31%). The weighted average fair value of options granted was estimated at $5.84 (2007 – $4.94) per share.

During the year, $1,264 (2007 – $1,191) was transferred from contributed surplus to share capital, representing the estimated fair value recognized for 804,177 (2007 – 795,863) options granted after November 1, 2002 and exercised during the year.

20. CONTINGENT LIABILITIES AND COMMITMENTS

a) Credit Instruments

In the normal course of business, the Bank enters into various commitments and has contingent liabilities which are not reflected in the consolidated balance sheets. These items are reported below and are expressed in terms of the contractual amount of the related commitment.

	2008	2007
Credit Instruments		
Guarantees and standby letters of credit	$ 232,649	$ 202,194
Commitments to extend credit	3,190,420	2,367,215
Total	$ 3,423,069	$ 2,569,409

Guarantees and standby letters of credit represent the Bank's obligation to make payments to third parties when a customer is unable to make required payments or meet other contractual obligations. These instruments carry the same credit risk, recourse and collateral security requirements as loans extended to customers and generally have a term that does not exceed one year. Losses, if any, resulting from these transactions are not expected to be material.

Commitments to extend credit to customers also arise in the normal course of business and include undrawn availability under lines of credit and commercial operating loans of $931,957 (2007 – $800,301) and recently authorized but unfunded loan commitments of $2,258,463 (2007 – $1,566,915). In the majority of instances, availability of undrawn commercial commitments is subject to the borrower meeting specified financial tests or other covenants regarding completion or satisfaction of certain conditions precedent. It is also usual practice to include the right to review and withhold funding in the event of a material adverse change in the financial condition of the borrower. From a liquidity perspective, undrawn credit authorizations will be funded over time, with draws in many cases extending over a period of months. In some instances, authorizations are never advanced or may be reduced because of changing requirements. Revolving credit authorizations are subject to repayment which, on a pooled basis, also decreases liquidity risk.

b) Lease Commitments

The Bank has obligations under long-term non-cancellable operating leases for the rental of premises. Minimum future lease commitments for each of the five succeeding years and thereafter are as follows:

2009	$	8,036
2010		7,931
2011		7,678
2012		7,355
2013		7,334
2014 and thereafter		28,873
Total	$	67,207

c) Guarantees

A guarantee is defined as a contract that contingently requires the guarantor to make payments to a third party based on i) changes in an underlying economic characteristic that is related to an asset, liability or equity security of the guaranteed party, ii) failure of another party to perform under an obligating agreement, or iii) failure of another third party to pay indebtedness when due.

Significant guarantees provided to third parties include guarantees and standby letters of credit as discussed above.

In the ordinary course of business, the Bank enters into contractual arrangements under which the Bank may agree to indemnify the other party. Under these agreements, the Bank may be required to compensate counterparties for costs incurred as a result of various contingencies, such as changes in laws and regulations and litigation claims. A maximum potential liability cannot be identified as the terms of these arrangements vary and generally no predetermined amounts or limits are identified. The likelihood of occurrence of contingent events that would trigger payment under these arrangements is either remote or difficult to predict and, in the past, payments under these arrangements have been insignificant.

The Bank issues personal and business credit cards through an agreement with a third party card issuer. The Bank has indemnified the card issuer from loss if there is a default on the issuer's collection of the business credit card balances. The Bank has provided no indemnification relating to the personal or reward credit card balances. The issuance of business credit cards and establishment of business credit card limits are approved by the Bank and subject to the same credit assessment, approval and monitoring as the extension of direct loans. At year-end, the total approved business credit card limit was $11,503 (2007 – $9,728), and the balance outstanding was $2,778 (2007 – $2,238).

No amounts are reflected in the consolidated financial statements related to these guarantees and indemnifications.

d) Legal Proceedings

In the ordinary course of business, the Bank and its subsidiaries are party to legal proceedings. Based on current knowledge, the Bank does not expect the outcome of any of these proceedings to have a material effect on the consolidated financial position or results of operations.

21. INSURANCE OPERATIONS

Premiums Earned and Deferred Policy Acquisition Costs
Insurance premiums are included in other income on a daily pro rata basis over the terms of the underlying insurance policies. Unearned premiums represent the portion of premiums written that relate to the unexpired term of the policies in force and are included in other liabilities.

Policy acquisition costs are those expenses incurred in the acquisition of insurance business. Acquisition costs comprise advertising and marketing expenses, insurance advisor salaries and benefits, premium taxes and other expenses directly attributable to the production of business. Policy acquisition costs related to unearned premiums are only deferred, and included in other assets, to the extent that they are expected to be recovered from unearned premiums and are amortized to income over the periods in which the premiums are earned. If the unearned premiums are not sufficient to pay expected claims and expenses (including policy maintenance expenses and unamortized policy acquisition costs), a premium deficiency is said to exist. Anticipated investment income is considered in determining whether a premium deficiency exists. Premium deficiencies are recognized by writing down the deferred policy acquisition cost asset.

Unpaid Claims and Adjustment Expenses
The provision for unpaid claims represents the amounts needed to provide for the estimated ultimate expected cost of settling claims related to insured events (both reported and unreported) that have occurred on or before each balance sheet date. The provision for adjustment expenses represents the estimated ultimate expected costs of investigating, resolving and processing these claims. These provisions are included in other liabilities and their computation takes into account the time value of money using discount rates based on projected investment income from the assets supporting the provisions.

All provisions are periodically reviewed and evaluated in light of emerging claims experience and changing circumstances. The resulting changes in estimates of the ultimate liability are recorded as incurred claims in the current period.

Reinsurance Ceded

Earned premiums and claims expenses are recorded net of amounts ceded to, and recoverable from, reinsurers. Estimates of amounts recoverable from reinsurers on unpaid claims and adjustment expenses are recorded in other assets and are estimated in a manner consistent with the liabilities associated with the reinsured policies.

a) **Insurance Revenues, Net**

Insurance revenues, net reported in other income on the consolidated statements of income is presented net of claims, adjustment expenses and policy acquisition costs.

		2008		2007
Net earned premiums	$	97,943	$	94,914
Commissions and processing fees		2,876		2,751
Net claims and adjustment expenses		(64,380)		(62,391)
Policy acquisition costs		(20,573)		(20,011)
Insurance revenues, net	$	15,866	$	15,263

b) **Unpaid Claims and Adjustment Expenses**

(i) Nature of Unpaid Claims

The establishment of the provision for unpaid claims and adjustment expenses and the related reinsurers' share is based on known facts and interpretation of circumstances and is, therefore, a complex and dynamic process influenced by a large variety of factors. These factors include experience with similar cases and historical trends involving claim payment patterns, loss payments, pending levels of unpaid claims, product mix or concentration, claims severity, and claims frequency patterns.

Other factors include the continually evolving and changing regulatory and legal environment, actuarial studies, professional experience and expertise of the claims department personnel and independent adjusters retained to handle individual claims, quality of the data used for projection purposes, existing claims management practices, including claims handling and settlement practices, effect of inflationary trends on future claims settlement costs, investment rates of return, court decisions, economic conditions and public attitudes. In addition, time can be a critical part of the provision determination since, the longer the span between the incidence of a loss and the payment or settlement of the claim, the more variable the ultimate settlement amount can be. Accordingly, short-tailed claims, such as property claims, tend to be more reasonably predictable than long-tailed claims, such as liability claims.

Consequently, the establishment of the provision for unpaid claims and adjustment expenses relies on the judgment and opinions of a large number of individuals, on historical precedent and trends, on prevailing legal, economic, social and regulatory trends and on expectations as to future developments. The process of determining the provisions necessarily involves risks that the actual results will deviate, perhaps substantially, from the best estimates made.

(ii) Provision for Unpaid Claims and Adjustment Expenses

An annual evaluation of the adequacy of unpaid claims is completed at the end of each financial year. This evaluation includes a re-estimation of the liability for unpaid claims relating to each preceding financial year compared to the liability that was originally established. The results of this comparison and the changes in the provision for unpaid claims and adjustment expenses follow:

		2008		2007
Unpaid claims and adjustment expenses, net, beginning of year	$	50,389	$	40,561
Claims incurred				
In the current year		67,457		62,406
In prior periods		(3,077)		(15)
Claims paid during the year		(57,093)		(52,563)
Unpaid claims and adjustment expenses, net, end of year		57,676		50,389
Reinsurers' share of unpaid claims and adjustment expenses		11,561		10,915
Recoverable on unpaid claims		6,939		7,257
Unpaid claims and adjustment expenses, net, end of year	$	76,176	$	68,561

The provision for unpaid claims and adjustment expenses and related reinsurance recoveries are discounted using rates based on the projected investment income from the assets supporting the provisions, and reflecting the estimated timing of payments and recoveries. The investment rate of return used for all cash flow periods and all lines of business was 4.1% (2007 – 4.3%). However, that rate was reduced by a 1% (2007 – 1%) provision for adverse deviation in discounting the provision for unpaid claims and adjustment expenses and related reinsurance recoveries. The impact of this provision for adverse deviation results in an increase of $850 (2007 – $821) in unpaid claims and adjustment expenses and related reinsurance recoveries.

Policy balances, included in insurance related other assets and other liabilities, analyzed by major lines of business are as follows:

	2008		2007	
	Automobile	Home	Automobile	Home
Unpaid claims and adjustment expenses	$ 64,181	$ 11,995	$ 59,379	$ 9,182
Reinsurers' share of unpaid claims and adjustment expenses	11,561	–	10,904	11
Unearned premiums	40,886	15,913	40,741	13,796

c) Underwriting Policy and Reinsurance Ceded

Reinsurance contracts with coverage up to maximum policy limits are entered into to protect against losses in excess of certain amounts that may arise from automobile, personal property and liability claims.

Reinsurance with a limit of $180,000 (2007 – $180,000) is obtained to protect against certain catastrophic losses. Retention on catastrophic events and property and liability risks is generally $1,000 (2007 – $1,000). Retentions are further reduced by quota share reinsurance and, for the British Columbia automobile insurance product, by the underlying mandatory coverage provided by the provincially governed Crown corporation. Due to the geographic concentration of the business, management believes earthquakes and windstorms are its most significant exposure to catastrophic losses. Utilizing sophisticated computer modelling techniques developed by independent consultants to quantify the estimated exposure to such losses, management believes there is sufficient catastrophe reinsurance protection.

There was no quota share agreement in effect for the past two years. The previous quota share agreement, ceding 10% of gross retention, expired October 31, 2006.

At October 31, 2008, $11,561 (2007 – $10,915) of unpaid claims and adjustment expenses were recorded as recoverable from reinsurers. Failure of a reinsurer to honour its obligation could result in losses. The financial condition of reinsurers is regularly evaluated to minimize the exposure to significant losses from reinsurer insolvency.

The amounts shown in other income are net of the following amounts relating to reinsurance ceded to other insurance companies:

	2008	2007
Premiums earned reduced by	$ 6,849	$ 7,057
Claims incurred reduced by	2,987	1,466

22. DISCLOSURES ON RATE REGULATION

Canadian Direct Insurance Incorporated (Canadian Direct), a wholly owned subsidiary, is licensed under insurance legislation in the provinces in which it conducts business. Automobile insurance is a compulsory product and is subject to different regulations across the provinces in Canada, including those with respect to rate setting. Rate setting mechanisms vary across the provinces, but they generally fall under three categories: "use and file", "file and use" and "file and approve". Under "use and file", rates are filed following use. Under "file and use", insurers file their rates with the relevant authorities and wait for a prescribed period of time and then implement the proposed rates. Under "file and approve", insurers must wait for specific approval of filed rates before they may be used.

The authorities that regulate automobile insurance rates, in the provinces in which Canadian Direct is writing that business, are listed below. Automobile direct written premiums in these provinces totaled $71,300 in 2008 (2007 – $71,700) and represented 100% (2007 – 100%) of direct automobile premiums written.

Province	Rate Filing	Regulatory Authority
Alberta	File and approve or File and use	Alberta Automobile Insurance Rate Board
British Columbia	File and use	British Columbia Utilities Commission

Relevant regulatory authorities may, in some circumstances, require retroactive rate adjustments, which could result in a regulatory asset or liability. At October 31, 2008, there was no regulatory asset or liability.

23. EMPLOYEE FUTURE BENEFITS

All employee future benefits are accounted for on an accrual basis. The Bank's contributions to the group retirement savings plan and employee share purchase plan totaled $6,183 (2007 – $4,876).

24. INCOME TAXES

The Bank follows the asset and liability method of accounting for income taxes whereby current income taxes are recognized for the estimated income taxes payable for the current year. Future tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in future income taxes related to a change in tax rates are recognized in income in the period of the tax rate change. All future income tax assets are expected to be realized in the normal course of operations.

The provision for income taxes consists of the following:

	2008	2007
Consolidated statements of income		
Current	$ 43,725	$ 38,267
Future	276	1,387
	44,001	39,654
Shareholders' equity		
Future income tax expense related to:		
Unrealized losses on available-for-sale securities	(2,624)	(2,864)
Gains on derivatives designated as cash flow hedges	2,900	685
	276	(2,179)
Total	$ 44,277	$ 37,475

A reconciliation of the statutory tax rates and income tax that would be payable at these rates to the effective income tax rates and provision for income taxes that is reported in the consolidated statements of income follows:

	2008		2007	
Combined Canadian federal and provincial income taxes and statutory tax rate	$ 44,536	30.5%	$ 44,832	33.0%
Increase (decrease) arising from:				
Tax-exempt income	(3,579)	(2.5)	(4,124)	(3.0)
Stock-based compensation	1,774	1.2	1,486	1.1
Future federal and provincial tax rate reductions[1]	999	0.7	–	–
Income tax recovery	–	–	(3,495)	(2.6)
Other	271	0.2	955	0.7
Provision for income taxes and effective tax rate	$ 44,001	30.1%	$ 39,654	29.2%

(1) Future federal and provincial tax rate reductions represent the revaluation of future income tax assets to reflect corporate income tax rate reductions enacted for accounting purposes.

Future income tax balances are comprised of the following:

	2008	2007
Net future income tax assets		
Allowance for credit losses	$ 16,103	$ 16,235
Other temporary differences	39	709
	$ 16,142	$ 16,944
Net future income tax liabilities		
Intangible assets	$ 742	$ 923
Allowance for credit losses	(845)	(729)
Other temporary differences	1,403	1,356
	$ 1,300	$ 1,550

The Bank has approximately $11,140 (2007 – $11,140) of capital losses that are available to apply against future capital gains and have no expiry date. The tax benefit of these losses has not been recognized in the consolidated financial statements.

25. EARNINGS PER COMMON SHARE

Basic earnings per common share is calculated based on the average number of common shares outstanding during the year. Diluted earnings per share is calculated based on the treasury stock method, which assumes that any proceeds from the exercise of in-the-money stock options would be used to purchase the Bank's common shares at the average market price during the year.

The calculation of earnings per common share follows:

	2008	2007
Numerator		
Net income - basic and diluted	$ 102,019	$ 96,282
Denominator		
Weighted average of common shares outstanding - basic	63,214,117	62,354,101
Dilutive instruments:		
Employee stock options[1]	1,227,017	1,897,449
Weighted average number of common shares outstanding - diluted	64,441,134	64,251,550
Earnings per Common Share		
Basic	$ 1.61	$ 1.54
Diluted	1.58	1.50

(1) At October 31, the denominator excludes 3,334,382 (2007 – 365,000) employee stock options with an average adjusted exercise price of $27.45 (2007 – $31.38) where the exercise price, adjusted for unrecognized stock-based compensation, is greater than the average market price.

26. TRUST ASSETS UNDER ADMINISTRATION

Trust assets under administration of $4,347,723 (2007 – $4,283,900) represent the fair value of assets held for personal and corporate clients, administered by subsidiaries, and are kept separate from the subsidiaries' own assets. Trust assets under administration are not reflected in the consolidated balance sheets and relate to the banking and trust segment.

27. RELATED PARTY TRANSACTIONS

The Bank makes loans, primarily residential mortgages, to its officers and employees at various preferred rates and terms. The total amount outstanding for these types of loans is $64,836 (2007 – $56,045). The Bank offers deposits, primarily fixed term deposits to its officers, employees and their immediate family at preferred rates. The total amount outstanding for these types of deposits is $127,219 (2007 – $102,776).

28. INTEREST RATE SENSITIVITY

The Bank is exposed to interest rate risk as a result of a difference, or gap, between the maturity or repricing behaviour of interest sensitive assets and liabilities. The interest rate gap is managed by forecasting core balance trends. The repricing profile of these assets and liabilities has been incorporated in the table following showing the gap position at October 31 for select time intervals. Figures in brackets represent an excess of liabilities over assets or a negative gap position.

ASSET LIABILITY GAP POSITIONS

($ millions)

October 31, 2008	Floating Rate and Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	More than 5 Years	Non-Interest Sensitive	Total
Assets								
Cash resources and securities	$ 176	$ 220	$ 339	$ 735	$ 921	$ 46	$ 18	$ 1,720
Loans	4,964	484	774	6,222	2,461	95	(77)	8,701
Other assets	–	–	–	–	–	–	179	179
Derivative financial instruments(1)	–	80	150	230	367	–	–	597
Total	5,140	784	1,263	7,187	3,749	141	120	11,197
Liabilities and Equity								
Deposits	3,472	883	1,967	6,322	2,832	105	(14)	9,245
Other liabilities	3	6	25	34	33	9	225	301
Debentures	–	–	–	–	300	75	–	375
Shareholders' equity	–	–	–	–	–	–	679	679
Derivative financial instruments(1)	597	–	–	597	–	–	–	597
Total	4,072	889	1,992	6,953	3,165	189	890	11,197
Interest Rate Sensitive Gap	$ 1,068	$ (105)	$ (729)	$ 234	$ 584	$ (48)	$ (770)	$ –
Cumulative Gap	$ 1,068	$ 963	$ 234	$ 234	$ 818	$ 770	$ –	$ –
Cumulative Gap as a Percentage of Total Assets	9.5%	8.6%	2.1%	2.1%	7.3%	6.9%	–	–
October 31, 2007								
Total assets	$ 4,377	$ 552	$ 1,868	$ 6,797	$ 2,921	$ 195	$ 100	$ 10,013
Total liabilities and equity	4,013	692	1,666	6,371	2,638	194	810	10,013
Interest Rate Sensitive Gap	$ 364	$ (140)	$ 202	$ 426	$ 283	$ 1	$ (710)	$ –
Cumulative Gap	$ 364	$ 224	$ 426	$ 426	$ 709	$ 710	$ –	$ –
Cumulative Gap as a Percentage of Total Assets	3.6%	2.2%	4.3%	4.3%	7.1%	7.1%	–	–

(1) Derivative financial instruments are included in this table at the notional amount.

(2) Accrued interest is excluded in calculating interest sensitive assets and liabilities.

(3) Potential prepayments of fixed rate loans and early redemption of redeemable fixed term deposits have not been estimated. Redemptions of fixed term deposits where depositors have this option are not expected to be material. The majority of fixed rate loans, mortgages and leases are either closed or carry prepayment penalties.

The effective, weighted average interest rates for each class of financial asset and liability are shown below.

WEIGHTED AVERAGE EFFECTIVE INTEREST RATES
(%)

October 31, 2008	Floating Rate and Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	More than 5 Years	Total
Assets							
Cash resources and securities	2.7%	3.0%	3.2%	3.0%	4.4%	5.8%	3.8%
Loans	4.8	4.7	6.2	5.0	6.1	5.9	5.3
Derivative financial instruments	-	4.1	3.7	3.8	3.5	-	3.6
Total	4.7	4.2	5.1	4.8	5.4	5.8	5.0
Liabilities							
Deposits	2.1	3.6	4.0	2.9	4.2	6.4	3.3
Debentures	-	-	-	-	5.4	5.6	5.4
Derivative financial instruments	2.9	-	-	2.9	-	-	2.9
Total	2.2	3.6	4.0	2.9	4.2	5.7	3.4
Interest Rate Sensitive Gap	2.5%	0.6%	1.1%	1.9%	1.2%	0.1%	1.6%
October 31, 2007							
Total assets	6.6%	5.2%	5.2%	6.1%	5.9%	5.7%	6.0%
Total liabilities	3.9	4.4	4.3	4.1	4.2	5.6	4.1
Interest Rate Sensitive Gap	2.7%	0.8%	0.9%	2.0%	1.7%	0.1%	1.9%

Based on the current interest rate gap position, it is estimated that a one-percentage point increase in all interest rates would increase net interest income by approximately 4.8% (2007 – 2.5%) and decrease other comprehensive income by $19,982, net of tax. A one-percentage point decrease in all interest rates would decrease net interest income and increase other comprehensive income by a similar amount. Information on the estimated change in other comprehensive income at October 2007 is not readily available.

29. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument on initial recognition is the value of the consideration given or received. Subsequent to initial recognition, financial instruments measured at fair value that are quoted in active markets are based on bid prices for financial assets and offer prices for financial liabilities. For certain securities and derivative financial instruments where an active market does not exist, fair values are determined using valuation techniques that refer to observable market data, including discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. The fair value of financial assets recorded on the consolidated balance sheets at fair value (cash, securities, securities purchased under resale agreements and derivatives) was determined using published market prices quoted in active markets for 92% (2007 – 87%) of the portfolio and estimated using a valuation technique based on observable market data for 8% (2007 – 13%) of the portfolio. The fair value of liabilities recorded on the consolidated balance sheets at fair value (derivatives) was determined using a valuation technique based on observable market data.

Fair value represents the estimated consideration that would be agreed upon in a current transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of a financial instrument on initial recognition is normally the transaction price (i.e. the value of the consideration given or received). Subsequent to initial recognition, financial instruments measured at fair value on the consolidated balance sheets that are quoted in active markets are based on bid prices for financial assets and offer prices for financial liabilities. For certain securities and derivative financial instruments where an active market does not exist, fair values are determined using valuation techniques that refer to observable market data, including discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

Several of the Bank's significant financial instruments, such as loans and deposits, lack an available trading market as they are not typically exchanged. Therefore, these instruments have been valued assuming they will not be sold, using present value or other suitable techniques and are not necessarily representative of the amounts realizable in an immediate settlement of the instrument.

Changes in interest rates are the main cause of changes in the fair value of the Bank's financial instruments. The carrying value of loans, deposits and subordinated debentures are not adjusted to reflect increases or decreases in fair value due to interest rate changes as the Bank's intention is to realize their value over time by holding them to maturity.

The table below sets out the fair values of financial instruments (including certain derivatives) using the valuation methods and assumptions referred to below the table. The table does not include assets and liabilities that are not considered financial instruments.

		2008			2007		
		Book Value	Fair Value	Fair Value Over (Under) Book Value	Book Value	Fair Value	Fair Value Over (Under) Book Value
Assets							
Cash resources	(Note 3)	$ 492,173	$ 492,173	$ –	$ 412,690	$ 412,690	$ –
Securities	(Note 4)	1,228,964	1,228,964	–	1,341,626	1,341,626	–
Securities purchased under resale agreements		77,000	77,000	–	206,925	206,925	–
Loans[1]		8,700,672	8,635,811	(64,861)	7,406,733	7,325,340	(81,393)
Other assets[2]		82,782	82,782	–	77,573	77,573	–
Derivative related		9,980	9,980	–	1,496	1,496	–
Liabilities							
Deposits[1]		9,258,776	9,247,017	(11,759)	8,256,918	8,219,463	(37,455)
Other liabilities[3]		232,678	232,678	–	215,798	215,798	–
Subordinated debentures		375,000	387,774	12,774	390,000	386,690	(3,310)
Derivative related		163	163	–	1,307	1,307	–

(1) Loans and deposits exclude deferred premiums and deferred revenue, which are not financial instruments.
(2) Other assets exclude land, buildings and equipment, goodwill and other intangible assets, reinsurers' share of unpaid claims and adjustment expenses, future income tax asset, prepaid and deferred expenses, financing costs and other items that are not financial instruments.
(3) Other liabilities exclude future income tax liability, deferred revenue, unearned insurance premiums and other items that are not financial instruments.
(4) For further information on interest rates associated with financial assets and liabilities, including derivative instruments, refer to Note 28.

The methods and assumptions used to estimate the fair values of financial instruments are as follows:

- cash resources and securities are reported on the consolidated balance sheets at the fair value disclosed in Notes 3 and 4. These values are based on quoted market prices, if available. Where a quoted market price is not readily available, other valuation techniques are based on observable market rates used to estimate fair value;
- loans reflect changes in the general level of interest rates that have occurred since the loans were originated and are net of the allowance for credit losses. For floating rate loans, fair value is assumed to be equal to book value as the interest rates on these loans automatically reprice to market. For all other loans, fair value is estimated by discounting the expected future cash flows of these loans at current market rates for loans with similar terms and risks;
- other assets and other liabilities, with the exception of derivative financial instruments, are assumed to approximate their carrying value, due to their short-term nature;
- for derivative financial instruments where an active market does not exist, fair values are determined using valuation techniques that refer to observable market data, including discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants;
- deposits with no stated maturity are assumed to be equal to their carrying values. The estimated fair values of fixed rate deposits are determined by discounting the contractual cash flows at current market rates for deposits of similar terms; and
- the fair values of subordinated debentures are determined by reference to current market prices for debt with similar terms and risks.

Fair values are based on management's best estimates based on market conditions and pricing policies at a certain point in time. The estimates are subjective and involve particular assumptions and matters of judgment and, as such, may not be reflective of future fair values.

30. RISK MANAGEMENT

As part of the Bank's risk management practices, the risks that are significant to the business are identified, monitored and controlled. The most significant risks include credit risk, liquidity risk, market risk, insurance risk, operational risk and litigation risk. The nature of these risks and how they are managed is provided in the commentary on pages 54 to 57 of the MD&A.

As permitted by the CICA, certain of the risk management disclosure related to risks inherent with financial instruments is in the Management Discussion & Analysis (MD&A). The relevant MD&A sections are identified by shading and the shaded areas form an integral part of these audited consolidated financial statements.

Information on specific measures of risk, including the allowance for credit losses, derivative financial instruments, interest rate sensitivity, fair value of financial instruments and liability for unpaid claims are included elsewhere in these notes to the consolidated financial statements.

31. CAPITAL MANAGEMENT

OSFI requires banks to measure capital adequacy in accordance with instructions for determining risk-adjusted capital and risk-weighted assets, including off-balance sheet commitments. Based on the deemed credit risk of each type of asset, a weighting of 0% to 150% is assigned. As an example, a loan that is fully insured by the Canada Mortgage and Housing Corporation (CMHC) is applied a risk weighting of 0% as the Bank's risk of loss is nil, while uninsured commercial loans are assigned a risk weighting of 100% to reflect the higher level of risk associated with this type of asset. The ratio of regulatory capital to risk-weighted assets is calculated and compared to OSFI's standards for Canadian financial institutions. Off-balance sheet assets, such as the notional amount of derivatives and some credit commitments, are included in the calculation of risk-weighted assets and both the credit risk equivalent and the risk-weight calculations are prescribed by OSFI. As Canadian Direct is subject to separate OSFI capital requirements specific to insurance companies, the Bank's investment in CDI is deducted from total capital and CDI's assets are excluded from the calculation of risk-weighted assets.

Current regulatory guidelines require banks to maintain a minimum ratio of capital to risk-weighted assets and off-balance sheet items of 8%, of which 4% must be core capital (Tier 1) and the remainder supplementary capital (Tier 2). However, OSFI has established that Canadian banks need to maintain a minimum total capital adequacy ratio of 10% with a Tier 1 ratio of not less than 7%. CWB's Tier 1 capital is comprised of common shareholders' equity and innovative capital (to a regulatory maximum of 15% of net Tier 1 capital), while Tier 2 capital includes subordinated debentures (to the regulatory maximum amount of 50% of net Tier 1 capital), the inclusion of the general allowance for credit losses (to the regulatory maximum) and any innovative capital not included in Tier 1.

Capital funds are managed in accordance with policies and plans that are regularly reviewed and approved by the Board of Directors and take into account forecasted capital needs and markets. The goal is to maintain adequate regulatory capital to be considered well capitalized, protect customer deposits and provide capacity for internally generated growth and strategic opportunities that do not otherwise require accessing the public capital markets, all while providing a satisfactory return for shareholders.

The Bank has a share incentive plan that is provided to officers and employees who are in a position to materially impact the longer term financial success of the Bank as measured by share price appreciation and dividend yield. Note 19 to the consolidated financial statements details the number of shares under options outstanding, the weighted average exercise price and the amounts exercisable at year-end.

Basel II Capital Adequacy Accord

Effective November 1, 2007, the Office of the Superintendent of Financial Institutions (OSFI) required Canadian financial institutions to manage and report regulatory capital in accordance with a new capital management framework, commonly called Basel II. Basel II introduced several significant changes to the risk-weighting of assets and the calculation of regulatory capital. The Bank has implemented the standardized approach to calculating risk-weighted assets for both credit and operational risk. Changes for CWB under Basel II include a reclassification into lower risk-weight categories for residential mortgages and loans to small- to medium-sized enterprises, as well as a new capital requirement related to operational risk.

Basel II had a modest positive impact on the overall required level of regulatory capital for CWB. New procedures and system enhancements were developed to conform to the new framework, including the formalization of internal capital adequacy assessment processes.

During the year, the Bank complied with all internal and external capital requirements.

CAPITAL STRUCTURE AND REGULATORY RATIOS AT YEAR-END
($ thousands)

	2008[1]	2007
Tier 1 Capital		
Retained earnings	$ 448,203	$ 372,739
Accumulated other comprehensive income, net of tax[2]	(6,973)	(1,741)
Capital stock	221,914	219,004
Contributed surplus	14,234	9,681
Innovative capital instrument[3]	105,000	105,000
Less goodwill of subsidiaries[7]	(6,933)	(3,679)
Total	775,445	701,004
Tier 2 Capital		
General allowance for credit losses (Tier A)[4]	60,527	55,627
Subordinated debentures (Tier B)[5]	380,000	350,502
Total	440,527	406,129
Less investment in insurance subsidiary	(47,700)	(47,864)
Total Regulatory Capital	**$ 1,168,272**	**$ 1,059,269**
Regulatory Capital to Risk-Weighted Assets		
Tier 1 capital	8.9%	9.1%
Tier 2 capital	5.1%	5.3%
Less investment in insurance subsidiary	(0.5)%	(0.7)%
Total Regulatory Capital Adequacy Ratio	13.5%	13.7%
Assets to Regulatory Capital Multiple[6]	9.2	9.1

(1) Regulatory capital and capital ratios are calculated in accordance with the requirements of the Office of the Superintendent of Financial Institutions. Beginning in 2008, capital is managed and reported in accordance with the requirements of the Basel II Capital Adequacy Accord (Basel II). Prior year ratios have been calculated using the previous framework.

(2) Accumulated other comprehensive income related to unrealized losses on certain available-for-sale equity securities, net of tax, reduces Tier 1 capital.

(3) Innovative capital may be included in Tier 1 capital to a maximum of 15% of net Tier 1 capital. Any excess innovative capital outstanding is included in Tier 2B capital.

(4) Banks are allowed to include their general allowance for credit losses up to a prescribed percentage of risk-weighted assets in Tier 2A capital. At October 31, 2008, the Bank's general allowance represented 0.70% (2007 – 0.72%) of risk-weighted assets.

(5) Tier 2B capital may be included in Tier 2 capital to a maximum of 50% of net Tier 1 capital. Any excess Tier 2B capital is included in capital as net Tier 1 capital increases. At October 31, 2008, $nil (2007 – $44,498) of subordinated debentures exceed the Tier 2B threshold and are available for inclusion in the future.

(6) Total assets plus off-balance sheet credit instruments, such as letters of credit and guarantees, less goodwill divided by regulatory capital.

(7) Beginning in 2008 with Basel II, goodwill related to the Bank's trust and insurance subsidiaries is deducted from Tier 1 capital. Prior to 2008, goodwill related to the insurance subsidiary was deducted from total capital.

32. SEGMENTED INFORMATION

The Bank operates principally in two industry segments – banking and trust, and insurance. These two segments differ in products and services but are both within the same geographic region.

The banking and trust segment provides services to personal clients and small- to medium-sized commercial business clients primarily in Western Canada. The insurance segment provides home and automobile insurance to individuals in Alberta and British Columbia.

	Banking and Trust		Insurance		Total	
	2008	2007	2008	2007	2008	2007
Net interest income (teb)[1]	$ 222,837	$ 205,867	$ 5,780	$ 4,792	$ 228,617	$ 210,659
Less teb adjustment	5,191	5,023	480	387	5,671	5,410
Net interest income per financial statements	217,646	200,844	5,300	4,405	222,946	205,249
Other income[2]	54,338	47,506	15,902	15,315	70,240	62,821
Total revenues	271,984	248,350	21,202	19,720	293,186	268,070
Provision for credit losses	12,000	10,200	–	–	12,000	10,200
Non-interest expenses[3]	125,748	113,456	9,418	8,478	135,166	121,934
Provision for income taxes	40,589	36,185	3,412	3,469	44,001	39,654
Net Income[5]	$ 93,647	$ 88,509	$ 8,372	$ 7,773	$ 102,019	$ 96,282
Total Average Assets ($ millions)[4]	$ 9,747	$ 8,014	$ 184	$ 164	$ 9,931	$ 8,178

(1) Taxable Equivalent Basis (teb) - Most banks analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statements of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other banks.

(2) Other income for the insurance segment is presented net of claims, adjustment costs and policy acquisition costs (see Note 21) and also includes the gain on the sale of securities.

(3) Amortization of intangible assets of $276 (2007 – $293) is included in the banking and trust segment and $250 (2007 – $250) in the insurance segment. Amortization of land, buildings and equipment total $5,040 (2007 – $4,365) for the banking and trust segment and $1,330 (2007 – $1,109) for the insurance segment while additions amounted to $10,552 (2007 – $6,010) for the banking and trust segment and $1,975 (2007 – $1,002) for the insurance segment. Goodwill of $3,679 (2007 – $3,679) is allocated to the banking and trust segment and $3,254 (2007 – $3,254) to the insurance segment.

(4) Assets are disclosed on an average daily balance basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

(5) Transactions between the segments are reported at the exchange amount, which approximates fair market value.

33. SUBSEQUENT EVENT

On December 1, 2008, the Bank acquired 72.5% ownership of Adroit Investment Management Ltd. with an effective date of November 1, 2008. Adroit Investment Management Ltd. is an Edmonton, Alberta based firm specializing in wealth management for individuals, corporations and institutional clients.

34. SUBSIDIARIES AND AFFILIATE

CANADIAN WESTERN BANK SUBSIDIARIES[1]
(annexed in accordance with subsection 308(3) of the Bank Act)
October 31, 2008

	Address of Head Office	Carrying Value of Voting Shares Owned by the Bank[2]
Canadian Direct Insurance Incorporated	Suite 600, 750 Cambie Street Vancouver, British Columbia	$ 50,820
Canadian Western Trust Company	Suite 2300, 10303 Jasper Avenue Edmonton, Alberta	45,879
Valiant Trust Company	Suite 310, 606 4th St. S.W. Calgary, Alberta	13,982
Canadian Western Financial Ltd.	Suite 2300, 10303 Jasper Avenue Edmonton, Alberta	1,334
Canadian Western Bank Capital Trust[3]	Suite 2300, 10303 Jasper Avenue Edmonton, Alberta	1,000

(1) The Bank owns 100% of the voting shares of each entity.
(2) The carrying value of voting shares is stated at the Bank's equity in the subsidiaries.
(3) In accordance with accounting standards, this entity is not consolidated as the Bank is not the primary beneficiary.

BOARD OF DIRECTORS AND SENIOR OFFICERS



Back row: (L – R) Larry Pollock, Arnold Shell, Gerald McGavin, Alan Rowe, Robert Phillips, Robert Manning Front row: Charles Allard, Albrecht Bellstedt, Jack Donald, Wendy Leaney, Allan Jackson, Howard Pechet

BOARD OF DIRECTORS

Charles R. Allard
President
Rosedale Meadows Development Inc.
Edmonton, Alberta

Albrecht W. A. Bellstedt, Q.C.
President
A.W.A. Bellstedt
Professional Corporation
Canmore, Alberta

Jack C. Donald (Chairman)
President and
Chief Executive Officer
Parkland Properties Ltd.
Red Deer, Alberta

Allan W. Jackson
President and
Chief Executive Officer
ARCI Ltd.
Calgary, Alberta

Wendy A. Leaney
President
Wyoming Associates Ltd.
Toronto, Ontario

Robert A. Manning
President
Cathton Holdings Ltd.
Edmonton, Alberta

Gerald A.B. McGavin, O.B.C.
President
McGavin Properties Ltd.
Vancouver, British Columbia

Howard E. Pechet
President
Mayfield Consulting Inc.
Rancho Mirage, California, USA

Robert L. Phillips
President
R.L. Phillips Investments Inc.
Vancouver, British Columbia

Larry M. Pollock
President and
Chief Executive Officer
Canadian Western Bank
Edmonton, Alberta

Alan M. Rowe
Partner
Crown Capital Partners Inc.
and Crown Realty Partners
Toronto, Ontario

Arnold J. Shell
President
Arnold J. Shell Consulting Inc.
Calgary, Alberta

DIRECTORS EMERITUS

John Goldberg
Jordan L. Golding
Arthur G. Hiller
Peter M.S. Longcroft
Alma M. McConnell
Dr. Maurice W. Nicholson
Dr. Maurice M. Pechet

SENIOR OFFICERS

EXECUTIVE OFFICERS

Larry M. Pollock
President and
Chief Executive Officer

William J. Addington, FCMA
Executive Vice President

Tracey C. Ball, FCA
Executive Vice President
and Chief Financial Officer

Chris H. Fowler
Executive Vice President

Randy W. Garvey, FCMA
Executive Vice President

Brian J. Young
Executive Vice President

CORPORATE OFFICE

Lars K. Christensen
Vice President and
Chief Internal Auditor

Dennis Crough
Vice President
Credit Risk Management

Richard R. Gilpin
Senior Vice President
Credit Risk Management

Ricki L. Golick
Senior Vice President
and Treasurer

Carolyn J. Graham
Vice President and
Chief Accountant

Gail L. Harding, Q.C.
Vice President
General Counsel and
Corporate Secretary

Blair Himmelreich
Acting Vice President
Finance

Darrell Jones
Vice President and
Chief Information Officer

Uve Knaak
Senior Vice President
Human Resources

Peter K. Morrison
Vice President
Marketing and Product
Development

David R. Pogue
Vice President
Corporate Development

COMMERCIAL AND RETAIL BANKING

James O. Burke
Vice President
Equipment Financing Group

Michael N. Halliwell
Senior Vice President and
Regional General Manager

Gregory J. Sprung
Senior Vice President and
Regional General Manager

Jack C. Wright
Senior Vice President and
Regional General Manager

CANADIAN WESTERN TRUST

Adrian M. Baker
Vice President and
Chief Operating Officer
Trust Services

Scott Scobie
General Manager

CANADIAN DIRECT INSURANCE

Brian J. Young
President and
Chief Executive Officer

Susannah M. Bach
Vice President
Corporate and
Strategic Operations

Colin G. Brown
Chief Operating Officer

Michael Martino
Chief Financial Officer

Vince M. Muto
Vice President
Claims

VALIANT TRUST

Adrian M. Baker
President

Matt K. Colpitts
General Manager

OMBUDSMAN

R. Graham Gilbert

SHAREHOLDER INFORMATION

Canadian Western Bank & Trust

Head Office
2300, Canadian
Western Bank Place
10303 Jasper Avenue
Edmonton, Alberta T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbankgroup.com

SUBSIDIARY REGIONAL OFFICE
Canadian Western Trust
600, 750 Cambie Street
Vancouver, B.C. V6B 0A2
Toll-free: (800) 663-1124
Fax: (604) 669-6069
Website: www.cwt.ca

Canadian Direct Insurance

600, 750 Cambie Street
Vancouver, B.C. V6B 0A2
Telephone: (604) 699-3678
Fax: (604) 699-3851
Website: www.canadiandirect.com

Valiant Trust

310, 606 - 4th Street S.W.
Calgary, Alberta T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857
Website: www.valianttrust.com

Adroit Investment Management

2020 Scotia Place
10060 Jasper Avenue
Edmonton, Alberta T5J 3R8
Phone: (780) 429-3500
Fax: (780) 429-9680

Stock Exchange Listing

The Toronto Stock Exchange
Share Symbol: CWB

Transfer Agent and Registrar Mailing Address

Valiant Trust
310, 606 - 4th Street S.W.
Calgary, Alberta T2P 1T1
Toll-free: (866) 313-1872
Fax: (403) 233-2857

Corporate Secretary

Gail L. Harding, Q.C.
Vice President
General Counsel and Corporate Secretary
2300, Canadian
Western Bank Place
10303 Jasper Avenue
Edmonton, Alberta T5J 3X6
Telephone: (780) 969-1525
Fax: (780) 423-8899

Inquiries From Shareholders

Any notification regarding change of address or change in registration of shares should be directed to the Transfer Agent. Any inquiries other than change of address or change in registration may be directed to the Assistant Vice President, Investor and Public Relations.

Annual Meeting

The annual meeting of the common shareholders of Canadian Western Bank will be held on March 5th, 2009 at the Westin Hotel in Edmonton, AB at 3:00 p.m. MT (1:00 p.m. ET).

Investor Relations

For further financial information, contact:
Kirby Hill
Assistant Vice President
Investor and Public Relations
Canadian Western Bank
Toll-free: (800) 836-1886
Fax: (780) 423-8899
Email: InvestorRelations@cwbank.com
or visit our website at
www.cwbankgroup.com

Online Investor Information

Additional investor information, including supplemental financial information and a corporate presentation, is available on our website at www.cwbankgroup.com

Complaints or Concerns regarding Accounting, Internal Accounting Controls or Auditing Matters

Please contact either:
Tracey C. Ball, FCA
Executive Vice President
and Chief Financial Officer
Canadian Western Bank
Telephone: (780) 423-8855
Fax: (780) 423-8899
Email: tracey.ball@cwbank.com
or
Robert A. Manning
Chairman of the Audit Committee
Canadian Western Bank
c/o 210 - 5324 Calgary Trail
Edmonton, Alberta T6H 4J8
Telephone: (780) 438-2626
Fax: (780) 438-2632
Email: rmanning@shawbiz.ca

LOCATIONS

Canadian Western Bank

REGIONAL OFFICES

British Columbia
22nd Floor
666 Burrard Street
Vancouver
(604) 669-0081
Greg Sprung

Northern Alberta
2300, 10303
Jasper Avenue
Edmonton
(780) 423-8888
Jack Wright

Prairies
606 - 4 Street S.W.
Calgary
(403) 262-8700
Michael Halliwell

Equipment Financing
300, 5222 - 130
Avenue S.E.
Calgary
(403) 257-8235
Jim Burke

ALBERTA

EDMONTON

Edmonton Main
11350 Jasper Avenue
(780) 424-4846
Mike McInnis

103 Street
10303 Jasper Avenue
(780) 423-8801
Gary Mitchell

Old Strathcona
7933 - 104 Street
(780) 433-4286
Donna Austin

South Edmonton Common
2142 - 99 Street
(780) 988-8607
Wayne Dosman

West Point
17603 - 100 Avenue
(780) 484-7407
David Hardy

CALGARY

Calgary Main
606 - 4 Street S.W.
(403) 262-8700
Glen Eastwood

Calgary Chinook
6606 MacLeod Trail S.W.
(403) 252-2299
Lew Christie

Calgary Foothills
6127 Barlow Trail S.E.
(403) 269-9882
Chris Minke

Calgary Northeast
2810 - 32 Avenue N.E.
(403) 250-8838
June Lavigueur

Calgary South Trail Crossing
300, 5222 - 130
Avenue S.E.
(403) 257-8235
Jay Neubauer

GRANDE PRAIRIE
11226 - 100 Avenue
(780) 831-1888
Todd Kramer

LEDUC
5407 Discovery Way
(780) 986-9858
Terry Gould

LETHBRIDGE
744 - 4 Avenue South
(403) 328-9199
Don Grummett

MEDICINE HAT
102, 1111 Kingsway
Avenue S.E.
(403) 527-7321
Les Erickson

RED DEER
4822 - 51 Avenue
(403) 341-4000
Don Odell

ST. ALBERT
300, 700 St. Albert Road
(780) 458-4001
Jeff Suggitt

BRITISH COLUMBIA

VANCOUVER

Kitsilano
3190 West Broadway
(604) 732-4262
Demetra Papaspyros

Park Place
100, 666 Burrard Street
(604) 688-8711
Rob Berzins

Vancouver Real Estate
22nd Floor
666 Burrard Street
(604) 669-0081
Kenneth Cutting

West Broadway
110, 1333 West Broadway
(604) 730-8818
Jules Mihalyi

ABBOTSFORD
100, 2548 Clearbrook Road
(604) 855-4941
Rick Howard

COQUITLAM
310, 101
Schoolhouse Street
(604) 540-8829
Ron Baker

COURTENAY
200, 470 Puntledge Road
(250) 334-8888
Alan Dafoe

CRANBROOK
2nd Floor, Suite A
828 Baker Street
(250) 426-1140
Mike Eckersley

KAMLOOPS
112, 300 Columbia Street
(250) 828-1070
Hugh Sutherland

KELOWNA

Kelowna
1674 Bertram Street
(250) 862-8008
Grant Fletcher

Kelowna Industrial
101, 1505 Harvey Avenue
(250) 860-0088
Jim Kruiper

LANGLEY
100, 19915 - 64 Avenue
(604) 539-5088
Craig Martin

NANAIMO
101, 6475 Metral Drive
(250) 390-0088
Russ Burke

PRINCE GEORGE
300 Victoria Street
(250) 612-0123
David Duck

SURREY
1, 7548 - 120 Street
(604) 591-1898
Bob Duffield

VICTORIA
1201 Douglas Street
(250) 383-1206
Bob Granger

SASKATCHEWAN

REGINA
100, 1881 Scarth Street
The Hill Center Tower II
(306) 757-8888
Kelly Dennis

SASKATOON
244 - 2 Avenue
(306) 477-8888
Ron Kowalenko

YORKTON
45, 277 Broadway
Street East
(306) 782-1002
Barb Apps

MANITOBA

WINNIPEG
230 Portage Avenue
(204) 956-4669
Robert Bean

Canadian Western Trust

VANCOUVER
600, 750 Cambie Street
(604) 685-2081

Real Estate Lending
22nd Floor
666 Burrard Street
(604) 669-0081

BURLINGTON
201A, 3190
Harvester Road
(905) 631-5342

CALGARY
200, 606 - 4 Street S.W.
(403) 717-3145

Optimum Mortgage

EDMONTON
2300, 10303
Jasper Avenue
(780) 423-9748

CALGARY
300, 5222 - 130
Avenue S.E.
(403) 726-8239

COQUITLAM
310, 101
Schoolhouse Street
(604) 523-5250

VANCOUVER
100, 666 Burrard Street
(604) 602-2773

WINNIPEG
230 Portage Avenue
(204) 926-1547

Canadian Direct Insurance

VANCOUVER
600, 750 Cambie Street
(604) 699-3678

EDMONTON
500, 10115 - 100A Street
(780) 413-5933

Valiant Trust

CALGARY
310, 606 - 4 Street S.W.
(403) 233-2801

EDMONTON
2300, 10303
Jasper Avenue
(780) 423-8888

TORONTO
2950, 130 King
Street West
P.O. Box 34
(416) 360-1481

VANCOUVER
600, 750 Cambie Street
(604) 699-4880

Canadian Western Financial

EDMONTON
2300, 10303
Jasper Avenue
(780) 423-8888

Canadian Direct Financial

EDMONTON
2300, 10303
Jasper Avenue
1-877-441-2249

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50 BEST EMPLOYERS IN CANADA 2008
REPORT ON BUSINESS

CWB
CANADIAN WESTERN BANK GROUP
BANK · TRUST · INSURANCE

CANADIAN WESTERN BANK

ANNUAL INFORMATION FORM

December 10, 2008

CANADIAN
WESTERN BANK

TABLE OF CONTENTS

(All information is as of October 31, 2008 unless otherwise indicated)

FORWARD-LOOKING STATEMENTS

From time to time, Canadian Western Bank (the "Bank") makes written and verbal forward-looking statements. Statements of this type are included in this Annual Information Form, including documents incorporated by reference, and may be included in filings with Canadian securities regulators or in other communications such as press releases and corporate presentations. Forward-looking statements include, but are not limited to, statements about the Bank's objectives and strategies, targeted and expected financial results and the outlook for the Bank's businesses or for the Canadian economy. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate", "may increase", "may impact" and other similar expressions, or future or conditional verbs such as "will", "should", "would" and "could".

By their very nature, forward-looking statements involve numerous assumptions. A variety of factors, many of which are beyond the Bank's control, may cause actual results to differ materially from the expectations expressed in the forward-looking statements. These factors include, but are not limited to, general business and economic conditions in Canada including, the volatility and lack of liquidity in financial markets, fluctuations in interest rates and currency values, changes in monetary policy, changes in economic and political conditions; regulatory and legal developments; the level of competition in the Bank's markets, the occurrence of weather-related and other natural catastrophes, changes in accounting standards and policies, the accuracy of and completeness of information the Bank receives about customers and counterparties, the ability to attract and retain key personnel, the ability to complete and integrate acquisitions, reliance on third parties to provide components of the Bank's business infrastructure, changes in tax laws, technological developments, unexpected changes in consumer spending and saving habits, timely development and introduction of new products, and management's ability to anticipate and manage the risks associated with these factors. Many of the above factors are described in more detail in the Bank's 2008 management's discussion and analysis, however, it is important to note that the preceding list is not exhaustive of possible factors.

These and other factors should be considered carefully and readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause the Bank's actual results to differ materially from the expectations expressed in such forward-looking statements. Unless required by securities law, the Bank does not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by it or on its behalf.

Assumptions about the performance of the Canadian economy in 2009 and how it will affect CWB's businesses are material factors the Bank considers when setting its objectives. In setting performance target ranges for fiscal 2009, management's expectations assume:

- prolonged economic uncertainty that includes significantly challenged global economies and troubled markets;
- moderated economic activity in Western Canada;
- a declining interest rate environment supported by stable inflation, partially attributed to lower energy and commodity prices;
- sound credit quality with actual losses remaining within the Bank's historic range of acceptable levels; and
- a compressed net interest margin consistent with elevated deposit costs, reduced prime lending rates, comparatively lower investment returns reflecting high quality assets held in the securities portfolio and the Bank's higher liquidity levels maintained in response to disruptions in financial markets; partially offset by expectations for higher credit spreads and a corresponding increase in loan yields on both new lending facilities and renewal accounts.

CORPORATE STRUCTURE

Name, Address and Incorporation

Canadian Western Bank ("CWB" or the "Bank") is a Schedule I chartered bank under the *Bank Act* (Canada) (the "Bank Act") and was formed effective November 1, 1987 through the amalgamation of Bank of Alberta (incorporated on March 22, 1984) and Western & Pacific Bank of Canada (incorporated on March 25, 1982). CWB has also amalgamated with two other financial institutions since 1987: B.C. Bancorp (effective November 1, 1996) and North West Trust Company (effective December 31, 1994). The Bank Act is the charter of CWB and governs its operations.

CWB's head office is located at Canadian Western Bank Place, Suite 2300, 10303 Jasper Avenue, Edmonton, Alberta, T5J 3X6.

Intercorporate Relationships

The table below shows the subsidiaries of CWB as at November 1, 2008 as well as the percentage of each class of votes attaching to all voting securities of the subsidiary beneficially owned and each subsidiary's province or country of incorporation.

Subsidiary	Percentage of Issued and Outstanding Shares Owned	Jurisdiction of Incorporation
Adroit Investment Management Ltd.(1)	72.5%	Alberta
Canadian Direct Insurance Incorporated	100%	Canada
Canadian Western Bank Capital Trust	100%	Alberta
Canadian Western Bank Leasing Inc.	100%	Alberta
Canadian Western Financial Ltd.	100%	British Columbia
Canadian Western Trust Company	100%	Canada
Valiant Trust Company	100%	Canada

(1) Adroit Group Ltd., an Alberta incorporated company, is a wholly owned subsidiary of Adroit Investment Management Ltd.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

As at October 31, 2008 CWB was the seventh largest publicly traded Canadian Schedule I chartered bank in terms of market capitalization. It operates only in Canada, primarily in the four western provinces. From 2005 to 2008, CWB's total assets have grown by $1.1 billion to $10.6 billion as at October 31, 2008. Since 2005, an internal loan growth rate averaging 20% has been achieved. CWB and its wholly owned subsidiaries Canadian Western Trust Company ("CWT"), Valiant Trust Company ("Valiant") and Canadian Western Financial Ltd. ("CWF") offer a comprehensive range of personal and commercial banking and trust services. CWB also offers property and casualty insurance through Canadian Direct Insurance Incorporated ("CDI"). In the fourth quarter of fiscal 2008, CWB launched as a pilot initiative an Internet-based division of the Bank under the brand *Canadian Direct Financial*™ that offers a high-interest savings account and term deposits.

On November 1, 2008 CWB commenced operating its equipment leasing activities in a wholly owned subsidiary Canadian Western Bank Leasing Inc. ("CWB Leasing"). On December 1, 2008, CWB expanded into the investment management business through the acquisition, effective November 1, 2008, of a 72.5% ownership interest in Edmonton based Adroit Investment Management Ltd. which together with its wholly owned subsidiary Adroit Group Ltd. (collectively "Adroit") provides investment management services to

individuals, corporations and institutional clients. The acquisition is expected to initially provide a modest positive impact on earnings. It also supports a key strategic objective to enhance the Bank's revenue diversification and earnings growth. Management expects the transition of ownership will be essentially seamless with no disruption to customers or employees. Adroit's executive management remains committed to continue building this business and will retain a minority ownership in the company.

DESCRIPTION OF THE BUSINESS

General

CWB is the largest Schedule I chartered bank headquartered in and regionally focused on western Canada. A comprehensive range of personal and commercial banking and trust services is provided by the Bank, CWT and Valiant. CWB's subsidiary, CDI, offers personal home and automobile insurance to customers in British Columbia and Alberta. The Bank has 36 branches located in the provinces of British Columbia, Alberta, Saskatchewan and Manitoba. In total, CWB and its subsidiaries employed 1,402 employees at October 31, 2008.

Banking and Trust

Summary

The CWB branch network consists of sixteen branches in Alberta, sixteen branches in British Columbia, three branches in Saskatchewan and one branch in Manitoba. There are also two banking operations, one located within the Edmonton Head Office and one within the Vancouver Regional Office, which only process deposits gathered through a network of agents operating throughout Canada. CWT does not operate retail branches. Its administrative and business development offices are located in Calgary, Edmonton, Vancouver and Burlington. Valiant operates out of offices in Calgary, Edmonton, Vancouver and Toronto and has an arrangement for co-transfer agency services in New York.

Commercial lending services are divided into four major categories: general commercial, real estate (which includes construction and development loans), equipment financing (which includes equipment leasing) and energy. A portfolio of loans identified internally as corporate loans has also been developed through selective participation in syndications, the majority of which have been structured and led by the major Canadian banks.

Credit risk is managed through lending policies and procedures, the establishment of lending limits and a defined approval process. Risk diversification is addressed by establishing portfolio limits by geographic area, industry sector and product. It is CWB's policy to limit single and associated corporate borrowers' loan authorizations to not more than 10% of the Bank's shareholders' equity. This limit is presently set at $50 million ($60 million if the amount in excess of $50 million is cash secured or CMHC insured). Customers with larger borrowing requirements are accommodated through loan syndications with other financial institutions.

Competitively priced consumer loans and mortgages are offered to customers through bank branch locations. Optimum Mortgage, a division of CWT, offers alternative residential mortgages primarily through third party mortgage brokers.

CWB offers a variety of banking services and competitively priced deposit products. Customers have access to their accounts through CWB's membership in the Interac®, Cirrus® and Exchange® automated banking machine networks, the Interac® Direct Payment system and CWB Direct® and CWBDirect Advanced®, both Internet personal computer banking systems. Commencing in 2008, retail customers could also view their statements and cheque images over the internet. CWB offers personal and business credit cards through an agreement with MBNA Canada Bank. Third party mutual funds are offered to customers through the Bank's mutual fund dealer subsidiary, CWF. CWT deposit products are also offered through the Bank's branch network.

The Bank introduced an Internet-based division of the Bank named *Canadian Direct Financial*™ in the fourth quarter of fiscal 2008 that offers a high-interest savings account and term deposits directly to customers who are not served by the Bank's branch network. This distribution channel was launched as a pilot initiative and the Bank's believes that it has potential to provide a valued and diversified source of funding in the future.

Trust services are offered through CWT and Valiant. CWT's personal trust services include self-directed registered accounts, non-registered investment accounts, individual pension plans and investment loan services. CWT's corporate and group trust services include registered pension plan custody, executive compensation plan services and employee-based savings plan services. Valiant provides various services to public companies and income trusts including stock transfer and registrar services, debenture trustee services, depository and escrow services and employee plan services.

The banking and trust segment accounted for 93% of consolidated revenues in 2008 and 2007. In this segment, all revenues for each of the two most recently completed fiscal years were derived from sales to external customers outside of CWB and its subsidiaries.

Competitive Conditions

Competition mainly comes from chartered banks, credit unions, trust companies, insurance companies, asset-lenders, pension funds and other regionally-based financial institutions. CWB's bank and trust businesses operate in very competitive markets, particularly with respect to the pricing, nature and extent of products and services offered. The key competitive differences are a commitment to highly personalized service and local decision-making.

Intangible Assets

There are numerous trademarks and tradenames which have been registered, or which are in the process of registration, associated with the banking and trust segment.

Environmental Protection

CWB is exposed to some financial risk as a result of environmental laws. To manage this potential exposure, environmental risk is factored into credit evaluation procedures and property acquisitions, to ensure that CWB's interests are reasonably protected. To date these environmental risks have not had any material effect on the operations of the banking and trust segment.

Employees

At October 31, 2008, CWB's banking and trust operations employed 1,137 employees.

Insurance

Summary

The head office of the Bank's insurance subsidiary, CDI, is located in Vancouver. CDI uses sophisticated underwriting selection criteria to offer competitively priced personal home and automobile insurance to customers in British Columbia and Alberta. Products are offered to customers through two call centres, one in British Columbia and one in Alberta, and over the Internet. During fiscal 2007, CDI began offering optional automobile insurance in British Columbia through a broker channel. All claims are administered using imaging technology and effective workflow management to maintain a "paperless" environment, which contributes to CDI's operating efficiency.

The insurance segment accounted for 7% of consolidated revenues in 2008 and 2007.

Competitive Conditions

Insurance operations continue to be impacted by competitive pressures in British Columbia and regulatory changes in Alberta. The British Columbia automobile insurance market is heavily influenced by the Insurance Corporation of British Columbia ("ICBC"), a crown corporation of the Province of British Columbia. ICBC is the only permitted insurer for the mandatory basic auto liability coverage and competes with private insurance companies for the provision of additional optional coverage. Based on 2007 data from the Canadian Underwriter's 2008 Statistical Issue, CDI has approximately 23% of the available optional private automobile insurance market in British Columbia which itself comprises some 11% of the total optional automobile insurance market, the other 89% being held by ICBC. In 2007 and 2008, ICBC increased rates on its mandatory basic coverage where it has a monopoly and decreased rates on its optional coverage. As a result, CDI experienced lower call volumes and lower sales for its optional auto product even though the pricing for its products remained competitive. The markets for CDI's other insurance products are fully competitive with a large number of property and casualty insurance companies, most of which sell products and services through broker-based distribution channels.

In 2008 the Court of Queen's Bench in Alberta declared invalid the regulatory limit on the amount a claimant may receive in respect of minor injuries suffered in an automobile accident. This decision resulted in a considerable amount of uncertainty for companies offering auto insurance in the province. CDI has made provision for the costs of settling these claims and is monitoring the situation to assess the potential impact on the operation. An appeal of this ruling was heard in September and a decision is pending. The Alberta Insurance Rate Board announced that insurers were permitted to raise rates for basic coverage on private passenger vehicles by up to 5%, effective November 1, 2008. CDI has implemented the permitted increase of 5%, for all new and renewal business effective on or after November 1, 2008. CDI's earnings and claims loss ratio for fiscal years 2007 and 2008 were significantly impacted by CDI's share of the Alberta auto insurance Risk Sharing Pools (the "Pools"). In 2007, unpaid claims reserves in the Pools were decreased to reflect revised estimated loss assumptions derived by the Pools' consulting actuary. In 2008, unpaid claim reserves were increased to include an explicit provision relating to minor injuries suffered in automobile accidents as a result of the Alberta court decision. Results from the Pools continue to be unpredictable and will add volatility to CDI's earnings in the future.

An increasing number of consumers are taking advantage of CDI's technological advances and on-line discounts and are choosing to purchase auto insurance over the Internet. Additional development is underway to further expand and improve upon this delivery capability.

Intangible Assets

CDI's business is generated primarily through inbound calls in response to television, radio and newspaper advertising. As a result, awareness of the Canadian Direct Insurance brand is very important in attracting and retaining business. Through significant investment in marketing there is a high level of brand awareness in British Columbia and good opportunities to grow brand awareness in Alberta, particularly through association with the Bank's brand.

Employees

At October 31, 2008, insurance operations had 265 employees in British Columbia and Alberta.

Cycles

The property and casualty insurance industry has historically tended to fluctuate in cyclical patterns of "soft" markets characterized generally by increased competition resulting in lower premium rates and underwriting standards followed by "hard" markets characterized by lessening competition, stricter underwriting standards and increasing premium rates. The operating results are also subject to seasonal weather conditions and natural catastrophes.

SUPERVISION AND REGULATION

The Bank, along with CWT and CDI, are federally regulated financial institutions governed by the Bank Act, the *Trust and Loan Companies Act* (Canada) and the *Insurance Companies Act* (Canada), respectively. In 2008, Valiant continued under the *Trust and Loan Companies Act* (Canada) and became subject to such legislation. The Office of the Superintendent of Financial Institutions ("OSFI") is responsible to the Minister of Finance (the "Minister") for the supervision of federally regulated financial institutions. OSFI is required to examine the affairs and business of each institution for the purpose of determining whether statutory requirements are duly observed and the institution is in sound financial condition. OSFI performs an annual examination and submits its report to the Minister of Finance thereafter.

In addition to their governing legislation, the Bank, CWT, Valiant and CDI are subject to regulation under the *Financial Consumer Agency of Canada Act*. The Financial Consumer Agency of Canada enforces consumer-related provisions of the federal statutes which govern financial institutions. The activities of the Bank's trust and insurance subsidiaries are also regulated under provincial laws in respect to their activities in the provinces. CWF and Adroit are regulated by the provincial securities commissions in the provinces in which they operate. CWF is also regulated by the Mutual Fund Dealers Association of Canada, the self regulatory organization for mutual fund dealers. Valiant is a registered transfer agent with the Securities and Exchange Commission in the United States.

The Bank and CWT are member institutions of the Canada Deposit Insurance Corporation which insures certain deposits held at the member institutions. CDI is a member of the Property and Casualty Insurance Compensation Corporation which is the corporation protecting Canadian property and casualty policyholders against loss of benefits due to the financial failure of a member company and CWF is a member of the MFDA Investor Protection Corporation which provides certain protections to MFDA member customers in the event the MFDA member becomes insolvent.

RISK FACTORS

The risks faced by the Bank are described on pages 54 to 60 of the Annual Report and those pages are incorporated herein by reference.

DIVIDENDS

During the year ended October 31, 2008, CWB declared dividends totalling $0.42 as compared to $0.34 per common share during fiscal 2007 and $0.25 per share during fiscal 2006 (after adjustment for the stock dividend paid on January 18, 2007, see below).

The Board of Directors has declared a cash dividend of $0.11 per common share payable on January 2, 2009 to shareholders of record on December 18, 2008. CWB paid a stock dividend of one additional common share for each common share outstanding, payable on January 18, 2007 to shareholders of record on January 11, 2007, effectively achieving a two-for-one split of its common shares.

Dividends are payable on the common shares of CWB if, as and when declared by the Board of Directors. The Board is not required to declare or pay dividends on the common shares of CWB.

CWB is prohibited from paying or declaring a dividend if there are reasonable grounds for believing that CWB is, or that payment would cause CWB to be, in contravention of any regulation made under the Bank Act with respect to the maintenance of adequate capital and adequate and appropriate forms of liquidity or with any direction given with respect to such matters by OSFI.

In conjunction with the issuance of Trust Capital Securities – Series 1 ("CWB WesTS – Series 1") in August 2006 by Canadian Western Bank Capital Trust ("CWB Trust"), the Bank contractually agreed that if CWB Trust fails to pay in full the semi-annual distributions on its CWB WesTS – Series 1, the Bank will not declare dividends on the Bank's outstanding preferred shares and common shares for a period of approximately 12 months.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

The authorized share capital of CWB consists of an unlimited number of common shares, 25,000,000 First Preferred Shares and 33,964,324 Class A Shares, all without nominal or par value. CWB also has five series of conventional debentures outstanding. CWB Trust has issued 105,000 CWB WesTS - Series 1, which are not consolidated in the Bank's annual consolidated financial statements but which are permitted by OSFI to be included in the Bank's regulatory capital.

Share Capital

The common shares are entitled to one vote per share at all meetings of holders of common shares. The common shares are entitled to dividends, if, as and when declared by the Board of Directors and to the distribution of assets of CWB in the event of the liquidation, dissolution or winding-up of CWB. As of October 31, 2008, there were 63,457,142 common shares outstanding.

The First Preferred Shares are issuable in series. The First Preferred Shares of each series rank on a parity with the First Preferred Shares of every other series and are entitled to preference over the common shares and any other shares ranking junior to the First Preferred Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of CWB. CWB's Board of Directors is empowered to fix the number of shares and the rights to be attached to the First Preferred Shares of each series, including the amount of dividends and any conversion, voting and redemption rights. Subject to the foregoing and applicable law, the holders of the First Preferred Shares are not entitled to receive notice of, attend or vote at meetings of the shareholders of CWB.

As part of the issuance of CWB WesTS – Series 1, the Board of Directors authorized the issuance of 4,200,000 First Preferred Shares Series 1, which pay semi-annual non-cumulative cash dividends with an annual yield of 4.00% and are redeemable at the sole option of the Bank, with OSFI approval, on or after December 11, 2011, and 4,200,000 First Preferred Shares Series 2 which pay semi-annual non-cumulative cash dividends with an annual yield of 5.25% and are redeemable at the sole option of the Bank, with OSFI approval, on or after December 11, 2011. No First Preferred Shares were outstanding as of October 31, 2008.

The Class A Shares were created and issued in connection with CWB's amalgamation with B.C. Bancorp in 1996. Pursuant to the conditions applicable to the Class A Shares, all of the issued and outstanding Class A Shares were automatically converted into common shares twenty business days after the effective date of the amalgamation with B.C. Bancorp. There are currently no Class A Shares issued or outstanding.

Subordinated Debentures

CWB redeemed $30 million and $35 million of subordinated debentures in July and October 2008, respectively. The material details of outstanding, subordinated debentures may be found in Note 17 to the audited consolidated financial statements, which are incorporated herein by reference, and which are available on www.sedar.com, and in the 2008 Annual Report which is available on the Bank's website www.cwbankgroup.com.

Trust Capital Securities

On August 31, 2006 CWB Trust privately placed 105,000 CWB WesTS – Series 1 with institutional investors for gross proceeds of $105 million. The gross proceeds were used to acquire a $105 million deposit note from the Bank. Both the CWB WesTS – Series 1 and the deposit note bear interest at 6.199% until December 31, 2016 and thereafter at the CDOR 180-day Bankers' Acceptance rate plus 2.55%. The material details of the CWB WesTS – Series 1 may be found in Note 14 to the audited consolidated financial statements, which are incorporated herein by reference, and which are available on www.sedar.com and in the 2008 Annual Report.

Constraints

Any person wishing to obtain, or increase, a significant interest in a bank must make an application to the Minister of Finance. Ownership, directly or indirectly, of more than 10% of any class of shares of a bank constitutes a significant interest. A Bank with equity of $8 billion or more (a "Large Bank") may not have a shareholder which owns, directly or indirectly, more than 20% of its outstanding voting shares of any class or more than 30% of its outstanding non-voting shares of any class. Although CWB does not meet this equity threshold, CWB was grandfathered and deemed to be a Large Bank under this section of the Bank Act. The Minister has the power to change CWB's status if it is demonstrated that the change in status is in the public interest and it will foster opportunities for the Bank to grow and better serve its customers. If the Minister were to change the status of CWB, the Minister could approve the acquisition of all the Bank's common shares by a single entity.

The Bank monitors the above constraints on shareholdings through various means including completion of Declaration of Ownership Forms for shareholder certificate transfer requests.

MARKET FOR SECURITIES

Trading Price and Volume

The Bank's common shares are traded on the Toronto Stock Exchange ("TSX") under the symbol CWB. The following table shows the price ranges and volume traded for the common shares for each month of the most recent fiscal year (November 2007 through October 2008).

	Common Shares	
Period	**Price Range**	**Volume**
November 2007	$25.02 – 30.89	2,573,866
December 2007	$27.00 – 32.20	3,140,107
January 2008	$22.51 – 31.45	4,188,470
February 2008	$27.33 – 30.85	2,406,306
March 2008	$20.89 – 28.00	6,856,656
April 2008	$23.35 – 26.04	5,856,812
May 2008	$24.50 – 27.79	2,631,135
June 2008	$24.05 – 26.50	3,013,056
July 2008	$21.13 – 25.12	4,201,450
August 2008	$22.50 – 26.48	2,812,922
September 2008	$19.12 – 24.13	7,251,026
October 2008	$14.67 – 20.26	6,817,521

Prior Sales

On June 27, 2008 the Bank issued $50 million principal amount of subordinated debentures, the material details of which may be found in Note 17 to the audited consolidated financial statements, which are incorporated herein by reference, and which are available on www.sedar.com and in the 2008 Annual Report. The subordinated debentures are not listed or quoted on an exchange or alternative marketplace.

DIRECTORS AND OFFICERS

Director and Officer Information

The following table lists the name, municipality of residence and principal occupation of each director of CWB, the period that each director has served as a director, the committees on which the director served during the last fiscal year as well as the number of common shares of CWB, and the percentage of outstanding common shares, beneficially owned, directly or indirectly, or controlled or directed by each director. Each director of CWB is also a director of CWT and Valiant. Directors are elected annually and hold office until the next annual meeting of shareholders.

Name and Municipality of Residence	Principal Occupation	Director Since	Board Committee Membership	Common Shares Beneficially Owned, Controlled or Directed[1]
CHARLES R. ALLARD Edmonton, Alberta, Canada	President, Rosedale Meadows Development Inc. (real estate development company)	June 6, 1986	Conduct Loans	3,574,052[2] 5.63%
ALBRECHT W.A. BELLSTEDT, Q.C. Canmore, Alberta, Canada	President, A.W.A. Bellstedt Professional Corporation (consulting services firm)	March 9, 1995	Conduct (Chair) Governance Loans	13,200 0.02%
JACK C. DONALD[3] Red Deer, Alberta, Canada	President and Chief Executive Officer, Parkland Properties Ltd. (commercial property investment company)	March 22, 1984	Chairman of the Board Loans Governance (Chair)	120,488 0.19%
ALLAN W. JACKSON Calgary, Alberta, Canada	President, ARCI Ltd. (real estate development company)	March 22, 1984	Conduct Loans (Chair) Governance	114,000 0.18%
WENDY A. LEANEY Toronto, Ontario, Canada	President, Wyoming Associates Ltd. (general investment holding company)	March 8, 2001	Audit Loans	16,000 0.03%
ROBERT A. MANNING[3] Edmonton, Alberta, Canada	President, Cathton Holdings Ltd. (general investment holding company)	January 31, 1986	Audit (Chair) Governance	3,624,548[2] 5.71%
GERALD A.B. McGAVIN[3] Vancouver, British Columbia, Canada	President, McGavin Properties Ltd. (general investment holding company)	January 27, 1989	Audit Loans	40,000 0.06%
HOWARD E. PECHET La Jolla, California, U.S.A.	President, Mayfield Consulting Inc. (general investment holding company)	March 22, 1984	Loans Governance	482,480 0.76%
ROBERT L. PHILLIPS[4] Vancouver, British Columbia, Canada	President, R.L. Phillips Investments Inc. (private investment firm)	March 8, 2001	Audit Governance Loans	16,000 0.03%
LAURENCE (LARRY) M. POLLOCK[3] Edmonton, Alberta, Canada	President and Chief Executive Officer of the Bank	January 26, 1990	Loans	430,310 0.68%

Name and Municipality of Residence	Principal Occupation	Director Since	Board Committee Membership	Common Shares Beneficially Owned, Controlled or Directed[(1)]
ALAN M. ROWE Toronto, Ontario, Canada	Partner, Crown Capital Partners Inc. and Crown Realty Partners (investment management companies)	July 1, 1996	Audit Loans	20,000 0.03%
ARNOLD J. SHELL[(3)] Calgary, Alberta, Canada	President, Arnold J. Shell Consulting Inc. (an insurance, retirement and estate planning consulting firm)	December 9, 1997	Conduct	16,000 0.03%

(1) The information as to the number of shares owned or over which control or direction is exercised, and the percentage of outstanding shares, is as at October 31, 2008 and has been provided by the respective directors.

(2) Of the amounts for Mr. Allard and Mr. Manning, 3,570,000 shares are owned by Cathton Holdings Ltd. ("Cathton"). Both individuals exercise direction over these shares through their relationships to Cathton. Mr. Allard is a shareholder (50 percent equity interest) and a director of Cathton and Mr. Manning is a director and the President of Cathton.

(3) Each of these directors are directors of CDI. The other three directors of CDI are Mr. Brian Young, the President and CEO of CDI, and Messrs. Karl Ewoniak and Raymond Protti, both independent directors.

Each of the individuals listed in the previous table have held their respective positions and offices with the same, predecessor or associated firms or organizations for the past five years except:

- Mr. Donald, who prior to May 2004 was Board Chairman of Parkland Income Trust and its predecessor Parkland Industries Ltd. (a refining and marketing oil company);
- Mr. Phillips, who prior to July 2004 was Group President and Chief Executive Officer, BCR Group of Companies (a crown corporation providing integrated transportation services in British Columbia);
- Mr. Bellstedt, who prior to February 2007 was Executive Vice President, Law and Corporate, TransCanada Corporation (a North American energy services company); and
- Mr. Rowe, who prior to July 2007 was Senior Vice President, Chief Financial Officer and Corporate Secretary, Crown Life Insurance Company (a life insurance company).

The following table lists the name, municipality of residence and principal occupation of each executive officer of CWB as at October 31, 2008.

Name and Municipality of Residence	Principal Occupation and Position with CWB	Employed Since
WILLIAM J. ADDINGTON Edmonton, Alberta, Canada	Executive Vice President	1986
ADRIAN M. BAKER Vancouver, British Columbia, Canada	Vice President and Chief Operating Officer, Trust Services, Canadian Western Trust Company and President, Valiant Trust Company	1999
TRACEY C. BALL Edmonton, Alberta, Canada	Executive Vice President and Chief Financial Officer	1987
JAMES O. BURKE Calgary, Alberta, Canada	Vice President, Equipment Financing Group	1991
LARS K. CHRISTENSEN Edmonton, Alberta, Canada	Vice President and Chief Internal Auditor	1994
DENNIS M. CROUGH Edmonton, Alberta, Canada	Vice President, Credit Risk Management	1994

Name and Municipality of Residence	Principal Occupation and Position with CWB	Employed Since
CHRIS H. FOWLER Edmonton, Alberta, Canada	Executive Vice President	1991
RANDELL W. GARVEY Edmonton, Alberta, Canada	Executive Vice President, Corporate Support	2005
RICHARD R. GILPIN Edmonton, Alberta, Canada	Senior Vice President, Credit Risk Management	2001
RICKI L. GOLICK Edmonton, Alberta, Canada	Senior Vice President and Treasurer	1989
CAROLYN J. GRAHAM Edmonton, Alberta, Canada	Vice President and Chief Accountant	2000
MICHAEL N. HALLIWELL Calgary, Alberta, Canada	Senior Vice President and Regional General Manager	1990
GAIL L. HARDING, Q.C. Calgary, Alberta, Canada	Vice President, General Counsel and Corporate Secretary	2004
DARRELL R. JONES Edmonton, Alberta, Canada	Vice President and Chief Information Officer	2008
UVE KNAAK Sherwood Park, Alberta, Canada	Senior Vice President, Human Resources	1989
PETER K. MORRISON Edmonton, Alberta, Canada	Vice President, Marketing and Product Development	2002
DAVID R. POGUE Edmonton, Alberta, Canada	Vice President, Corporate Development	2002
LAURENCE (LARRY) M. POLLOCK Edmonton, Alberta, Canada	President, Chief Executive Officer and Director	1990
GREGORY J. SPRUNG Coquitlam, British Columbia, Canada	Senior Vice President and Regional General Manager	2005
JOHN (JACK) C. WRIGHT Edmonton, Alberta, Canada	Senior Vice President and Regional General Manager	1990
BRIAN J. YOUNG Vancouver, British Columbia, Canada	Executive Vice President, President and Chief Executive Officer, Canadian Direct Insurance Incorporated	2004

All of the executive officers listed have held their respective positions with CWB for at least the last five years except for the following:

- Mr. Baker held the position of Vice President and General Manager, CWT prior to being appointed Vice President and Chief Operating Officer, Trust Services, CWT in June 2004. In October 2004 Mr. Baker was also appointed President, Valiant Trust Company.
- Mr. Burke held the position of Senior Assistant Vice President and District Manager, Industrial prior to being appointed Vice President, Industrial in June 2004 which title was subsequently amended to Vice President, Equipment Financing Group.
- Mr. Christensen held the position of Assistant Vice President, Real Estate Lending prior to being appointed Vice President and Chief Internal Auditor in November 2006.
- Mr. Crough held the position of Senior Assistant Vice President, Credit Risk Management prior to being appointed Vice President, Credit Risk Management in March 2008.
- Mr. Fowler held the position of Vice President, Credit Risk Management prior to his appointment as Senior Vice President, Credit Risk Management in February 2006. Mr. Fowler was appointed Executive Vice President in March 2008.
- Mr. Garvey joined CWB as Senior Vice President, Corporate Support in November 2005 and was appointed Executive Vice President, Corporate Support in June 2007. Prior to joining CWB, Mr. Garvey was Chief Financial Officer, Workers Compensation Board of Alberta.

- Mr. Gilpin held the position Assistant Vice President, Credit Risk Management prior to his appointment as Vice President, Credit Risk Management in February 2006. Mr. Gilpin was appointed Senior Vice President, Credit Risk Management in March 2008.
- Ms. Golick held the position of Vice President and Treasurer prior to being appointed Senior Vice President and Treasurer in March 2008.
- Ms. Graham held the position Assistant Vice President, Finance until June 2005 when she was appointed Senior Assistant Vice President and Chief Accountant. In June 2006, Ms. Graham was appointed Vice President and Chief Accountant.
- Mr. Halliwell held the position of Vice President and Regional Manager, Prairies prior to being appointed Senior Vice President and Regional General Manager in March 2008.
- Ms. Harding joined CWB as Vice President, General Counsel and Corporate Secretary in September 2004 prior to which she held the position of Partner with Fraser Milner Casgrain LLP.
- Mr. Jones joined CWB as Vice President and Chief Information Officer in August 2008 prior to which he held the position of Partner with KPMG LLP. Prior to being appointed Partner in October 2006, Mr. Jones held the position of Senior Principal and prior to October 2004 he held the position of Senior Manager.
- Mr. Knaak held the position of Vice President, Human Resources prior to being appointed Senior Vice President, Human Resources in March 2008.
- Mr. Morrison held the position of Assistant Vice President, Product Development prior to being appointed Vice President, Marketing and Product Development in January 2006.
- Mr. Pogue held the position of Vice President, Marketing and Product Development prior to November 2005 when Mr. Pogue was appointed Vice President, Corporate Development.
- Mr. Sprung joined CWB in November 2005 as Vice President and Regional Manager, British Columbia and was appointed Senior Vice President and Regional General Manager in March 2008. Prior to joining CWB, Mr. Sprung was Vice President, Commercial Financial Services at HSBC Bank Canada.
- Mr. Wright held the position of Senior Vice President prior to being appointed Senior Vice President and Regional General Manager in March 2008.
- Mr. Young was President and Chief Executive Officer of HSBC Canadian Direct Insurance Incorporated when it was acquired by CWB in April 2004. In July 2005 Mr. Young was also appointed Executive Vice President of CWB.

As at October 31, 2008, CWB directors and executive officers, as a group, beneficially owned or exercised direction over 5,331,622 common shares or approximately 8.40% of the issued and outstanding common shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Bank has, within the 10 years prior to the date of this Annual Information Form, been a director or executive officer of any company that (i) was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for more than 30 consecutive days, (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for more than 30 consecutive days, or (iii) within one year of the director or executive officer ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; except as follows:

- Mr. Rowe served as a director of CrownAg International Inc. from November 25, 2004 to June 14, 2005 as a nominee of a secured lender which, together with two other secured lenders, appointed a receiver of the company on June 14, 2005;
- Mr. Bellstedt, who served as a trustee of Atlas Cold Storage Income Trust, was subject to an Ontario Securities Commission cease trade order on December 2, 2003 that was issued in respect of all insiders

of Atlas Cold Storage Income Trust as a result of the late filing of financial statements required to reflect certain restatements. The cease trade order was rescinded in January 2004; and

- Ms. Harding resigned as director of AC Energy Inc., a TSX Venture Exchange company, on March 14, 2003. The company was placed in receivership by its secured lender on October 9, 2003 and a cease trade order was issued against the company on December 19, 2003 for failure to file its financial statements.

No director or executive officer has, within 10 years prior to the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

Conflicts of Interest

There are no existing or potential material conflicts of interest between the directors and officers and CWB or its subsidiaries.

LEGAL PROCEEDINGS

In the ordinary course of business, the Bank and its subsidiaries are parties to legal proceedings. Although the outcome of such proceedings is difficult to predict, based on current knowledge, the Bank does not expect the outcome of any of these proceedings to have a material effect on its consolidated financial position or results of operations.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer or an associate thereof had any material interest, direct or indirect, in any transaction within the three most recently completed fiscal years that has materially affected or will materially effect CWB.

TRANSFER AGENTS AND REGISTRAR

Valiant acts as registrar and transfer agent for CWB's common shares at its principal office in Calgary and at its office in Toronto.

INTERESTS OF EXPERTS

KPMG LLP were auditors of the Bank for the year ended October 31, 2008 and prepared and executed the audit report accompanying the annual consolidated financial statements.

AUDIT COMMITTEE INFORMATION

Audit Committee's Mandate

CWB's Audit Committee Mandate sets out the committee's purpose, organization, reporting, duties and responsibilities. A copy of the mandate is attached hereto as Appendix "A".

Composition of the Audit Committee

As of October 31, 2008, the Audit Committee was comprised of five directors, all of whom are independent directors: Robert A. Manning (Chair), Wendy A. Leaney, Gerald A. B. McGavin, Alan M. Rowe and Robert L. Phillips. Each member of the Audit Committee is financially literate and holds the same position with CWT and Valiant.

Relevant Education and Expertise

The following section lists the relevant education and experience for each Audit Committee member.

Robert A. Manning, B.Sc. (Hons), MBA (Chairman of the Audit Committee)

Robert Manning acquired significant experience and exposure to accounting and financial reporting issues as the current President and Director of privately-held Cathton Holdings Ltd. and several subsidiary and affiliated companies, and Executive Vice President and Director of North West Trust Company from 1979-1980. Mr. Manning completed his Masters of Business Administration at Cranfield School of Management and his Bachelor of Science (Hons) at the University of Manchester Institute of Science and Technology. Mr. Manning has been a director of the Bank for 23 years and is also a director of CDI.

Wendy A. Leaney, B.A. (Hons), FICB

Wendy Leaney acquired significant experience and exposure to accounting and financial reporting issues in various capacities during her 26-year career with TD Bank. She is the current President of Wyoming Associates Ltd., a private investment and consulting firm. Ms. Leaney's career has been focused on providing corporate finance, advisory and lending services to the communications and media sectors. She currently serves as a director of Corus Entertainment Inc. Ms. Leaney received her Bachelor of Arts (Hons) from the University of Toronto and has completed the Executive Management Programme at the University of Western Ontario. Ms. Leaney is a Fellow of the Institute of Canadian Bankers and has completed both the Canadian Securities Course and the Partners, Directors and Officers Course offered by the Canadian Securities Institute. Ms. Leaney has been a director of the Bank for eight years.

Gerald A. B. McGavin, B. Comm., MBA, C.M., O.B.C., FCA

Gerald McGavin acquired significant experience and exposure to accounting and financial reporting issues as the current Director and President for privately-held McGavin Properties Ltd. and subsidiary and affiliated companies, as President and COO of B.C. Hydro and Power Authority from 1986-1987 and as Director, President and CEO of Yorkshire Trust Company from 1972-1986. Mr. McGavin also served from 1999-2008 as a director of Industrial Alliance Pacific Life Assurance Company of Canada which acquired Seaboard Life Insurance Company and Seaboard Trust Company of which Mr. McGavin was a Director and the Chairman of the Audit Committee. Mr. McGavin earned his Bachelor of Commerce from the University of British Columbia and his Masters in Business Administration from the University of California at Berkeley. He has been a Chartered Accountant since 1963 and has served as a member of the Accounting Research and Advisory Board for the Canadian Institute of Chartered Accountants. Mr. McGavin has been a director of the Bank for 20 years and is also a director and the Audit Committee Chairman of CDI.

Robert L. Phillips, B.Sc, Chemical Engineering (Hons), LLB (Gold Medalist)

Robert Phillips acquired significant experience and exposure to accounting and financial reporting issues as the current President of R.L. Phillips Investments Inc., a private investment firm, as President and Chief Executive Officer of the BCR Group of Companies from 2001 to 2004, as Executive Vice-President of MacMillan Bloedel Limited from 1999 to 2000, as President and CEO of PTI Group Inc. from 1998 to 1999 and President and Chief Executive Officer of Dreco Energy Services Ltd. from 1994 to 1998. Mr. Phillips is a director of Axia NetMedia Corporation, Epcor Utilities Inc., MacDonald Dettwiler & Associates Ltd., TerraVest Income Fund, Precision Drilling Corporation and West Fraser Timber Co. Ltd. Mr. Phillips has received Bachelor of Laws (Gold Medalist) and Bachelor of Science, Chemical Engineering (Hons) degrees from the University of Alberta. He has been a director of the Bank for eight years and is also a director and Board Chairman of CDI.

Alan M. Rowe, B. Comm. (Hons, Gold Medalist), CA

Alan Rowe acquired significant experience and exposure to accounting and financial reporting issues in his current positions as Partner, Crown Capital Partners Inc. and Crown Realty Partners, as well as previous positions with Crown Life Insurance Company which included: Senior Vice-President, Chief Financial Officer and Corporate Secretary; Vice President Finance; and Vice President and Treasurer. Mr. Rowe is also

a director and the Audit Committee Chairman of Big Sky Farms Inc., a large hog producer in Saskatchewan, and the President of the Saskatchewan Government Growth Fund. Mr. Rowe received his Bachelor of Commerce (Hons, Gold Medalist) from the Memorial University of Newfoundland, has been a Chartered Accountant since 1980 (Newfoundland Gold Medalist) and is a member of Financial Executives International. Mr. Rowe has been a director of the Bank for 12 years.

Pre-Approval Policies and Procedures Regarding External Auditors

As part of CWB's corporate governance structure, the Audit Committee annually reviews and approves the terms and scope of the external auditors' engagement. To further ensure the independence of the auditors is not compromised, CWB's policy requires that the Audit Committee also pre-approve all significant engagements of the auditors for non-audit services and monitor all other engagements.

Under the policy, the significance threshold for non-audit engagements is defined as any engagement for which the cost estimate exceeds five percent of the audit fee as outlined in the auditors' scope memorandum. Receiver/manager services provided by the auditors to borrowers of the Bank are not included in the definition of non-audit services under this policy but are reviewed by the Audit Committee on an annual basis.

All non-audit service engagements, regardless of the cost estimate, are required to be coordinated and approved by the Chief Financial Officer, or designate, to further ensure that adherence to this policy is monitored. All non-audit service engagements are reported to the Audit Committee on a quarterly basis.

External Audit Fees by Category

Deloitte & Touche LLP ("D&T") served as the Bank's external auditor until 2007 when KPMG LLP ("KPMG") was appointed. The following table lists the fees paid to D&T and to KPMG during fiscal years ended October 31, 2008 and October 31, 2007.

	Year ended October 31, 2008 [(1)] ($)	Year ended October 31, 2008 [(2)] ($)	Year ended October 31, 2007 ($)
Audit fees[(3)]	402,523	457,278	438,608
Audit-related fees	97,634	124,415	151,050
Tax-related fees	24,345	97,667	842,295
All other fees	-	200,820	26,943
Total fees	524,502	880,180	1,458,896

(1) Services provided by KPMG.

(2) Services provided by D&T.

(3) Audit fees in fiscal 2008 were higher than in 2007 primarily due to timing differences in the billing practices of the Bank's former auditors and its current auditors. Amounts paid to D&T in fiscal 2008 relate to the 2007 audit while fees paid to KPMG were paid throughout the year and relate to the 2008 audit. In addition, KPMG were the auditors of Canadian Direct Insurance Inc. in fiscal 2007 and 2008 and audit fees paid to KPMG related to CDI are included in the 2008 fees but were not included in the 2007 fees paid to D&T.

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the Bank's annual financial statements or services provided in connection with statutory and regulatory filings or engagements and the review of the Bank's interim financial statements.

Audit-related Fees

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the annual financial statements and are not reported under the audit fees item above.

In 2007, the amount of these services increased primarily as a result of accounting consultations and services regarding the implementation of the new accounting framework for financial instruments, the issuance of a privately placed subordinated debenture issue and services relating to special procedures performed for a subsidiary as part of its regulatory requirements. In 2008, additional fees were incurred as a result of accounting services related to the filing of a base shelf prospectus and an issuance of subordinated debt thereunder.

Tax-related Fees

Tax-related fees were paid for professional services relating to tax compliance, tax advice and tax planning. These services consisted of tax compliance including the review of original and amended tax returns; preparation of senior management tax returns; tax planning and advisory services relating to common forms of taxation including income tax, capital tax, goods and services tax and property tax. In 2007, these fees also included a one-time contingency fee related to advice on prior period transactions. This fee arrangement was entered into prior to the initial establishment in 2004 of the policy which requires the pre-approval of non-audit services by the Audit Committee.

All Other Fees

All other fees were paid for products or services other than the audit fees, audit-related fees and tax-related fees described above. These services include corporate recovery services, where the auditor acts as the receiver or manager as part of the collection of outstanding loans.

ADDITIONAL INFORMATION

Additional information relating to Canadian Western Bank may be found on SEDAR at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of securities and securities authorized under equity compensation plans are contained in CWB's Management Proxy Circular for its most recent annual meeting of shareholders.

Additional financial information is provided in CWB's audited consolidated financial statements and Management's Discussion and Analysis for the year ended October 31, 2008, which is available at www.sedar.com and in the 2008 Annual Report.

Copies of the information referred to in this section may be obtained by writing to the Corporate Secretary, Canadian Western Bank, Suite 2300, 10303 Jasper Avenue, Edmonton, Alberta, T5J 3X6 or via the Bank's website at www.cwbankgroup.com.

APPENDIX "A"
CANADIAN WESTERN BANK
MANDATE OF THE AUDIT COMMITTEE

Purpose of the Audit Committee

The purpose of the Audit Committee is to assist the Board of Directors (the "Board") in fulfilling its oversight responsibilities with respect to (a) the integrity of the financial statements and other financial information provided by the Bank to its shareholders, the public and others, (b) the qualifications and independence of the external auditors, (c) the performance of the Bank's internal and external auditors and (d) the adequacy of the Bank's internal controls.

Although the Audit Committee has the powers and responsibilities set forth in this Mandate, the role of the Audit Committee is oversight. It is not the duty of the Audit Committee to conduct audits or to determine that the Bank's financial statements are complete, accurate and in accordance with generally accepted accounting principles. The external auditor is responsible for planning and carrying out, in accordance with professional standards, an audit of the Bank's annual financial statements and reviewing the Bank's quarterly financial information. Management of the Bank is responsible for the preparation, presentation and integrity of the Bank's financial statements and for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations.

Organization of the Audit Committee

The Audit Committee shall be comprised of not less than three directors, one of whom shall serve as the Chair of the Committee, as determined by the Board. Each Committee member shall satisfy the independence, financial literacy and experience requirements of all applicable regulatory requirements (including Multilateral Instrument 52-110 *Audit Committees*), as such qualifications are interpreted by the Board in the exercise of its sound business judgment.

Meetings of the Audit Committee

In order for the Committee to transact business, two members of the Committee must be present and a majority of those present must be resident Canadians. The Audit Committee shall meet on a regular basis and shall schedule a sufficient number of meetings (whether in person or by teleconference) to carry out its mandate, which shall occur at least once each quarter. Any member of the Committee or the external auditors may call a meeting. At least quarterly, the Committee shall have separate private meetings with the external auditors, the chief internal auditor and management to discuss any matters that the Committee or these groups believe should be discussed. The Chair, or in his or her absence another member of the Audit Committee, will preside at each meeting of the Audit Committee.

Reporting to the Board

The Committee shall report verbally after each meeting to the Board with respect to its activities with such recommendations as are deemed desirable in the circumstances. Prior to approval by the directors, the Committee will also report to the Board on the annual statement and returns that must be approved by the directors under the Bank Act.

Outside Advisors

The Audit Committee shall have the authority to retain, at the Bank's expense, independent advisors and consultants to advise the Audit Committee as it determines necessary to carry out its duties and to fix the remuneration of such advisors and consultants. The Audit Committee may request any officer or employee of the Bank, or the Bank's internal or external auditors or legal counsel to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

Duties and Responsibilities of the Audit Committee

The Audit Committee shall have the following specific duties and responsibilities:

- review the annual audited financial statements, Management's Discussion and Analysis ("MD&A"), the Annual Information Form and other annual public documents of the Bank containing financial information and report thereon to the directors before approval is given;
- review the quarterly reports to the shareholders, including the unaudited interim quarterly financial statements and the quarterly MD&A and report thereon to the directors before approval is given;
- review the Bank's earnings press releases before the Bank publicly discloses this information;
- discuss major issues regarding accounting principles and financial statement presentations, including significant changes in the Bank's selection or application of accounting principles, analyses prepared by management or the external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements;
- meet with the external auditors to discuss the annual and quarterly financial results and the returns referred to within this mandate and receive the auditors' reports thereon;
- recommend to the Board the appointment of the external auditors, who shall report directly to the Committee. Review the terms of the external auditors' engagement, their level of remuneration, the audit plan, any proposed changes in accounting policies, their presentation and input concerning significant risks and key estimates and judgments of management;
- resolve disagreements between management and the external auditors regarding financial reporting;
- review the independence of the external auditors;
- review and approve the policy for non-audit services to be completed by the external auditors, which includes an established definition of what constitutes non-audit services and a requirement for pre-approval for all but de minimus engagements. The Committee may delegate to one or more Committee members, the authority to grant approval of such services, provided the decisions of such members are reported to the full Committee at its next meeting;
- review and approve the Bank's hiring policies regarding employees and former employees of the present and former external auditors of the Bank;

- require the management of the Bank to implement and maintain appropriate internal control procedures. Review, evaluate and approve those procedures;

- meet with the chief internal auditor of the Bank and with management of the Bank, to discuss reports on internal audit activities and findings and the effectiveness of the internal control procedures established for the Bank. Review the mandate and annual plan of the internal audit department;

- review correspondence received from regulators and external auditors together with management's responses thereto, concerning the effectiveness of internal controls and other matters that fall within the responsibility of the Committee;

- review such returns of the Bank as the Superintendent of Financial Institutions may specify;

- review such investments and transactions of the Bank, that could adversely affect the well being of the Bank as the external auditors or any officer of the Bank may bring to the attention of the Committee;

- review a quarterly report from the Loans Committee of the Board concerning the quality of the loan portfolio, the adequacy of the allowance for credit losses and accounts recommended for write-off;

- review the appointment of the Chief Financial Officer and the Chief Internal Auditor;

- review periodically the Code of Conduct for senior financial officers;

- review a quarterly report from the Bank's Disclosure Committee;

- review a quarterly report from the Canadian Direct Insurance Incorporated Audit and Conduct Review Committee;

- establish procedures for the receipt and handling of complaints received by the Bank regarding accounting, internal accounting controls, or auditing matters, and establish procedures for the confidential, anonymous submission by employees of the Bank of concerns regarding questionable accounting or auditing matters;

- review and assess annually the adequacy of its mandate; and

- prepare any report from the Committee that may be required to be included in the Bank's management information circular or that the Board elects to include on a voluntary basis.

This mandate was last approved on June 5, 2008.

CANADIAN WESTERN BANK

RECEIVED
2009 FEB 24 P 12:3

January 9, 2009

Dear Shareholder:

The Board of Directors of Canadian Western Bank invites you to attend the annual and special meeting of the shareholders of Canadian Western Bank to be held at The Westin (Manitoba and Saskatchewan Rooms) in Edmonton, Alberta, commencing at 3:00 p.m. on Thursday, March 5, 2009.

At the meeting, we will be voting on a number of important matters as set out in the Management Proxy Circular. We encourage you to exercise your vote, either in person at the meeting or by completing and sending in your proxy.

At the end of the formal portion of the meeting, there will be a presentation on our progress during the past year and a question and answer period.

We thank you for your participation as a shareholder of Canadian Western Bank.

Jack C. Donald
Chairman of the Board

Larry M. Pollock
President &
Chief Executive Officer

NOTICE OF
ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS

The Annual and Special Meeting of Shareholders of Canadian Western Bank will be held at The Westin (Manitoba and Saskatchewan Rooms), 10135 – 100th Street, Edmonton, Alberta on **Thursday, March 5, 2009**, at 3:00 p.m. (Mountain Standard Time) for the purposes of:

1. receiving the financial statements for the year ended October 31, 2008, and the auditors' report on those statements;

2. appointing auditors;

3. electing directors;

4. considering and, if thought fit, approving an amendment to the Share Incentive Plan, and

5. transacting such other business as may be properly brought before the meeting.

If you cannot attend the meeting in person, please complete and sign the enclosed proxy form and return it in the postage-prepaid envelope provided or fax it to (403) 233-2857. For your vote to be recorded, your proxy must be received by the Bank's transfer agent, Valiant Trust Company, by facsimile or at Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1, not later than 3:00 p.m. (Mountain Standard Time) on March 3, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

Gail L. Harding, Q.C.
Senior Vice President, General Counsel
and Corporate Secretary

Edmonton, Alberta
January 9, 2009

Management Proxy Circular

(All information is as of December 31, 2008 unless otherwise indicated)

Table of Contents

CANADIAN WESTERN BANK

MANAGEMENT PROXY CIRCULAR

Part I – VOTING INFORMATION

What will I be voting on?

Common shareholders will be voting on:

- appointment of KPMG LLP as the Bank's auditors;
- election of directors of Canadian Western Bank; and
- a special resolution to amend the Share Incentive Plan of the Bank.

Who can vote?

Shareholders as at the close of business on January 16, 2009 are entitled to vote. Each common share is entitled to one vote on the items detailed in this Management Proxy Circular (the "Circular"), except shares of Canadian Western Bank ("CWB" of the "Bank") which are beneficially owned by the Government of Canada or a province or any of their agencies; or the government of a foreign country or any political subdivision thereof or any of its agencies; or any person who has acquired more than 10% of any class of shares of the Bank without the approval of the Minister of Finance. No person, or entity controlled by any person, may cast votes in respect of any shares beneficially owned by the person or entity that represent, in the aggregate, more than 20% of the eligible votes that may be cast.

How do I vote if I am a registered shareholder?

There are two ways you can vote your shares if you are a registered shareholder. You may vote in person at the meeting, or you may appoint the persons named in the enclosed form of proxy or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your shares at the meeting.

How do I vote if my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other)?

If your shares are not registered in your own name, they will be held in the name of a "nominee", which is usually a trust company, securities broker or other financial institution. A non-registered shareholder should contact his or her nominee to determine which documentation the intermediary requires in order for it or its nominee to be appointed proxyholder. Only after the non-registered shareholder or its nominee has been appointed proxyholder can that non-registered shareholder or its nominee vote shares directly at the meeting. Your nominee is required to seek your instructions as to how to vote your shares. For that reason, you have received this Management Proxy Circular from your nominee, together with a voting instruction form. Each nominee has its own signing and return instructions, which you should follow carefully to ensure that your shares will be voted. If you are a non-registered shareholder who has voted and want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow.

How do I vote if I am unable to attend the meeting?

If you are unable to make it to the meeting, you can vote by completing and signing the enclosed form of proxy to appoint someone who will be there as your proxyholder. You can either tell that person how you want to vote, or let him or her choose for you. The form of proxy gives your proxyholder authority to vote if amendments or other matters are brought before the meeting that you were unaware of.

Proxies must be received by Valiant Trust Company at Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1, not later than 3:00 p.m. (Mountain Standard Time) on March 3, 2009.

Who is soliciting my proxy?

The enclosed form of proxy is being solicited by the management of Canadian Western Bank. It is expected that the solicitation will be primarily by mail and the associated costs will be borne by the Bank.

How will my shares be voted if I give my proxy?

The common shares represented by proxies will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In the event that no specifications are made in the proxies, the shares represented by the proxies will be voted by the nominees designated in the proxies for the election of directors, for the appointment of the auditors and for the amendment to the Share Incentive Plan.

What if amendments are made to these matters or if other matters are brought before the meeting?

No matter is expected to come before the meeting other than the matters referred to in the Notice of Meeting. However, if any such matters which are not now known to management (or amendments or variations to matters identified in the Notice of Meeting) properly come before the meeting, the proxies will be voted on such matters in accordance with the best judgment of the person or persons voting the proxies.

Can I appoint someone to vote my shares other than the nominees designated in the form of proxy?

You can choose anyone you want to be your proxyholder; it does not have to be the persons named in the enclosed form of proxy or another shareholder. Just fill in the person's name in the blank space provided on the enclosed form of proxy. If you leave the space in the form of proxy blank, the persons designated in the form of proxy, who are directors of the Bank, are appointed to act as your proxyholder.

Is my vote confidential?

The transfer agent preserves the confidentiality of individual shareholder votes, except (a) where the shareholder clearly intends to communicate his or her individual position to management, and (b) as necessary to comply with legal requirements. All proxies are considered confidential and will be returned to the Bank's transfer agent, Valiant Trust Company. The transfer agent will also act as the meeting's scrutineer and will count the proxies and tabulate and verify the results. The transfer agent will refer a proxy to the Bank if it has a comment on it intended for the Bank's management, or in connection with applicable legal requirements.

What if I want to change my vote?

If you want to revoke your proxy after you have delivered it, you can do so by signing a written statement to this effect and delivering it to Gail L. Harding, Q.C., Corporate Secretary, Suite 2300, 10303 Jasper Avenue, Edmonton, Alberta, T5J 3X6 on or before March 4, 2009 or by depositing it with the Chairman of the meeting prior to the meeting. If your shares are held in the name of a nominee, you will need to contact your nominee to discuss whether revocation is possible and, if so, the procedure to follow.

How many shares are entitled to vote?

As of December 31, 2008 there were 63,467,908 fully paid and non-assessable common shares outstanding in the capital of the Bank.

Subject to the *Bank Act* (Canada) (the "Bank Act"), each shareholder has one vote for each common share held by him or her at the close of business on January 16, 2009. To the knowledge of the directors and officers of the Bank, as of the date hereof, no person owns or exercises control or direction over shares carrying more than 10% of the votes attached to the outstanding shares of the Bank.

How will the votes be counted?

Except as otherwise noted, every question brought before the meeting shall be determined by a majority of the votes cast on the question.

Who counts the votes?

Proxies are counted by our transfer agent, Valiant Trust Company. The transfer agent will refer a proxy to the Bank if it has a comment on it intended for the Bank's management, or in connection with applicable legal requirements.

PART II – BUSINESS OF THE MEETING

FINANCIAL STATEMENTS AND AUDITORS' REPORT

The financial statements of the Bank for the year ended October 31, 2008 and the auditors' report to the shareholders of the Bank will be presented at the meeting. The financial statements have been prepared in accordance with generally accepted accounting principles in Canada as set forth in the CICA Handbook published by the Canadian Institute of Chartered Accountants.

APPOINTMENT OF AUDITORS

The directors and management of the Bank propose that the firm KPMG LLP ("KPMG") be reappointed auditors of the Bank to hold office until the next ensuing annual meeting of the Bank. KPMG was first appointed as auditors of the Bank on December 17, 2007. In order to be passed, the appointment of the auditors must be approved by a majority of votes cast by the holders of common shares at the meeting.

Pre-Approval Policies and Procedures

As part of CWB's corporate governance structure, the Audit Committee annually reviews and approves the terms and scope of the external auditors' engagement. To further ensure the independence of the auditors is not compromised, CWB's policy requires that the Audit Committee also pre-approve all significant engagements of the auditors for non-audit services and monitor all other engagements.

Under the policy, the significance threshold for non-audit engagements is defined as any engagement for which the cost estimate exceeds 5% of the audit fee as outlined in the auditors' scope memorandum. Receiver/manager services provided by the auditors to borrowers of the Bank are not included in the definition of non-audit services under this policy but are reviewed by the Audit Committee on an annual basis.

All non-audit service engagements, regardless of the cost estimate, are required to be coordinated and approved by the Chief Financial Officer, or designate, to further ensure that adherence to this policy is monitored. All non-audit service engagements must also be reported to the Audit Committee on a quarterly basis.

Auditor Service Fees

KPMG was appointed as the Bank's external auditor in December 2007. The following table lists the fees paid to KPMG, by category, during fiscal 2008 and the fees paid to Deloitte & Touche LLP ("D&T"), by category, during fiscal 2008 and 2007.

	Year ended October 31, 2008 (1) ($)	Year ended October 31, 2008 (2) ($)	Year ended October 31, 2007(2) ($)
Audit fees(3)	402,523	457,278	438,608
Audit-related fees	97,634	124,415	151,050
Tax-related fees	24,345	97,667	842,295
All other fees	-	200,820	26,943
Total fees	524,502	880,180	1,458,896

(1) Services provided by KPMG.
(2) Services provided by D&T.
(3) Audit fees in fiscal 2008 were higher than in 2007 primarily due to timing differences in the billing practices of the Bank's former auditors and its current auditors. Amounts paid to D&T in fiscal 2008 relate to the 2007 audit while fees paid to KPMG were paid throughout the year and relate to the 2008 audit. In addition, KPMG were the auditors of Canadian Direct Insurance Incorporated ("CDI") in fiscal 2007 and 2008 and audit fees paid to KPMG related to CDI are included in the 2008 fees but were not included in the 2007 fees paid to D&T.

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the Bank's annual financial statements or services provided in connection with statutory and regulatory filings or engagements and the review of the Bank's interim financial statements.

Audit-Related Fees

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the annual financial statements and are not reported under the audit fees item above. In 2007, the amount of these services increased primarily as a result of accounting consultations and services regarding the implementation of the new accounting framework for financial instruments, the issuance of a privately placed subordinated debenture issue and services relating to special procedures performed for a subsidiary as part of its regulatory requirements. In 2008, additional fees were incurred as a result of accounting services related to the filing of a base shelf prospectus and an issuance of subordinated debt thereunder.

Tax-Related Fees

Tax-related fees were paid for professional services relating to tax compliance, tax advice and tax planning. These services consisted of tax compliance, including the review of original and amended tax returns; preparation of senior management tax returns; tax planning and advisory services relating to common forms of taxation, including income tax, capital tax, goods and services tax and property tax. In 2007, these fees also included a one-time contingency fee related to advice on prior period transactions. This fee arrangement was entered into prior to the initial establishment in 2004 of the policy, which requires the pre-approval by the Audit Committee of non-audit services.

All Other Fees

All other fees were paid for products or services other than the audit fees, audit-related fees and tax fees described above. These services include corporate recovery services, where the auditor acts as the receiver or manager as part of the collection of outstanding loans.

ELECTION OF DIRECTORS

Director Nominees

In accordance with By-law 1 of the Bank, the directors have set the number of directors to be elected at the annual meeting at 13. Management of the Bank proposes to nominate the persons named below for election as directors of the Bank, to hold office until the close of the first annual meeting following their election. All of the nominated individuals, except Mr. Protti, are currently directors and were elected by the shareholders at the previous annual meeting for a term that expires at the close of the first annual meeting following their election. Directors of the Bank also serve as directors of the Bank's wholly owned subsidiaries, Canadian Western Trust Company ("CWT") and Valiant Trust Company ("Valiant"). The Board of Directors recommends that shareholders vote FOR the following director nominees.

	**CHARLES R. ALLARD** Edmonton, Alberta, Canada Age: 62 Director since June 6, 1986 Independent Director Member of: Conduct Review Committee Loans Committee Common Shareholdings: 3,580,052[2]	Mr. Allard is President of Rosedale Meadows Development Inc., a real estate company. Mr. Allard was previously a partner of the law firm Milner & Steer, now known as Fraser Milner Casgrain LLP, and he is the past Chairman and Chief Executive Officer of WIC Premium Ltd., formerly known as Allarcom Pay Television Ltd. Mr. Allard is the controlling shareholder and managing director of Touch Canada Broadcasting Inc., the holder of four radio broadcasting licences. Mr. Allard is also the controlling shareholder and Chairman of Allarco Entertainment Inc., the holder of a national English language general interest pay television licence. Mr. Allard received his Bachelor of Science from Simon Fraser University and his Bachelor of Laws from the University of British Columbia. During the period from 2004 to 2008, Mr. Allard did not serve as a director of any other publicly traded company except Sernova Corp.
	**ALBRECHT W.A. BELLSTEDT, Q.C.** Canmore, Alberta, Canada Age: 59 Director since March 9, 1995 Independent Director Member of: Conduct Review Committee (Chair) Corporate Governance & Human Resources Committee Loans Committee Common Shareholdings: 13,200	Mr. Bellstedt is President of A.W.A. Bellstedt Professional Corporation, a consulting services firm. He was previously Executive Vice President, Law & Corporate of TransCanada Corporation, a North American energy services company and, prior to that, a partner of the law firm Milner Fenerty, now known as Fraser Milner Casgrain LLP. Mr. Bellstedt received his Bachelor of Arts degree from Queen's University and his Juris Doctor degree from the University of Toronto. Mr. Bellstedt is also a director of The Forzani Group Ltd. and the Chairman of The Churchill Corporation. In addition, at various times during the period from 2004 to 2008, Mr. Bellstedt served as a director of Atlas Cold Storage Income Trust, TC PipeLines GP, Inc., the general partner of TC PipeLines, L.P. and Sun-Times Media Group, Inc.



JACK C. DONALD

Red Deer, Alberta, Canada

Age: 74

Director since March 22, 1984

Independent Director

Chairman of the Board

Member of:
Corporate Governance & Human Resources Committee (Chair)
Loans Committee

Common Shareholdings: 120,488

Mr. Donald is President and Chief Executive Officer of Parkland Properties Ltd., a commercial property investment company. He is also the founder and past Chairman of Parkland Income Trust, a refining and marketing oil income trust, as well as President of its predecessor entity Parkland Industries Ltd. In addition to many other appointments, Mr. Donald was formerly the Chairman of the 1995 Alberta Government Tax Reform Commission, the Co-Chairman of the 1998 Alberta Government Tax Review Commission, the Co-Chairman of the 2000 Alberta Government Business Tax Review Commission and a Public Council Member of the Institute of Chartered Accountants of Alberta.

At various times during the period from 2004 to 2008, Mr. Donald served as a director of TransAlta Corporation, Parkland Income Trust, and Ensign Energy Services Inc. Mr. Donald is also a director of Canadian Direct Insurance Incorporated, a 100% owned subsidiary of the Bank.



ALLAN W. JACKSON

Calgary, Alberta, Canada

Age: 68

Director since March 22, 1984

Independent Director

Member of:
Loans Committee (Chair)
Conduct Review Committee
Corporate Governance & Human Resources Committee

Common Shareholdings: 114,000

Mr. Jackson is President and Chief Executive Officer of ARCI Ltd., a real estate development company, and President and Chief Executive Officer of Jackson Enterprises, Inc., a holding and consulting company. Mr. Jackson was previously President and Chief Executive Officer of Knowlton Realty Ltd. Mr. Jackson received his Bachelor of Arts (Honours) in Business Administration from the University of Western Ontario.

Mr. Jackson is a director of WestJet Airlines Ltd. During the period from 2004 to 2008, Mr. Jackson did not serve as a director of any other publicly traded company.



WENDY A. LEANEY

Toronto, Ontario, Canada

Age: 61

Director since March 8, 2001

Independent Director

Member of:
Audit Committee
Loans Committee

Common Shareholdings: 16,000

Ms. Leaney is President of Wyoming Associates Ltd., a general investment holding company. She was previously Managing Director, Co-Global Head of Communications Group, TD Securities Inc. and Vice President, TD Bank (Communications Group, Corporate & Investment Banking Group, Toronto). Ms. Leaney received her Bachelor of Arts (Honours) from the University of Toronto and has completed the Executive Management Program at the University of Western Ontario.

Ms. Leaney is a director of Corus Entertainment Inc. During the period from 2004 to 2008, Ms. Leaney did not serve as a director of any other publicly traded company except Call Net Enterprises Ltd.



ROBERT A. MANNING

Edmonton, Alberta, Canada

Age: 59

Director since January 31, 1986

Independent Director

Member of:
Audit Committee (Chair)
Corporate Governance & Human Resources Committee

Common Shareholdings: 3,624,648 [(2)]

Mr. Manning is President of Cathton Holdings Ltd., a general investment holding company. He was previously Executive Vice President and a director of NorthWest Trust Company and Corporate Banking Account Manager at Bank of Montreal. Mr. Manning completed his Master of Business Administration at Cranfield School of Management and his Bachelor of Science (Honours) at the University of Manchester Institute of Science and Technology.

During the period from 2004 to 2008, Mr. Manning did not serve as a director of any other publicly traded company. Mr. Manning is also a director of Canadian Direct Insurance Incorporated, a 100% owned subsidiary of the Bank.



GERALD A. B. MCGAVIN, C.M., O.B.C., F.C.A.

Vancouver, British Columbia, Canada

Age: 71

Director since January 27, 1989

Independent Director

Member of:
Audit Committee
Loans Committee

Common Shareholdings: 50,000

Mr. McGavin is President of McGavin Properties Ltd., a general investment holding company. He was previously President and Chief Operating Officer of B.C. Hydro & Power Authority and President and Chief Executive Officer of Yorkshire Trust Company. Mr. McGavin earned his Bachelor of Commerce from the University of British Columbia and his Master of Business Administration from the University of California at Berkeley. Mr. McGavin is also a Fellow of the Institute of Chartered Accountants of British Columbia.

During the period from 2004 to 2008 Mr. McGavin served as a director of Industrial Alliance Pacific Life Insurance Company of Canada. Mr. McGavin is also a director of Canadian Direct Insurance Incorporated, a 100% owned subsidiary of the Bank.



HOWARD E. PECHET

La Jolla, California, U.S.A.

Age: 60

Director since March 22, 1984

Independent Director

Member of:
Loans Committee
Corporate Governance & Human Resources Committee

Common Shareholdings: 302,480

Mr. Pechet is President of Mayfield Consulting Inc., a general investment holding company. Mr. Pechet has been involved in the development and operation of numerous hotels, casinos and theatres. Mr. Pechet has served as a director of several charitable organizations and is presently a director of Interim Place, a women's shelter in Ontario, and The Sloane Gardens Club in London, England. Mr. Pechet received a Bachelors degree (Honours) from the University of Alberta and a Master's degree from Washington State University.

During the period from 2004 to 2008, Mr. Pechet did not serve as a director of any other publicly traded company.

	**ROBERT L. PHILLIPS** Vancouver, British Columbia, Canada Age: 57 Director since March 8, 2001 Independent Director Member of: Audit Committee Corporate Governance & Human Resources Committee Loans Committee Common Shareholdings: 16,000	Mr. Phillips is President of R.L. Phillips Investments Inc., a private investment firm. Mr. Phillips was previously President and Chief Executive Officer of BCR Group of Companies, Executive Vice President of MacMillan Bloedel Limited and President and Chief Executive Officer of Dreco Energy Services Ltd. and of PTI Group Inc. Mr. Phillips received his Bachelor of Laws (Gold Medalist) and Bachelor of Science, Chemical Engineering (Honours) from the University of Alberta. Mr. Phillips is a director of Axia NetMedia Corporation, Epcor Utilities Inc., MacDonald Dettwiler & Associates Ltd., TerraVest Income Fund, Precision Drilling Corporation and West Fraser Timber Co. Ltd. In addition, at various times during the period from 2004 to 2008, Mr. Phillips served as a director of the following publicly traded companies: Aquest Energy Ltd., Boston Pizza Royalties Income Fund, Epcor Preferred Equity Inc. and Tree Island Wire Income Fund. Mr. Phillips is also the Chairman of the Board for Canadian Direct Insurance Incorporated, a 100% owned subsidiary of the Bank.
	**LAURENCE (LARRY) M. POLLOCK** Edmonton, Alberta, Canada Age: 62 Director since January 26, 1990 Non-Independent Director Member of: Loans Committee Common Shareholdings: 430,310 Options: 782,477	Mr. Pollock is President and Chief Executive Officer of the Bank. He was previously Regional Vice President Lloyds Bank (Toronto and Calgary). Mr. Pollock graduated from the Saskatchewan Institute of Applied Arts & Sciences in Business Administration. Mr. Pollock is a director of WestJet Airlines Ltd., Epcor Utilities Inc. and Canadian Helicopters Income Fund. During the period from 2004 to 2008, Mr. Pollock did not serve as a director of any other publicly traded company. Mr. Pollock is also a director of Canadian Direct Insurance Incorporated, a 100% owned subsidiary of the Bank.
	**RAYMOND J. PROTTI** Victoria, British Columbia, Canada Age: 63 New nominee Common Shareholdings: 1,000	Mr. Protti is a consultant on national security and financial services issues. He was previously President and Chief Executive Officer of the Canadian Bankers Association from 1996 to 2007. Mr. Protti received his Bachelor of Arts (Honours) and Master of Arts, both in Economics, from the University of Alberta. Mr. Protti holds the ICD.D designation from the Institute of Corporate Directors. During the period from 2004 to 2008, Mr. Protti did not serve as a director of any publicly traded company. Mr. Protti is also a director of Canadian Direct Insurance Incorporated, a 100% owned subsidiary of the Bank.



ALAN M. ROWE

Toronto, Ontario, Canada

Age: 52

Director since July 1, 1996

Independent Director

Member of:
Audit Committee
Loans Committee

Common Shareholdings: 22,000

Mr. Rowe is a Partner of Crown Capital Partners Inc. and Crown Realty Partners, investment management companies. Prior to July 2007, he was Senior Vice President, Chief Financial Officer and Corporate Secretary of Crown Life Insurance Company, a life insurance company. Mr. Rowe is a Chartered Accountant. He holds a Bachelor of Commerce (Honours) from Memorial University of Newfoundland. Mr. Rowe is also the President of the Saskatchewan Government Growth Fund.

During the period from 2004 to 2008, Mr. Rowe did not serve as a director of any other publicly traded company.



ARNOLD J. SHELL

Calgary, Alberta, Canada

Age: 59

Director since December 9, 1997

Independent Director

Member of:
Conduct Review Committee
Corporate Governance & Human Resources Committee

Common Shareholdings: 16,000

Mr. Shell is President of Arnold J. Shell Consulting Inc., an insurance, retirement and estate planning consulting firm. Mr. Shell was previously Senior Vice President, Insurance Operations with Crown Life Insurance Co. Mr. Shell holds a Bachelor of Arts in Mathematics and Philosophy and a Master of Arts in Actuarial Mathematics, both from the University of Manitoba. He is a graduate of the Advanced Management Program (AMP) from the Harvard Business School. He is also a Fellow of the Canadian Institute of Actuaries and a Fellow of the Society of Actuaries.

During the period from 2004 to 2008, Mr. Shell did not serve as a director of any other publicly traded company. Mr. Shell is a director of Canadian Direct Insurance Incorporated, a 100% owned subsidiary of the Bank.

(1) All information provided above is as at January 9, 2009. Common shareholdings of the Bank, as listed for all nominees, are those beneficially owned or over which control or direction is exercised by such nominee as at such date and have been provided by the respective nominees.

(2) Of the amounts for Mr. Allard and Mr. Manning, 3,570,000 shares are owned by Cathton Holdings Ltd. ("Cathton"). Both individuals exercise direction over these shares through their relationships to Cathton. Mr. Allard is a shareholder (50 percent equity interest) and a director of Cathton and Mr. Manning is a director and the President of Cathton.

Attendance of Director Nominees at Board and Committee Meetings

The following table sets forth for each nominee for election as director, as applicable, their record of attendance at meetings of the Board and its committees for the 12 months ended October 31, 2008. In that period, the Board held four regularly scheduled meetings and one special meeting. Special meetings are called on shorter notice than regularly scheduled meetings, which are scheduled a year or more in advance.

Director Name	Board Meetings Attended 5 Meetings		Committee Meetings Attended: Conduct Review Committee 2 Meetings		Audit Committee 5 Meetings		Loans Committee 25 Meetings		Corporate Governance & Human Resources Committee 4 Meetings	
	No.	%	No.	%	No.	%	No.	%	No.	%
Charles R. Allard Edmonton, Alberta	5	100	2	100	-	-	20	80	-	-
Albrecht W.A. Bellstedt, Q.C. Canmore, Alberta	5	100	2	100	-	-	20	80	4	100
Jack C. Donald Red Deer, Alberta	4	80	-	-	-	-	17	68	4	100
Allan W. Jackson Calgary, Alberta	5	100	2	100	-	-	19	76	4	100
Wendy A. Leaney Toronto, Ontario	5	100	-	-	5	100	19	76	-	-
Robert A. Manning Edmonton, Alberta	5	100	-	-	5	100	-	-	4	100
Gerald A.B. McGavin Vancouver, British Columbia	4	80	-	-	5	100	22	88	-	-
Howard E. Pechet La Jolla, California	5	100	-	-	-	-	21	84	4	100
Robert L. Phillips Vancouver, British Columbia	5	100	-	-	5	100	-[(1)]	-	4	100
Laurence (Larry) M. Pollock Edmonton, Alberta	5	100	-	-	-	-	16	64	-	-
Alan M. Rowe Regina, Saskatchewan	5	100	-	-	5	100	15	60	-	-
Arnold J. Shell Calgary, Alberta	5	100	2	100	-	-	-	-	-[(2)]	-

(1) Mr. Phillips is an alternate member of the Loans Committee and attends only if it is anticipated that there will not be a quorum for a Loans Committee meeting.

(2) Mr. Shell was appointed to the Corporate Governance & Human Resources Committee on December 4, 2008.

Interlocking Directorships

The following table lists the directors of the Bank who served together on the boards of other public entities as at October 31, 2008. The Board does not believe that interlocking board memberships of its directors impact the ability of these directors to act in the best interests of the Bank.

Entity	Director/Trustee	Committees
Epcor Utilities Inc.	Robert L. Phillips	Human Resources and Compensation Committee
	Laurence (Larry) M. Pollock	Audit Committee Corporate Governance and Nominating Committee Human Resources and Compensation Committee
WestJet Airlines Ltd.	Allan W. Jackson	Compensation Committee (Chair) Corporate Governance and Nominating Committee Independent Committee
	Laurence (Larry) M. Pollock	Audit Committee Compensation Committee Independent Committee

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No proposed director has, within the 10 years prior to the date of this Circular, been a director or executive officer of any company that (i) was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for more than 30 consecutive days, (ii) was subject, after the proposed director ceased to be a director or executive officer, to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for more than 30 consecutive days that resulted from an event that occurred while that person was active in the capacity of director or executive officer, or (iii) during the tenure of the director or executive officer or within one year of the director or executive officer ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; except as set forth below.

- Mr. Rowe served as a director of CrownAg International Inc. from November 25, 2004 to June 14, 2005 as a nominee of a secured lender which, together with two other secured lenders, appointed a receiver of the company on June 14, 2005.
- Mr. Bellstedt, who served as a trustee of Atlas Cold Storage Income Trust, was subject to an Ontario Securities Commission cease trade order that was issued in respect of all insiders of Atlas Cold Storage Income Trust on December 2, 2003 due to the late filing of financial statements required to reflect certain restatements. The cease trade order was rescinded in January 2004.

No proposed director has, within 10 years prior to the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Directors' Shareholding Requirements

To ensure that directors' compensation is aligned with shareholders' interests, all non-management directors of the Bank are required to hold, either directly or indirectly, common shares of the Bank with a market value equivalent to five times the annual Board retainer paid to directors. Directors have three years from the date of initial appointment to comply. All directors met this requirement during the 2008 fiscal year.

AMENDMENT TO SHARE INCENTIVE PLAN

The Bank has a Share Incentive Plan (the "Plan") to provide an incentive and reward to officers and employees of the Bank and its subsidiaries who are in a position to contribute materially to the successful operation of the Bank.

On December 4, 2008, the Board approved, subject to Toronto Stock Exchange ("TSX") and shareholder approval, an amendment to the Plan to increase the number of shares issuable under the Plan by 750,000 shares.

On December 12, 2008, 883,660 options, which may be exercised at a price of $11.758 until December 11, 2013, were granted subject to obtaining approval of the Plan amendment. Of these options, 255,700 options have been granted to insiders who hold a total of 868,821 common shares and 2,808,977 options to acquire common shares at prices ranging from $10.085 expiring June 1, 2009 to $31.181 expiring December 11, 2013. If the proposed amendment to the Plan is not approved, the total number of shares reserved under the Plan as of January 1, 2009 will be 5,494,638, representing 8.657% of the Bank's outstanding common shares, and will consist of 5,291,257 shares, representing 8.34% of the Bank's outstanding common shares, issuable under outstanding options, and 203,381 shares, representing 0.32% of outstanding common shares, available to be issued under future option grants. If the proposed amendment is approved, the total number of shares reserved under the Plan as of January 1, 2009 will be 6,244,638, representing 9.84% of the Bank's outstanding common shares, and will consist of 6,174,917 shares, representing 9.73% of the Bank's issued and outstanding shares, issuable under outstanding options, and 69,721 shares, representing 0.11% of outstanding common shares, available to be issued under future option grants. If the proposed amendment is approved, the aggregate maximum number of shares that may be issued under the Plan, from its inception, will increase to 13,832,000. Since the Plan's inception on June 10, 1994, options have been exercised to purchase an aggregate of 7,336,940 shares (after giving effect to the two-for-one stock dividends distributed to shareholders on January 10, 2005 and January 18, 2007).

The TSX requires that these amendments be affirmed by at least one half of the votes cast by the holders of the Bank's common shares, excluding votes attaching to the Bank's common shares beneficially owned by those insiders to whom the Bank's common shares may be issued pursuant to the Plan and associates of these insiders. To the best of the Bank's knowledge, 5,200,308 common shares are held by such insiders and their associates and will not be counted for the purpose of determining whether the required level of shareholder approval has been obtained. The Board of Directors recommends that shareholders vote FOR the following resolution:

"RESOLVED THAT the Share Incentive Plan (the "Plan") be and is hereby amended to increase the number of common shares issuable under the Plan by 750,000 common shares."

PART III – COMPENSATION AND OTHER RELATED INFORMATION

The disclosure contained in this part of the Circular is made in accordance with requirements under securities legislation applicable to reporting issuers with a financial year-end prior to December 31, 2008.

DIRECTOR COMPENSATION

Directors are compensated for their services as directors through a combination of annual retainers and meeting attendance fees. There were 12 directors of the Bank, who also served as directors of CWT and Valiant, as at the end of the 2008 fiscal year. Mr. Pollock, who is an officer of the Bank, does not receive any fees for serving as a director of the Bank, CWT and Valiant. There were nine directors of Canadian Direct Insurance Incorporated ("CDI") during the 2008 fiscal year, of which seven are also directors of the Bank. Neither Mr. Pollock nor Mr. Young, who are officers of the Bank, receive fees for serving as a director of CDI. Directors are reimbursed for travel and other expenses when they attend meetings or conduct business on behalf of the Bank or its subsidiaries.

Annual retainers and meeting attendance fees were paid to the non-management directors on the following basis during the year ended October 31, 2008.

	CWB (excluding CDI)[1] ($)	CDI ($)
Chairman of the Board Retainer (per year)	40,000	10,000
Annual Retainer (per year)	40,000	20,000
Audit Committee Chair Retainer (per year)	15,000	7,500
Committee Chair Retainer (other than Audit) (per year)	7,500	N/A
Board Attendance Fee (per meeting)	1,500	1,500
Committee Attendance Fee (other than Audit) (per meeting)	1,500	N/A
Audit Committee Attendance Fee (per meeting)	3,000	N/A
Audit Committee Member Retainer (per year)	8,000	N/A
Committee Member Retainer (other than Audit) (per year)	4,000	N/A

(1) CWB, CWT and Valiant meetings are held concurrently and the retainers and attendance fees are allocated between these entities.

The following table shows the amounts, before withholdings, earned by the non-management directors who served as directors of CWB, CWT and Valiant during the year ended October 31, 2008.

	Board Retainer ($)	Non-Executive Chairman Retainer ($)	Committee Chair Retainer ($)	Committee Member Retainer ($)	Board Attendance Fees ($)	Committee Attendance Fees ($)	Total Fees & Retainers[1] ($)
Charles R. Allard	40,000	N/A	N/A	8,000	7,500	33,000	88,500
Albrecht W.A. Bellstedt, Q.C.	40,000	N/A	7,500	8,000	7,500	39,000	102,000
Jack C. Donald	40,000	40,000	7,500	4,000	6,000	31,500	129,000
Allan W. Jackson	40,000	N/A	7,500	8,000	7,500	37,500	100,500
Wendy A. Leaney	40,000	N/A	N/A	12,000	7,500	43,500	103,000
Robert A. Manning	40,000	N/A	15,000	4,000	7,500	21,000	87,500
Gerald A. B. McGavin	40,000	N/A	N/A	12,000	6,000	48,000	106,000
Howard E. Pechet	40,000	N/A	N/A	8,000	7,500	37,500	93,000
Robert L. Phillips	40,000	N/A	N/A	12,000	7,500	21,000	80,500
Alan M. Rowe	40,000	N/A	N/A	12,000	7,500	37,500	97,000
Arnold J. Shell	40,000	N/A	N/A	4,000	7,500	3,000	54,500

(1) CWB, CWT and Valiant meetings are held concurrently and the retainers and attendance fees are allocated between these entities.

The aggregate amount that may be paid by the Bank each financial year to its directors is $900,000. The aggregate amount that may be paid by CWT, Valiant and CDI each financial year to their directors is $400,000, $200,000 and $250,000, respectively. In the fiscal year ended October 31, 2008, the non-management directors earned a total of $703,260 from the Bank, $296,272 from CWT and $49,370 from Valiant. Non-management directors of CDI earned a total of $207,000. Non-management directors of CWB who also serve as directors of CDI earned the following amounts: Mr. Donald ($26,000), Mr. Manning ($26,000), Mr. McGavin ($33,500), Mr. Phillips ($36,000) and Mr. Shell ($26,000).

EXECUTIVE COMPENSATION

The following table summarizes the aggregate compensation paid or payable by the Bank in respect of the Bank's last three completed financial years to the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") of the Bank and to the next three most highly compensated executive officers whose salary and bonus received (or to be received) in respect of the fiscal year ended October 31, 2008 was greater than $150,000 (the "Named Executive Officers").

Summary Compensation Table

Name and Position	Year	Annual Compensation			Long-Term Compensation		All Other Compensation[3] ($)
		Salary ($)	Bonus ($)	Other Annual Compensation[1] ($)	Securities Under Options Granted[2] (#)	LTIP Payouts ($)	
L. (Larry) M. Pollock President and Chief Executive Officer	2008 2007 2006	498,750 475,000 450,000	623,438 593,750 562,500	- - -	103,102 65,000 344,000[4]	- - -	99,552 94,792 89,725
Tracey C. Ball Executive Vice President and Chief Financial Officer	2008 2007 2006	255,208 242,500 230,000	167,213 159,250 149,500	- - -	20,000 21,000 16,000	- - -	31,902 30,317 28,264
William J. Addington Executive Vice President	2008 2007 2006	231,250 220,000 208,334	151,515 144,300 136,500	22 25 27	20,000 21,000 16,000	- - -	27,902 27,500 26,044
Randell W. Garvey Executive Vice President, Corporate Support	2008 2007 2006	223,958 205,563 190,000	146,738 139,750 85,500	2,079 2,537 -	20,000 17,000 30,000[5]	- - -	28,906 25,376 23,750
Brian J. Young Executive Vice President, CWB and President and Chief Executive Officer, CDI	2008 2007 2006	231,392 219,693 208,077	151,515 144,300 136,500	- - -	20,000 21,000 14,000	- 110,697[6] 97,642[7]	11,100 11,000 10,417

(1) The value of perquisites and benefits for each Named Executive Officer does not exceed the lesser of $50,000 and 10% of the total annual salary and bonus. The amounts reported respecting Mr. Addington and Mr. Garvey represent the taxable benefit on employee loans during the Bank's fiscal year.

(2) The number of options has been adjusted to reflect a stock dividend of one share for each common share outstanding paid on January 11, 2007.

(3) The amount reported respecting Mr. Pollock is a Bank contribution to the Employee Share Purchase Plan ("ESPP") and the payment of 15% of salary into a retirement program established by him for this purpose. The amount reported respecting Mr. Young is a contribution to the ESPP. The amount reported in 2006 for Mr. Garvey represents a contribution to the ESPP and a payment made in lieu of a contribution to his Registered Retirement Savings Plan ("RRSP") as Mr. Garvey was ineligible to make further contributions to his RRSP during that year. The amounts reported respecting the remaining two Named Executive Officers and Mr. Garvey in 2008 and 2007 include both Bank contributions to the ESPP and Bank contributions to the individual's RRSP pursuant to the Bank's Group RRSP Plan.

(4) These options include a one-time grant of 320,000 retention options which were issued in accordance with the terms of Mr. Pollock's employment agreement. See "Report on Executive Compensation".

(5) Includes 16,000 options granted to Mr. Garvey upon commencement of his employment.

(6) Upon the acquisition of CDI, an executive compensation trust (the "CDI Trust") was created to purchase and hold common shares of the Bank for certain key officers of CDI, including Mr. Young. On April 30, 2007, 4,594 common shares, representing the last of the common shares held for Mr. Young by the CDI Trust, vested and were released to Mr. Young. The amount represents the value of these shares based on the closing price on April 30, 2007, plus the amount of the dividends received on such shares.

(7) On April 30, 2006, 2,298 common shares held by the CDI Trust vested and were released to Mr. Young. The amount represents the value of these shares, based on the closing price on April 28, 2006, the last trading day prior to the vesting date.

SHARE INCENTIVE PLAN

The following table shows information concerning grants of stock options under the Bank's Share Incentive Plan during the financial year ended October 31, 2008 to each of the Named Executive Officers.

Option Grants During the Most Recently Completed Financial Year

Name	Date Stock Options Granted	Stock Options Granted (#)	Percentage of Total Options Granted in Fiscal 2008 (%)	Exercise Price [(1)] ($/Security)	Market Value of Securities Underlying Options on Date of Grant[(2)] ($/Security)	Expiration Date[(3)]
L. (Larry) M. Pollock	December 14, 2007	52,812	4.23	31.181	31.89	December 13, 2012
L. (Larry) M. Pollock	June 13, 2008	30,000	2.40	26.098	25.90	June 12, 2013
L. (Larry) M. Pollock	September 12, 2008	20,290	1.62	21.445	21.85	September 11, 2013
Tracey C. Ball	December 14, 2007	10,000	0.80	31.181	31.89	December 13, 2012
Tracey C. Ball	June 13, 2008	10,000	0.80	26.098	25.90	June 12, 2013
William J. Addington	December 14, 2007	10,000	0.80	31.181	31.89	December 13, 2012
William J. Addington	June 13, 2008	10,000	0.80	26.098	25.90	June 12, 2013
Randell W. Garvey	December 14, 2007	10,000	0.80	31.181	31.89	December 13, 2012
Randell W. Garvey	June 13, 2008	10,000	0.80	26.098	25.90	June 12, 2013
Brian J. Young	December 14, 2007	10,000	0.80	31.181	31.89	December 13, 2012
Brian J. Young	June 13, 2008	10,000	0.80	26.098	25.90	June 12, 2013

(1) The exercise price is the average of the average daily trading price for the four days preceding the date of the grant and date of the grant.
(2) Market Value represents the closing price on the TSX on the date of grant.
(3) Options vest on the third anniversary of the date of grant.

The following table shows the number of shares issued resulting from the exercise of options by each Named Executive Officer during the financial year ended October 31, 2008 and the total number of shares issuable on the exercise of options which have been granted to such Named Executive Officers and are outstanding as at the end of the financial year.

Aggregate Options Exercised During the 2008 Financial Year and Financial Year-End Option Values

Name	Securities Acquired On Exercise[(1)] (#)	Aggregate Value Realized[(2)] ($)	Unexercised Options at Financial Year-End (#)		Value of Unexercised In-The-Money Options at Financial Year-End[(3)] ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
L. (Larry) M. Pollock	87,172	2,452,817	176,000	512,102	990,228	-
Tracey C. Ball	18,070	424,480	96,000	57,000	610,392	-
William J. Addington	52,000	876,642	54,000	57,000	259,290	-
Randell W. Garvey	-	-	-	67,000	-	13,712
Brian J. Young	-	-	110,000	55,000	745,096	-

(1) The number in this column refers to the number of common shares of the Bank that were issued upon exercise of the related option or upon surrender of the option under the cashless settlement alternative provided for in the Bank's Share Incentive Plan.
(2) Aggregate value realized was calculated using the closing price on the TSX on the date exercised less the exercise price.
(3) Values of unexercised in-the-money options at fiscal year end were calculated using the closing price on the TSX at fiscal year end ($18.44) less the exercise price.

DEFINED BENEFIT PENSION PLANS

Pension Plan for President and Chief Executive Officer, Canadian Western Bank

The Bank has established an individual pension plan for Mr. Pollock, the President and Chief Executive Officer of the Bank. The plan provides benefits on a defined benefit basis for service prior to January 1, 1996 and on a defined contribution basis for service after December 31, 1995. The defined benefit plan provides a benefit of 2% of the three-year final average base salary for each year of credited service, subject to the *Income Tax Act* (Canada) maximum of $2,333 for each year of credited service. This maximum is scheduled to gradually increase to $2,444 in 2009. The benefit is payable for Mr. Pollock's lifetime with 66.67% continuation to his spouse following his death. The normal retirement age is age 65. Retirement prior to age 65 is subject to a reduction in pension on an actuarial equivalent basis. The following table shows the estimated annual benefits payable assuming retirement at age 65 based on specific categories of average salary and years of service.

Final Average Salary ($)	Pension Amount by Years of Service ($)[1]				
	15	20	25	30	35
400,000	37,000	49,000	61,000	73,000	86,000
450,000	37,000	49,000	61,000	73,000	86,000
500,000	37,000	49,000	61,000	73,000	86,000
550,000	37,000	49,000	61,000	73,000	86,000

(1) The amounts assume an *Income Tax Act* (Canada) maximum of $2,444 for each year of credited service.

Mr. Pollock's defined benefit credited service is frozen at 27.6 years, resulting in an estimated annual defined benefit pension of $67,454 at age 65. The benefits listed in the table are not subject to deduction for social benefits or other offset amounts.

The funded ratio of the defined benefit plan was 150% as of December 31, 2007, the date of the last actuarial valuation report. As Mr. Pollock is entitled to all plan assets under the individual pension plan, any surplus will accrue to him. Accordingly, the value of the individual pension plan obligation is equal to the value of plan assets. At October 31, 2008, the value of the plan assets was $1,320,000.

Pension Plan for President and Chief Executive Officer, Canadian Direct Insurance Incorporated

CDI has established a defined benefit pension program for Mr. Young, the President and Chief Executive Officer of CDI, who is also an Executive Vice President of the Bank. The pension program consists of a registered pension plan, which provides benefits up to the *Income Tax Act* (Canada) maximums, and a non-registered unfunded supplemental arrangement, which provides benefits in excess of the *Income Tax Act* (Canada) maximums. The pension formula for the combined plans provides a benefit of 1.8% of the three-year final average Year's Maximum Pensionable Earnings ("YMPE") and 2.5% of the three year final average base salary in excess of the three year final average YMPE for each year of credited service. The pension program represents a continuation of his pension arrangement in place prior to the acquisition of CDI. The combination of the pension from the CDI plan and the fixed pension earned prior to the acquisition will be equivalent to the pension payable had the acquisition not taken place. The pension is payable for Mr. Young's lifetime with a guarantee of 120 monthly payments. The normal retirement age is age 60. Retirement prior to age 60 is subject to a 3% per year reduction for each year the actual retirement age precedes age 60. The following table shows the estimated annual pension payable from both the registered and supplemental plans assuming retirement at age 60 based on specific categories of average salary and years of service.

Final Average Salary ($)	Pension Amount by Years of Service ($)		
	5	10	15
200,000	25,000	48,000	72,000
250,000	47,000	77,000	107,000
300,000	71,000	106,000	142,000
350,000	94,000	136,000	178,000
400,000	117,000	166,000	214,000

Mr. Young is required to contribute 3% of base salary to the pension plan each year. Mr. Young's credited service as of October 31, 2008 is 4.5 years and his projected credited service at age 60 is 7.25 years. His estimated annual pension at age 60 from the CDI plan, assuming no increases in salary, is $51,696. The benefits listed in the table are not subject to deduction for social benefits or other offset amounts.

The accrued pension obligation at October 31, 2008 is $396,000 ($384,000 at October 31, 2007) and the 2008 pension service cost is $56,026 ($56,168 for 2007). The accrued pension obligation is the value of the projected pension benefit earned for service up to October 31, 2008. The pension service cost is the value of the projected pension benefit earned for the year of service credited in the fiscal year. These values are determined in accordance with generally accepted accounting principles and are dependent on the actuarial assumptions used for the year.

The estimated annual pension benefits, accrued pension obligation and annual pension service cost are based on methods and assumptions that are not identical to those used by other companies and, as a result, may not be directly comparable across companies. These amounts may change over time due to factors such as changes in assumptions and salary levels.

TOTAL COMPENSATION

The following tables present the estimated value of the total compensation of each Named Executive Officer for the three most recently completed fiscal years. Estimated total compensation includes all variable compensation, whether paid in cash or stock-based, as well as the estimated annual cost of retirement benefits.

L. (Larry) M. Pollock **President and Chief Executive Officer**	**2008** **($)**	**2007** **($)**	**2006** **($)**
Base Salary	498,750	475,000	450,000
Performance-based Compensation			
Cash Bonus	623,438	593,750	562,500
Stock Options(1)	594,911	307,550	100,518
Retention Options(1)(2)	-	-	1,568,302
Total Direct Compensation	1,717,099	1,376,300	2,681,320
Other Compensation	99,552	94,792	89,725
Annual Pension Service Cost(3)	-	-	-
Total Compensation	1,816,651	1,471,092	2,771,045

Tracey C. Ball Executive Vice President and Chief Financial Officer	2008 ($)	2007 ($)	2006 ($)
Base Salary	255,208	242,500	230,000
Performance-based Compensation			
Cash Bonus	167,213	159,250	149,500
Stock Options[1]	118,132	103,005	67,012
Total Direct Compensation	540,553	504,755	446,512
Other Compensation	31,902	30,317	28,264
Annual Pension Service Cost[4]	N/A	N/A	N/A
Total Compensation	572,455	535,072	474,776

William J. Addington Executive Vice President	2008 ($)	2007 ($)	2006 ($)
Base Salary	231,250	220,000	208,334
Performance-based Compensation			
Cash Bonus	151,515	144,300	136,500
Stock Options[1]	118,132	103,005	67,012
Total Direct Compensation	500,897	467,305	411,846
Other Compensation	28,906	27,500	26,044
Annual Pension Service Cost[4]	N/A	N/A	N/A
Total Compensation	529,803	494,805	437,890

Randell W. Garvey Executive Vice President, Corporate Support	2008 ($)	2007 ($)	2006 ($)
Base Salary	223,958	205,563	190,000
Performance-based Compensation			
Cash Bonus	146,738	139,750	85,500
Stock Options[1]	118,132	82,258	110,030
Total Direct Compensation	488,828	427,571	385,530
Other Compensation	27,902	25,376	23,750
Annual Pension Service Cost[4]	N/A	N/A	N/A
Total Compensation	516,730	452,947	409,280

Brian J. Young Executive Vice President, CWB and President and Chief Executive Officer, CDI	2008 ($)	2007 ($)	2006 ($)
Base Salary	231,392	219,693	208,077
Performance-based Compensation			
Cash Bonus	151,515	144,300	136,500
Stock Options[1]	118,132	103,005	58,636
Total Direct Compensation	501,039	466,998	403,213
Other Compensation[5]	11,100	121,697	108,059
Annual Pension Service Cost[3]	56,026	56,168	50,097
Total Compensation	568,165	644,863	561,369

(1) The estimated fair value of stock options is calculated at the grant date using a binomial option pricing model with the following variables and assuming (i) risk-free interest rate of 3.8% in 2008, 4.2% in 2007 and 4.3% in 2006; (ii) expected option life of 4.0 years in 2008 and 2007 and 4.5 years in 2006; (iii) expected volatility of 22.9% in 2008 and 19% in 2007 and 2006; and (iv) expected dividends of 1.5% in 2008, 1.3% in 2007 and 1.1% in 2006.

(2) These options represent a one-time grant issued in accordance with the terms of Mr. Pollock's employment agreement. See "Report on Executive Compensation".

(3) The annual pension service cost only applies to Mr. Young and is the value of the projected pension benefit earned for the year of service credited in the fiscal year. This value is determined in accordance with generally accepted accounting principles and is dependent on the actuarial assumptions used for the year. The annual pension service cost for Mr. Pollock is $nil because the Bank is unable to make contributions to the defined contribution provision due to the plan's surplus position.

(4) Ms. Ball, Mr. Addington and Mr. Garvey participate in the Bank's Group RRSP Plan. In 2006, Mr. Garvey was ineligible to contribute to an RRSP during the year and received funds in lieu of the Bank's contribution to his RRSP. Bank contributions are included in Other Compensation.

(5) Includes the value of common shares of the Bank held in the CDI Trust, which vested and were released to Mr. Young in 2007 and 2006.

EXECUTIVE CONTRACTS

President and Chief Executive Officer of Canadian Western Bank

The President and CEO of the Bank has an employment agreement with the Bank which provides that if the CEO's employment is terminated without cause, or if the Bank is sold, merged or liquidated, or if its normal operations are changed in such a manner as to eliminate the CEO or the position, then the Bank will pay the CEO a termination and compensation settlement equal to twice the product obtained by averaging the two most recent full years of total compensation immediately prior to termination while employed with the Bank, unless he accepts a position with another employer prior to payment of the settlement. The total compensation includes all bonuses and benefits, but excludes any options granted to the CEO.

The CEO was also entitled as of January 2, 2007 to a retiring allowance equal to 18 months of salary. The retiring allowance is payable at the earlier of the CEO's retirement date and the date the CEO attains the age of 65. Further details on the CEO's employment agreement are provided under "Report on Executive Compensation".

President and Chief Executive Officer of Canadian Direct Insurance Incorporated

The President and CEO of CDI has an employment agreement with CDI which provides that if his employment is terminated without cause, CDI is sold, merged or liquidated or CDI's normal operations are changed in such a manner as to eliminate substantively his position, then CDI will pay the President and CEO a termination and compensation settlement, unless he decides to remain with CDI or he accepts a senior position with any company prior to payment of the settlement. The dollar value of such settlement shall be determined by averaging the two most recent full years of total compensation and multiplying that average by 22/12. Total compensation includes bonuses and all benefits, but excludes any options granted to Mr. Young.

REPORT ON EXECUTIVE COMPENSATION

Compensation Objectives

In considering any changes, the members of the Corporate Governance & Human Resources Committee recognize total compensation arrangements are designed in order to:

1. attract and retain competent motivated individuals at all levels;
2. relate the financial success of the employee with shareholder interests;
3. allow the individuals to share in the success of the Bank; and
4. encourage individuals to focus on and be motivated by the long-term success of the Bank.

Elements

A. Base Salary

The goal of the Corporate Governance & Human Resources Committee is to ensure a fair base salary relative to a comparator group while allowing significant room for both short-term and long-term performance incentives, arriving at a total salary and cash bonus compensation level of between the 50th and 75th percentile of the comparator group.

B. Short-Term Incentive

The Bank has a bonus program for senior management (officers at the level of Vice President or higher, but not including the CEO). The program recognizes the achievement of individual and departmental performance goals but is primarily reflective of the Bank's annual success relative to budget. For these officers, the range of bonus opportunity for the 2008 fiscal year was to a maximum of 65% of annual base salary, with the actual percentage potential determined by the level of the officer's position. The more senior the position, the greater the "at risk" component of total compensation.

C. Long-Term Incentive

The Bank's long-term incentive plan is considered an integral part of the Bank's total compensation strategy and has been designed to address several important objectives, which are to:

1. align the interests of senior employees with the long-term success of the Bank;
2. motivate and retain key high performing individuals;
3. align the financial rewards of key high performing individuals with those of the shareholders; and
4. ensure the program minimizes the dilutive impact of the stock option program.

Share Incentive Plan

The above long-term objectives are addressed through the Bank's Share Incentive Plan. Stock options are granted to individuals in management level positions who have performed at a satisfactory level or better.

In order to accomplish these objectives, the Bank has decided not to grant, in any year, options exercisable for more than 2% of the outstanding common shares and to limit the number of options outstanding to a maximum of 10% of the outstanding common shares of the Bank.

Under the Plan, the exercise price and term of an option are determined by the Board; however, the exercise price of an option must not be less than the weighted average trading price of the Bank's common shares on the TSX for the four consecutive trading days preceding the day on which the option is granted plus the day of grant, and the term of the option may not be more than eight years from the date of the grant. The term of the option is subject to early termination in the event of termination of employment. Options vest according to dates established by the Corporate Governance & Human Resources Committee but are normally three years after the date of the grant. The Committee may, in its sole discretion, accelerate the time at which any options may be exercised in whole or in part. In the event 90% or more of the outstanding common shares are acquired by an entity, all outstanding options immediately vest. Options are not transferable except in limited circumstances. The Plan does not contain a specified limit on the number of options that may be granted to insiders, as a group, or to any one person under the Plan. As at January 1, 2009, 2,808,977 shares representing 44.982% of the shares available under the Plan, if amended, have been reserved for issuance under options granted to insiders of the Bank. No financial assistance is provided to any option holder to facilitate the exercise of outstanding options.

If an option holder is terminated for cause, options which are exercisable must be exercised within 30 days and options which are not exercisable are immediately forfeited. If the option holder is terminated other than for cause or resigns, options which are exercisable must be exercised within one year or 90 days, respectively, and options which are not exercisable are immediately forfeited. If an option holder retires, depending upon the date the options were granted, one of the following applies: a) options which are exercisable on the date of retirement must be exercised within two years of retirement and options which are not exercisable continue to vest for two years and must be exercised within one year of vesting, or b) all options that would have vested within two years of retirement vest and all unexercised options must be exercised within 18 months of retirement. If an option holder dies, all options immediately vest and must be exercised within two years from the date of death. In no event may an option be exercised after its expiry date, except where the expiry date falls within or immediately after a trading blackout period imposed by the Bank on its employees, directors and officers, in which case the Plan provides for a limited extension of time for exercise of up to ten business days following the end of the blackout period.

The Plan provides an option holder with a cashless settlement alternative, whereby the value of the options at the time of exercise can be settled by the surrendering of the options for "Substituted Rights" and the immediate conversion of those rights into common shares. One of the benefits of the cashless settlement is that the rate of dilution is reduced.

As opposed to issuing the number of shares equivalent to the number of options that have been exercised, the number of shares to be issued is determined by the following formula:

$$\text{Number of Common Shares} = \text{Number of Substituted Rights} \times \frac{(\text{Current Price} - \text{Exercise Price})}{\text{Current Price}}$$

Where:

(a) "Current Price" means the closing price of the Common Shares on the TSX on the date the notice of exchange is delivered to the Bank; and

(b) "Exercise Price" means the exercise price of the options.

If an option holder elects to exercise any option that was granted on or after September 1, 2004 (as opposed to exercising the cashless settlement alternative), the Bank may require the option holder elect the cashless settlement alternative.

The Plan may be amended by the Board at any time, subject to applicable law (including, without limitation, the rules, regulations and policies of the TSX), if any, that requires the approval of shareholders or any governmental or regulatory body. Without limiting the generality of the foregoing, the Board may make the following types of amendments to the Plan without seeking shareholder approval:

(a) amendments of a "housekeeping" nature;
(b) amendments necessary to comply with the provisions of applicable law or regulation;
(c) a change to the vesting provisions of a security or the Plan;
(d) a change to the termination provisions of an option or the Plan which does not entail an extension beyond the original expiry date;
(e) amendments respecting administration of the Plan;
(f) the addition, removal or modification of a cashless exercise feature, payable in cash or Common Shares, whether or not it provides for a full deduction of the number of underlying Common Shares from the Plan reserve;
(g) amendments necessary to suspend or terminate the Plan; and
(h) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

Shareholder approval is required for the following types of amendments:

(i) amendments to the number of Common Shares issuable under the Plan, including an increase to a fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage;
(ii) any amendment which reduces the exercise price or purchase price of an option;
(iii) any amendment extending the term of an option beyond its original expiry date except as otherwise permitted by the Plan;
(iv) the adoption of any option exchange involving the cancellation and reissuance of options;
(v) an amendment which would permit options to be transferred or assigned to an arms length third party who is not an associate, affiliate or legal representative of the option holder;
(vi) any amendment expanding participants to include non-employee directors; and
(vii) amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

To the extent of any conflict between subsections (a) to (h) and subsections (i) to (vi) above, the latter shall prevail.

The Board may, in its discretion, suspend or terminate, or fix a date for the termination of the Plan. No such termination shall affect any grants previously made which have neither expired nor been terminated.

During the last fiscal year, the Board approved minor housekeeping changes to the Plan. At the shareholders' meeting that was held on March 6, 2008, the shareholders approved amendments to increase the number of shares issuable under the Plan by 950,000 common shares and to require shareholder approval prior to certain amendments to the Plan.

Group RRSP

All officers (other than those for whom the Bank has arranged a pension plan) are eligible to participate in the Bank's Group RRSP. The Bank contributes an amount equal to 3% of base salary and matches the employee's contribution up to an additional 4.5%. If the maximum contribution exceeds the RRSP contribution limit for that year, the individual's contribution is reduced. The Bank's contributions vest immediately.

Weighting

Components of overall compensation vary with the position and that particular position's ability to impact the Bank's success. The following table outlines the Bank's current mix of executive compensation components:

Title	Base as a % of Total Compensation	Short-Term Bonus Incentive as a % of Base	Short-Term Bonus as a % of Total Compensation	Long-Term Incentive as a % of Base[2]	Long-Term Incentive as a % of Total Compensation[2]
President & CEO	25%	100%[1]	25%	110%	50%
Executive Vice President	40%	65%	25%	80%	35%
Senior Vice President	45%	45%	25%	60%	30%

(1) While the target bonus is 100% of salary, the maximum for this position is 125% of base salary.
(2) Value determined by using a projected price for options minus the price at the time of grant times the number of options granted.

Compensation of the President and Chief Executive Officer

The components of the CEO's total compensation consist of salary and benefits, an annual bonus, stock options and a contribution to a retirement program of his choice.

The short-term incentive program for the CEO is tied directly to the Bank's financial results and includes three major areas: Leadership weighted at 33%, Shareholder Value weighted at 37%, and Operational Results weighted at 30%. Each of these areas contains specific targets, which are established and/or reviewed on an annual basis. It is expected that a bonus, equivalent to 100% of salary, will be paid if all targets are met. An additional 25% of annual salary is possible if performance exceeds one or more of the specified targets. The maximum payment under this program is 125% of annual base salary. After reviewing the financial results, the Corporate Governance & Human Resources Committee also considers extraordinary circumstances which may have contributed to the results, subsequent to the setting of the targets. Further, the Corporate Governance & Human Resources Committee has determined to maintain a certain degree of flexibility to ensure long-term strategic decisions are not compromised to attain better short-term results.

Given the unprecedented turmoil in financial and credit markets over the past fiscal year, the Corporate Governance & Human Resources Committee was very pleased with the performance of the Bank in 2008 under the leadership of Mr. Pollock. Several new records were achieved during the year: net income for fiscal 2008 was $102 million, a 6% increase over fiscal 2007; loans grew by 16% to $1.2 billion, while maintaining credit quality; and total assets at October 31, 2008 were $10.6 billion, 11% higher than the prior year. The Bank's overall efficiency was excellent again this year with an efficiency ratio (teb) of 45.2% compared to a target of 45%. The Committee noted that the volatility and uncertainty in the financial markets during fiscal 2008 had adversely impacted net interest income due to compressed net interest margins. As a result, CWB did not achieve all of its fiscal 2008 performance targets which, in turn, affected certain targets within the Shareholder Value and Operational Results components of Mr. Pollock's evaluation. The Committee reviewed the factors which impacted these targets and noted that these factors were largely reflective of systemic problems in the financial markets rather than performance issues specific to the Bank. The Bank had no direct exposure to any troubled asset-backed commercial paper, collateralized debt obligations, credit default swaps, U.S. subprime mortgages or monoline insurers. The Committee also noted that certain targets had not been met due to management's decision to act prudently and carry excess liquidity to protect the Bank in light of market uncertainty. Furthermore, several diversification initiatives were achieved during the year, and the Bank remained well positioned to capitalize on future opportunities. After consideration of these factors, the Committee determined that Mr. Pollock had demonstrated superior leadership during a challenging year which had resulted in strong business performance notwithstanding such performance was not reflected in the Bank's share price. The Committee therefore awarded Mr. Pollock a bonus of 125% of base salary.

In order to ensure continuity of management, as well as "management culture", the Bank entered into an employment agreement with Mr. Pollock during fiscal 2006. This employment agreement provided for the one-time issuance of 320,000 options (the "Retention Options") (after adjustment for the stock dividend paid on January 18, 2007) which were granted on May 31, 2006 at a post stock dividend exercise price of $21.458. These options vest, become exercisable and expire in accordance with the following chart.

# of Options Granted[1]	Date Vested	Age	Exercisable Date[2]	Expiry Date
40,000	January 2, 2007	60	June 1, 2009	April 30, 2011
40,000	January 2, 2008	61	June 1, 2010	April 30, 2012
60,000	January 2, 2009	62	June 1, 2011	April 30, 2013
80,000	January 2, 2010	63	January 1, 2012	July 1, 2013
100,000	January 2, 2011	64	January 1, 2012	July 1, 2013

(1) The number of options has been adjusted to reflect the stock dividend of one share for each common share outstanding, which was paid on January 18, 2007 to shareholders of record on January 11, 2007.
(2) Date exercisable is subject to normal trading blackouts.

If any of the Retention Options have not vested as of the date Mr. Pollock ceases to be employed by the Bank, such options are forfeited. Vested Retention Options and other options granted under the Plan are governed by the Plan and become exercisable in accordance with the termination provisions of the Plan.

The employment agreement also provides for the issuance in each calendar year of that number of options with an exercise price aggregating to three times Mr. Pollock's base salary as at November 1 of the prior calendar year. In accordance with the employment agreement, Mr. Pollock was granted 50,290 options during the 2008 calendar year with an aggregate exercise price of $1,220,337.

Shareholding Requirements for Executive Officers

The Bank encourages its employees to participate in ownership of the Bank through the Plan and its Employee Share Purchase Plan as long-term incentives. The Board has adopted a policy which requires the five Named Executive Officers to hold shares with a market value of not less than the amount set out below.

President and CEO	4 times annual salary
Next Four Positions	1 times annual salary

Each Named Executive Officer must achieve the minimum shareholdings within three years of the executive's appointment. All Named Executive Officers met this minimum shareholding requirement as at October 31, 2008 based on the average trading price on that date.

Composition of Corporate Governance & Human Resources Committee

The members of the Corporate Governance & Human Resources Committee for the fiscal year ended October 31, 2008 are identified below. No member of the Corporate Governance & Human Resources Committee has ever been an officer or employee of the Bank.

Jack C. Donald, Chair
Albrecht W.A. Bellstedt, Q.C.
Allan W. Jackson
Robert A. Manning
Howard E. Pechet
Robert L. Phillips

STOCK PERFORMANCE GRAPH

Five-Year Total Shareholder Return on $100 Investment (assuming reinvestment of dividends)



400
300
200
100
0

	2003	2004	2005	2006	2007	2008
Canadian Western Bank	100	121	182	221	326	199
S&P/TSX Financials Index (Total Return)	100	121	140	169	195	139
S&P/TSX Composite Index (Total Return)	100	116	138	168	204	140

The above graph shows the cumulative return over five years of $100 invested in common shares of CWB as at October 31, 2003 compared to the cumulative return of $100 invested in the S&P/TSX Composite Index and in the S&P/TSX Financials Index over the same period.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table lists the number of securities to be issued upon the exercise of outstanding options, the weighted-average exercise price of the outstanding options and the number of securities remaining for future issuance under equity compensation plans as at October 31, 2008.

Plan Category	Number of Securities To Be Issued Upon Exercise Of Outstanding Options, Warrants And Rights	Weighted-Average Exercise Price Of Outstanding Options, Warrants And Rights ($)	Number Of Securities Remaining Available For Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by shareholders	5,204,882	20.83	300,522
Equity compensation plans not approved by shareholders (1)	-	-	-
Total	5,204,882	20.83	300,522

(1) Subsequent to October 31, 2008, the Board approved an increase to the number of shares issuable under the Bank's Share Incentive Plan and granted 883,660 options subject to shareholder and TSX approval. Approval of the shareholders is being sought at the meeting. See "Business of the Meeting – Amendment to Share Incentive Plan".

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors are or were indebted to the Bank for any purpose during the course of the financial year. No executive officers are; or have been during the course of the financial year, indebted to the Bank with respect to indebtedness entered into in connection with a purchase of securities of the Bank or any of its subsidiaries. There is no indebtedness to any subsidiaries of the Bank, and neither the Bank nor any of its subsidiaries has issued any guarantees, support agreements, letters of credit or other similar arrangements to another entity in connection with indebtedness to that entity by any officer, director or employee or former officer, director or employee of the Bank or any of its subsidiaries.

The table below shows the aggregate indebtedness to the Bank of all executive officers, directors, employees and former executive officers, directors and employees of the Bank and its subsidiaries as at December 31, 2008. This amount excludes routine indebtedness as defined under Canadian securities laws, except for indebtedness in the form of residential mortgages to officers, directors and employees, which is included.

Aggregate Indebtedness

AGGREGATE INDEBTEDNESS ($)		
Purpose	**To the Bank or its Subsidiaries as at December 31, 2008**	**To Another Entity as at December 31, 2008**
Share purchases	-	-
Other	83,890,862[1]	-

[1] $58,860,733 of which represents indebtedness in the form of residential mortgages.

Non-Routine Indebtedness of Directors and Executive Officers [1] [2]

The table below shows the aggregate non-routine indebtedness of directors and executive officers of the Bank and their associates.

Name and Principal Position	Involvement of Bank or Subsidiary	Largest Amount Outstanding During 2008 Financial Year ($)	Amount Outstanding as at December 31, 2008 ($)
Dennis Crough Vice President, Credit Risk Management	Lender	193,533	185,838[3]
Randell Garvey Executive Vice President, Corporate Support	Lender	436,768	442,541 [4]
Richard Gilpin Senior Vice President, Credit Risk Management	Lender	342,214	310,394[4]
Ricki Golick Senior Vice President and Treasurer	Lender	237,438	230,310[3]
Carolyn Graham Vice President and Chief Accountant	Lender	206,416	194,636[3]
Darrell Jones Vice President and Chief Information Officer	Lender	356,525	348,366[4]
Peter Morrison Vice President, Marketing and Product Development	Lender	63,102	-

Name and Principal Position	Involvement of Bank or Subsidiary	Largest Amount Outstanding During 2008 Financial Year ($)	Amount Outstanding as at December 31, 2008 ($)
Greg Sprung Senior Vice President and Regional General Manager	Lender	167,500	165,845[5]
Jack Wright Senior Vice President and Regional General Manager	Lender	76,353	82,032[5]

(1) Routine indebtedness is defined to include (i) loans of $50,000 or less to directors, or executive officers, that are made on terms no more favourable than the terms on which loans are made to employees generally; (ii) loans to directors and executive officers who are full-time employees, if these loans are fully secured by their residence and do not exceed their annual salary; and (iii) loans to directors or proposed nominees for election as a director if made on the same terms as available to other customers and involve no more than usual risks.

(2) "Executive Officer" means: a chair, vice-chair, president, a vice president in charge of a principal business unit, division or function (including sales, finance or production), and an officer of CWB or any of its subsidiaries who performed a policy-making function in respect of CWB, or any other individual who performed a policy-making function in respect of CWB.

(3) Represents a mortgage on the borrower's main residence. Such loan is granted according to the standards applicable to customers, except for the interest rate, which is at the rate posted for the Bank's customers less 3%, to a minimum of 3%.

(4) Represents a Western Choice Home Equity Plan ("WCHEP") securing a fixed term mortgage and/or a personal line of credit ("LOC") on an interest only basis. Such loans are granted according to the standards applicable to customers, except for the interest rate, which is at the rate posted for the Bank's customers less 3%, to a minimum of 3% on the mortgage, and at the government prescribed rate ("GPR") for the LOC. The GPR was 5% from November 1, 2007 to December 31, 2007, 4% from January 1, 2008 to June 30, 2008, and 3% from July 1, 2008 to December 31, 2008.

(5) Represents a LOC or demand loan at the GPR.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Bank has purchased, at its expense, group liability insurance in the amount of $80 million for its protection and for the protection of its directors and officers. The Bank paid a total premium of $408,115 relating to the policy covering the year ended October 31, 2008. There is a deductible of $50,000 for each Bank loss but no deductible applicable to a loss relating to only one officer or director or to the aggregate of all officers and directors.

PART IV – CORPORATE GOVERNANCE

INTRODUCTION

Sound and effective corporate governance has always been a priority for Canadian Western Bank. The Board of Directors and management of the Bank are committed to govern and maintain the Bank's operations effectively and efficiently within its regulatory environment. Corporate governance policies are reviewed regularly for improvement and are designed to strengthen the ability of the Board to effectively supervise management and enhance long-term shareholder value.

The Board's Corporate Governance & Human Resources Committee provides direction, monitors compliance and makes recommendations to the Board to enhance corporate performance and promote ongoing improvement in Board effectiveness.

THE BOARD OF DIRECTORS

Independence

The Board has reviewed the status of each of its directors to determine whether such director is "independent" as defined in National Instrument 58-101 *Disclosure of Corporate Governance Practices* ("NI58-101") and "affiliated" as defined by the affiliation regulations set forth in the Bank Act. The review included the completion of self-assessment questionnaires by each of the directors and a detailed review of the responses by the Conduct Review Committee. As a result of this review and after consideration of all business, charitable and family relationships among the directors and the Bank, the Board has determined that all of the directors, except Mr. Pollock, (or 92% of the Board) are both independent and not affiliated with the Bank. Mr. Pollock is not independent and is affiliated with the Bank as a result of his position as President and Chief Executive Officer of the Bank. It is a requirement under the Bank Act that the Chief Executive Officer be a director of the Bank.

Other Directorships

The names of all other reporting issuers on which each director of the Bank serves as a director is set out in this Management Proxy Circular under the heading "Election of Directors" on page 5.

Board Meetings

The Board held four regular meetings and one special meeting during fiscal 2008. At the end of every regularly scheduled Board meeting, a session was held without any management, including the CEO, present.

Chairman

Mr. Jack Donald is the Chairman of the Board. Mr. Donald is an independent director as defined in NI58-101. As Chairman of the Board, his responsibilities include ensuring that the Board functions effectively and independently of management and that it meets it obligations and responsibilities as set out in its mandate.

Attendance Record

Directors are expected to attend the Annual Meeting as well as board meetings and meetings of committees on which they serve. During the period from November 1, 2007 to October 31, 2008, the Board of Directors held five meetings, the Conduct Review Committee held two meetings, the Audit Committee held five meetings, the Corporate Governance & Human Resources Committee held four meetings, and the Loans Committee held 25 meetings. In all, there were five Board meetings and 36 committee meetings.

A summary of the record of attendance of directors at each meeting of directors and at each committee meeting held during the year ended October 31, 2008, as required by NI58-101 and the Bank Act, is set out in this Management Proxy Circular under the heading "Election of Directors" on page 5.

BOARD MANDATE

The Board's Mandate sets out the Board's purpose, organization, duties and responsibilities. A copy of the mandate is attached hereto as Appendix "A".

POSITION DESCRIPTIONS

The Board has developed written position descriptions for the Chairman of the Board as well as the Chair of each board committee. The Board has also developed a written position description for the CEO.

ORIENTATION AND CONTINUING EDUCATION

The Bank has not adopted a formalized process of orientation for new Board members although all directors are provided with a Directors' Manual, which includes a copy of all Board and committee mandates and policies, the Bank's by-laws and other reference material. New directors are also provided the opportunity to meet with senior management and other directors.

Directors are kept informed as to matters impacting, or which may impact, the Bank's operations through reports and presentations at the quarterly Board meetings. Special presentations on specific business operations are also provided to the Board. In 2008, quarterly presentations were made to the Board on the liquidity and market issues associated with the disruption in the financial markets. The Board also reviewed the Bank's people strategy.

ETHICAL BUSINESS CONDUCT

Code of Conduct

The Bank has a written code of conduct for its directors and a written code of conduct for its officers and employees. A copy of both of these codes may be found on the Bank's website at www.cwbankgroup.com. The Board monitors compliance with the codes by requiring each director, officer and employee to annually sign a certificate confirming his/her compliance with the applicable code. To the knowledge of the Board, there have been no departures from the code during fiscal 2008 that would have required the filing of a material change report.

Related Party Transactions

In the event a director or executive officer has a material interest in any transaction or agreement considered by the Board, or any committee of the Board, such interest must be declared and recorded in the minutes of the meeting and the director or executive officer must vacate the meeting while the transaction or agreement is being discussed. The responsibilities of the Conduct Review Committee include establishing procedures to ensure disclosure and review of related party transactions in accordance with the requirements under the Bank Act. These procedures include obtaining an annual certificate from each director and officer of the Bank, which certificate discloses all related parties of the director or officer and any related party transactions with the Bank.

Culture of Ethical Business Conduct

The Board believes that a culture of strong corporate governance and ethical business conduct must be endorsed by the Board and the executive officers. The codes of conduct address many areas of business conduct. A whistleblower procedure for the Bank has been established through which complaints or concerns regarding questionable audit or accounting matters may be made.

The Bank has adopted a corporate disclosure policy which is reviewed annually. Quarterly and annual financial documents are reviewed by an internal Disclosure Committee prior to being recommended for Board approval and CEO/CFO certification of annual and interim filings. Inquiries and requests for information from shareholders and potential investors receive prompt attention from an appropriate officer. The Bank's quarterly earnings conference calls with analysts and institutional investors are broadcast live, via the Internet, and archived on the Bank's website for sixty days. The calls are also accessible on a live and recorded basis via telephone to interested retail investors, the media and members of the public. The Bank also includes all significant disclosure documents on its website at www.cwbankgroup.com.

The Bank has engaged an independent Ombudsman to receive complaints from banking clients who are unable to obtain satisfaction from the internal complaint handling process.

NOMINATION OF DIRECTORS

Nominating Committee

The Corporate Governance & Human Resources Committee has responsibility for identifying new candidates for board nomination. As of the date of this Circular, this committee is comprised of seven directors, all of whom are independent. The mandate of this committee in respect of nomination and board assessment matters specifically sets out the following duties and responsibilities:

- identify and recommend to the Board qualified candidates to be considered for Board membership;
- review, monitor and make recommendations regarding new director orientation and the ongoing development and education of existing Board members;
- evaluate at least biennially Board effectiveness, membership, selection criteria, composition and size and make recommendations to the Board and, on alternate years, evaluate the involvement and contribution of individual members; and
- make recommendations to the Board regarding revisions to the Board of Directors' Manual.

New Candidates

The Corporate Governance & Human Resources Committee annually reviews both the size and composition of the Board in accordance with the Bank's policy "Board and Member Review and Assessment". In fiscal 2008, the Board was comprised of 12 directors, which was large enough to permit a diversity of views and staff the committees without being so large as to detract from its efficiency and effectiveness. In considering new nominees for the Board, the Committee assesses the skills, expertise and experience of the incumbent directors in order to determine the skills, expertise and experience it should seek in new board members to add value to the Board. The Committee has developed a written matrix to assist it in its analysis. As each director is expected to participate on one or more of the Board's four committees, expertise and experience related to a particular committee may be considered by the Committee. The Committee also considers such matters as a candidate's integrity, independence and residency. The Committee then assesses each potential nominee against the criteria developed by the Committee.

COMPENSATION

Compensation Committee

The Corporate Governance & Human Resources Committee has responsibility for determining the compensation of the Bank's directors and officers. As of the date of this Circular, this committee is comprised of seven directors, all of whom are independent. The mandate of this committee in respect of compensation matters specifically sets out the following duties and responsibilities:

- review and recommend to the Board the fees and other benefits to be paid to directors;
- review the position descriptions for the executive officers of the Bank and approve changes;
- establish (a) an executive compensation structure for the CEO; and (b) in conjunction with the CEO of the Bank, an executive compensation structure for all other executive officers of the Bank and CDI;
- ensure an annual performance appraisal is completed for the President and CEO and that it is reviewed with him by the Chairman of the Board;
- review and approve any employment related contract entered into between the Bank, or one of its subsidiaries, and an executive level officer (equivalent to Executive Vice President within the Bank, or higher);
- review the succession plans for the Bank and its subsidiaries, which will include all critical positions as well as all officers in each of the companies;

- establish, amend, monitor and, where appropriate, terminate all compensation plans and arrangements for executive officers, officers and employees of the Bank and its affiliates, including:
  - Pension and retirement programs;
  - Cash-based incentive compensation plans and other bonus arrangements; and
  - Share incentive plans and other equity-based arrangements;
- award grants of options under any share incentive plan, subject to applicable regulator and shareholder approval; and
- review the annual report on executive compensation and review with the Board of Directors before approval is given.

Determination of Compensation

The remuneration paid to the Bank's directors and officers is reviewed each year by the Corporate Governance & Human Resources Committee. The level of remuneration is designed to provide a competitive level of remuneration relative to comparable positions in the marketplace. A comparator group is developed by identifying companies, primarily within the Bank's market, of similar size considering value of assets, number of employees and revenue. Consultants are periodically retained to obtain this information and to assess the Bank's relative position. The aggregate annual remuneration payable to all directors is set out in the Bank's by-laws. Any increase to this total amount requires shareholder approval.

Compensation Consultants

The Corporate Governance & Human Resources Committee has the responsibility and authority to retain consultants, including compensation consultants or advisors, as the Committee may determine necessary or advisable to carry out its responsibilities. During the year ended October 31, 2008, Mercer (Canada) Limited was engaged by the Committee to obtain compensation information on a specified comparator group. Due to limited participation from the targeted comparator group, the Committee terminated the engagement. Subsequent to the 2008 year end, the Committee decided to retain compensation consultants to analyze the Bank's long-term incentive plan and make recommendations to the Committee.

BOARD COMMITTEES

The Board has four standing committees: the Audit Committee, the Conduct Review Committee, the Corporate Governance & Human Resources Committee and the Loans Committee. The Audit Committee and Conduct Review Committee are required committees under the Bank Act. All directors currently participate in at least one standing committee.

Audit Committee

This committee is comprised of five financially literate and independent directors. A complete copy of the Audit Committee Mandate is attached as Appendix "A" to the Bank's Annual Information Form dated December 10, 2008, which has been filed on SEDAR at www.sedar.com.

Conduct Review Committee

This committee is comprised of four independent directors. Its written mandate is summarized as follows:

- establish procedures to ensure disclosure of transactions with specified related parties of the Bank and review any such transactions to ensure compliance with the Bank Act, either approving or declining the transactions, as required;
- review and approve internal policies for credit arrangements and financial services available to employees of the Bank under the regulations concerning officers and associated parties;

- monitor aggregate transactions of the Bank with directors and officers and their interests to ensure continued compliance with the Bank Act and that excesses over the permitted limits are brought to the Board for consideration;
- review the conduct policy and any other specialized standards on an annual basis to ensure relevance and completeness in regard to legislative requirements;
- monitor procedures for conflicts of interest, confidential information, disclosure of information and handling of customer complaints, and be satisfied that the procedures are being adhered to; and
- ensure every employee, officer and director agrees to comply, by way of an annual written acknowledgement, with the Bank's conduct policies.

Corporate Governance & Human Resources Committee

As of the date of this Circular, this committee is comprised of seven independent directors. This committee is responsible for the identification of new directors (as described under "Nomination of Directors" above) and the determination of the compensation of the Bank's directors and officers (as described under "Compensation" above). In addition, this committee's written mandate includes the following:

- review corporate governance trends and best practices and make recommendations to the Board on changes to the Bank's governance policies and practices; and
- review and monitor compliance with corporate governance guidelines and report instances of non-compliance to the Board.

Loans Committee

This committee is comprised of ten directors, nine of whom are independent. Mr. Phillips serves as an alternate member and in such capacity attends meetings only when required to ensure a quorum. The CEO, who is not independent, is a member of this committee. This committee's written mandate is summarized as follows:

- establish and approve lending limits for the Bank and the CEO within the limits established by the Board and review such limits at least annually;
- review, approve and/or decline all credit applications which are in excess of the lending limit for the CEO but within the Committee's lending limit or which relate to loans to, or guaranteed by, a foreign country;
- make recommendations to the Board for loan proposals in excess of the Loans Committee's limit;
- review the policy of Director Related Loans and make recommendations to the Board;
- approve all amendments to the Bank's lending policies and guidelines;
- review management's recommendations for the allowance for impairment and loan write-offs and make recommendations to the Audit Committee; and
- review no less than quarterly the Bank's management of loan and portfolio credit risk issues and make recommendations to the Board.

ASSESSMENTS

In response to the Board's commitment to effective corporate governance, a two-pronged evaluation process has been initiated. In "even" years, the Board members assess their effectiveness as a Board. In "odd" years, a peer evaluation of each member is scheduled.

During the Board assessment, members are asked to rate items such as structure and size of the Board, the knowledge and diversity of the membership as well as the timeliness and completeness of information received for discussion and the overall effectiveness of the decision-making process. The peer evaluation involves questions such as effectiveness in discussions and decision-making, attendance and whether the director's non-Bank activities enhance or detract from shareholder value.

Both evaluation processes are conducted in-house and require all members to complete questionnaires that are forwarded to the Chairman of the Corporate Governance & Human Resources Committee. The Chairman then compiles the results and prepares a single document that includes any comments that may have been forwarded. Anonymity of the particular submitter is maintained with the aggregate results presented to the Corporate Governance & Human Resources Committee for discussion and action if required. The results are then communicated on an aggregate basis to the full Board for discussion and recommendations as required.

PART V – OTHER INFORMATION

SHAREHOLDER PROPOSALS

There were no shareholder proposals submitted for consideration at this meeting. The final date for submitting shareholder proposals for inclusion in the Circular in connection with next year's annual meeting is October 9, 2009.

ADDITIONAL INFORMATION

Additional information relating to the Bank may be found on SEDAR at www.sedar.com.

Additional financial information is provided in the Bank's Consolidated Financial Statements and Management's Discussion and Analysis for the year ended October 31, 2008, which are both available on SEDAR at www.sedar.com and in the 2008 Annual Report.

Copies of the information referred to in this section may be obtained by writing to the Corporate Secretary, Canadian Western Bank, Suite 2300, 10303 Jasper Avenue, Edmonton, Alberta, T5J 3X6 or via the Bank's website at www.cwbankgroup.com.

DIRECTORS' APPROVAL

The Board of Directors has approved the content and sending of this Management Proxy Circular.

Gail L. Harding, Q.C.
Senior Vice President, General Counsel
and Corporate Secretary
January 9, 2009

SCHEDULE "A"

CANADIAN WESTERN BANK
MANDATE OF THE BOARD OF DIRECTORS

Introduction

The Board's primary responsibility is to oversee the management of the business and to pursue the best interests of the Bank. The Board has plenary power and exercises overall responsibility for the management and supervision of the affairs of the Bank.

Board Size and Criteria

The Board shall consist of at least seven and not more than 25 directors, a majority of whom must be resident Canadians at the time of election or appointment and no more than 15 percent may be employees of the Bank or a subsidiary of the Bank. A majority of the directors of the Board shall be independent within the meaning of Multilateral Instrument 52-110 *Audit Committees*. If a person will have reached the age of 75 years at the time of the election of the Board, he is not eligible to be nominated as a director.

Board Meetings

In order for the Board to transact business, a majority of the directors must be present and a majority of those present must be resident Canadians. The Board shall meet on a regular basis and shall schedule a sufficient number of meetings (whether in person or by teleconference) to carry out its mandate, which shall occur at least once each quarter. The Board shall have an *in camera* session at each Board meeting with only independent directors present.

Reports From Committees/Subsidiaries

Unless waived by the Board, the Chair of each of the Audit Committee, the Corporate Governance & Human Resources Committee and the Conduct Review Committee shall provide a report to the Board on material matters considered by such committee at the first Board meeting after the committee's meeting. Each board of a material subsidiary that does not have the same directors as the Board shall provide a report to the Board on material matters considered by the subsidiary board at the first Board meeting after the subsidiary's meeting.

Chairman

The Board shall appoint a Chairman of the Board who shall have responsibility to ensure that the Board discharges its duties and responsibilities. The Chairman of the Board shall be an independent director.

Outside Advisors

The Board shall have the authority to retain, at the Bank's expense, independent advisors and consultants to advise the Board as it determines necessary to carry out its duties and to fix the remuneration of such advisors and consultants. The Board may request any officer or employee of the Bank, or the Bank's internal or external auditors or legal counsel to attend a meeting of the Board or to meet with any directors of, or consultants to, the Board.

Governance

The Board of Directors has responsibility for developing the Bank's approach to governance issues although the Corporate Governance & Human Resources Committee plays a key role by recommending and reporting on governance issues, including ethical conduct, to the Board. The Board may delegate specific governance issues to other committees of the Board. The Board is responsible for establishing the appropriate procedures to ensure that the Board, Board committees and individual directors can function independently of management.

General Duties

It is the duty of the directors of the Bank to manage, or supervise the management of, the business and affairs of the Bank. In exercising his or her duties every director shall act honestly and in good faith with a view to the best interests of the Bank and exercise the care, diligence and skill that a reasonably prudent person would exercise in similar circumstances. Each director shall also comply with the provisions of the Bank Act, the regulations under the Bank Act and the by-laws of the Bank. The Board may establish from time to time various committees of the Board to perform certain functions on behalf of the Board.

Statutory Responsibilities Contained in the *Bank Act*

The Board shall comply with the requirements under the *Bank Act* including, but not limited to, the following:

- establish an Audit Committee and a Conduct Review Committee to perform the duties of such committees as set out in the *Bank Act*;

- establish procedures to resolve conflicts of interest, including techniques for the identification of potential conflict situations and for restricting the use of confidential information, and designate a committee of the Board to monitor such procedures;

- establish procedures to provide disclosure of information to customers of the Bank that is required to be disclosed by the *Bank Act* and for dealing with complaints as required by the *Bank Act*, and designate a committee of the Board to monitor such procedures and satisfy itself that they are being adhered to by the Bank;

- establish investment and lending policies, standards and procedures in accordance with the *Bank Act*;

- approve the Bank's annual statement and specific returns prior to submission to the Superintendent of Financial Institutions; and

- approve, when required, related party transactions, in accordance with Part XI of the *Bank Act*; and establish policies and procedures and oversee reporting with respect to related party transactions.

Stewardship Duties and Responsibilities

The Board has responsibility for stewardship of the Bank, including the responsibility to:

- to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer (the "CEO") and other executive officers (as defined in National Instrument 51-102 *Continuous Disclosure Obligations*) and that the CEO and other executive officers create a culture of integrity throughout the organization;

- adopt a strategic planning process and approve, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

- identify the principal risks of the Bank's business, and ensure the implementation of appropriate systems to manage these risks;

- oversee succession planning (including appointing, training and monitoring senior management);

- adopt a communication and disclosure policy for the Bank;

- oversee the Bank's internal control and management information systems;

- develop the Bank's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Bank; and

- review and disclose, no less than annually, measures for receiving feedback from stakeholders.

Other Duties and Responsibilities

The Board shall:

- with the assistance of the Corporate Governance & Human Resources Committee, review and ratify the employment, appointment, grade levels and compensation of the top five executive employees of the Bank and approve all senior officer appointments (Vice-President and higher);

- with the assistance of the Corporate Governance & Human Resources Committee, develop a position description for the Chief Executive Officer, which together with other board approved policies and practices, should provide for a definition of the limits to management's responsibilities, and approve the objectives of the Bank to be met by the Chief Executive Officer;

- with the assistance of the Corporate Governance & Human Resources Committee, ensure the performance of the Chief Executive Officer is evaluated at least annually;

- with the assistance of the Corporate Governance & Human Resources Committee, develop a process to evaluate the effectiveness of each director and the Board as a whole on no less than a biennial basis;

- review and approve the strategic plan, the annual business plan and accompanying capital plan and financial operation budget, including capital expenditures;

- approve material divestures, acquisitions and financial commitments;

- with the assistance of the Audit Committee, approve the annual audited financial statements, Management's Discussion and Analysis ("MD&A"), annual information form, management information circular and other annual public documents of the Bank;

- with the assistance of the Audit Committee, approve the quarterly reports to the shareholders, including the unaudited interim quarterly statements and the quarterly MD&A;

- determine the content and frequency of management reports;

- review any recommendations from regulators or the external auditors respecting their assessment of the effectiveness of the internal controls that come to their attention in the conduct of their work;

- ensure an independent audit/inspection function is in place to monitor the effectiveness of organizational and procedural controls; and

- with the assistance of the Audit Committee and Loans Committee, approve loan write-offs.

This mandate was last approved on June 5, 2008.

MERRILL CORPORATION CANADA
Printed In Canada

CANADIAN WESTERN BANK
Annual and Special Meeting of Shareholders to be held on Thursday, March 5, 2009

Notes

- If a shareholder wishes to be represented at the meeting by proxy, the proxy must be dated and executed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney of the corporation duly authorized.

- All shareholders should refer to the accompanying Management Proxy Circular for further information regarding the completion and use of this proxy and other information pertaining to the meeting.

- If not dated in the space provided herein, this proxy will be deemed to be dated January 29, 2009.

- Each shareholder who is unable to attend the meeting is respectfully requested to date and sign this proxy and return it in the enclosed envelope or send it by fax as indicated in the Voting Instructions.

Canadian Western Bank offers two ways to cast your vote: by mail or by fax. Please choose whichever method is easiest for you.

Voting Instructions

VOTE BY MAIL: DEADLINE – MUST BE RECEIVED BY 3:00 P.M. (MST) ON MARCH 3, 2009

1. Complete the front of this form.
2. Sign, date and return in the enclosed postage paid envelope.

VOTE BY FAX: DEADLINE – MUST BE RECEIVED BY 3:00 P.M. (MST) ON MARCH 3, 2009

1. Complete the front of this form.
2. Sign, date and fax to (403) 233-2857.

CANADIAN WESTERN BANK
Annual and Special Meeting of Shareholders to be held on Thursday, March 5, 2009

CANADIAN WESTERN BANK

Shareholder Proxy Form

This proxy is solicited on behalf of the management of Canadian Western Bank (the "Bank").

The undersigned shareholder of the Bank appoints Jack C. Donald, Chairman of the Board, or failing him, Larry M. Pollock, President and CEO, or, instead of either of the foregoing, ______________________________ as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the Annual and Special Meeting of the Shareholders of the Bank to be held on March 5, 2009, and at any adjournment thereof, with the same powers the undersigned would have if the undersigned was present at the meeting, or any adjournment thereof, with power of substitution, and without limiting the generality of the foregoing, the nominee is directed to vote or refrain from voting as specified below:

1. ☐ FOR the appointment of KPMG LLP, as auditors of the Bank
   or
   ☐ WITHHOLD VOTE for such appointment

2. ☐ FOR the election of directors set out in the Management Proxy Circular
   or
   ☐ WITHHOLD VOTE in such election

3. ☐ FOR the amendment to the Share Incentive Plan as described in the Management Proxy Circular
   or
   ☐ AGAINST such amendment

> > > TWO WAYS TO VOTE! SEE REVERSE > > >

Proxy Information

This proxy is deemed to confer discretionary authority on the proxyholder to vote as he sees fit in the event the shareholder granting this proxy fails to specify the manner in which his shares are to be voted.

THE PROXYHOLDERS NAMED ON THIS FORM OF PROXY NOMINATED BY MANAGEMENT WILL, UNLESS INSTRUCTED OTHERWISE BY THE SHAREHOLDER GRANTING THIS PROXY, VOTE THIS PROXY IN FAVOUR OF THE APPOINTMENT OF AUDITORS, IN FAVOUR OF THE ELECTION OF THE DIRECTORS NAMED IN THE MANAGEMENT PROXY CIRCULAR AND IN FAVOUR OF THE AMENDMENT TO THE SHARE INCENTIVE PLAN.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE BANK, AS HIS NOMINEE TO ATTEND AND ACT FOR HIM ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. This right may be exercised by inserting in the space provided the name of the other person and striking out the names of the nominees designated in this proxy or by completing another appropriate form of proxy.

The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for at the meeting, and if the shareholder specifies a choice in accordance with the means provided for in this proxy, the shares will be voted accordingly.

Dated this _________ day of _________________________, 2009.

____
Signature of shareholder or attorney duly authorized in writing

____
Name of shareholder (please PRINT clearly)

END